As filed with the Securities and Exchange Commission on March 2, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GATEWAY FINANCIAL HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

NORTH CAROLINA	6712	56-2264354
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1580 Laskin Road
Virginia Beach, Virginia 23451
(757) 422-4055
(Address, including ZIP Code, and telephone number, including area code, of registrant’s principal executive offices)

D. BEN BERRY
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
GATEWAY FINANCIAL HOLDINGS, INC.
1580 Laskin Road
Virginia Beach, Virginia 23451
(757) 422-4055
(Name, address, including zip code, and telephone number, including area code of agent for service)

WITH COPY TO:

RONALD D. RAXTER, ESQ.
WILLIAMS, MULLEN, CLARK & DOBBINS, P.C.
HIGHWOODS TOWER ONE, SUITE 500
3200 BEECHLEAF COURT
RALEIGH, NORTH CAROLINA 27604
(919) 981-4304

Approximate date of commencement of the proposed sale to the public:  The date of mailing of the enclosed Joint Proxy Statement/Prospectus to the shareholders of Gateway Financial Holdings, Inc. and The Bank of Richmond, N.A.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 464(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	per Share	Offering Price(2)	Registration Fee
Common Stock No Par Value	1,778,216	N/A	$24,256,000	$744.66

(1)	Represents the maximum estimated number of shares to be issued by the Registrant in connection with its acquisition of The Bank of Richmond, N.A.

(2)	In accordance with Rule 457(f), represents the average of the high and low sale price per share of The Bank of Richmond, N.A. as of February 27, 2007 ($29.15), multiplied by the estimated number of shares of The Bank of Richmond, N.A. common stock to be cancelled in connection with the transaction (1,717,265 shares) less the estimated amount of cash to be paid by the Registrant to the shareholders of The Bank of Richmond, N.A. ($25,802,000).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

JOINT PROXY STATEMENT/PROSPECTUS

GATEWAY FINANCIAL HOLDINGS, INC.
ANNUAL MEETING OF SHAREHOLDERS
May 30, 2007

THE BANK OF RICHMOND, N.A.
SPECIAL MEETING OF SHAREHOLDERS
May 30, 2007

          , 2007

JOINT PROXY STATEMENT / PROSPECTUS

The Boards of Directors of Gateway Financial Holdings, Inc. and The Bank of Richmond, N.A. have agreed to a transaction that will result in The Bank of Richmond being merged with and into Gateway Bank & Trust Co., the wholly owned subsidiary of Gateway Financial Holdings, Inc. Some important facts about this transaction are listed below.

Facts for Bank of Richmond’s Shareholders	Facts for Gateway Financial’s Shareholders

•   Bank of Richmond will be merged with and into Gateway Bank & Trust Co., the wholly owned subsidiary of Gateway Financial. Each share of Bank of Richmond will be converted into either $30.05 in cash or shares of Gateway Financial common stock with a market value of $30.05 (based on a ten day average closing price of Gateway Financial common stock, which is subject to adjustment).
• In exchange for your Bank of Richmond shares, you will receive, for each share of Bank of Richmond, cash or a number of shares of Gateway Financial common stock or a combination of cash and Gateway Financial common stock.
• Your Board of Directors unanimously recommends the transaction.
• The aggregate consideration into which all Bank of Richmond shares are converted must equal 50% Gateway Financial common stock and 50% cash.
• After the exchange, Bank of Richmond’s shareholders will own about 14% of the outstanding common stock of Gateway Financial.
• In connection with the merger, you have ‘‘dissenters’ rights” under federal banking law.
• Except in special circumstances, the exchange of shares will be tax free to you, but any cash you receive in exchange for your Bank of Richmond shares is taxable.
• Bank of Richmond plans to hold a special meeting of shareholders on May 30, 2007, to vote on the transaction.
• Approval of the transaction requires an affirmative vote of two-thirds of the outstanding shares of Bank of Richmond common stock.
• We expect the transaction to be completed by May 31, 2007 provided we timely receive shareholder and regulatory approvals.

•   Bank of Richmond will be merged with and into Gateway Bank & Trust Co.
• In the transaction, you will keep the Gateway Financial common stock you own, and your rights as a shareholder of Gateway Financial will not be affected by the acquisition of Bank of Richmond.
• Your Board of Directors unanimously recommends the transaction.
• After the transaction, Gateway Financial’s shareholders will own about 86% of the outstanding common stock of Gateway Financial.
• The transaction will be tax free to you.
• Gateway Financial plans to hold an annual meeting of shareholders on May 30, 2007, to vote on the transaction, the election of directors, and an amendment of its bylaws.
• We expect the transaction to be completed by May 31, 2007 provided we timely receive shareholder and regulatory approvals.

This Document.  This document serves two purposes. It is a Joint Proxy Statement being distributed by Bank of Richmond and Gateway Financial to their shareholders in connection with a special shareholders’ meeting of Bank of Richmond and the annual shareholders’ meeting of Gateway Financial to consider approval of the transaction agreement. It is also the Prospectus of Gateway Financial to offer to exchange shares of its common stock for shares of Bank of Richmond’s common stock held by Bank of Richmond’s shareholders. This document is therefore referred to as the Joint Proxy Statement/Prospectus. It contains important information about the transaction. You should read it carefully.

i

Transaction Consideration.  If the transaction is approved, Bank of Richmond’s shareholders may elect to receive shares of Gateway Financial common stock, cash, or a combination of cash and Gateway Financial common stock in exchange for their shares of Bank of Richmond common stock. In the exchange, each share of Bank of Richmond will be converted into either $30.05 in cash or shares of Gateway Financial common stock with a market value of $30.05 (based on a ten day average closing price of Gateway Financial common stock, which is subject to adjustment). Bank of Richmond shareholders may elect to receive all cash or all Gateway Financial common stock or a combination of cash and Gateway Financial common stock; provided that the aggregate consideration into which all Bank of Richmond shares are converted must equal 50% Gateway Financial common stock and 50% cash. The actual number of shares of Gateway Financial common stock that each Bank of Richmond shareholder may elect in the exchange will be adjusted based upon the average closing price for Gateway Financial stock during the ten consecutive full trading days on which there is a trade ending two trading days prior to the date of final regulatory approval. This calculation may not be known at the time of the shareholder meetings.

Gateway Financial’s common stock is traded on the Nasdaq Global Market under the symbol “GBTS.” Bank of Richmond’s common stock is traded on the OTC Bulletin Board under the symbol “BRCH.OB.”

Voting.  Even if you plan to attend your shareholders’ meeting, please vote as soon as possible by completing and returning the enclosed appointment of proxy. Not voting at all will have the same effect as voting against the transaction.

Some factors Bank of Richmond’s shareholders should consider before they decide how to vote on the transaction are described in this document under the heading “Risk Factors” which begins on page 14.

Neither the Securities and Exchange Commission, the Office of the Comptroller of the Currency, the North Carolina Commissioner of Banks, nor any state securities commission has approved of the Gateway Financial common stock to be issued in the transaction or determined if this document is accurate or complete. It is illegal to tell you otherwise.

The shares of Gateway Financial common stock to be issued to Bank of Richmond’s shareholders are not deposits or savings accounts and are not obligations of or guaranteed by Gateway Financial. They are not insured by the FDIC or any other government agency and are subject to investment risk, including the possible loss of principal.

This Joint Proxy Statement/Prospectus is dated          , 2007, and it is being mailed to Bank of Richmond’s and Gateway Financial’s shareholders on or about          , 2007.

Page

QUESTIONS AND ANSWERS FOR ALL SHAREHOLDERS ABOUT VOTING PROCEDURES FOR THE SHAREHOLDER MEETINGS	1
QUESTIONS AND ANSWERS FOR BANK OF RICHMOND SHAREHOLDERS ABOUT ELECTING THE FORM OF TRANSACTION CONSIDERATION	3
SUMMARY	4
SELECTED HISTORICAL FINANCIAL INFORMATION	11
Gateway Financial Historical	11
Bank of Richmond Historical	12
Comparative Per Share Data	13
RISK FACTORS	14
Risks Relating to the Transaction	14
Risks Relating to Holding Gateway Financial Stock	15
GATEWAY FINANCIAL AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS	21
GATEWAY FINANCIAL AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET	22
FORWARD-LOOKING STATEMENTS	23
MARKET PRICES AND DIVIDEND POLICIES	24
Gateway Financial	24
Bank of Richmond	25
GATEWAY FINANCIAL AND BANK OF RICHMOND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	26
THE SHAREHOLDER MEETINGS	30
Gateway Financial’s Annual Shareholders’ Meeting	30
Bank of Richmond Special Meeting	33
Board Recommendation	35
Expenses of the Shareholder Meetings	35
PROPOSAL FOR BOTH THE GATEWAY FINANCIAL ANNUAL MEETING AND THE BANK OF RICHMOND SPECIAL MEETING — Approval of the Purchase of Bank of Richmond by Gateway Financial	35
General	35
Elections of Transaction Consideration	35
Allocation of Cash and Stock	36
Stock Exchange Ratio	36
Election Procedures; Surrender of Stock Certificates	37
Background of the Transaction	38
Bank of Richmond’s Reasons for the Transaction	39
Gateway Financial’s Reasons for the Transaction	40
Recommendation of Bank of Richmond’s Board	41
Recommendation of Gateway Financial’s Board	41
Opinion of Bank of Richmond’s Financial Advisor	41
Opinion of Gateway Financial’s Financial Advisor	49
Effective Time of the Transaction	57
Conditions to Consummation of the Transaction	57
Regulatory Approvals	58

v

QUESTIONS AND ANSWERS FOR ALL SHAREHOLDERS
ABOUT VOTING PROCEDURES FOR THE SHAREHOLDER MEETINGS

What is the proposed transaction?

Bank of Richmond has agreed to merge with and into Gateway Bank & Trust Co., the bank subsidiary of Gateway Financial.

What will I receive in the transaction?

If the transaction agreement is approved by the shareholders of Bank of Richmond and the transaction is subsequently completed, each outstanding share of Bank of Richmond common stock, except any dissenting shares, will be converted into the right to receive either $30.05 in cash or shares of Gateway Financial common stock with an average market value of $30.05. The number of shares of Gateway Financial common stock exchanged for each share of Bank of Richmond common stock is subject to adjustment based on a ten day average closing price of Gateway Financial common stock. Cash will be paid for all fractional shares. Gateway Financial’s common stock is traded on the Nasdaq Global Market under the symbol “GBTS.”

When will the transaction occur?

Gateway Financial and Bank of Richmond presently expect to complete the transaction by May 31, 2007. The transaction will occur after all regulatory approvals and the approvals of the shareholders of Gateway Financial and Bank of Richmond are obtained and the other conditions to the transaction are satisfied or waived. Gateway Financial and Bank of Richmond are working toward completing the transaction as quickly as possible.

When should I send in my stock certificates?

Please DO NOT send in your stock certificates with your proxy card. YOU SHOULD FOLLOW THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL WHICH WILL BE SENT AFTER MAY 31, 2007 REGARDING HOW AND WHEN TO SURRENDER YOUR STOCK CERTIFICATE.

What are the tax consequences of the transaction to me?

Gateway Financial and Bank of Richmond expect that for United States federal income tax purposes, the transaction will be considered a tax-free reorganization, which means that you will not recognize any taxable gain or loss with respect to the exchange of your shares of Bank of Richmond common stock for Gateway Financial common stock and will have a carry-over basis and holding period from your Bank of Richmond shares. To the extent you receive cash in the transaction for your Bank of Richmond common stock, for fractional shares, or otherwise, you will recognize gain or loss. You are urged to consult your tax advisor to fully understand the tax consequences of the transaction to you.

When and where will the shareholder meetings take place?

Gateway Financial will hold its annual meeting of its shareholders on May 30, 2007 at 2:00 p.m. at The Jefferson Hotel, 101 West Franklin Street, Richmond, Virginia 23220. Bank of Richmond will hold its special meeting on May 30, 2007 at 10:00 a.m. at The Jefferson Hotel, 101 West Franklin Street, Richmond, Virginia 23220.

As a Gateway Financial shareholder, how do I vote?

Approval of the transaction agreement requires the affirmative vote of at least           shares, representing a majority of the outstanding shares of Gateway Financial common stock on          , 2007. If you were the owner of Gateway Financial common stock on          , 2007, you may vote at Gateway Financial’s annual meeting. Failing to vote will have the same effect as voting against approval of the transaction.

As a Bank of Richmond shareholder, how do I vote?

Approval of the transaction agreement requires the affirmative vote of at least           shares, representing two-thirds of the outstanding shares of Bank of Richmond common stock on          , 2007. If you were the owner of Bank of Richmond common stock on          , 2007, you may vote at Bank of Richmond’s special meeting. Therefore, if you fail to vote, that will have the same effect as voting against approval of the transaction.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

Yes, but only if you give your broker instructions on how to vote your shares. Consequently, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as if you voted against the transaction.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the transaction agreement and the other proposals presented at your shareholder meeting.

How do the boards of directors of Gateway Financial and Bank of Richmond recommend that I vote?

The boards of directors of Gateway Financial and Bank of Richmond have unanimously approved and adopted the transaction agreement and recommend that their shareholders vote FOR approval of the transaction. The boards of directors of Gateway Financial and Bank of Richmond believe that the transaction presents a unique strategic opportunity to create greater short- and long-term growth and shareholder value.

As a Bank of Richmond shareholder, what happens if I transfer my shares after the record date for the special meeting?

The record date for the special meeting is earlier than the expected date of completion of the transaction. Therefore, if you transfer your shares of Bank of Richmond common stock after the record date, but prior to the transaction, you will retain the right to vote at the special meeting, but the right to receive the transaction consideration will transfer with the shares of stock.

What do I need to do now?

After you have thoroughly reviewed this proxy statement-prospectus, simply indicate on the proxy card applicable to your Gateway Financial common stock or Bank of Richmond common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed pre-addressed postage-paid envelope as soon as possible or in the case of Gateway Financial, follow the instructions on your proxy card to vote by telephone or the Internet.

Can I change my vote after I have submitted my proxy with voting instructions?

There are three ways you can change your vote. First, you may send a written notice to the Secretary of your company stating that you would like to revoke your proxy. Second, you may complete and submit a later dated proxy with new voting instructions. The latest vote actually received by Gateway Financial or Bank of Richmond prior to their shareholders’ meeting will be your vote, and any earlier votes will be revoked. Third, you may attend the Gateway Financial annual meeting or The Bank of Richmond special meeting, as applicable, and vote in person. Any earlier proxy votes will be revoked. Simply attending the meeting without voting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions you will receive from your broker to change or revoke your proxy.

Whom should I call with questions?

Bank of Richmond shareholders should call Rex Smith, President of Bank of Richmond or Larry Ashworth, Secretary of Bank of Richmond, at (804) 288-7151 with any questions about the transaction and related issues.

Gateway Financial shareholders should call David R. Twiddy, President of Gateway Bank & Trust Co., at (252) 334-1511 or Wendy Small, Secretary of Gateway Financial, at (757) 422-4055.

QUESTIONS AND ANSWERS FOR BANK OF RICHMOND SHAREHOLDERS
ABOUT ELECTING THE FORM OF TRANSACTION CONSIDERATION

How do I elect the form of payment I prefer in the transaction?

An election form, together with a return envelope, will be mailed to you at a reasonable date before the Bank of Richmond shareholders meeting. To elect the form of payment you prefer, you must complete and return the election form. If you do not make an election, you will be allocated Gateway Financial common stock or cash or both depending on the elections made by the other shareholders. Please remember that the ratio of Gateway Financial common stock to be exchanged in the transaction for each share of Bank of Richmond common stock will be determined by the price of Gateway Financial’s common stock at a date prior to the closing of the transaction. The fully completed election form must be returned to Computershare, Gateway Financial’s transfer agent, before the election deadline on          , 2007.

How do I exchange my Bank of Richmond stock certificates?

Shortly after the transaction is completed, a letter of transmittal, together with a return envelope, will be mailed to you. The letter of transmittal will provide instructions on where to surrender your Bank of Richmond stock certificates. The exchange agent will allocate cash and Gateway Financial common stock among Bank of Richmond’s shareholders consistent with the allocation and proration procedures in the transaction agreement.

What will I be paid per share for my Bank of Richmond common stock?

For each whole share of Bank of Richmond common stock, you will be paid either $30.05 in cash or shares of Gateway Financial’s common stock with an average market value of $30.05. The number of shares of Gateway Financial common stock exchanged for each share of Bank of Richmond common stock is subject to adjustment based on a ten day average closing price of Gateway Financial common stock. Cash will be paid for all fractional shares.

SUMMARY

This summary highlights the material terms of the proposed transaction between Gateway Financial and Bank of Richmond. For a more complete description of the terms of this transaction, and the parties to it, you should carefully read this entire Joint Proxy Statement/Prospectus, the documents that accompany this Joint Proxy Statement/Prospectus, and the documents to which we refer you. See “Where You Can Get More Information” at page   .

Gateway Financial Annual Meeting (Page   )

Gateway Financial will hold its annual meeting of shareholders at 2:00 p.m. on May 30, 2007 at The Jefferson Hotel, 101 West Franklin Street, Richmond, Virginia. If you owned shares of Gateway Financial at the close of business on the record date of          , 2007, you may vote at the Gateway Financial annual shareholders’ meeting.

On the record date for the Gateway Financial annual meeting, there were           shares of Gateway Financial common stock outstanding. Each Gateway Financial shareholder will have one vote at Gateway Financial’s annual meeting for each share of stock he or she owned on the record date.

The matters for consideration at the Gateway Financial annual meeting are:

•	Consideration of approval of the transaction with Bank of Richmond.

•	Election of five Class II directors to serve three-year terms until the annual meeting in 2010, or until their successors are elected and qualified.

•	Consideration of a proposal to amend Gateway Financial’s Bylaws to increase the maximum number of directors from fifteen to seventeen.

•	If the transaction with the Bank of Richmond and the Bylaw amendment are approved, election of one additional director to serve a one-year term until the annual meeting in 2008, or until his successor is elected and qualified.

•	Consideration of a proposal to amend Gateway Financial’s Articles of Incorporation to increase the authorized number of shares of common stock from 20,000,000 to 30,000,000.

A Majority Vote of Gateway Financial’s Shareholders is Required to Approve the Transaction Described in Proposal 1 (Page   )

Approval of the transaction requires the affirmative vote of the holders of a majority of Gateway Financial’s outstanding shares of common stock. Because an absolute majority vote of all shares is required to approve the transaction, your failure to vote will have the same effect as a vote against approval of the transaction.

Directors and executive officers of Gateway Financial currently own 16.0% of the shares that may be voted at Gateway Financial’s annual meeting. Such directors and executive officers would control up to 24.0% of the shares that may be voted at the Gateway Financial annual meeting upon the exercise of outstanding stock options. We expect all such shares to be voted in favor of the transaction.

Brokers who hold shares as nominees, or in “street name,” will not have the authority to vote such shares on Proposal 1 at the Gateway Financial annual meeting unless they receive instructions from the shareholder whose account they hold.

If both Bank of Richmond and Gateway Financial receive the approval of their respective shareholders, we currently expect to complete the transaction by May 31, 2007, although we cannot be sure of when, or whether, the transaction will be completed.

How Votes Will Be Counted on Other Proposals at the Gateway Financial Annual Meeting (Page   )

Each Gateway Financial share is entitled to one vote for each other matter submitted for a vote and, in the election of directors, for each director to be elected.

Proposal 2 — Election of directors.  In the election of directors under Proposal 2, the five nominees receiving the highest number of votes will be elected. Shares not voted (including abstentions and broker non-votes) will have no effect. Shareholders are not authorized to cumulate their votes for directors.

Proposal 3 — Approval of an Amendment to Gateway Financial’s Bylaws Increasing the Authorized Number of Directors from fifteen to seventeen.  Proposal 3 will be approved if the number of votes cast for the proposal exceeds the number of votes cast against the proposal. Shares not voted (including abstentions and broker non-votes) will have no effect.

Proposal 4 — Election of Bank of Richmond director.  Under Proposal 4, the nominee receiving the highest number of votes will be elected. Shares not voted (including abstentions and broker non-votes) will have no effect. Shareholders are not authorized to cumulate their votes for directors.

Proposal 5 — Approval of an Amendment to Gateway Financial’s Articles of Incorporation Increasing the Authorized Number of Shares of Common Stock from 20,000,000 to 30,000,000.  Proposal 5 will be approved if the number of votes cast for the proposal exceeds the number of votes cast against the proposal. Shares not voted (including abstentions and broker non-votes) will have no effect.

Bank of Richmond Special Meeting (Page   )

Bank of Richmond will hold a special meeting of its shareholders at 10:00 a.m. on May 30, 2007 at The Jefferson Hotel, 101 West Franklin Street, Richmond, Virginia. If you owned shares of Bank of Richmond at the close of business on the record date of          , you may vote at the Bank of Richmond special shareholders’ meeting.

On the record date for the Bank of Richmond special meeting, there were           shares of Bank of Richmond common stock outstanding. Each Bank of Richmond shareholder will have one vote at Bank of Richmond’s meeting for each share of stock he or she owned on the record date.

The sole matter for consideration at the Bank of Richmond special meeting is consideration of approval of the transaction with Gateway Financial.

A Two-Thirds Vote of Bank of Richmond’s Shareholders is Required to Approve the Transaction Described in Proposal 1 (Page   )

Approval of the transaction requires the affirmative vote of the holders of two-thirds of Bank of Richmond’s outstanding shares of common stock. Because a two-thirds vote of all shares is required to approve the transaction, your failure to vote will have the same effect as a vote against approval of the transaction.

Directors and executive officers of Bank of Richmond own 14.3% of the shares that may be voted at Bank of Richmond’s special meeting. Such directors and executive officers would control up to 21.9% of the shares that may be voted at the Bank of Richmond special meeting upon the exercise of outstanding stock options. We expect all such shares to be voted in favor of the transaction.

Brokers who hold shares as nominees, or in “street name,” will not have the authority to vote such shares at the Bank of Richmond special meeting unless they receive instructions from the shareholder whose account they hold.

The Companies (Pages   ,  )

Gateway Financial Holdings, Inc.
1580 Laskin Road
Virginia Beach, Virginia 23451
(757) 422-4055

Gateway Financial is a corporation organized under the laws of the State of North Carolina and is registered as a financial holding company with the Federal Reserve Board. Gateway Financial was formed in October 2001 to become the owner of all outstanding shares of Gateway Bank & Trust Co., which commenced operations in December 1998.

Gateway Bank & Trust Co. is a state-chartered commercial bank organized under the laws of the State of North Carolina. Its main office is in Elizabeth City, North Carolina. The Bank is a full-service community bank with a total of twenty-four offices — thirteen in Virginia: Virginia Beach (7), Chesapeake (3), Suffolk, Norfolk and Emporia; and eleven in North Carolina: Elizabeth City (3), Edenton, Kitty Hawk (2), Moyock, Nags Head, Plymouth, Roper and Raleigh, and a private banking center in Raleigh. The Bank also provides insurance through its Gateway Insurance Services, Inc. subsidiary, brokerage services through its Gateway Investment Services, Inc. subsidiary, and mortgage banking services through its Gateway Financial Mortgage, Inc. subsidiary.

The Bank of Richmond
5300 Patterson Avenue
Richmond, Virginia 23226
(804) 288-7151

Bank of Richmond is a National commercial bank organized under the laws of the United States. Bank of Richmond commenced operations in 1999 and operates six community banking offices in the Richmond metropolitan area and one loan production office in Charlottesville, Virginia.

The Transaction (Page   )

If the transaction is approved, Bank of Richmond will be merged with and into Gateway Bank & Trust Co., the wholly owned subsidiary of Gateway Financial, and Bank of Richmond’s shareholders may elect to receive shares of Gateway Financial common stock, cash, or a combination of cash and Gateway Financial common stock in exchange for their shares of Bank of Richmond common stock. In the exchange, each whole share of Bank of Richmond will be converted into either $30.05 in cash or shares of Gateway Financial common stock with a market value of $30.05 (based on a ten day average closing price of Gateway Financial common stock, which is subject to the adjustment described below). Bank of Richmond shareholders may elect to receive all cash or all Gateway Financial common stock or a combination of cash and Gateway Financial common stock; provided that aggregate consideration into which all Bank of Richmond shares are converted must equal 50% Gateway Financial common stock and 50% cash. The actual number of shares of common stock that each Bank of Richmond shareholder will receive in the stock exchange will be based upon the average closing price for Gateway Financial stock during the ten consecutive full trading days on which there is a trade ending two trading days prior to the date of final regulatory approval.

Because the average market price of Gateway Financial stock to be used to determine the number of shares of Gateway Financial common stock to be exchanged for each share of Bank of Richmond common stock will not be determined until the ten-day trading period ends, the exact number of shares of Gateway Financial common stock that will be exchanged for each share of Bank of Richmond common stock cannot be calculated at this time. However, if the ten-day trading average of Gateway Financial’s common stock is equal to or greater than $12.83 or equal to or less than $15.69, then the transaction agreement provides that the per share stock exchange ratio shall be equal to $30.05 divided by the ten-day trading average, rounded to five decimal places. However, should the ten-day trading average be less than $12.83, the transaction agreement provides that the per share stock exchange ratio will be 2.34217 shares of Gateway Financial common stock for each share of Bank of Richmond common stock. Should the ten-day trading average be greater than $15.69, then the transaction agreement provides that the per share stock exchange ratio will be 1.91523 shares of Gateway Financial common stock for each share of Bank of Richmond common stock. As of          , 2007, the ten-day trading average of Gateway Financial’ common stock was $     , which would result in a stock exchange ratio of           shares of Gateway Financial common stock for each share of Bank of Richmond common stock.

While we cannot assure you that you will receive the form of consideration you elect, each Bank of Richmond shareholder may elect to receive: (i) all of his or her transaction consideration in shares of Gateway Financial common stock; (ii) all of his or her transaction consideration in cash; or (iii) any combination of cash and Gateway Financial common stock based on whole shares. Shareholder elections will be adjusted pro rata, as necessary, to insure that 50% of all shares of common stock of Bank of Richmond are exchanged for shares of Gateway Financial common stock and 50% of all shares of common stock of Bank of Richmond are exchanged for cash. If shareholder elections are adjusted, then Bank of Richmond shareholders may be required to receive a mix of consideration that is different from that which they elected. An election form will be mailed to Bank of Richmond shareholders at a reasonable date prior to the Bank of Richmond shareholders meeting. The election form will allow each Bank of Richmond shareholder to elect the form of transaction consideration he or she would like to receive. Upon consummation of the transaction, shareholders of Bank of Richmond will own approximately 14% of the issued and outstanding shares of Gateway Financial (based upon a exchange ratio of 2.07099 shares of Gateway Financial common stock for each share of Bank of Richmond exchanged for common stock).

We have attached the transaction agreement as Appendix A of this Joint Proxy Statement/Prospectus. We encourage you to read the agreement as it is the legal document that governs the transaction.

Both Companies’ Boards of Directors Unanimously Recommend that Shareholders Vote “FOR” Approval of the Transaction (Pages   ,  )

The Boards of Directors of both Gateway Financial and Bank of Richmond believe that the transaction is in the best interests of their respective shareholders and recommend that shareholders vote “FOR” approval of the transaction.

The Bank of Richmond Board believes that its shareholders will gain a stake in a larger, well capitalized community bank holding company with the ability to provide customers with a broader variety of services and whose stock is traded on the Nasdaq Global Market. This transaction will allow the resulting company to increase its market share and its geographic reach, and to more widely diversify its credit risk.

The Boards of Directors of Gateway Financial and Bank of Richmond believe that the transaction will help fulfill their mutual long-term goals of:

•	enhancing shareholder value;

•	adding financial products and services;

•	diversifying credit risk;

•	broadening the markets they serve; and

•	generating growth in assets and deposits.

Gateway Financial’s Board of Directors Unanimously Recommend that Gateway Financial Shareholders Vote “FOR” Approval of the Other Proposals at its Annual Meeting (Page   )

The Gateway Financial Board recommends that its shareholders vote FOR the five nominees for director in Proposal 2, FOR the Bylaw amendment in Proposal 3, FOR the Bank of Richmond nominee for director in Proposal 4, and FOR the amendment to the Articles of Incorporation in Proposal 5, all as described herein.

Comparative Per Share Market Price Information (Page   )

Shares of Gateway Financial’s common stock are listed on the Nasdaq Global Market under the symbol “GBTS”. On January 9, 2007, the last full trading day prior to the public announcement of the proposed transaction, Gateway Financial’s stock closed at $14.51 per share. On          , 2007, the most recent date prior to the printing of this document, Gateway Financial’s stock closed at $      per share.

Shares of Bank of Richmond’s common stock are listed on the OTC Bulletin Board under the symbol “BRCH.OB”. On January 8, 2007, the last full trading day on which there was a trade prior to the public announcement of the proposed transaction, Bank of Richmond’s stock closed at $19.20 per share. On          , 2007, the most recent date prior to the printing of this document, Bank of Richmond’s stock closed at $      per share.

Gateway Financial Pays Quarterly Dividends (Page   )

Gateway Financial has paid a quarterly cash dividend since November 15, 2004. Future dividends will be determined by Gateway Financial’s Board of Directors in light of circumstances existing from time to time, including Gateway Financial’s growth, its financial condition and results of operations, regulatory restrictions on the payment of dividends, and other factors that the Board of Directors considers relevant.

Shareholders Will Generally Not be Taxed on Any Stock Received but Could be Taxed on Cash Received as a Result of the Transaction (Page   )

We have received an opinion from the law firm of Williams, Mullen, Clark & Dobbins, P.C. as to the federal income tax consequences of the transaction. Subject to the limitations and qualifications summarized in the “Federal Income Tax Consequences” section of this Joint Proxy Statement/Prospectus, neither Gateway Financial shareholders nor Bank of Richmond shareholders will recognize gain or loss for U.S. federal income tax purposes as a result of the transaction, except to the extent that cash is received from Gateway Financial for shares of Bank of Richmond common stock. The cash received by Bank of Richmond shareholders pursuant to the transaction either by exchange of shares of Bank of Richmond common stock or in lieu of fractional share interests should be treated as proceeds of a redemption for federal income tax purposes and should qualify for “sale or exchange” treatment at applicable capital gains rates. However, because of uncertainty resulting from the fact that more than one provision of the tax law could apply to this transaction, it is possible that the receipt of any cash by Bank of Richmond shareholders would not qualify for “sale or exchange” treatment and would therefore be subject to ordinary income tax rates.

Since tax matters can be complicated, and tax results may vary among shareholders, we urge you to contact your own tax advisor to understand fully how this transaction will affect you.

Keefe, Bruyette & Woods and Ryan Beck & Co. believe that the Transaction is Fair to Each Company’s Shareholders (Pages   ,  )

In deciding to approve the transaction between Gateway Financial and Bank of Richmond, our Boards considered opinions from our respective financial advisors as to the fairness of the transaction consideration from a financial point of view. Bank of Richmond has received an opinion from Keefe, Bruyette & Woods, Inc., Richmond, Virginia (“KBW”) that the transaction consideration is fair, from a financial point of view, to Bank of Richmond’s shareholders. Gateway Financial has received an opinion from Ryan Beck & Co., Inc., Florham Park, New Jersey (“Ryan Beck”) that the transaction consideration is fair, from a financial point of view, to Gateway Financial’s shareholders. These opinions are attached as Appendices B and C to this Joint Proxy Statement/Prospectus.

In connection with delivering these opinions, our financial advisors performed a variety of analyses. The analyses included:

•	comparing Bank of Richmond’s and Gateway Financial’s historical stock prices and other financial information to each other and to those of other selected companies;

•	comparing the financial terms of the transaction to those of other publicly announced transactions; and

•	estimating the relative values and contributions of Bank of Richmond and Gateway Financial based on past and estimated future performances and anticipated benefits of the transaction.

KBW will be paid a fee of one percent of the market value of the transaction for its advisory services in connection with the transaction, including the delivery of its fairness opinion, which is $557,856 (See disclosure in KBW’s opinion, included in this Joint Proxy Statement/Prospectus as Appendix B). Ryan Beck will receive a fee of $500,000 for its advisory services in connection with the transaction, including the delivery of its fairness opinion (See disclosure in Ryan Beck’s opinion, included in this Joint Proxy Statement/Prospectus as Appendix C).

We Must Obtain Regulatory Approvals to Complete the Transaction (Page   )

We have filed an application under the Bank Holding Company Act with the Federal Reserve Board to permit Gateway Financial to acquire Bank of Richmond. We cannot complete the transaction unless the Federal Reserve approves it. Once the transaction is approved, we will have to wait from 15 to 30 days before we can complete it. During that time, the U.S. Department of Justice can challenge the transaction.

We have also filed an application with the North Carolina Commissioner of Banks for permission to merge the Bank of Richmond with and into Gateway Bank & Trust Co. We cannot complete the transaction unless the Commissioner approves the merger with Bank of Richmond. After the Commissioner’s approval, we will need the consent of the North Carolina Banking Commission.

As of the date of this document, we have not yet received the required approvals. Although we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will get them.

Purchase Accounting Treatment to be Used (Page   )

Under the purchase method of accounting, the net assets and liabilities of Bank of Richmond, as the company being acquired in the transaction are, as of the closing date of the transaction, generally recorded at their respective fair values and added to those of Gateway Financial. Gateway Financial’s consolidated financial statements issued after consummation of the transaction will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of Bank of Richmond.

Our Banking Operations After the Transaction (Page   )

As a result of the transaction, Bank of Richmond will be merged with and into Gateway Bank & Trust Co. and will cease to exist as a separate entity. Gateway Bank & Trust Co. will operate the former branches of Bank of Richmond under the name “Bank of Richmond, a division of Gateway Bank & Trust Co.” for a period of at least two years.

Reselling the Stock Received in the Transaction (Page   )

The shares of Gateway Financial common stock to be issued in the transaction will be registered under the Securities Act of 1933. Except as noted below, shareholders may freely transfer those shares after they receive them. Bank of Richmond has identified certain of its directors, executive officers and others who may be deemed “affiliates” of Bank of Richmond, and those persons are expected to enter into agreements with Gateway Financial restricting their ability to transfer the shares they will receive in the transaction.

Differences in Shareholders’ Rights (Page   )

Pursuant to the terms of the transaction, each Bank of Richmond shareholder who receives Gateway Financial common stock will become a Gateway Financial shareholder. The rights of Bank of Richmond shareholders are currently governed by the National Bank Act, and to the extent not inconsistent with federal banking law, its articles of association and by-laws. The rights of Gateway Financial shareholders are currently governed by North Carolina corporate law and Gateway Financial’s articles of incorporation and by-laws. The rights of Bank of Richmond and Gateway Financial shareholders differ with respect to voting requirements for certain corporate events and with respect to various other matters.

Financial Interests of Bank of Richmond’s Directors and Officers in the Transaction (Page   )

Some of Bank of Richmond’s directors and officers have interests in the transaction that are in addition to their interests as shareholders. Gateway Financial has agreed that one current Bank of Richmond director will be appointed as a director of Gateway Financial and Gateway Bank & Trust Co. when the transaction is completed. Gateway Financial does not currently pay directors’ fees in addition to the fees received for service on the board of its subsidiary bank, Gateway Bank & Trust Co. The other members of the Bank of Richmond Board shall either: (i) be appointed by Gateway Financial, in its sole discretion, to serve on the advisory board of Gateway Bank for its Bank of Richmond region; or (ii) be paid a lump sum of $10,000. Advisory board members shall be entitled to receive fees in an amount equal to $150 per month for five years following the closing of the transaction. In exchange for terminating his current employment agreement, Bank of Richmond will pay its President, Mr. Rex Smith, a lump sum of approximately

$611,000 when the transaction is completed. Mr. Smith will also enter into a new employment agreement with Gateway Bank & Trust Co. on the closing date of the transaction that will have a rolling three-year term at a base salary of $208,000.

Terminating the Transaction Agreement (Page   )

Bank of Richmond has the right to terminate the transaction agreement if, during a pricing period, the average price of Gateway Financial common stock falls:

•	Below $11.76, and

•	Such price decrease is at least 17.5% more than any decrease in the Nasdaq Bank Index.

If Bank of Richmond exercises this termination right, Gateway Financial can cancel the termination by increasing the transaction consideration as provided in the transaction agreement. The transaction agreement may be terminated by either Bank of Richmond or Gateway Financial if the transaction has not occurred by October 31, 2007.

Amending the Transaction Agreement (Page   )

The transaction agreement may be amended by written consent of Gateway Financial and Bank of Richmond at any time prior to the completion of the transaction. However, under applicable North Carolina law and Nasdaq rules, an amendment to reduce the consideration payable to Bank of Richmond shareholders and certain other types of amendments cannot be made following adoption of the transaction agreement by the Bank of Richmond shareholders without their approval.

Bank of Richmond has Agreed Not to Solicit Alternative Transactions (Page   )

In the transaction agreement, Bank of Richmond has agreed not to encourage, solicit, or negotiate with any entity other than Gateway Financial concerning an acquisition transaction involving Bank of Richmond. This restriction, along with the termination payment described below, may deter other potential parties interested in acquiring control of Bank of Richmond. However, Bank of Richmond may take certain of these actions if its Board of Directors determines that it should do so. This determination by the Bank of Richmond Board must be made after the Bank of Richmond Board consults with its legal counsel, and must be based on the Bank of Richmond Board’s fiduciary duties. As a condition to Gateway Financial entering into the transaction agreement, Bank of Richmond agreed to pay Gateway Financial $2,000,000 if either: (A) Bank of Richmond encourages, solicits, or negotiates with any entity other than Gateway Financial concerning an acquisition transaction or its Board fails to recommend, modifies, withdraws or changes its recommendation to its shareholders to approve the transaction with Gateway Financial; or (B) an alternative transaction is presented to Bank of Richmond or its shareholders and thereafter, any of the following occur: (i) the Gateway Financial transaction is disapproved by Bank of Richmond or its shareholders; (ii) Bank of Richmond enters into an agreement to a transaction with an entity other than Gateway Financial; or (iii) such a transaction with an entity other than Gateway Financial is consummated.

Rights of Dissent by Bank of Richmond Shareholders (Page   )

Bank of Richmond shareholders may be entitled to dissent and demand payment of the fair value of your shares of Bank of Richmond common stock. Your right to dissent is conditioned on your strict compliance with the requirements of the National Bank Act.

In order to exercise dissenters’ rights, a shareholder must (i) not vote in favor of the transaction agreement or give notice of dissent prior to the shareholder meeting, and (ii) must give the written notice required by the National Bank Act following the shareholder meeting.

Shareholders should note that the return of a signed unmarked proxy by a shareholder will be considered a vote in favor of the transaction agreement and a shareholder vote against the transaction agreement alone will not satisfy the written notice requirement.

Gateway Financial shareholders do not have a right to dissent and demand payment of the fair value of your shares of Gateway Financial common stock.

SELECTED HISTORICAL FINANCIAL INFORMATION

Gateway Financial Historical

The information presented below is derived in part from the audited consolidated financial statements and notes thereto of the Company. This information presented below does not purport to be complete and should be read in conjunction with the Company’s consolidated financial statements appearing elsewhere in this annual report.

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)

Operating Data:
Total interest income	$73,097	$39,679	$19,632	$13,486	$10,311
Total interest expense	36,099	16,376	6,691	5,341	4,819

Net interest income	36,998	23,303	12,941	8,145	5,492
Provision for loan losses	3,400	2,200	1,425	1,200	480

Net interest income after provision for loan losses	33,598	21,103	11,516	6,945	5,012
Total non-interest income	9,270	8,067	5,857	4,485	2,826
Total non-interest expense	34,974	23,266	14,653	10,230	7,211

Income before income taxes	7,894	5,904	2,720	1,200	627
Provision for income taxes	2,625	1,965	710	—	—

Net income	$5,269	$3,939	$2,010	$1,200	$627

Per Share Data:(1)
Net income basic	$0.49	$0.48	$0.37	$0.30	$0.16
Net income diluted	0.47	0.46	0.34	0.29	0.16
Dividends	0.16	0.09	0.02	—	—
Book value	9.99	9.46	7.98	6.20	5.98
Tangible book value	8.84	8.47	6.66	5.31	5.41
Balance Sheet Data:
Total assets	$1,207,477	$883,373	$535,728	$314,826	$231,053
Loans receivable	994,592	666,652	381,956	231,740	161,488
Allowance for loan losses	9,405	6,283	4,163	2,759	1,721
Deposits	923,725	646,262	406,259	238,452	174,663
Borrowings	166,929	134,665	63,926	50,000	31,401
Shareholders’ equity	109,640	98,744	64,318	24,971	23,968
Selected Performance Ratios:
Return on average assets	0.51%	0.58%	0.49%	0.43%	0.32%
Return on average equity	5.06%	5.77%	5.12%	4.93%	2.58%
Net interest margin(2)	3.87%	3.81%	3.59%	3.24%	3.09%
Net interest spread(3)	3.35%	3.44%	3.33%	2.98%	2.68%
Non-interest income as a percentage of net interest income and non-interest income	20.04%	25.72%	31.16%	35.51%	33.97%
Non-interest income as a percentage of average assets	0.89%	1.19%	1.44%	1.61%	1.46%
Non-interest expense to average assets	3.35%	3.43%	3.59%	3.67%	3.71%
Efficiency ratio(4)	75.80%	74.17%	77.95%	81.00%	86.69%
Asset Quality Ratios:
Nonperforming loans to period-end loans	0.33%	0.03%	0.13%	0.52%	0.82%
Allowance for loan losses to period-end loans	0.95%	0.94%	1.09%	1.19%	1.07%
Allowance for loan losses to nonperforming loans	287.70%	3079.90%	849.59%	228.02%	129.59%
Nonperforming assets to total assets(5)	0.27%	0.02%	0.09%	0.38%	0.67%
Net loan charge-offs to average loans outstanding	0.04%	0.02%	0.01%	0.11%	0.15%
Capital Ratios:(6)
Total risk-based capital	12.99%	15.17%	17.40%	12.68%	12.51%
Tier 1 risk-based capital	12.11%	14.31%	16.41%	11.59%	11.57%
Leverage ratio	11.38%	13.73%	13.89%	9.33%	9.71%
Equity to assets ratio	9.08%	10.19%	12.01%	7.93%	10.37%
Other Data:
Number of banking offices	24	18	16	10	7
Number of full time equivalent employees	327	247	191	123	96

(1)	Restated for 11 — for- 10 stock split in 2006, Restated for 11 — for- 10 stock split in 2005, 21-for-20 stock split in 2004, 21-for-20 stock split occurring during 2003 and 11-for-10 stock split occurring during 2002.
(2)	Net interest margin is net interest income divided by average interest-earning assets.
(3)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.

(5)	Nonperforming assets consists of nonaccrual loans, restructured loans, and real estate owned, where applicable.

(6)	Capital ratios are for the Company.

Bank of Richmond Historical

Summary Financial Data

	Year Ended
	December 31,
	2006	2005	2004	2003	2002*
	(Dollars in thousands except per share data)

Income Statement Data:
Net interest income	$7,440	$5,965	$4,263	$3,126	$2,088
Provision for loan losses	191	302	262	285	323
Non-interest income	602	679	555	556	440
Non-interest expense	4,608	4,056	3,295	2,927	2,500
Income tax expense (benefit)	1,140	780	433	111	(50)

Net income (loss)	$2,103	$1,506	$828	$359	$(245)

Per Share Data:
Earnings (loss) per share, basic	$1.23	$0.88	$0.49	$0.21	$(0.14)
Earnings (loss) per share, assuming dilution	$1.18	$0.85	$0.47	$0.21	$(0.14)
Cash dividends declared	—	—	—	—	—
Book value at period end	11.08	9.78	8.91	8.43	8.23
Balance Sheet Data:
Total assets	$180,097	$137,371	$111,408	$105,885	$90,267
Total loans	142,418	115,761	92,575	74,044	54,588
Total securities	702	1,659	1,661	1,920	8,926
Total deposits	158,283	118,945	94,984	90,376	75,813
Shareholders’ equity	19,030	16,744	15,206	14,380	14,029
Average shares outstanding, basic	1,712,153	1,710,628	1,705,727	1,705,727	1,700,627
Average shares outstanding, diluted	1,781,624	1,775,169	1,745,488	1,748,824	1,700,627
Performance Ratios:
Return on average assets	1.33%	1.26%	0.71%	0.34%	-0.33%
Return on average equity	11.82%	9.42%	5.63%	2.54%	-1.75%
Net interest margin	5.00%	5.34%	3.88%	3.26%	2.90%
Asset Quality Ratios:
Allowance to period end loans	1.14%	1.25%	1.25%	1.25%	1.25%
Allowance to nonperforming loans	6516%	—	—	—	—
Net charge-offs to average loans	0.01%	0.01%	0.04%	0.06%	1.41%
Capital Ratios:
Tier I risk-based capital	11.7%	13.4%	15.2%	17.0%	18.00%
Total risk-based capital	12.7%	14.6%	16.3%	18.1%	18.8%
Leverage capital ratio	10.8%	13.1%	13.4%	13.1%	15.5%

*	All amounts restated for 6 for 5 stock-split in 2002.

Comparative Per Share Data

The following table includes per share data for Gateway Financial common stock and Bank of Richmond common stock, including book values, cash dividends declared, and net income, on the dates and for the periods presented:

•	for Gateway Financial and Bank of Richmond on a historical basis;

•	for Gateway Financial on a pro forma combined basis; and

•	on an equivalent per share of Bank of Richmond common stock basis.

The pro forma combined and equivalent per share information combines the Gateway Financial information together with the proposed transaction with Bank of Richmond as though the transaction had been consummated on December 31, 2006. The pro forma equivalent data assumes a Bank of Richmond shareholder receives all Gateway Financial common stock as consideration. The pro forma data in the table assumes that the transaction is accounted for using the “purchase” method of accounting. The pro forma data is not indicative of the results of future operations or the actual results that would have occurred had the transaction been consummated at the beginning of the periods presented. You should read the information below in conjunction with Gateway Financial’s and Bank of Richmond’s audited financial statements, together with the related footnotes, which are incorporated by reference into this Joint Proxy Statement/Prospectus. You should also read the notes and assumptions used to prepare the “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” that appear in this Joint Proxy Statement/Prospectus.

Year Ended
December 31,2006

Earnings per diluted common share:
Gateway Financial Holdings, Inc.	$0.47
The Bank of Richmond, N.A.	$1.18
Gateway Financial Holdings, Inc. proforma combined	$0.46
The Bank of Richmond, N.A. proforma equivalent	$0.95
Non-GAAP proforma adjusted Gateway Financial Holdings, Inc.(1)	$0.60
Non-GAAP proforma adjusted Gateway Financial Holdings, Inc. proforma combined(1)	$0.56
Non-GAAP proforma adjusted The Bank of Richmond, N.A. proforma equivalent(1)	$1.16
Book value per common share (period end):
Gateway Financial Holdings, Inc.	$9.99
The Bank of Richmond, N.A.	$11.08
Gateway Financial Holdings, Inc. proforma combined	$10.94
The Bank of Richmond, N.A. proforma equivalent	$22.66
Cash dividends paid:
Gateway Financial Holdings, Inc.	$0.16
The Bank of Richmond, N.A.	$0.00
Gateway Financial Holdings, Inc. proforma combined	$0.16
The Bank of Richmond, N.A. proforma equivalent	$0.33

(1)	This proforma adjusted diluted earnings per share is a non-GAAP measure that excludes the gain (loss) and net cash settlements on economic hedge of $1.92 million and loss on disposition of premises and equipment of $291,733 (net of income taxes using a 37.5% blended rate). Due to the volatility and lack of earnings comparability caused by the current year’s economic hedge loss and the non-recurring nature of the loss on disposition of premises and equipment, management believes presentation of an adjusted, non-GAAP, diluted earnings per share provides useful information to investors.

The following table lists the last closing market values of Gateway Financial common stock and Bank of Richmond common stock prior to January 10, 2007 (the day of the first public announcement of the transaction), and the equivalent per share market value of Bank of Richmond common stock on that date based on the terms of the transaction agreement.

			Pro Forma Equivalent
	Gateway Financial	Bank of Richmond	per Share of
	Stock	Stock	Bank of Richmond Stock

Market value	$14.51	$19.20	$30.05

RISK FACTORS

In addition to the other information contained or incorporated by reference in this Joint Proxy Statement/Prospectus, you should consider the following material risk factors carefully before deciding how to vote on approval of the transaction at the Bank of Richmond and Gateway Financial shareholder meetings. Please see page    under “Forward-Looking Statements” for additional information to bear in mind before casting your vote.

Risks Related to the Transaction

Gateway Financial may encounter integration difficulties or may fail to realize the anticipated benefits of the transaction.

The acquisition of Bank of Richmond is the first whole bank acquisition by Gateway Financial. Accordingly, Gateway Financial has no experience in integrating Bank of Richmond’s operations with their company. Gateway Financial and Bank of Richmond may not be able to integrate their operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

Future results of the combined companies may materially differ from the pro forma financial information presented in this document.

Future results of the combined companies may be materially different from those shown in the pro forma financial statements that only show a combination of the two company’s historical results. We have estimated that the combined companies will record approximately $3.0 million of transaction-related charges. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate the two companies. Furthermore, these charges will decrease capital of the combined companies that could be used for profitable, income-earning investments in the future.

The interests of certain management officials of Bank of Richmond may be different from those of other shareholders.

Bank of Richmond’s directors and executive officers have interests in the transaction other than their interests as Bank of Richmond shareholders. The Board of Directors of Bank of Richmond was aware of these interests at the time it approved the transaction. These interests may cause the Bank of Richmond’s directors and executive officers to view the transaction proposal differently than you may view it. In exchange for terminating his current employment agreement upon completion of the transaction, Rex Smith, President and Chief Executive Officer of Bank of Richmond, will receive a lump sum payment of approximately $611,000 and will enter into a new employment agreement with Gateway Bank & Trust Co. on the closing date of the transaction that will have a rolling three-year term at a base salary of $208,000. Gateway Financial has also agreed that Gateway Bank & Trust Co. will enter into change in control agreements with Matthew D. White, Senior Vice President and Chief Financial Officer of Bank of Richmond, and Lawrence N. Ashworth, Senior Vice President and Chief Credit Officer of Bank of Richmond. In addition, one member of the Board of Directors of Bank of Richmond will be appointed to serve on the Board of Directors of Gateway Financial and Gateway Bank & Trust Co. upon completion of the transaction and the other directors will either be paid to serve on an advisory board or be paid a lump sum of $10,000 following completion of the transaction. See “The Transaction — Management and Operations after the Transaction.”

Bank of Richmond shareholders may not receive the consideration they elected.

The transaction agreement that Gateway Financial and Bank of Richmond have entered into requires that 50% of all shares of common stock of Bank of Richmond are exchanged for shares of Gateway Financial common stock and 50% of all shares of common stock of Bank of Richmond are exchanged for cash. The elections of Bank of Richmond shareholders will be adjusted pro rata, if necessary, to maintain this ratio. If the elections of Bank of Richmond shareholders are adjusted, then Bank of Richmond shareholders may be required to receive a different mix of cash and stock from that which they elected.

Risks Related to Holding Gateway Financial Stock

Our business strategy includes the continuation of significant growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a significant growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

Our business is subject to the success of the local economies where we operate.

Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary and secondary markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Adverse economic conditions in our specific market area could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Any adverse market or economic conditions in Virginia and North Carolina may disproportionately increase the risk that our borrowers will be unable to make their loan payments. In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in Virginia and North Carolina could adversely affect the value of our assets, our revenues, results of operations and financial condition.

We may face risks with respect to future expansion.

As a strategy, we have sought to increase the size of our franchise by aggressively pursuing business development opportunities, and we have grown rapidly since our incorporation. We have purchased a number of banking offices of other financial institutions as a part of that strategy and have acquired a number of insurance agencies. We may acquire other financial institutions and insurance agencies or parts of those entities in the future. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target entity may not be accurate;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible ownership and economic dilution to our current shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	entry into new markets where we lack experience;

•	the introduction of new products and services into our business;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. There can be no assurance integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock, and securities convertible into shares of our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders. There is no assurance that, following any future mergers or acquisition, our integration efforts will be successful or our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

If the value of real estate in our core market areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

With most of our loans concentrated in the Greater Metropolitan Hampton Roads area of Virginia and the coastal and eastern Piedmont region of North Carolina, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

In addition to the financial strength and cash flow characteristics of the borrower in each case, the bank often secures loans with real estate collateral. At December 31, 2006, approximately 86.3% of the bank’s loans have real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

An inadequate allowance for loan losses would reduce our earnings and capital.

Our loan losses could exceed the allowance for loan losses we have set aside. Our average loan size continues to increase. Reliance on historic loan loss experience may not be indicative of future loan losses. Approximately 70.0% of our loan portfolio is composed of construction, commercial mortgage and commercial loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria we utilize, losses may be experienced as a result of various factors beyond our control, including, among other things, changes in market conditions affecting the value of our loan collateral and problems affecting the credit of our borrowers.

Management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if the bank regulatory authorities require the bank to increase the allowance for loan losses as a part of their examination process, the bank’s earnings and capital could be significantly and adversely affected.

A significant part of our loan portfolio is unseasoned.

Since the end of 2004, our loan portfolio has grown by approximately $613 million. It is difficult to assess the future performance of this part of our loan portfolio due to the recent origination of these loans. Industry experience shows that it takes several years for loan difficulties to become apparent. We can give no assurance that these loans will not become non-performing or delinquent, which could adversely affect our future performance.

Our reliance on time deposits, including out-of-market certificates of deposit, as a source of funds for loans and our other liquidity needs could have an adverse effect on our operating results.

Among other sources of funds, we rely heavily on deposits for funds to make loans and provide for our other liquidity needs. However, our loan demand has exceeded the rate at which we have been able to build core deposits so we have relied heavily on time deposits, including out-of-market certificates of deposit, as a source of funds. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest to attract or keep them or to replace them with other deposits or with funds from other sources. Not being able to attract those deposits or to keep or replace them as they mature would adversely affect our liquidity. Paying higher deposit rates to attract, keep or replace those deposits could have a negative effect on our interest margin and operating results.

The building of market share through our de novo financial center strategy could cause our expenses to increase faster than our revenues.

We intend to continue to build market share through our de novo financial center strategy. We currently intend to open three additional new financial centers in 2007, including our first financial center in Wilmington, North Carolina. There are considerable costs involved in opening financial centers. New financial centers generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, our new financial centers can be expected to negatively impact our earnings for some period of time until the financial centers reach certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of any of our new financial centers. Finally, we have no assurance our new financial centers will be successful even after they have been established.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

We may be adversely affected by interest rate changes.

Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure. Net interest income is the difference between income from interest-earning assets, such as loans, and the expense of interest-bearing liabilities, such as deposits and our borrowings, including our outstanding junior subordinated debentures. We may not be able to effectively manage changes in what we charge as interest on our earning assets and the expense we must pay on interest-bearing liabilities, which may significantly reduce our earnings. Since rates charged on loans often tend to react to market conditions faster than do rates paid on deposit accounts, these rate changes may have a negative impact on our earnings until we can make appropriate adjustments in our deposit rates. In addition, there are costs associated with our risk management techniques, and these costs could be material. Fluctuations in interest rates are not predictable or controllable and, therefore, there can be no assurances of our ability to continue to maintain a consistent positive spread between the interest earned on our earning assets and the interest paid on our interest-bearing liabilities.

Our operations and customers might be affected by the occurrence of a natural disaster or other catastrophic event in our market area.

Because substantially all of our loans are with customers and businesses located in the coastal areas of Virginia and the coastal and eastern Piedmont region of North Carolina, catastrophic events, including natural disasters, such as hurricanes which historically have struck the east coast of the United States with some regularity, or terrorist attacks, could disrupt our operations. Any of these natural disasters or other catastrophic events could have a negative impact on most or all of our offices and customer base, as well as the strength of our loan portfolio. Even though we carry business interruption insurance policies, make contingency plans and typically have provisions in our contracts that protect us in certain events, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. Any natural disaster or catastrophic event affecting us could have a significant negative impact on our operations.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance this strategy will be successful.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank and financial holding companies, our cost of compliance could adversely affect our ability to operate profitably. The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and the Nasdaq Stock Market that are applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. As a result, we may experience greater compliance costs.

Our directors and executive officers own a significant portion of our common stock

Our directors and executive officers, as a group, beneficially owned approximately 16.0% of our outstanding common stock as of December 31, 2006 (24.0% upon the exercise of outstanding vested options). As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors.

Our continued success is dependent upon the services of our management team.

Our future success and profitability is substantially dependent upon the management and banking abilities of our senior executives. We believe that our continued growth and future results will depend in part upon our attracting and retaining highly skilled and qualified management and sales and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel. We also cannot guarantee that members of our executive management team will remain with us. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

Our investment in certain derivative investments may result in volatility in our earnings and adversely affect the market for our common stock.

We have a stand-alone derivative financial instrument in the form of an interest rate swap agreement, which derives its value from underlying interest rates. Accounting rules require that changes in the fair value of derivative financial instruments that do not qualify as hedging instruments be reported as an economic gain or loss in non-interest income. Our interest rate swap was determined not to qualify as a hedging instrument. For the three months ended September 30, 2006 a gain of approximately $1.9 million was included in non-interest income related to the change in the fair value of the interest rate swap agreement. For the three months ended December 31, 2006, a loss of approximately $212,000 was included in non-interest income related to the change in the fair value of the interest rate swap agreement. Fair value changes in this derivative can be volatile from quarter to quarter, and are primarily driven by changes in interest rates. Because the market for our common stock is affected by our earnings, the resulting volatility in our earnings may have an adverse effect on the market for our common stock.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We have conducted two public stock offerings since October 2004 to support our continued growth. We may at some point need to again raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Our future capital needs could result in dilution of your investment.

Our board of directors may determine from time to time there is a need to obtain additional capital through the issuance of additional shares of our common stock or other securities. These issuances would likely dilute the ownership interests of existing shareholders and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

The trading volume in our common stock is low and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock.

The average daily trading volume of our shares on The Nasdaq Global Market for the three months ended          , 2007 was approximately          ,000 shares. Lightly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this transaction. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire.

We cannot predict the effect, if any, that future sales of our common stock in the market, or availability of shares of our common stock for sale in the market, will have on the market price of our common stock. We therefore can give no assurance that sales of substantial amounts of our common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our ability to raise capital through sales of our common stock.

Our ability to pay dividends is limited and we may be unable to pay future dividends.

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of our bank subsidiary to pay dividends to us is limited by their obligations to maintain sufficient capital and by other general restrictions on their dividends under federal and state bank regulatory requirements. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

Holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.

We have supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying junior subordinated debentures. At December 31, 2006, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling $30.9 million and currently intend to issue additional trust preferred securities and accompanying junior subordinated debentures to fund all or a portion of the cash portion of the transaction consideration. Payments of the principal and interest on the trust preferred securities of these special purpose trusts are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to these special purpose trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

Certain provisions under our Articles of Incorporation and applicable law may make it difficult for others to obtain control of our corporation even if such a change in control may be favored by some shareholders.

Certain provisions in our Articles of Incorporation and applicable North Carolina corporate and banking law may have the effect of discouraging a change of control of Gateway Financial even if such a transaction is favored by some of our shareholders and could result in shareholders receiving a substantial premium over the current market price of our shares. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our corporation. These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director.

The securities of Gateway Financial are not FDIC insured.

The securities of Gateway Financial are not savings or deposit accounts or other obligations of any bank, and are not insured by the Federal Deposit Insurance Corporation, or any other governmental agency and are subject to investment risk, including the possible loss of principal.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(Amounts in thousands, except per share data)

INTEREST INCOME
Interest and fees on loans	$67,517	$36,358	$17,509
Investment securities available for sale
Taxable	4,632	2,731	1,835
Tax-exempt	238	204	64
Interest-earning bank deposits	140	138	102
Other interest and dividends	570	248	122

TOTAL INTEREST INCOME	73,097	39,679	19,632

INTEREST EXPENSE
Money market, NOW and savings deposits	7,918	3,579	1,553
Time deposits (Note F)	20,571	9,115	3,430
Short-term borrowings	2,429	1,140	404
Long-term borrowings	5,181	2,542	1,304

TOTAL INTEREST EXPENSE	36,099	16,376	6,691

NET INTEREST INCOME	36,998	23,303	12,941
PROVISION FOR LOAN LOSSES (Note D)	3,400	2,200	1,425

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	33,598	21,103	11,516

NON-INTEREST INCOME
Service charges on deposit accounts	3,294	2,308	1,500
Mortgage operations	1,584	836	872
Insurance operations	2,883	2,388	1,832
Brokerage operations	744	656	463
Gain on sale of securities	842	282	159
Loss on disposition of premises & equipment	(292)	—	—
Gain on sale of membership interest in mortgage company	—	—	281
Loss and net cash settlement on economic hedge (Note R)	(1,918)	—	—
Income from bank-owned life insurance	864	679	401
Other service charges and fees	1,019	623	259
Other	250	295	90

TOTAL NON-INTEREST INCOME	9,270	8,067	5,857

NON-INTEREST EXPENSE
Personnel costs	17,287	11,583	7,838
Occupancy and equipment	6,865	4,592	2,884
Data processing fees	1,652	941	606
Other (Note I)	9,170	6,150	3,325

TOTAL NON-INTEREST EXPENSE	34,974	23,266	14,653

INCOME BEFORE INCOME TAXES	7,894	5,904	2,720
INCOME TAXES (Note H)	2,625	1,965	710

NET INCOME	$5,269	$3,939	$2,010

NET INCOME PER COMMON SHARE
Basic	$.49	$.48	$.37

Diluted	$.47	$.46	$.34

See accompanying notes.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
	(In thousands, except share data)}

ASSETS
Cash and due from banks	$22,077	$18,475
Interest-earning deposits in other banks	4,717	3,668
Investment securities available for sale, at fair value (Note C)	93,475	123,773
Loans (Note D)	994,592	666,652
Allowance for loan losses (Note D)	(9,405)	(6,283)

NET LOANS	985,187	660,369
Accrued interest receivable	8,742	5,883
Stock in Federal Reserve Bank, at cost	3,609	2,097
Stock in Federal Home Loan Bank of Atlanta, at cost	6,970	6,208
Premises and equipment, net (Note E)	38,456	29,551
Intangible assets, net (Note Q)	4,163	2,891
Goodwill (Notes N and Q)	8,452	7,456
Bank-owned life insurance	25,051	17,187
Other assets	6,578	5,815

TOTAL ASSETS	$1,207,477	$883,373

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$108,007	$89,162
Savings	7,249	8,347
Money market and NOW	261,409	181,337
Time (Note F)	547,060	367,416

TOTAL DEPOSITS	923,725	646,262
Short term borrowings (Note G)	14,500	62,000
Long term borrowings (Note G)	152,429	72,665
Accrued expenses and other liabilities	7,183	3,702

TOTAL LIABILITIES	1,097,837	784,629

Commitments (Notes D and K)
Stockholders’ Equity (Notes J and M)
Preferred stock, 1,000,000 shares authorized, none issued	—	—
Common stock, no par value, 20,000,000 shares authorized, 10,978,014 and 10,442,784 shares issued and outstanding at December 31, 2006 and 2005, respectively	101,669	94,109
Retained earnings	8,708	5,113
Deferred compensation — restricted stock	—	(43)
Accumulated other comprehensive loss	(737)	(435)

TOTAL STOCKHOLDERS’ EQUITY	109,640	98,744

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,207,477	$883,373

See accompanying notes.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Joint Proxy Statement/Prospectus with respect to financial condition, results of operations and business of Gateway Financial and Bank of Richmond and, assuming consummation of the transaction, of the resulting entity, including statements relating to: (i) the cost savings and revenue enhancements and accretion that will be realized from the merger; and (ii) the one-time charges expected to be incurred in connection with the merger. These statements are not historical facts and include statements that involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among other things, the following possibilities:

•	expected cost savings from the transaction cannot be fully realized or realized within the expected time;

•	revenues following the transaction are lower than expected;

•	competitive pressure among depository institutions increase significantly;

•	the integration of the business of Gateway Financial and Bank of Richmond costs more, takes longer or is less successful than expected;

•	the cost of additional capital is more than expected;

•	changes in the interest rate environment reduces interest margins;

•	general economic conditions, either nationally or in the state in which the combined company will be doing business, are less favorable than expected;

•	legislation or regulatory requirements or changes adversely affect the business in which the combined company will be engaged; and

•	changes occur in the securities market.

When used in this Joint Proxy Statement/Prospectus, the words “believes,” “estimates,” “plans,” “expects,” “should,” “may,” “might,” “outlook,” and “anticipates,” and similar expressions as they relate to Gateway Financial, Bank of Richmond, or their management are intended to identify forward-looking statements. Neither Gateway Financial nor Bank of Richmond assume any obligation to update such forward-looking statements.

MARKET PRICES AND DIVIDEND POLICIES

Gateway Financial

Market for the Securities of Gateway Financial.  Gateway Financial’s common stock is listed on the Nasdaq Global Market under the symbol “GBTS”. The following table sets forth the high and low sales prices per share of its common stock, based on published financial sources, and dividends paid for the last two years. All information has been adjusted for stock splits and stock dividends effected during the periods presented.

		Price
Year	Quarterly Period	High	Low	Dividends

2005	First Quarter	$15.35	$12.87	$0.02
	Second Quarter	16.73	14.07	0.02
	Third Quarter	16.29	15.43	0.02
	Fourth Quarter	16.24	14.51	0.03
2006	First Quarter	15.74	14.96	0.03
	Second Quarter	15.69	14.45	0.03
	Third Quarter	15.01	14.01	0.05
	Fourth Quarter	14.73	13.95	0.05
2007	First Quarter
	Second Quarter(as of , 2007)

At          , 2007, there were approximately 4,600 holders of record of Gateway Financial’s common stock.

Dividends.  The only funds available to Gateway Financial for use in paying cash dividends are dividends received from Gateway Bank & Trust Co. North Carolina law imposes restrictions on the payment of dividends by North Carolina chartered banks. Pursuant to North Carolina banking statutes, a state chartered bank may pay dividends only out of its undivided profits and may not declare a cash dividend if payment of the dividend would cause its surplus to be less than 50% of its paid-in capital. Also, under federal banking law, no cash dividend may be paid if a bank is undercapitalized or insolvent or if payment of the cash dividend would render the bank undercapitalized or insolvent, and no cash dividend may be paid by a bank if it is in default of any deposit insurance assessment due to the Federal Deposit Insurance Corporation (“FDIC”). In addition, North Carolina corporate law precludes any distribution to shareholders, including the payment of a dividend, if, after giving effect to the distribution, Gateway Financial:

•	would not be able to pay its debts as they become due in the usual course of business; or

•	its total assets would be less than the sum of its total liabilities.

Future dividends will be determined by Gateway Financial’s Board of Directors in light of circumstances existing from time to time, including Gateway Financial’s:

•	growth;

•	financial condition and results of operations;

•	the continued existence of the restrictions described above; and

•	other factors that the Board of Directors considers relevant.

Bank of Richmond

Limited Market for the Common Stock of Bank of Richmond.  Bank of Richmond’s common stock is traded publicly on the OTC Bulletin Board under the symbol “BRCH.OB.” The prices shown below do not include commissions or other expenses charged by brokers. The following table sets forth the high and low sale price information of Bank of Richmond’s common stock for the periods indicated:

		Price
Year	Quarterly Period	High	Low

2005	First Quarter	$13.60	$12.30
	Second Quarter	13.40	12.10
	Third Quarter	13.75	12.60
	Fourth Quarter	14.30	12.96
2006	First Quarter	$13.69	$12.50
	Second Quarter	15.20	13.20
	Third Quarter	19.00	14.90
	Fourth Quarter	19.25	17.75
2007	First Quarter
	Second Quarter (as of , 2007)

Dividends.  Bank of Richmond has not paid any cash dividends.

Restrictions on cash dividends.  Pursuant to the National Bank Act, the directors of Bank of Richmond may declare a cash dividend only out of undivided profits. Also, until the surplus fund of Bank of Richmond equals its common capital, no dividends may be declared unless not less than one-tenth of Bank of Richmond’s net income for the preceding half year (in the case of quarterly or semiannual dividends), or not less than one tenth of its net income of the preceding two consecutive half-year periods (in the case of annual dividends) has been paid into the surplus fund. Additionally, the approval of the Office of the Comptroller of the Currency (“OCC”) shall be required if the total of all dividends declared by Bank of Richmond in any calendar year shall exceed the total of its net income for that year combined with its retained net income of the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Furthermore, no dividends may be paid if losses have at any time been sustained by Bank of Richmond equal to or exceeding its undivided profits then on hand, and no dividends may be paid by Bank of Richmond in an amount greater than its undivided profits. Also, under federal banking law, no cash dividend may be paid if a bank is undercapitalized or insolvent or if payment of the cash dividend would render the bank undercapitalized or insolvent, and no cash dividend may be paid by a bank if it is in default of any deposit insurance assessment due to the FDIC. Subject to these same restrictions on the effect on capital, the payment of future cash dividends will be considered by Bank of Richmond’s Board of Directors when it is deemed prudent to do so.

GATEWAY FINANCIAL AND BANK OF RICHMOND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined consolidated balance sheet as of December 31, 2006 and the unaudited pro forma condensed combined consolidated statements of income for the year ended December 31, 2006 give effect to the transaction, accounted for under the purchase method of accounting.

The unaudited pro forma condensed combined financial information as of and for the year ended December 31, 2006 is based on the historical financial statements of Gateway Financial and Bank of Richmond under the assumptions and adjustments set forth in the accompanying notes to the unaudited pro forma condensed combined consolidated financial statements. It gives effect to the transaction as if it had been consummated at the beginning of the earliest period presented. The unaudited pro forma condensed combined consolidated financial statements do not give effect to the anticipated cost savings or revenue enhancements in connection with the transaction.

The unaudited pro forma condensed combined consolidated financial statements should be read together with the historical financial statements of Gateway Financial and Bank of Richmond, including the respective notes to those statements. The pro forma information does not necessarily indicate the combined financial position or the results of operations in the future or the combined financial position or the results of operations that would have been realized had the transaction been consummated during the periods or as of the dates for which the pro forma information is presented.

The unaudited proforma condensed combined consolidated balance sheet assumes that 1,778,216 shares of Gateway Financial common stock at a fair value of $14.51 per share and $25.8 million in cash have been paid as transaction consideration.

GATEWAY FINANCIAL HOLDINGS, INC AND SUBSIDIARY

UNAUDITED PROFORMA CONDENSED CONSOLIDATED BALANCE SHEET
December 31, 2006

	Gateway Financial	The Bank			Pro
	Holdings, Inc. and	of Richmond,	Pro Forma		Forma
	Subsidiary	N.A.	Adjustments		Combined
		(In thousands)

ASSETS
Cash and due from banks	$22,077	$11,778	$(3,045)	A	$30,810
Interest-earning deposits in other banks	4,717	12,583	—		17,300
Investment securities available for sale	93,475	4,020	—		97,495
Loans	994,592	144,063	143	C	1,138,798
Allowance for loan losses	(9,405)	(1,629)	—		(11,034)

NET LOANS	985,187	142,434	143		1,127,764
Accrued Interest Receivable	8,742	973	—		9,715
Stock in Federal Reserve Bank	3,609	427	—		4,036
Stock in FHLB of Atlanta	6,970	275	—		7,245
Premises and equipment, net	38,456	7,017	329	C	45,802
Core deposit intangible	4,163	—	3,555	C	7,718
Goodwill	8,452	—	36,914	D	45,366
Bank-owned life insurance	25,051	—	—		25,051
Other assets	6,578	590	750	B	7,918

TOTAL ASSETS	$1,207,477	$180,097	$38,646		$1,426,220

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand	$108,007	$14,115	$—		$122,122
Interest bearing	815,718	144,168	80	C	959,966

TOTAL DEPOSITS	923,725	158,283	80		1,082,088
Short term borrowings	14,500	—	—		14,500
Long term borrowings	152,429	—	25,750	A,B	178,179
Accrued expenses and other liabilities	7,183	2,784	1,862	A,C	11,829

TOTAL LIABILITIES	1,097,837	161,067	27,692		1,286,596

Stockholders Equity
Common stock	101,669	14,423	15,561	A	131,653
Retained earnings	8,708	4,612	(4,612)	A	8,708
Accumulated other comprehensive loss	(737)	(5)	5	A	(737)

TOTAL STOCKHOLDERS’ EQUITY	109,640	19,030	10,954		139,624

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,207,477	$180,097	$38,646		$1,426,220

GATEWAY FINANCIAL HOLDINGS, INC AND SUBSIDIARY

UNAUDITED PROFORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2006

	Gateway Financial	The Bank			Pro
	Holdings, Inc. and	of Richmond,	Pro Forma		Forma
	Subsidiary	N.A.	Adjustments		Combined
	(In thousands, except share data)

Interest income	$73,097	$12,286	$(72)	E	$85,311
Interest expense	36,099	4,846	(69)	F	42,626
			1,750	G

NET INTEREST INCOME	36,998	7,440	(1,753)		42,685
Provision for Loan Losses	3,400	191	—		3,591

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	33,598	7,249	(1,753)		39,094

Non-interest income	9,270	602	—		9,872

Non-interest expenses	34,974	4,608	356	I	39,838
			(2)	H
			(98)	K

INCOME BEFORE INCOME TAXES	7,894	3,243	(2,009)		9,128
Income taxes	2,625	1,140	(753)	J	3,012

Net income	$5,269	$2,103	$(1,256)		$6,116

Net Income Per Common Share
Basic	$0.49	$1.23			$0.49
Diluted	0.47	1.18			0.46
Weighted Average Common Shares Outstanding
Basic	10,811,980	1,712,153	66,063		12,590,196
Diluted	11,121,703	1,781,624	435,988		13,339,315

NOTES TO UNAUDITED PROFORMA CONDENSED CONSOLIDATED FINANCIAL DATA

Note 1 — Purchase Accounting and Proforma Acquisition Adjustments

(A)	Reflects the issuance of 1,778,218 shares of Gateway common stock valued at $14.51 per share, the payment of cash to Bank of Richmond stockholders of $25,801,907, the elimination of the existing stockholders equity accounts of Bank of Richmond, the fair value of fully vested stock options granted of $4,181,792, and estimated transaction costs of approximately $1,282,000 for Gateway and $1,718,000 for the Bank of Richmond, of which approximately $2,243,000 is assumed to have been paid as of the merger date with the remaining $757,000 accrued at the merger date.

(B)	Represents the issuance of trust preferred securities with proceeds of $25,000,000, net of an investment of $750,000 in unconsolidated statutory trust for the primary purpose of providing funds for the acquisition cash consideration.

(C)	Represents the recording of fair value adjustments related to the assets and liabilities of Bank of Richmond.

(D)	Represents an adjustment to record the estimated goodwill related to the transaction.

(E)	Represents the adjustment to record the amortization of the fair value adjustment on acquired loans over their expected average life of two years.

(F)	Represents the adjustment to record the accretion of the fair value adjustment on acquired time deposits over their expected average life of 14 months.

(G)	Represents interest expense related to the borrowings described in (B) above based on an estimated LIBOR based rate of 7%.

(H)	Represents the adjustment to reduce depreciation on depreciable assets related to the fair value allocation of acquired premises between land and depreciable assets over the expected useful life of 36 years, and adjust depreciation for furniture, fixtures, and equipment based on their fair value.

(I)	Represents the adjustment to record the amortization of the fair value adjustment on acquired core deposits on a straight-line basis over their expected average life of 10 years.

(J)	Represents estimated tax savings on transaction adjustments at a combined rate of 37.5%.

(K)	Represents adjustment to share based compensation related to the transaction.

Year Ended
December 31,2006

Earnings per diluted common share:
Gateway Financial Holdings, Inc.	$0.47
Non-GAAP proforma adjusted Gateway Financial Holdings, Inc.(1)	$0.60
The Bank of Richmond, N.A	$1.18
Gateway Financial Holdings, Inc. proforma combined	$0.46
Non-GAAP proforma adjusted Gateway Financial Holdings, Inc. proforma combined(1)	$0.56
The Bank of Richmond, N.A. proforma equivalent	$0.95
Non-GAAP proforma adjusted The Bank of Richmond, N.A. proforma equivalent(1)	$1.16
Book value per common share (period end):
Gateway Financial Holdings, Inc.	$9.99
The Bank of Richmond, N.A	$11.08
Gateway Financial Holdings, Inc. proforma combined	$10.94
The Bank of Richmond, N.A. proforma equivalent	$22.66
Cash dividends paid:
Gateway Financial Holdings, Inc.	$0.16
The Bank of Richmond, N.A	$0.00
Gateway Financial Holdings, Inc. proforma combined	$0.16
The Bank of Richmond, N.A. proforma equivalent	$0.33

(1)	This proforma adjusted diluted earnings per share is a non-GAAP measure that excludes the gain (loss) and net cash settlements on economic hedge of $1.92 million and loss on disposition of premises and equipment of $291,733 (net of income taxes using a 37.5% blended rate). Due to the volatility and lack of earnings comparability caused by the current year’s economic hedge loss and the non-recurring nature of the loss on disposition of premises and equipment management believes presentation of an adjusted, non-GAAP, diluted earnings per share provides useful informations to investors.

THE SHAREHOLDER MEETINGS

Gateway Financial’s Annual Shareholders’ Meeting

General.  This Joint Proxy Statement/Prospectus is being furnished to the shareholders of Gateway Financial in connection with the solicitation by the Board of Directors of Gateway Financial of proxies for use at the Gateway Financial annual meeting of shareholders to be held:

•	Tuesday, May 30, 2007

•	2:00 p.m. (local time)

•	The Jefferson Hotel 101 West Franklin Street Richmond, Virginia 23220

and at any adjournment or postponement thereof.

The matters to be considered at the Gateway Financial annual meeting are:

Proposal 1 — Consideration of approval of the transaction agreement with Bank of Richmond. A copy of the transaction agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus.

Proposal 2 — Election of five Class II directors to serve three-year terms until the annual meeting in 2010, or until their successors are elected and qualified.

Proposal 3 — Consideration of a proposal to increase the number of directors of Gateway Financial from fifteen to seventeen.

Proposal 4 — If the transaction with the Bank of Richmond is approved, election of one director to serve a one-year term until the annual meeting in 2008, or until his successor is elected and qualified.

Proposal 5 — Consideration of a proposal to increase the authorized number of shares of Gateway Financial common stock from 20,000,000 to 30,000,000.

All Gateway Financial shareholders are invited to attend the Gateway Financial annual meeting. Even if you plan to attend the Gateway Financial annual meeting, you are requested to vote on the proposals described in this joint proxy statement by voting the enclosed Gateway Financial appointment of proxy. Gateway Financial anticipated mailing this proxy statement on or about April   , 2007.

Record Date.  Gateway Financial’s shareholders of record at the close of business on          , 2007 are entitled to vote at the Gateway Financial annual meeting, or following any adjournment or postponement of the Gateway Financial annual meeting.

Voting Of Appointments Of Proxy.  Your Gateway Financial shareholder vote is important.  Your Gateway Financial shares can be voted at the Gateway Financial annual meeting only if you attend the meeting or vote the enclosed appointment of proxy. You do not have to attend the meeting to vote. As three alternatives for voting the enclosed appointment of proxy, you may:

•	Vote over the Internet: You may vote over the Internet at the address shown on your appointment of proxy. If you have access to the Internet, we encourage you to vote in this manner.

•	Vote by telephone: You may vote by using the telephone number shown on your appointment of proxy.

•	Vote by mail: You may vote by executing and returning the enclosed appointment of proxy in the pre-addressed pre-paid envelope provided with this proxy statement.

The Internet and telephone voting procedures are designed to authenticate shareholders and to allow you to confirm that your instructions have been properly followed. The Internet and telephone voting facilities for eligible shareholders will close at 6:00 am Eastern Time on May   , 2007.

The Gateway Financial Board has named David R. Twiddy and Theodore L. Salter (the “Proxies”) as management proxies in the enclosed appointment of proxy. When appointments of proxy in the enclosed form are properly executed and returned in time for the annual meeting, the shares they represent will be voted at the meeting in accordance with the directions given. If no directions are given on how to vote your shares, the appointment of proxy will be voted FOR the five nominees for director in Proposal 2 described herein and FOR Proposals 1, 3, 5 and FOR the one nominee for director in Proposal 4. If, at or before the time of the annual meeting, any director nominee named in Proposals 2 or 4 has become unavailable for any reason, the Proxies will have the discretion to vote for a substitute nominee. On some other matters that properly come before the meeting, the Proxies will be authorized to vote shares represented by appointments of proxy in accordance with their best judgment. These matters include, among other matters, approval of the minutes of the 2006 Gateway Financial annual meeting and consideration of a motion to adjourn the Gateway Financial annual meeting to another time or place. As of the date of printing of this Joint Proxy Statement/Prospectus, Gateway Financial did not anticipate any other matters would be raised at the Gateway Financial annual meeting.

Record Holders.  If you hold Gateway Financial shares in your own name, you are a “record” shareholder. Record shareholders should follow the instructions on the accompanying appointment of proxy to vote or deliver the appointment of proxy in person to Gateway Financial.

Street Name Holders.  If you hold Gateway Financial shares through a broker or other nominee, you are a “street name” shareholder. Street name shareholders who wish to vote at the Gateway Financial annual meeting need to obtain the proxy materials from the institution that holds their shares and follow the voting instructions on that form. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares following the directions your broker provides. Your failure to instruct your broker to vote your shares will result in your shares not being voted.

Revocation Of Appointment Of Proxy.  The method by which you vote will not limit in any way your right to vote at the Gateway Financial annual meeting if you later decide to attend the Gateway Financial annual meeting and vote in person.

If you vote an appointment of proxy, you may revoke that appointment at any time before the actual voting. To revoke the appointment of proxy:

•	vote again over the Internet or the telephone prior to 6:00 am Eastern Time on May , 2007;

•	notify Gateway Financial’s Secretary in writing;

•	execute another appointment of proxy bearing a later date and file it with Gateway Financial’s Secretary; or

•	vote in person at the Gateway Financial annual meeting as described below.

The address for Gateway Financial’s Secretary is:

Wendy W. Small, Secretary
Gateway Financial Holdings, Inc.
1580 Laskin Road
Virginia Beach, Virginia 23451

If you vote the appointment of proxy, you may still attend the Gateway Financial annual meeting and vote in person. When you arrive at the Gateway Financial annual meeting, first notify the Gateway Financial Secretary of your desire to vote in person. You will then be given a ballot to vote in person, and, provided you do vote in person or otherwise validly revoke your prior appointment of proxy as described above, your prior appointment of proxy will be disregarded.

If you attend the Gateway Financial annual meeting in person without voting the appointment of proxy, you may vote your shares in person. However, if your plans change and you are not able to attend, your shares will not be voted. Even if you plan to attend the Gateway Financial annual meeting, the best way to ensure that your shares will be voted is to vote the enclosed appointment of proxy and, when you get to the meeting, notify the Gateway Financial Secretary that you wish to vote in person.

Your death or incapacity will not revoke your proxy unless, before the shares are voted, notice of death or incapacity is filed with the Secretary of Gateway Financial or other person authorized to tabulate votes.

Quorum.  Gateway Financial’s Bylaws provide that the holders of a majority of Gateway Financial’s outstanding shares, represented in person or by proxy, shall constitute a quorum at the Gateway Financial annual meeting, and that if there is no quorum present at the opening of the meeting, the Gateway Financial annual meeting may be adjourned from time to time by the vote of a majority of the shares voting on the motion to adjourn. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining whether a quorum is present at the Gateway Financial annual meeting. A broker non-vote occurs when an institution holding shares as a nominee does not have discretionary voting authority with respect to a proposal and has not received voting instructions from the beneficial owner of the shares.

How Votes Will Be Counted.  Each Gateway Financial share is entitled to one vote for each matter submitted for a vote and, in the election of directors, for each director to be elected. The appointments of proxy will be tabulated by one or more inspectors of election designated by the Board.

Proposal 1 — Approval of transaction with Bank of Richmond.  Proposal 1 will be approved only by the affirmative vote of the holders of a majority of Gateway Financial’s outstanding shares of common stock. Gateway Financial shareholders have three choices with regard to the proposal to approve the transaction agreement. You may:

•	vote “FOR” approval of the transaction agreement;

•	vote “AGAINST” approval of the transaction agreement; or

•	“ABSTAIN” from voting altogether.

The transaction cannot be completed unless holders of a majority of all outstanding shares, voting either in person or by proxy, vote “FOR” Proposal 1. If a quorum is present at the Gateway Financial annual meeting, in person or by proxy, your failure to vote, or a vote to “ABSTAIN,” will have the same effect as a vote “AGAINST” the transaction agreement.

Each proxy card that is properly executed, received prior to the beginning of the Gateway Financial annual meeting and not revoked will be voted as indicated. Where specific instructions are not indicated, the proxy will be voted “FOR” approval of the transaction agreement in Proposal 1.

If your shares are held in “street name” by your broker, your failure to instruct your broker to vote your shares will result in your shares not being voted. Broker non-votes will have the same effect as a vote “AGAINST” approval of the transaction agreement in Proposal 1.

Proposal 2 — Election of directors.  In the election of directors under Proposal 2, the five nominees receiving the highest number of votes will be elected. Shares not voted (including abstentions and broker non-votes) will have no effect. Shareholders are not authorized to cumulate their votes for directors.

Proposal 3 — Approval of an amendment to Gateway Financial’s Bylaws increasing the authorized number of directors from fifteen to seventeen. Proposal 3 will be approved if the number of votes cast for the proposal exceeds the number of votes cast against the proposal. Shares not voted (including abstentions and broker non-votes) will have no effect.

Proposal 4 — Election of Bank of Richmond director.  Under Proposal 4, the nominee receiving the highest number of votes will be elected. Shares not voted (including abstentions and broker non-votes) will have no effect. Shareholders are not authorized to cumulate their votes for directors.

Proposal 5 — Approval of an amendment to Gateway Financial’s Articles of Incorporation increasing the authorized number of shares of common stock from 20,000,000 to 30,000,000. Proposal 5 will be approved if the number of votes cast for the proposal exceeds the number of votes cast against the proposal. Shares not voted (including abstentions and broker non-votes) will have no effect.

Gateway Financial Voting Securities.  At the close of business on the voting record date, March   , 2007, there were           shares of Gateway Financial’s common stock outstanding. Gateway Financial is authorized to issue 20,000,000 shares of common stock and 1,000,000 shares of preferred stock. The voting rights of the preferred stock are to be set by the Gateway Financial Board at the time such stock is issued. No preferred stock is issued or outstanding. As of the voting record date, there were approximately 4,600 holders of record of Gateway Financial’s common stock.

As of the record date for the Gateway Financial annual meeting, the executive officers and directors of Gateway Financial and their affiliates owned an aggregate of approximately 1,756,000 shares, or 16.0% of Gateway Financial’s issued and outstanding common stock as of that date. Such directors and executive officers would control up to 24.0% of the shares that may be voted at the Gateway Financial annual meeting upon the exercise of outstanding stock options. All of such shares are expected to be voted in favor of approval of the transaction agreement and the other proposals to be considered at the Gateway Financial annual meeting.

Dissenter’s Rights to Appraisal.  Under the applicable provisions of North Carolina corporate law, Gateway Financial shareholders do not have dissenter’s rights to appraisal with respect to approval of the transaction agreement.

Bank of Richmond Special Meeting

General.  This Joint Proxy Statement/Prospectus is being furnished to shareholders of Bank of Richmond as of          , 2007, and is accompanied by a form of proxy, which is solicited by the Board of Directors of Bank of Richmond for use at Bank of Richmond’s Special Meeting to be held:

•	Tuesday, May 30, 2007

•	10:00 a.m. (local time)

•	The Jefferson Hotel

101 West Franklin Street
Richmond, Virginia 23220

and at any adjournment or postponement thereof.

The sole purpose of the Bank of Richmond special meeting is to vote on approval of the transaction agreement between Gateway Financial and Bank of Richmond.

A copy of the transaction agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus.

Record Date.  Shareholders of record at the close of business on          , 2007 are entitled to vote at Bank of Richmond’s special meeting or at any adjournment or postponement thereof. On          , 2007, there were           shares of Bank of Richmond’s common stock outstanding, which were held by approximately           holders of record. As of the record date for the Bank of Richmond special meeting, the executive officers and directors of Bank of Richmond and their affiliates owned an aggregate of approximately 245,000 shares, or 14.3% of Bank of Richmond’s issued and outstanding common stock as of that date. Such directors and executive officers would control up to 21.9% of the shares that may be voted at the Bank of Richmond special meeting upon the exercise of outstanding stock options. The Bank of Richmond Board has agreed to vote all such shares in favor of the transaction agreement.

Voting Rights.  Each share of Bank of Richmond’s common stock outstanding on          , 2007 is entitled to one vote on each matter submitted to a vote at the special meeting. Shares can be voted at the meeting only if the shareholder is represented by proxy or present in person.

Vote Required.  Approval of the transaction will require the affirmative vote of holders of two-thirds of the shares of Bank of Richmond’s common stock entitled to vote at the special meeting.

Quorum.  Pursuant to the Bylaws of Bank of Richmond, a majority of the votes entitled to be cast by holders of Bank of Richmond’s common stock, represented in person or by proxy, will constitute a quorum for the transaction of business at the special meeting. If there is no quorum present at the opening of the special meeting, the meeting may be adjourned by the vote of a majority of the shares voting on the motion to adjourn.

Solicitation of Proxies.  A proxy card is enclosed for your use. You are solicited on behalf of the Board of Directors of Bank of Richmond to complete, date, sign, and return the proxy card in the accompanying envelope, which is postage-paid if mailed in the United States.

Voting of Proxies.  You have three choices with regard to the proposal to approve the transaction agreement. By checking the appropriate box on the proxy card you may:

•	vote “FOR” the transaction;

•	vote “AGAINST” the transaction; or

•	“ABSTAIN” from voting altogether.

The transaction cannot be completed unless holders of two-thirds of all outstanding shares, voting either in person or by proxy, vote “FOR” the proposal. If a quorum is present at the meeting, in person or by proxy, your failure to vote, or a vote to “ABSTAIN,” will have the same effect as a vote “AGAINST” the transaction agreement.

If your shares are held in “street name” by your broker, your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares following the directions your broker provides. Your failure to instruct your broker to vote your shares will result in your shares not being voted. Broker non-votes will have the same effect as a vote “AGAINST” the transaction agreement.

Each proxy card that is properly executed, received prior to the beginning of the annual meeting and not revoked will be voted as indicated. Where specific instructions are not indicated, the proxy will be voted “FOR” the transaction agreement.

Whether or not you plan to attend Bank of Richmond’s special meeting, you are requested to complete, date, and sign the accompanying proxy and return it promptly in the enclosed, postage-prepaid envelope.

Revocation of Proxies.  If you give an appointment of proxy in the accompanying form, you may revoke that appointment at any time before the actual voting. To revoke the proxy, notify the Secretary of Bank of Richmond in writing, or execute another appointment of proxy bearing a later date and file it with the Secretary. The address for the Secretary of Bank of Richmond is:

Lawrence N. Ashworth, Secretary
The Bank of Richmond
5300 Patterson Avenue
Richmond, Virginia 23226

If you return the appointment of proxy, you may still attend the meeting and vote in person. When you arrive at the meeting, first notify the Secretary of your desire to vote in person. You will then be given a ballot to vote in person, and your appointment of proxy will be disregarded.

If you attend the meeting in person, you may vote your shares without returning the enclosed appointment of proxy. However, if your plans change and you are not able to attend, your shares will not be voted. Even if you plan to attend the meeting, the best way to ensure that your shares will be voted is to return the enclosed appointment of proxy and, when you get to the meeting, notify the Secretary that you wish to vote in person.

Your death or incapacity will not revoke your proxy unless, before the shares are voted, notice of death or incapacity is filed with the Secretary of Bank of Richmond or other person authorized to tabulate votes.

Dissenter’s Rights to Appraisal.  Under the applicable provisions of federal banking law, any shareholder of Bank of Richmond who properly exercises the right of dissent and appraisal with respect to the merger (“Dissenter’s Rights”) as provided in the rules of the OCC will be entitled to receive payment of the “fair value” of his or her shares of Bank of Richmond common stock in the manner and pursuant to the procedures provided in the rules of the OCC. Shares of Bank of Richmond common stock held by persons who exercise Dissenter’s Rights will not be exchanged for shares of Gateway Financial common stock. However, if any Bank of Richmond shareholder who exercises Dissenter’s Rights fails to perfect those rights, or effectively waives or loses such rights, then each of his or her shares of Bank of Richmond common stock will be deemed to have been converted into the right to receive common stock and cash consideration as provided in the transaction agreement.

Board Recommendation

The Boards of Directors of Bank of Richmond and Gateway Financial each unanimously recommend that shareholders grant authority to the proxies to vote “FOR” the transaction agreement.

Expenses of the Shareholder Meetings

The expense of preparing, printing, and mailing this Joint Proxy Statement/Prospectus will be shared proportionately by Gateway Financial and Bank of Richmond. We have retained Regan & Associates, Inc., to assist in the solicitation of proxies for a fee of $16,500. In addition, proxies may be solicited personally or by telephone by regular employees of Gateway Financial and Bank of Richmond without additional compensation. Gateway Financial and Bank of Richmond will each reimburse banks, brokers and other custodians, nominees and fiduciaries for their costs in sending the proxy materials to the respective beneficial owners of Gateway Financial’s and Bank of Richmond’s common stock.

PROPOSAL 1 FOR BOTH THE GATEWAY FINANCIAL ANNUAL MEETING
AND THE BANK OF RICHMOND SPECIAL MEETING:
APPROVAL OF THE PURCHASE OF BANK OF RICHMOND BY GATEWAY FINANCIAL

The following information describes material aspects of the proposed transaction by which Bank of Richmond would be merged with and into Gateway Bank & Trust Co., the wholly owned subsidiary of Gateway Financial, pursuant to the terms of the transaction agreement. The transaction agreement is attached as Appendix A and incorporated by reference into this Joint Proxy Statement/Prospectus.

General

At the effective time of the transaction, pursuant to the terms of the transaction agreement, Bank of Richmond will be merged with and into Gateway Bank & Trust Co., the wholly owned subsidiary of Gateway Financial. Each share of Bank of Richmond’s $4.00 par value common stock issued and outstanding immediately prior to the transaction will be converted into the right to receive $30.05 in cash or shares of Gateway Financial’s common stock with an average market value of $30.05.

Elections of Transaction Consideration

The actual transaction consideration that each Bank of Richmond shareholder may receive may be adjusted based upon the elections of the other Bank of Richmond shareholders. If the elections of Bank of Richmond shareholders are adjusted, then Bank of Richmond shareholders may be required to receive a different mix of cash and stock from that which they elected.

An election form will be mailed to the shareholders of Bank of Richmond at a reasonable date prior to the Bank of Richmond shareholders meeting. The election form will allow shareholders of Bank of Richmond to elect to receive, in the event the transaction is completed, in exchange for whole shares of Bank of Richmond common stock:

•	only shares of Gateway Financial common stock;

•	only cash; or

•	a combination of Gateway Financial common stock and cash.

Shareholders of Bank of Richmond may also indicate that they have no preference with regard to the foregoing and choose not to make an election. To be effective, a properly completed election form must be received by Gateway Financial’s exchange agent by 5:00 p.m., North Carolina time on          , 2007, or such other date as Gateway Financial and Bank of Richmond mutually agree.

All elections of Bank of Richmond shareholders are subject to the provisions of the transaction agreement. The actual number of shares of Gateway Financial common stock that are exchanged for each share of Bank of Richmond common stock will be based on the average closing price for Gateway Financial’s common stock during the ten consecutive full trading days ending two days prior to the date of final regulatory approval of the transaction. Shareholder elections will be adjusted pro rata, if necessary, to insure that 50% of all shares of common stock of Bank of Richmond are exchanged for shares of Gateway Financial common stock and 50% of all shares of common stock of Bank of Richmond are exchanged for cash. If the elections of Bank of Richmond shareholders are adjusted, then some or all Bank of Richmond shareholders may be required to receive a different mix of cash and stock from that which they elected.

Allocation of Cash and Stock

The transaction agreement provides that 50% of all shares of common stock of Bank of Richmond must be exchanged for shares of Gateway Financial common stock and 50% of all shares of common stock of Bank of Richmond must be exchanged for cash and contains allocation and proration procedures to accomplish this result. We are not making any recommendation as to whether Bank of Richmond shareholders should elect to receive only cash, only Gateway Financial common stock, or a combination of cash and Gateway Financial common stock in the transaction. Each Bank of Richmond shareholder must make his or her own decision with respect to the election.

The per share consideration will be $30.05, which is subject to adjustment. For those Bank of Richmond shareholders who elect to receive stock, the actual number of shares of Gateway Financial common stock that such Bank of Richmond shareholders receive will be based upon the average closing price for Gateway Financial common stock during the ten consecutive full trading days ending two days prior to the date of final regulatory approval of the transaction. The transaction agreement describes the procedures to be followed to allocate the cash and Gateway Financial common stock to Bank of Richmond shareholders. A summary of these procedures follows:

•	Bank of Richmond shareholders who make valid elections will be given priority in the allocation of Gateway Financial common stock and cash.

•	If total cash elections by all Bank of Richmond shareholders exceed 50% of all shares of common stock of Bank of Richmond, each cash election will be reduced proportionately, and these shareholders will receive the difference in a number of whole shares of Gateway Financial common stock (with any fractional shares paid in cash).

•	If common stock elections by all Bank of Richmond shareholders exceed 50% of all shares of common stock of Bank of Richmond, each common stock election will be reduced proportionately, and these shareholders will receive the difference in cash.

•	Bank of Richmond shareholders who make no election will be allocated either Gateway Financial common stock or cash as necessary to ensure that 50% of all shares of common stock of Bank of Richmond are exchanged for shares of Gateway Financial common stock and 50% of all shares of common stock of Bank of Richmond are exchanged for cash.

•	No guarantee can be made that any individual Bank of Richmond shareholder will receive precisely what they request. As a result of the allocation procedures and other limitations described in this Joint Proxy Statement/Prospectus and in the transaction agreement, Bank of Richmond shareholders may be required to receive some Gateway Financial common stock and some cash.

Stock Exchange Ratio

Because the average market price of Gateway Financial stock to be used to determine the number of shares of Gateway Financial common stock to be exchanged for each share of Bank of Richmond common stock will not be determined until the ten-day trading period ends, the exact number of shares of Gateway Financial common stock that will be exchanged for each share of Bank of Richmond common stock cannot be calculated at this time. However, if the ten-day trading average of Gateway Financial’s common stock is equal to or greater than $12.83 or equal to or less than $15.69, then the transaction agreement provides that the per share stock exchange ratio shall be equal to $30.05 divided by the ten-day trading average, rounded to five decimal places. However, should the ten-day trading average be less than $12.83, the transaction agreement provides that the per share stock exchange ratio will be 2.34217 shares of Gateway Financial common stock for each share of Bank of Richmond common stock. Should the ten-day trading average be greater than $15.69, then the transaction agreement provides that the per share stock exchange ratio will be 1.91523 shares of Gateway Financial common stock for each share of Bank of Richmond common stock. On the date of mailing of this Joint Proxy Statement/Prospectus, the per share exchange ratio for Gateway Financial common stock, based on the number of shares of Bank of Richmond outstanding on the date of the transaction agreement and using the ten trading days ending          , 2007, would have been           shares of Gateway Financial common stock for each share of Bank of Richmond common stock.

Election Procedures; Surrender of Stock Certificates

An election form will be sent to Bank of Richmond shareholders at a reasonable date prior to the Bank of Richmond shareholders meeting. Each election form entitles Bank of Richmond shareholders to elect to receive:

•	all cash;

•	all Gateway Financial common stock; or

•	a combination of cash and Gateway Financial common stock based upon whole Bank of Richmond shares.

To make an effective election, each Bank of Richmond shareholder must submit a properly completed election form in the return envelope mailed with it to Computershare, Atlanta, Georgia, which will be acting as the exchange agent, on or before the election deadline of 5:00 p.m., North Carolina time, on          , 2007. You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent prior to the election deadline. All elections will be revoked automatically if the transaction is not approved or the transaction agreement is otherwise terminated. Bank of Richmond shareholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of Bank of Richmond stock designated as non-election shares.

The exchange agent will allocate cash and Gateway Financial common stock among the Bank of Richmond shareholders according to the allocation procedures described above.

After the completion of the transaction, a letter of transmittal, together with a return envelope will be mailed to Bank of Richmond shareholders. The letter of transmittal will include instructions for the surrender and exchange of certificates representing Bank of Richmond common stock for the transaction consideration. A letter of transmittal will be deemed properly completed only if signed and accompanied by stock certificates representing all shares of Bank of Richmond common stock or an appropriate guarantee of delivery of the certificates.

Until you surrender your Bank of Richmond stock certificates for exchange after completion of the transaction, you will not be paid dividends or other distributions declared after the transaction with respect to any Gateway Financial common stock into which your Bank of Richmond shares have been converted. When you surrender your Bank of Richmond stock certificates, Gateway Financial will pay any unpaid dividends or other distributions, without interest. After the completion of the transaction, there will be no further transfers of Bank of Richmond common stock. Bank of Richmond stock certificates presented for transfer after the completion of the transaction will be canceled and exchanged for the transaction consideration.

No fractional shares of Gateway Financial common stock will be issued to any holder of Bank of Richmond common stock upon consummation of the transaction. For each fractional share that would otherwise be issued, Gateway Financial will pay cash in an amount equal to the holder’s fractional interest multiplied by the average market price per share of Gateway Financial stock used to calculate the stock exchange ratio. No interest will be paid or accrued on cash payable to holders of Bank of Richmond common stock in lieu of fractional shares. No shareholder of Bank of Richmond will be entitled to dividends, voting rights or any other rights as a shareholder of Gateway Financial with respect to any fractional shares.

None of Gateway Financial, Bank of Richmond, or any other person will be liable to any former holder of Bank of Richmond common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

If a certificate for Bank of Richmond common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the transaction agreement upon compliance by the holder of Bank of Richmond common stock with the conditions reasonably imposed by Gateway Financial’s exchange agent. These conditions will include a requirement that the shareholder provide a lost instrument indemnity bond in form, substance and amount reasonably satisfactory to the exchange agent and Gateway Financial.

Background of the Transaction

Since its incorporation, Bank of Richmond has focused upon a long-term strategy aimed at profitably growing the bank. In light of the capital requirements needed for its continued growth, the increased competition faced by community financial institutions, the consolidation of the financial services industry, and the cost of developing the delivery systems for products and services, Bank of Richmond’s Board regularly evaluated its progress in improving financial results and operational performance, its competitive position in the marketplace, growth expectations for the local economy, industry trends and future capital investment requirements. The Bank of Richmond Board considered various business strategies, including de novo expansion, redeployment of capital, expanding loan production offices in Virginia and North Carolina, growth through acquisition in markets and business lines which might complement its current operations, and selling at a strong premium.

In October 2006, KBW assisted the Bank of Richmond in identifying, analyzing and evaluating strategic alternatives for the future, including a possible merger with a larger bank, preferably in an arrangement under which the Bank of Richmond could continue to operate largely as a community banking company while having the ability to offer compatible and enhanced services to its customers. As a result of this process, the Bank of Richmond Board determined that a sale was most likely to create the highest value for Bank of Richmond shareholders.

The Bank of Richmond Board engaged KBW to research potential merger partners and conduct a price discovery process in which compatible acquirors would be contacted to determine their interest in merging with the Bank of Richmond. Several potential partners were reviewed, evaluated and considered by the Bank of Richmond Board. Potential acquirors were selected based upon their financial strength, operating style, quality of management, market valuation and potential for future success.

In November 2006, KBW initiated contact with the most compatible of the prospective acquirors, subsequently delivering confidentiality agreements and information packages to five different banking companies. Mr. Ben Berry, the Chairman, President and Chief Executive Office of Gateway Financial, met with the Chairman and President of Bank of Richmond on November 2, 2006, in order to discuss the parameters of such a transaction. By November 28, 2006, the Bank of Richmond had received non-binding expressions of interest from four institutions, including Gateway Financial. Subsequent discussions with these institutions ensued and two institutions were requested to perform due diligence. Gateway Financial’s Executive Committee approved an expression of interest, which was affirmed by the full Board at its regular meeting on November 27, 2006. Gateway Financial conducted its due diligence review of the corporate records of the Bank of Richmond during early December. At its December 18 regular Board meeting, Gateway Financial approved a revised expression of interest.

On December 19, 2006, at the Bank of Richmond’s executive committee meeting, a thorough review and discussion of each alternative was conducted, and the committee decided that Gateway Financial had submitted the most attractive proposal and that management should move forward with Gateway Financial to negotiate a mutually acceptable definitive merger agreement. The management, attorneys and financial consultants for the parties began the negotiation of a definitive agreement. Following due diligence by the Bank of Richmond on Gateway Financial and the preparation of a proposed definitive agreement, the Boards of Gateway Financial and Bank of Richmond’s met separately on January 10, 2007 to consider approval of the definitive agreement. At each meeting, each Board reviewed the procedures effected to date, reports on the due diligence review of the other party, a discussion of the provisions of the definitive agreement, and a final analysis of the financial terms of the transaction. The Board of Bank of Richmond also heard a presentation by its counsel on the board of directors’ fiduciary obligations. KBW delivered its opinion to the Bank of Richmond Board that as of January 10, 2007, the consideration to be paid was fair from a financial point of view to the Bank of Richmond shareholders. Ryan Beck delivered its opinion to the Gateway Financial Board that as of January 10, 2007, the consideration to be paid was fair from a financial point of view to the Gateway Financial shareholders. Following these presentations and a discussion of issues raised by the presentations, each Board then unanimously approved the definitive agreement and the transaction contemplated by the definitive agreement and authorized the definitive agreement to be executed on behalf of each respective company by its President. The Bank of Richmond and Gateway Financial exchanged signature pages after the close of business on January 10, 2007.

Bank of Richmond’s Reasons for the Transaction

Bank of Richmond’s Board of Directors believes that the transaction will enable Bank of Richmond’s shareholders to realize significantly increased value when compared to the value of Bank of Richmond common stock if the transaction does not occur.

In reaching its determination that the transaction agreement is fair to, and in the best interests of, Bank of Richmond and its shareholders, the Bank of Richmond Board considered a number of factors, both from a short-term and long-term perspective, including, without limitation, the following:

•	the Bank of Richmond Board’s familiarity with and review of Gateway Financial’s business, financial condition, results of operations, and prospects, including, but not limited to, its potential growth, development, productivity and profitability;

the Bank of Richmond Board believed that Gateway Financial’s business and potential for growth was complementary to both Bank of Richmond’s short-term and long-term objectives and that the merger will create (i) opportunities for growth and diversification across all business lines since Gateway Financial is a well capitalized institution with a broader geographical market area, and (ii) the ability to serve current and prospective borrowers with a significantly larger legal lending limit;

•	the anticipated tax-free exchange of Bank of Richmond’s common stock for Gateway Financial common stock in the transaction (see the subheading “— Federal Income Tax Consequences”);

this was a significant benefit to shareholders of Bank of Richmond;

•	the current and prospective environment in which Bank of Richmond operates, including national, state and local economic conditions, Bank of Richmond’s competitive environment, the trend toward consolidation in the financial services industry in general and among financial institutions in Virginia and the likely effect of the foregoing factors on Bank of Richmond’s potential growth, development, productivity and profitability;

the Bank of Richmond Board recognized the need to expand into new regional markets as a result of changes in both the regional and national economies;

•	the business, financial condition, results of operations and market valuations of Gateway Financial and the opportunity for Bank of Richmond shareholders to participate in and contribute to any further growth of Gateway Financial by obtaining Gateway Financial common stock in the transaction;

the synergies created by the transaction would allow the resulting entity to continue its growth in Virginia, in furtherance of Bank of Richmond’s long-term goals. The structure of the transaction would allow Bank of Richmond’s current shareholders to continue to participate in the anticipated growth of the resulting entity and a mutually agreed upon Bank of Richmond director will be chosen to serve on the board of Gateway Financial;

•	an in-depth due diligence review of Gateway Financial’s operations, financial records, capital position and legal matters conducted by representatives of Bank of Richmond;

as with other factors, the Board believed that such review supported their belief that Gateway Financial had the resources to allow the resulting entity to expand its market share within North Carolina and Virginia while continuing to provide a high level of customer service;

•	a comparison of products and services provided by Bank of Richmond and Gateway Financial, as well as the costs associated with and relative level of resources available to Bank of Richmond and Gateway Financial, respectively, to maintain and provide future enhancements to, and develop new products and services within their markets;

the Bank of Richmond Board believed that the transaction would be beneficial to customers of the combined entity, giving Bank of Richmond customers easier access to services with the additional 24 branches Gateway Financial operates in North Carolina and Virginia and the additional products and services that Gateway Financial offers;

•	Gateway Financial’s treatment of Bank of Richmond’s employees;

given that there is only minor overlap between the markets of Bank of Richmond and Gateway Financial, the Bank of Richmond Board believed that few branch employees would be relocated or terminated as a result of the transaction and that the retention of valued employees and their continued contributions is in the best interests of communities served by the Bank of Richmond;

•	there is a more liquid trading market for Gateway Financial common stock;

Gateway Financial’s common stock is listed on the Nasdaq Global Market and has an average trading volume of approximately 13,000 shares per day while Bank of Richmond is not listed and has as average trading volume of less than 4,000 shares per day;

•	Gateway Financial pays an annual cash dividend for holders of its common stock;

Bank of Richmond has not paid a dividend and the payment of cash dividends will be a significant factor for former Bank of Richmond shareholders;

•	the transaction consideration represented a premium of 56.5% over the one day prior market value of Bank of Richmond’s common stock at the time the transaction agreement was approved;

this factor represented a significant benefit to Bank of Richmond shareholders; and

•	the presentation by Keefe, Bruyette & Woods, Inc. to the Bank of Richmond Board of Directors on January 10, 2007, including the written opinion of KBW that, as of January 10, 2007, the transaction consideration was fair to the shareholders of Bank of Richmond from a financial point of view; and the Bank of Richmond Board relied on the opinion of KBW that the transaction consideration is fair, from a financial point of view, to the Bank of Richmond shareholders.

In addition, the Bank of Richmond Board of Directors is of the opinion that the transaction will result in a combined entity that has increased financial, managerial, technological and other resources; that will be better able to meet increased competition; and that will be better positioned to profit from the opportunities resulting from the changing legal and regulatory environment facing banks and bank holding companies.

Gateway Financial’s Reasons for the Transaction

The Gateway Financial Board of Directors believes that the transaction is in the best interests of Gateway Financial and its shareholders because it presents an important opportunity for Gateway Financial to increase shareholder value through growth by acquiring a financial institution in markets that are logical expansions for Gateway Financial.

In reaching its decision to approve the transaction agreement, the Gateway Financial Board consulted with management of Gateway Financial, as well as its financial and legal advisors, and considered the following factors:

•	The pro forma and prospective financial impact of the acquisition upon Gateway Financial which indicated the transaction would be accretive to earnings per share in the first year;

•	The business, operations, financial condition, earnings and prospects of each of Gateway Financial and Bank of Richmond. In making its determination, the Gateway Financial Board took into account the results of Gateway Financial’s due diligence review of Bank of Richmond’s business, which indicated that Gateway Financial could enhance existing and initiate new banking products that could appeal to a broader customer base;

•	The community bank customer service culture of Bank of Richmond was very similar to that of Gateway Financial;

•	The markets served by Bank of Richmond are contiguous to the existing markets of Gateway Financial without any significant overlap resulting in no redundancy in facilities;

•	The current and prospective economic and competitive environment facing financial institutions, including Gateway Financial, which competitive position Gateway Financial believes could be enhanced by expansion into the economic markets served by Bank of Richmond;

•	The structure of the transaction, the terms of the transaction agreement and that the transaction is intended to qualify as a transaction of a type that is generally tax-free for federal income tax purposes;

•	The opinion of Ryan Beck to the Gateway Financial Board that the transaction consideration is fair to the Gateway Financial shareholders from a financial point of view; and

•	The likelihood of the transaction being approved by the appropriate regulatory authorities.

This discussion of the information and factors considered by the Gateway Financial Board includes all material factors considered by the Gateway Financial Board. In reaching its determination to approve and recommend the transaction, the Gateway Financial Board did not assign any relative or specific weights to those factors, and individual directors may have given differing weights to different factors.

Recommendation of Bank of Richmond’s Board

The Board of Directors of Bank of Richmond unanimously approved the transaction agreement and believes that the transaction is fair to, and in the best interests of, Bank of Richmond and its shareholders. Bank of Richmond’s Board of Directors, therefore, recommends that the holders of Bank of Richmond’s common stock vote “FOR” approval of the transaction agreement and the merger that it contemplates. In making its recommendation, the Board of Directors of Bank of Richmond has considered, among other things, the opinion of KBW that Gateway Financial’s proposal is fair to Bank of Richmond’s shareholders from a financial point of view. See “Opinion of Bank of Richmond’s Financial Advisor” below.

Recommendation of Gateway Financial’s Board

The Board of Directors of Gateway Financial unanimously approved the transaction agreement and believes that the transaction is fair to, and in the best interests of, Gateway Financial and its shareholders. Gateway Financial’s Board of Directors, therefore, recommends that the holders of Gateway Financial’s common stock vote “FOR” approval of the transaction agreement and the merger that it contemplates. In making its recommendation, the Board of Directors of Gateway Financial has considered, among other things, the opinion of Ryan Beck that the transaction is fair to Gateway Financial’s shareholders from a financial point of view. See “Opinion of Gateway Financial’s Financial Advisor” below.

Opinion of Bank of Richmond’s Financial Advisor

The Bank of Richmond engaged Keefe, Bruyette & Woods, Inc. to act as its exclusive financial advisor in connection with the transaction. KBW agreed to assist the Bank of Richmond in analyzing and effecting a transaction with Gateway Financial. The Bank of Richmond selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the transaction and is familiar with the Bank of Richmond and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On January 10, 2007, the Bank of Richmond’s Board held a meeting to evaluate the proposed transaction with Gateway Financial. At this meeting, KBW reviewed the financial aspects of the proposed transaction and rendered an opinion that, as of that date, the transaction consideration in the transaction was fair to the shareholders of Bank of Richmond from a financial point of view. In requesting KBW’s advice and opinion, no restrictions or limitations were imposed by Bank of Richmond upon KBW with regard to investigations made or procedures followed by KBW in rendering its opinion.

The full text of KBW’s written opinion is attached as Appendix B to this document and is incorporated herein by reference. The Bank of Richmond’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW.

KBW’s opinion is directed to the Board and addresses only the fairness, from a financial point of view, of the transaction consideration to Bank of Richmond shareholders. It does not address the underlying business decision to proceed with the transaction and does not constitute a recommendation to any Bank of Richmond shareholder as to how the shareholder should vote at Bank of Richmond’s special meeting on the transaction or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things,

•	the transaction agreement,

•	Annual Reports on Form 10-KSB for the three years ended December 31, 2005, 2004 and 2003 of Bank of Richmond,

•	Annual Reports to Shareholders, the Annual Report on Form 10-K for the year ended December 31, 2005 and the Annual Reports on Form 10-KSB for the two years ended December 31, 2004 and 2003 of Gateway Financial,

•	certain interim reports to shareholders and Quarterly Reports on Forms 10-QSB of Bank of Richmond for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and certain other communications from Bank of Richmond to its shareholders,

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Gateway Financial for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and certain other communications from Gateway Financial to its shareholders, and

•	other financial information concerning the businesses and operations of Bank of Richmond and Gateway Financial furnished to KBW by Bank of Richmond and Gateway Financial for purposes of KBW’s analysis;

•	held discussions with members of senior management of Bank of Richmond and Gateway Financial regarding:

•	past and current business operations,

•	regulatory relationships,

•	financial condition, and

•	future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for Gateway Financial and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for Bank of Richmond and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	compared the proposed financial terms of the transaction with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of Bank of Richmond as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for Gateway Financial and Bank of Richmond are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of Gateway Financial or Bank of Richmond, and KBW did not examine any books and records or review individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by Bank of Richmond’s senior management. The Bank of Richmond does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the transaction. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the transaction will be completed substantially in accordance with the terms set forth in the transaction agreement;

•	the representations and warranties of each party in the transaction agreement and in all related documents and instruments referred to in the transaction agreement are true and correct;

•	each party to the transaction agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the transaction will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the transaction, including the cost savings, revenue enhancements and related expenses expected to result from the transaction.

KBW further assumed that the transaction will be accounted for as a purchase transaction under generally accepted accounting principles. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Bank of Richmond common stock or shares of Gateway Financial common stock will trade following the announcement of the transaction or the actual value of the shares of common stock of the combined company when issued pursuant to the transaction, or the prices at which the shares of common stock of the combined company will trade following the completion of the transaction.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, Bank of Richmond and Gateway Financial. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by Bank of Richmond Board in making its determination to approve the transaction agreement and the merger. (See “— The Bank of Richmond Reasons for Merger” above.) Consequently, the analyses described below should not be viewed as determinative of the decision of Bank of Richmond Board or management of Bank of Richmond with respect to the fairness of the transaction consideration.

The following is a summary of the material analyses performed by KBW in connection with its January 10, 2007 opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to Bank of Richmond Board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Transaction Summary.  KBW calculated the transaction consideration to be paid as a multiple of Bank of Richmond’s book value per share, tangible book value per share and latest twelve months’ earnings per share. KBW also calculated the transaction consideration to be paid as a “Core Deposit Premium.” Core Deposit Premium equals the difference between the aggregate transaction consideration and the Bank of Richmond’s tangible equity divided by core deposits. Additionally, KBW has adjusted throughout its analyses the financial data to exclude any non-recurring income and expenses and any extraordinary items. The transaction consideration was based on $30.05 in cash or Gateway Financial common stock, subject to 50% of the transaction consideration being in Gateway Financial common stock. These computations were based on Bank of Richmond’s stated book value per share of $10.71 as of September 30, 2006, tangible book value per share of $10.71 as of September 30, 2006, latest twelve months’ earnings per share of $1.11 as of September 30, 2006 and core deposits of $114.5 million as of September 30, 2006. Based on those assumptions, the per share consideration of $30.05 would represent 281% of book value per share, 281% of tangible book value per share, 27.1 times latest twelve months’ earnings per share and a Core Deposit Premium of 32.7%.

Selected Transaction Analysis.  KBW reviewed certain financial data related to a set of comparable bank transactions announced in Maryland, North Carolina, South Carolina and Virginia since December 31, 2004 with deal values between $25.0 million and $500.0 million (16 transactions).

KBW compared multiples of price to various factors for the Gateway Financial-Bank of Richmond transaction to the same multiples for the comparable group’s mergers at the time those mergers were announced. The results were as follows:

Comparable Transactions:

							Gateway Financial /
							Bank of Richmond
	Median		Low		High		Transaction

Price/Stated Book Value	262%		167%		341%		281%
Price/Tangible Book Value	265%		167%		343%		281%
Price/Latest Twelve Months’ Earnings Per Share	25.3	x	17.4	x	57.4	x	27.1	x
Core Deposit Premium	25.1%		16.0%		37.9%		32.7%

KBW also analyzed the financial data for the period ended September 30, 2006 for Bank of Richmond and reporting periods prior to the announcement of each transaction for each target in the Selected Transactions Analysis. The results were as follows:

Comparable Targets:

	Median	Low	High	Bank of Richmond

Equity/Assets	8.68%	6.80%	17.37%	10.88%
Non-Performing Assets/Assets	0.16	0.00	2.08	0.00
Return on Average Assets (Year-to-Date Annualized)	0.94	0.07	1.36	1.36
Return on Average Equity (Year-to-Date Annualized)	9.81	0.80	18.56	11.90
Efficiency Ratio (Last Twelve Months)	64	43	86	57

No company or transaction used as a comparison in the above analysis is identical to Gateway Financial, Bank of Richmond or the transaction. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.

Discounted Cash Flow Analysis.  Using discounted dividends analysis, KBW estimated the present value of the future stream of dividends that Bank of Richmond could produce over the next five years, under various circumstances, assuming Bank of Richmond performed in accordance with management’s earnings forecasts for 2007, earnings are grown 15.0% annually in 2008-2012, assets are grown at 15.0% annually in 2008-2011, Bank of Richmond maintains a dividend payout ratio of 0.0% annually in all years and Bank of Richmond pays a special dividend in the terminal year sufficient to reduce the ratio of equity to assets to 9.0%. KBW then estimated the terminal values for Bank of Richmond stock at the end of the period by applying multiples ranging from 14.0x to 16.0x projected earnings in year six. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 12.0% to 16.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Bank of Richmond common stock. This discounted dividend analysis indicated reference ranges of between $21.60 and $28.76 per share of Bank of Richmond common stock. These values compare to the consideration offered by Gateway Financial to Bank of Richmond in the transaction of $30.05 per share of Bank of Richmond common stock.

Relative Stock Price Performance.  KBW also analyzed the price performance of Gateway Financial common stock from December 31, 2003 to January 9, 2007 and compared that performance to the performance of the Philadelphia Exchange/Keefe, Bruyette & Woods Bank Index (“Keefe Bank Index”) over the same period. The Keefe Bank Index is a market cap weighted price index composed of 24 major commercial and savings banks stocks. The Keefe Bank Index is traded on the Philadelphia Exchange under the symbol “BKX”. This analysis indicated the following cumulative changes in price over the period:

Gateway Financial	53.1%
Keefe Bank Index	19.8

Selected Peer Group Analysis.  KBW compared the financial performance and market performance of Gateway Financial to those of a group of comparable bank holding companies. The comparisons were based on:

•	various financial measures including:

•	earnings performance

•	operating efficiency

•	capital

•	asset quality

•	various measures of market performance including:

•	price to book value

•	price to earnings

•	dividend yield

To perform this analysis, KBW used the financial information as of and for the quarter ended September 30, 2006 and market price information as of January 9, 2007. The 10 companies in the peer group included select publicly traded banks in North Carolina and Virginia with assets between $1.0 billion and $2.0 billion. This peer group includes Bank of Granite Corporation, Capital Bank Corporation, Cardinal Financial Corporation, FNB Corporation, FNB Financial Services Corporation, FNB United Corp., Southern Community Financial Corporation, Virginia Commerce Bancorp, Inc., Virginia Financial Group, Inc. and Yadkin Valley Financial Corporation. KBW has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

KBW’s analysis showed the following concerning Gateway Financial’s financial performance:

Selected Peer Group:

	Median	Low	High	Gateway Financial

Return on Average Equity (GAAP)	11.72%	0.75%	18.87%	5.92%
Return on Average Assets (GAAP)	1.09	0.08	1.56	0.58
Return on Average Tangible Equity (Cash)	14.24	6.62	18.87	6.79
Return on Average Tangible Assets (Cash)	1.19	0.61	1.58	0.61
Net Interest Margin	4.01	2.94	5.12	3.84
Efficiency Ratio	61	44	78	75
Leverage Ratio	9.56	6.76	12.08	12.02
Tangible Equity/Assets	7.55	5.02	11.50	8.61
Non-Performing Assets/Assets	0.44	0.02	1.64	0.04
Latest Twelve Months’ Net Charge-Offs/Average Loans	0.21	0.03	1.11	0.03
Loan Loss Reserve/Total Loans	1.27	0.86	2.17	0.97

KBW’s analysis showed the following concerning Gateway Financial’s market performance:

Selected Peer Group:

	Median		Low		High		Gateway Financial

Price/Stated Book Value Per Share	162%		99%		312%		148%
Price/Tangible Book Value Per Share	225		142		312		164
Price/2006 GAAP Estimated Earnings Per Share	16.2	x	11.2	x	27.4	x	27.9	x
Price/2006 Cash Estimated Earnings Per Share	15.0		11.2		23.4		26.8
Price/2007 GAAP Estimated Earnings Per Share	15.3		10.8		23.6		16.3
Price/2007 Cash Estimated Earnings Per Share	14.2		10.8		18.7		15.9
Dividend Yield	2.3%		0.0%		3.6%		1.4%

KBW also compared the financial performance and market performance of Bank of Richmond to those of a group of comparable banks and bank holding companies. The comparisons were based on:

•	various financial measures including:

•	earnings performance

•	operating efficiency

•	capital

•	asset quality

•	various measures of market performance including:

•	price to book value

•	price to earnings

To perform this analysis, KBW used the financial information as of and for the quarter ended September 30, 2006. The 10 companies in the peer group included select publicly traded banks in Virginia with assets between $200 million and $250 million. This peer group includes Bank of the James Financial Group, Inc., Blue Ridge Bank, N.A., Botetourt Bankshares, Inc., Community National Bank, First Capital Bancorp, Inc., First National Exchange Bank, Heritage Bankshares, Inc., Mountain National Bank, Patriot Bank, National Association and Pinnacle Bankshares Corporation. KBW has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

KBW’s analysis showed the following concerning Bank of Richmond’s financial performance:

Selected Peer Group:

	Median	Low	High	Bank of Richmond

Return on Average Equity (GAAP)	10.34%	2.67%	14.39%	12.33%
Return on Average Assets (GAAP)	0.74	0.23	1.33	1.35
Return on Average Tangible Equity (Cash)	10.44	2.67	14.46	12.33
Return on Average Tangible Assets (Cash)	0.74	0.23	1.33	1.35
Net Interest Margin	3.47	2.36	4.57	5.03
Efficiency Ratio	67	59	89	55
Leverage Ratio	8.89	6.90	10.96	11.15
Tangible Equity/Assets	8.75	6.10	9.72	10.88
Loans/Deposits	72	62	93	99
Non-Performing Assets/Assets	0.74	0.03	2.72	0.00
Latest Twelve Months’ Net Charge-Offs/Average Loans	0.01	(0.04)	0.21	0.01
Loan Loss Reserve/Total Loans	1.15	0.84	1.55	1.10

KBW’s analysis showed the following concerning Bank of Richmond’s market performance:

Selected Peer Group:

	Median		Low		High		Bank of Richmond

Price/Stated Book Value Per Share	150%		104%		238%		179%
Price/Tangible Book Value Per Share	150		104		238		179
Price/Latest Quarter Earnings per Share Annualized (GAAP)	15.3	x	11.5	x	25.0	x	15.5	x
Price/Latest Quarter Earnings per Share Annualized (Cash)	15.2		11.5		25.0		15.5
Price/Latest Twelve Months Earnings Per Share (GAAP)	15.8		10.7		23.2		17.3
Price/Latest Twelve Months Earnings Per Share (Cash)	15.8		10.7		23.2		17.3

Contribution Analysis.  KBW analyzed the relative contribution of each of Bank of Richmond and Gateway Financial to the pro forma balance sheet and income statement items of the combined entity, including assets, gross loans, deposits, equity, tangible equity and latest twelve months’ earnings. This analysis excluded any purchase accounting adjustments. The pro forma ownership analysis assumed the aggregate deal value was in the form of

50% Gateway Financial stock and 50% cash and was based on Gateway Financial’s closing price of $14.51 on January 9, 2007. The results of KBW’s analysis are set forth in the following table:

Category	Gateway Financial	Bank of Richmond

Assets	87.0%	13.0%
Gross Loans	85.8	14.2
Deposits	84.8	15.2
Equity	85.3	14.7
Tangible Equity	84.0	16.0
Latest Twelve Months’ Earnings (GAAP)	73.1	26.9
Latest Twelve Months’ Earnings (Cash)	72.0	28.0
Estimated Pro Forma Ownership	85.2	14.8

Financial Impact Analysis.  KBW performed pro forma merger analyses that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the transaction would have on certain projected financial results of the pro forma company. This analysis indicated that the transaction is expected to be neutral to Gateway Financial’s estimated 2007 GAAP earnings per share and accretive to Gateway Financial’s estimated 2007 cash earnings per share and 2008 GAAP and cash earnings per share. This analysis was based on First Call’s 2007 published earnings estimate for Gateway Financial and Bank of Richmond’s 2007 earnings projections provided by Bank of Richmond’s management. “First Call” is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors. KBW assumed 15% earnings growth over First Call’s 2007 projection to estimate Gateway Financial’s 2008 earnings, assumed 15% earnings growth over management’s 2007 projections to estimate Bank of Richmond’s 2008 earnings and estimated cost savings equal to 20.0% of Bank of Richmond’s projected non-interest expenses. For all of the above analyses, the actual results achieved by pro forma company following the transaction will vary from the projected results and the variations may be material.

Other Analyses.  KBW reviewed the relative financial and market performance of Gateway Financial and Bank of Richmond to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, historical stock performance, stock liquidity and research coverage for Gateway Financial.

Fees.  The Bank of Richmond Board has retained KBW as an independent contractor to act as financial adviser to Bank of Richmond regarding the transaction. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to Bank of Richmond and Gateway Financial. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Bank of Richmond and Gateway Financial for KBW’s own account and for the accounts of its customers.

KBW has performed and expects to seek engagements to perform financial advisory and investment banking services for Gateway Financial. KBW was the sole underwriter for Gateway Financial’s common stock offering in 2005 and acted as a placement agent for Gateway Financial with respect to the private placement of trust preferred securities in 2003 and 2004. KBW’s equity research department also publishes research on Gateway Financial’s common stock.

The Bank of Richmond and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the transaction. The Bank of Richmond has agreed to pay KBW at the time of closing a cash fee equal to 1.0% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock of Bank of Richmond in the transaction. Pursuant to the KBW engagement agreement, Bank of Richmond also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

The written opinion of KBW to Bank of Richmond is attached as Appendix B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. The description of the Bank of Richmond fairness opinion is qualified in its entirety by reference to Appendix B. Bank of Richmond shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in connection with rendering its opinion.

Opinion of Gateway Financial’s Financial Advisor

Ryan Beck began working with Gateway Financial in November 2006, and on November 21, 2006, Gateway Financial formally retained Ryan Beck to act as its financial advisor with respect to its potential acquisition of Bank of Richmond. Ryan Beck, as a customary part of its business, is continually engaged in the valuation of banks, bank holding companies, savings and loan associations, savings banks and savings and loan holding companies in connection with mergers, acquisitions and other securities-related transactions. Ryan Beck has knowledge of, and experience with, the banking market in which Gateway Financial and Bank of Richmond operate and banking organizations within this market, and was selected by Gateway Financial because of Ryan Beck’s knowledge of, experience with, and reputation in the financial services industry.

In its capacity as Gateway Financial’s financial advisor, Ryan Beck participated in the negotiations with respect to the pricing and other terms and conditions of the transaction. Ryan Beck rendered a written opinion to Gateway Financial’s board on January 10, 2007 (a copy of which is attached as Appendix C), that, based on and subject to the assumptions, factors, and limitations as set forth in the attached opinion and as described below, the consideration offered to Bank of Richmond shareholders is fair to Gateway Financial’s shareholders from a financial point of view. No limitations were imposed by the Gateway Financial board of directors upon Ryan Beck with respect to the investigations made or procedures followed by it in arriving at its opinion.

The full text of Ryan Beck’s opinion, which sets forth assumptions made and matters considered, is attached as Appendix C to this Proxy Statement/Prospectus. Shareholders of Gateway Financial are urged to read the attached Ryan Beck opinion in its entirety. The Ryan Beck opinion is directed only to the financial fairness of the consideration offered to Bank of Richmond shareholders and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the shareholder meetings. We have not considered, nor are we expressing any opinion herein with respect to, the price at which Gateway Financial Common Stock will trade following the consummation of the transaction. The summary of the Ryan Beck opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the Ryan Beck opinion. In rendering its opinions, Ryan Beck does not admit that it is an expert within the meaning of the term “expert” as used within the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or that its opinions constitute a report or valuation within the meaning of Section 11 of the Securities Act and the rules and regulations promulgated thereunder.

In connection with its opinion, Ryan Beck reviewed the following documents:

•	Agreement and Plan of Reorganization and Merger;

•	Gateway Financial’s Annual Report on Form 10-K for the years ended December 31, 2005, 2004 and 2003;

•	Gateway Financial’s Quarterly Reports on Form 10-Q for the periods ended September 30, 2006, June 30, 2006 and March 31, 2006;

•	Gateway Financial’s Proxy Statement dated April 5, 2006;

•	Bank of Richmond’s Annual Reports on Form 10-KSB for the years ended December 31, 2005, 2004 and 2003;

•	Bank of Richmond’s Quarterly Reports on Form 10-Q for the periods ended September 30, 2006, June 30, 2006 and March 31, 2006;

•	Bank of Richmond’s Proxy Statement dated April 19, 2006;

•	Certain operating and financial information provided to Ryan Beck by the managements of Gateway Financial and Bank of Richmond relating to their business and future prospects;

•	The historical stock prices and trading volumes of Gateway Financial’s common stock;

•	The publicly available financial data of commercial banking organizations which Ryan Beck deemed generally comparable to Gateway Financial;

•	The historical stock prices and trading volumes of Bank of Richmond’s common stock;

•	The publicly available financial data of banks and bank holding companies which Ryan Beck deemed generally comparable to Bank of Richmond; and

•	The terms of recent acquisitions of commercial banking organizations which Ryan Beck deemed generally comparable in whole or in part to Bank of Richmond.

Additionally, Ryan Beck:

•	Conducted or reviewed such other studies, analyses, inquiries and examinations as it deemed appropriate to enable it to render its opinion;

•	Analyzed Gateway Financial’s ability to consummate the transaction; and

•	Met with certain members of Gateway Financial’s and Bank of Richmond’s senior management to discuss Gateway Financial’s and Bank of Richmond’s past and current business operations, regulatory standing, financial condition, strategic plan and future prospects, including any potential operating efficiencies, revenue enhancements and synergies which may arise from the transaction.

In connection with its review, Ryan Beck relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding Gateway Financial and its subsidiaries, and Bank of Richmond provided to Ryan Beck by Gateway Financial and Bank of Richmond and their representatives. Ryan Beck is not an expert in the evaluation of allowances for loan losses. Therefore, Ryan Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses set forth in the balance sheets of Gateway Financial and Bank of Richmond at September 30, 2006, and Ryan Beck assumed such allowances were adequate and complied fully with applicable law, regulatory policy, sound banking practice and policies of the Securities and Exchange Commission as of the date of such financial statements. Ryan Beck reviewed certain operating forecasts and financial projections (and the assumptions and bases therefore) provided by Bank of Richmond. Ryan Beck assumed that such forecasts and projections reflected the best currently available estimates and judgments of management. In certain instances, for the purposes of its analyses, Ryan Beck made adjustments to such forecasts and projections, which in Ryan Beck’s judgment were appropriate under the circumstances. We have also relied, without independent verification, upon the estimates and judgments of the managements of Gateway Financial and Bank of Richmond as to the potential cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the transaction. Ryan Beck was not retained to nor did it make any independent evaluation or appraisal of the assets or liabilities of Gateway Financial and its respective subsidiaries or Bank of Richmond, nor did Ryan Beck review any loan files of Gateway Financial or its subsidiaries and Bank of Richmond. Ryan Beck also assumed that the transaction in all respects is, and will be, undertaken and consummated in compliance with all laws and regulations that are applicable to Gateway Financial and Bank of Richmond.

The preparation of a fairness opinion on a transaction such as the one between Gateway Financial and Bank of Richmond involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, Ryan Beck’s opinion is not readily susceptible to summary description. In arriving at its opinion, Ryan Beck performed a variety of financial analyses. Ryan Beck believes that its analyses must be considered as a whole and the consideration of portions of such analyses and the factors considered therein, or any one method of analysis, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Ryan Beck’s opinion. No one method of analysis was assigned a greater significance than any other.

The forecasts and projections furnished to Ryan Beck were prepared by the management of Bank of Richmond without input or guidance by Ryan Beck. The Bank of Richmond does publicly disclose internal management projections of the type provided to Ryan Beck in connection with the review of the transaction. Such projections were not prepared with a view towards public disclosure. The public disclosure of such projections could be misleading since the projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

In its analyses, Ryan Beck made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Gateway Financial or Bank of Richmond. Any estimates contained in Ryan Beck’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals nor do they necessarily reflect the prices at which companies or their securities may actually be sold.

Ryan Beck’s opinion was based solely upon the information available to it and the economic, market and other circumstances, as they existed as of the date of the opinion. Ryan Beck did not and does not express any opinion as to the price or range of prices at which Gateway Financial common stock might trade subsequent to the transaction. Events occurring after such date could materially affect the assumptions and conclusions contained in Ryan Beck’s opinion. Ryan Beck has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion.

The following is a brief summary of the analyses and procedures performed by Ryan Beck in the course of arriving at its opinion. The summary does not purport to be a complete description, but is a brief summary of the material analyses and procedures performed by Ryan Beck in the course of arriving at its opinion.

Analysis of Selected Publicly Traded Companies:  Ryan Beck compared the financial data for Bank of Richmond as of September 30, 2006 to a peer group of twenty-nine banks and bank holding companies located in the Southeastern region of the United States with assets between $150 million and $200 million for which public trading and pricing information was available. Ryan Beck deemed this group to be generally comparable to Bank of Richmond. The following table compares selected statistics of Bank of Richmond with the median ratios and average ratios for the twenty-nine selected banks and bank holding companies comprising the peer group:

		Peer	Peer
	Bank of Richmond	Average	Median

Capitalization
Total Assets (000s)	$168,446	$176,529	$178,739
Total Deposits (000s)	149,053	145,831	143,200
Total Shareholders’ Equity (000s)	18,325	19,211	18,527
Total Equity/Assets	10.88%	11.00%	10.50%
Tangible Equity/Tangible Assets	10.88	10.93	10.50
Tier I Capital/Risk-Adj Assets	11.31	12.79	12.94
Total Capital/Risk-Adj Assets	12.31	14.95	14.42
Total Borrowings/Total Assets	0.01	5.73	5.36
Leverage Ratio	10.74	10.15	9.56

Asset Quality
Non-Performing Loans/Loans	0.00	0.81	0.36
Loan Loss Reserves/NPLs	NM	338.31	281.74
Loan Loss Reserves/Loans	1.10	1.33	1.29
Non-Performing Assets/Assets	0.00	0.71	0.31
Non-Performing Assets/Equity	0.00	4.55	2.64

			Peer		Peer
	Bank of Richmond		Average		Median

Loan & Deposit Composition
Total Loans/Total Assets	87.69		74.02		74.69
Total Loans/Deposits	99.10		90.18		92.22
1-4 Family Loans/Total Loans	16.12		26.51		24.40
5+ Family Loans/Total Loans	7.73		2.08		1.08
Construction & Developmental Loans/Total Loans	41.88		19.38		20.14
Other Real Estate Loans/Total Loans	20.42		29.09		32.19
Real Estate Loans/Total Loans	86.14		77.06		80.06
Consumer Loans/Total Loans	3.18		6.24		2.93
Commercial Loans/Total Loans	10.68		15.88		11.13
Non-Interest Bearing Deposits/Total Deposits	9.21		15.97		15.22
Transaction Accounts/Total Deposits	42.34		50.15		46.59
Total CD’s/Total Deposits	57.66		49.85		53.41
Time Deposits > $100,000/Total Deposits	19.53		19.24		18.26

Performance Ratios
Return on Average Assets	1.35%		0.89		1.01
Return on Average Equity	11.47		4.17		9.57
Net Interest Margin	5.17		4.39		4.33
Yield/Cost Spread	4.80		3.90		3.65
Yield on Interest Earning Assets	7.94		7.24		7.09
Cost of Interest Bearing Liabilities	3.14		3.34		3.24
Non Interest Income/Average Assets	0.39		0.75		0.58
Non Interest Expense/Avg Assets	3.02		3.40		3.17
Salary Expense/Total Revenue	37.07		37.23		34.12
Occupancy & Equipment Expense/Avg Assets	0.28		0.51		0.52
Efficiency Ratio	57.26		70.05		63.93

Growth Rates
Asset Growth	38.59		13.23		15.08
Loan Growth Rate	35.92		17.22		13.38
Deposit Growth Rate	44.21		16.61		9.95
Revenue Growth Rate	24.40		19.85		22.13
EPS Growth Rate	42.30		25.40		16.60

Market Statistics
Stock Price at January 3, 2007	$19.20
Price/LTM EPS	17.30	x	19.99	x	15.80x
Price/Book Value	179.30%		161.61%		153.10%
Price/Tangible Book Value	179.30		162.58		153.10
Market Capitalization ($M)	$33.00		$32.96		$29.80
Dividend Yield	0.00%		0.65%		0.00%

Ryan Beck noted that the performance of Bank of Richmond as measured by return on average assets and return on average equity was well above that of the peer group median due primarily to Bank of Richmond’s net interest margin which was 84 basis points above the peer group median and non-interest expenses as a percent of average assets being below the peer group median. The Bank of Richmond’s tangible equity to assets ratio was also modestly above the peer group median at 10.88%. Additionally, Ryan Beck noted that Bank of Richmond’s efficiency ratio was well below that of the peer median. Ryan Beck also noted that Bank of Richmond had exceptional asset quality as they had no non-performing loans or non-performing assets at September 30, 2006. The Bank of Richmond maintains a similar level of loan loss reserves as a percentage of total loans at 1.10%, in line with the peer group median of 1.29% when Bank of Richmond’s superior asset quality is considered.

Ryan Beck also noted that Bank of Richmond had construction loans equal to 42.3% of total loans versus the peer group median of 20.1% at September 30, 2006. Non-interest bearing deposits, which equaled 9.2% of total deposits at Bank of Richmond, were below the peer group median of 15.2% at September 30, 2006. Ryan Beck also observed that the growth rates in assets, loans, deposits, revenue and EPS for the twelve months ended September 30, 2006 were also significantly higher than the peer group medians.

Lastly, Ryan Beck noted that Bank of Richmond was trading at a higher multiple to latest twelve-month earnings and a higher percentage of book value and tangible book value, than its peers.

Ryan Beck also compared Gateway Financial’s financial data as of September 30, 2006 with that of a group of twenty-one selected banks and bank holding companies located in the Southeast region of the United States with assets between $1.0 billion and $1.5 billion for which public trading and pricing information was available. Ryan Beck deemed this group to be generally comparable to Gateway Financial. The following table compares selected statistics of Gateway Financial with the median ratios and average ratios for the twenty-two selected banks and bank holding companies comprising the peer group:

	Gateway Financial	Peer	Peer
	Holdings	Average	Median

Capitalization
Total Assets (000s)	$1,125,144	$1,186,390	$1,140,385
Total Deposits (000s)	834,093	937,696	924,398
Total Shareholders’ Equity (000s)	106,058	111,900	110,435
Total Equity/Assets	9.43%	9.37%	9.50%
Tangible Equity/Tangible Assets	8.61	8.30	8.14
Tier I Capital/Risk-Adj Assets	13.05	11.78	11.81
Total Capital/Risk-Adj Assets	13.94	13.14	13.20
Total Borrowings/Total Assets	16.04	10.44	9.58

Asset Quality
Non-Performing Loans/Loans	0.05	0.37	0.16
Loan Loss Reserves/NPLs	NM	341.96	292.29
Loan Loss Reserves/Loans	0.97	1.32	1.30
Non-Performing Assets/Assets	0.04	0.33	0.25
Non-Performing Assets/Equity	0.40	3.81	2.61

Loan & Deposit Composition
Total Loans/Total Assets	79.64	73.17	73.77
Total Loans/Deposits	107.43	92.71	91.82
1-4 Family Loans/Total Loans	19.99	22.53	22.00
5+ Family Loans/Total Loans	2.10	2.20	1.35
Construction & Developmental Loans/Total Loans	40.79	26.19	20.36
Other Real Estate Loans/Total Loans	22.35	32.51	31.48
Real Estate Loans/Total Loans	85.22	83.44	82.64
Consumer Loans/Total Loans	1.80	4.35	2.59
Commercial Loans/Total Loans	11.41	10.46	9.60
Non-Interest Bearing Deposits/Total Deposits	12.52	15.06	14.30
Transaction Accounts/Total Deposits	42.28	47.28	46.09
Total CD’s/Total Deposits	57.72	52.72	53.91
Time Deposits > $100,000/Total Deposits	28.46	25.95	23.65

	Gateway Financial		Peer		Peer
	Holdings		Average		Median

Performance Ratios
Return on Average Assets	0.53%		1.04		1.11
Return on Average Equity	5.25		11.50		12.06
Net Interest Margin	3.89		4.23		4.20
Yield/Cost Spread	3.57		3.53		3.57
Yield on Interest Earning Assets	7.41		7.10		7.16
Cost of Interest Bearing Liabilities	3.62		3.54		3.76
Non Interest Income/Average Assets	0.86		0.80		0.67
Non Interest Expense/Avg Assets	3.36		2.79		2.89
Salary Expense/Total Revenue	36.98		33.96		34.41
Occupancy & Equipment Expense/Avg Assets	0.66		0.42		0.43
Efficiency Ratio	74.80		58.61		60.53

Growth Rates
Asset Growth	51.99		20.19		11.08
Loan Growth Rate	51.77		23.45		19.64
Deposit Growth Rate	41.84		20.89		12.51
Revenue Growth Rate	55.07		27.91		14.65
EPS Growth Rate	22.50		12.26		19.85

Market Statistics
Stock Price at January 3, 2007	$14.25
Price/LTM EPS	29.10	x	22.09	x	18.35	x
Price/Book Value	145.40%		198.10%		187.05%
Price/Tangible Book Value	160.60		222.33		227.80
Market Capitalization ($M)	$154.90		$208.89		$201.20
Dividend Yield	1.40%		1.62%		1.54%

Ryan Beck noted that Gateway Financial’s performance, as measured by return on average assets and return on average equity, was lower than its peer group median due in part to Gateway Financial’s asset, loan and deposit growth rates being significantly higher than the peer median growth rates. Gateway Financial’s performance is also impacted by its restatement of its financials to properly account for an economic hedge. Gateway Financial’s net interest margin is below the median of its peer group. Gateway Financial’s rapid franchise growth has resulted in a number of branch offices which have not fully matured and the establishment of loan production offices in several markets that have strong loan growth without growth in lower cost core deposits.

Additionally, Ryan Beck noted that Gateway Financial has a significantly lower level of non-performing loans measured as a percentage of its total loans compared to the peer group median. As a result of Gateway Financial’s superior asset quality, they maintain a lower level of loan loss reserves as a percentage of total loans relative to the peer group median. Ryan Beck also noted that Gateway Financial’s level of construction and development loans equaled 40.8% of total loans, double the peer group median of 20.4%.

Lastly, Ryan Beck noted that Gateway Financial’s price as a multiple of latest twelve months earnings was well above the peer group median. This is likely due to the market recognizing Gateway Financial’s capacity for greater future earnings growth than that of the peer group. As a percentage of book value and tangible book value, its price was lower than its peer medians. Gateway Financial currently pays a cash dividend that has a yield of 1.40%, slightly lower than the peer group median of 1.54%.

Analysis of Selected Transactions:  Ryan Beck compared Bank of Richmond’s financial data as of September 30, 2006 with that of a group of nine selected transactions announced since June 30, 2005 for which pricing data pertaining to the transactions was publicly available. Ryan Beck deemed these companies generally comparable to Bank of Richmond. The criteria for this group was commercial banks located in the Southeast region of the United

States with assets between $100 million and $300 million and a return on average assets greater than 1.00%. The following table compares selected statistics of Bank of Richmond with the median ratios and average ratios for the nine companies with announced transactions:

		Peer	Peer
	Bank of	Group	Group
	Richmond	Average	Median

Total Assets (000’s)	$168,446	$167,632	$150,146
Tangible Equity/Tangible Assets	10.88%	9.06%	8.84%
Return on Average Assets	1.40	1.26	1.31
Return on Average Equity	13.91	13.97	14.99
Non-Performing Assets/Assets	0.00	0.12	0.00
Efficiency Ratio	61.16	52.85	52.74

Assuming a transaction value of $30.05 per share, Ryan Beck calculated the transaction value as a multiple of Bank of Richmond’s September 30, 2006 stated book value, tangible book value, latest twelve months diluted earnings, core deposit premium over tangible equity and premium over a ten day average stock price ended January 8, 2007 as follows:

Percentage of Stated Book Value:	280.0%
Percentage of Tangible Book Value:	280.0%
Multiple of Latest Twelve Months Diluted Earnings:	27.07	x
Core Deposit Premium over Tangible Equity:	32.64%
Market Premium:	56.5%

The average and median pricing ratios for the comparable transactions are illustrated in the chart below:

	Price/Book	Price/Tangible	Price/LTM		Core Deposit
	Value	Book Value	Earnings		Premium

Average	285.78%	288.43%	22.49	x	25.83%
Median	294.06	294.06	21.76		26.81

Ryan Beck then adjusted the peer group statistics to reflect the change in the Nasdaq bank stock index from the date of announcement of each transaction to the closing value of the index on January 4, 2007. The adjusted average and median pricing ratios for the comparable transactions are illustrated in the chart below:

	Price/Book	Price/Tangible	Price/LTM		Core Deposit
	Value	Book Value	Earnings		Premium

Average	305.24%	308.27%	24.06	x	27.53%
Median	318.08	318.17	23.80		28.06

The imputed value of Bank of Richmond, based upon the average and median ratios of the comparable transactions, as adjusted, can be seen in the chart below:

	Price/	Price/Tangible	Price/LTM	Core Deposit	Median
	Book Value	Book Value	Earnings	Premium	Value

Average	$32.57	$32.89	$26.30	$28.88	$30.72
Median	$33.94	$33.95	$26.01	$29.23	$31.58

Ryan Beck noted that the transaction value of $30.05 per share is less than the median imputed values of the adjusted comparable transactions.

No company or transaction used in the Analysis of Selected Publicly Traded Companies and Analysis of Selected Transactions sections is identical to Bank of Richmond, Gateway Financial or the transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved, market areas in which the companies operate and other factors that could affect the trading values of the securities of the company or companies to which they are being compared.

Discounted Dividend Analysis:  Using a discounted dividend analysis, Ryan Beck estimated the present value of the future dividend stream that Bank of Richmond could produce in perpetuity. Projection ranges for Bank of Richmond’s five-year balance sheet and income statement were provided by Bank of Richmond’s management and based on certain assumed growth rates. Management’s projections were based upon various factors and assumptions, many of which are beyond the control of Bank of Richmond. These projections are, by their nature, forward-looking and may differ materially from the actual future values or actual future results for the reasons discussed above. The actual future values or results may be significantly more or less favorable than suggested by such projections. In producing a range of per share Bank of Richmond values, Ryan Beck utilized the following assumptions: discount rates range from 11% to 13%, terminal price/earnings multiples range from 13x to 15x (which, when applied to terminal year estimated earnings, produces a value which approximates the net present value of the dividends in perpetuity, given certain assumptions regarding growth rates and discount rates) and earnings that include estimated savings in Bank of Richmond’s non-interest expense equal to 15.99% in the first year following the transaction, and 21.31% in the second year following the transaction, with 5.00% growth thereafter. The discounted dividend analysis produced the range of net present values per share of Bank of Richmond Common Stock illustrated in the chart below:

		Discount Rates:
		11%	12%	13%

Terminal Year	13x	$30.74	$29.45	$28.23
Multiple	14x	$32.57	$31.19	$29.89
Of Earnings	15x	$34.41	$32.93	$31.54

Ryan Beck noted that the transaction value is generally below the estimated value derived from the discounted dividend analysis. The discounted dividend analysis is a widely used valuation methodology, but Ryan Beck noted that it relies on numerous assumptions, including expense savings levels, dividend payout rates, terminal values and discount rates, the future values of which may be significantly more or less than such assumptions. Any variation from these assumptions would likely produce different results.

Impact Analysis:  Ryan Beck analyzed the transaction in terms of its effect on Gateway Financial’s projected fiscal year ending December 31, 2007 and 2008 return on equity and return on tangible equity, 2007 and 2008 diluted earnings per share, stated book value and tangible book value, based on The Bank of Richmond’s projected 2007 and 2008 earnings. The projected diluted earnings for Bank of Richmond were derived from information provided by the management of Bank of Richmond and Gateway Financial’s pre-transaction projected earnings per share were based on First Call estimates for 2007 and 2008. Based upon certain assumptions, including those with respect to cost savings and other synergies from the transaction and the stand-alone diluted earnings projections provided by Bank of Richmond and the First Call estimates for Gateway Financial and assuming the transaction closed on January 1, 2007, the analysis showed that the transaction would be non-dilutive to Gateway Financial’s First Call estimated 2007 fiscal year diluted earnings per share, accretive to First Call estimated 2008 fiscal year diluted earnings per share by 1.88%, accretive to Gateway Financial’s stated book value per share by approximately 5.81% and dilutive to Gateway Financial’s tangible book value by approximately 24.50%. Ryan Beck noted that Gateway Financial’s projected return on average equity would decrease from 8.53% to 8.10% in 2007. This is primarily due to increased equity as a result of purchase accounting. Ryan Beck also noted that Gateway Financial’s projected return on tangible equity would increase from a projected 9.34% to 12.23% in 2007. These forward-looking projections may be affected by many factors beyond the control of Gateway Financial and/or Bank of Richmond, including the future direction of interest rates, economic conditions in the companies’ market place, the actual amount and timing of cost savings achieved through the transaction, the actual level of revenue enhancements brought about through the transaction, future regulatory changes and various other factors. The actual results achieved may vary from the projected results and the variations may be material.

These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the shares of Bank of Richmond common stock.

Fees.  With regard to Ryan Beck’s services in connection with the transaction, Gateway Financial paid Ryan Beck a non-refundable cash retainer of $25,000 and will pay a total fee of $500,000 for financial advisory services including issuing a fairness opinion, of which $166,667 has been paid, with the remainder due at closing of the transaction, less the amount of the non-refundable cash retainer. In addition, Gateway Financial has agreed to reimburse Ryan Beck for its reasonable out-of-pocket expenses, including the fees and disbursements of Ryan Beck’s legal counsel, which shall not exceed $20,000 without the prior consent of Gateway Financial. Gateway Financial has also agreed to indemnify Ryan Beck and certain related persons against certain liabilities, including liabilities under federal securities law, incurred in connection with its services. The amount of Ryan Beck’s fee was determined by negotiation between Gateway Financial and Ryan Beck.

Ryan Beck has had an extensive investment banking relationship with Gateway Financial including underwriting equity securities offerings in 2001 and 2004 and acting as placement agent for Gateway Financial with respect to its 2006 private placement of trust preferred securities. Ryan Beck expects to seek engagements to perform financial advisory and investment banking services for Gateway Financial in the future. Ryan Beck is a market maker in Gateway Financial common stock, and in such capacity, may at any time hold a long or short position in such securities. Ryan Beck’s research department provides published investment analysis on Gateway Financial.

Ryan Beck has not had an investment banking relationship with Bank of Richmond. Ryan Beck is not a market maker in Bank of Richmond’s common stock. Ryan Beck’s research department does not provide published investment analysis on Bank of Richmond.

Effective Time of the Transaction

Subject to the conditions to the obligations of the parties to effect the transaction (including, without limitation, the receipt of all required approvals of governmental and regulatory authorities), the transaction will become effective when Articles of Merger are filed with the North Carolina Secretary of State.

Although we anticipate that all conditions to consummation of the transaction will be satisfied so that the transaction can be consummated on or before May 31, 2007, we cannot give any assurance that the necessary shareholder and regulatory approvals can be obtained or that other conditions precedent to the transaction can or will be satisfied.

Conditions to Consummation of the Transaction

Consummation of the transaction is subject to various conditions, including, but not limited to:

•	receipt of the approval of the respective shareholders of Bank of Richmond and Gateway Financial of the transaction agreement and receipt of regulatory approvals required for consummation of the transaction;

•	receipt by Bank of Richmond and by Gateway Financial of an opinion from Williams Mullen that the transaction will qualify as a tax-free reorganization;

•	receipt by Bank of Richmond of a written legal opinion from Williams Mullen and by Gateway Financial of a written legal opinion from Executive Counsel, P.L.C.;

•	the accuracy, as of the date of the transaction agreement and as of the transaction effective time, of the representations and warranties of Bank of Richmond and Gateway Financial as set forth in the transaction agreement;

•	the performance of all agreements and the compliance with all covenants of Bank of Richmond and Gateway Financial as set forth in the transaction agreement;

•	the absence of any law or order or any action taken by any court, governmental, or regulatory authority of competent jurisdiction prohibiting, restricting, or making illegal the consummation of the transactions contemplated by the transaction agreement;

•	the execution of a termination agreement and release between Bank of Richmond and Rex Smith and a new employment agreement by and between Gateway Financial and Rex Smith;

•	satisfaction of certain other conditions, including the receipt of various certificates from the officers of Bank of Richmond and Gateway Financial.

We are unable to provide assurance as to when or if all of the conditions precedent to the transaction can or will be satisfied or waived by the party permitted to do so.

Regulatory Approvals

The transaction may not proceed in the absence of receipt of the requisite regulatory approvals. Applications for the approvals described below have been submitted to the appropriate regulatory authorities. Bank of Richmond and Gateway Financial are not aware of any material governmental approvals or actions that are required for consummation of the transaction, except as described in this Joint Proxy Statement/Prospectus. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

We have filed an application under the Bank Holding Company Act with the Federal Reserve Board to permit Gateway Financial to acquire Bank of Richmond. The transaction is subject to the prior approval of the Federal Reserve Board. In evaluating the transaction, the Federal Reserve Board is required to consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve Board from approving the transaction if:

•	it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	its effect in any section of the country could be to substantially lessen competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner, unless the Federal Reserve Board should find that any anti-competitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

The transaction may not be consummated any earlier than the 15th day following the date of approval of the transaction by the Federal Reserve Board, during which time the United States Department of Justice is afforded the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the Federal Reserve Board, unless a court of competent jurisdiction should specifically order otherwise.

We have also filed an application with the North Carolina Commissioner of Banks for permission to merge Bank of Richmond with and into Gateway Bank & Trust Co. We cannot complete the transaction unless the Commissioner approves the merger of Bank of Richmond with and into Gateway Bank & Trust Co. After the Commissioner’s approval, we will need the consent of the North Carolina Banking Commission.

Any regulatory approval that imposes material changes to the transaction agreement or other material conditions could necessitate a resolicitation of shareholder approval. As of the date of this document, we have not yet received the required approvals. Although we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will get them.

Waiver, Amendment, and Termination

To the extent permitted by law, the transaction agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Board of Directors of each of the parties before or after shareholder approval of the transaction agreement. However, no amendment may be made which modifies the consideration to be received by Bank of Richmond shareholders without their further approval. In addition, prior to or at the filing of the Articles of Merger with the North Carolina Secretary of State either Bank of Richmond or Gateway Financial, or both, acting through their respective Boards of Directors, may:

•	waive any default in the performance of any term of the transaction agreement by the other party;

•	waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the transaction agreement; and

•	waive any of the conditions precedent to the obligations of such party under the transaction agreement, except any condition that, if not satisfied, would result in the violation of any applicable law or governmental regulation and provided that such waiver would not adversely affect the interests of the waiving party or its shareholders.

No such waiver will be effective unless written and unless executed by a duly authorized officer of Bank of Richmond or Gateway Financial as the case may be.

The transaction agreement may be terminated and the transaction abandoned at any time prior to the effective time of the transaction, notwithstanding its approval by the shareholders of Gateway Financial and Bank of Richmond:

•	by the mutual agreement of Gateway Financial and Bank of Richmond;

•	by Gateway Financial if:

•	the conditions to Gateway Financial’s obligations have not been satisfied or waived within 15 days of receipt of all shareholder and regulatory approvals;

•	Bank of Richmond violates or does not fulfill, in any material respect, its obligations, covenants or agreements contained in the transaction agreement;

•	Bank of Richmond is in breach, in any material respect, of the representations and warranties provided to Gateway Financial in the transaction agreement and certificates or other documents delivered to Gateway Financial by Bank of Richmond pursuant to the transaction agreement;

•	either the Gateway Financial shareholders or the Bank of Richmond shareholders do not approve the transaction;

•	the shareholder meetings have not been held by June 30, 2007, or such later date as the parties shall have agreed in writing;

•	the transaction has not become effective on or before October 31, 2007, or such later date as the parties shall have agreed in writing;

•	any property examination undertaken by Gateway Financial on the real property of Bank of Richmond indicates that (i) there is a material defect in such real property; and (ii) the expense to repair, remove or correct such defect would equal or exceed $500,000; or

•	any environmental survey undertaken by Gateway Financial on the real property of Bank of Richmond indicates that (i) there likely has been a discharge, disposal or release of certain hazardous substances on the property; (ii) following the transaction Gateway Financial could become responsible for the remediation or removal of such hazardous substance and liable for monetary damages; and (iii) the amount of expenses or liability which could occur as the result of such hazardous substance would equal or exceed $500,000.

•	by Bank of Richmond if:

•	the conditions of Bank of Richmond’s obligations have not been satisfied or waived within 15 days of receipt of all shareholder and regulatory approvals;

•	Gateway Financial violates or does not fulfill, in any material respect, its obligations, covenants or agreements contained in the transaction agreement;

•	Gateway Financial is in breach, in any material respect, of the representations and warranties provided to Bank of Richmond in the transaction agreement and certificates or other documents delivered to Bank of Richmond by Gateway Financial pursuant to the transaction agreement;

•	either the Gateway Financial shareholders or the Bank of Richmond shareholders do not approve the transaction agreement;

•	the shareholder meetings have not been held by June 30, 2007, or such later date as the parties shall have agreed in writing;

•	the transaction has not become effective on or before October 31, 2007, or such later date as the parties shall have agreed in writing;

•	prior to the effective time of the transaction, Bank of Richmond receives an acquisition proposal that the Bank of Richmond Board of Directors determines is more favorable to the Bank of Richmond shareholders; or

•	Bank of Richmond determines that: (i) the average price of Gateway Financial’s common stock has fallen below $11.76 during the pricing period; and (ii) this price decrease is at least 17.5% more than any decrease in the Nasdaq Bank Index. If Bank of Richmond makes such a determination, Gateway Financial has the right to increase the exchange ratio according to a formula in the transaction agreement. Upon such increase by Gateway Financial, no termination will be deemed to have taken place.

If the transaction is terminated as described above, the transaction agreement will become void and have no effect, except that: (i) certain of its provisions including those relating to the obligations to maintain the confidentiality of certain information and the return of all documents obtained from the other party, will survive; and (ii) under certain conditions, the terminating party will be reimbursed by the other party for its expenses up to $150,000.

In the transaction agreement, Bank of Richmond has agreed not to encourage, solicit, or negotiate with any entity other than Gateway Financial concerning an acquisition transaction involving Bank of Richmond. This restriction, along with the termination payment described below, may deter other potential parties interested in acquiring control of Bank of Richmond. However, Bank of Richmond may take certain of these actions if its Board of Directors determines that it should do so. This determination by the Bank of Richmond Board must be made after the Bank of Richmond Board consults with its legal counsel, and must be based on the Bank of Richmond Board’s fiduciary duties. As a condition to Gateway Financial entering into the transaction agreement, Bank of Richmond agreed to pay Gateway Financial $2,000,000 if either: (A) Bank of Richmond encourages, solicits, or negotiates with any entity other than Gateway Financial concerning an acquisition transaction or its Board fails to recommend, modifies, withdraws or changes it recommendation to its shareholders to approve the transaction with Gateway Financial; or (B) an alternative transaction is presented to Bank of Richmond or its shareholders and thereafter, any of the following occur: (i) the Gateway Financial transaction is disapproved by Bank of Richmond or its shareholders; (ii) Bank of Richmond enters into an agreement to a transaction with an entity other than Gateway Financial; or (iii) such a transaction with an entity other than Gateway Financial is consummated.

Management and Operations After the Transaction

As soon as practicable following the transaction and subject to any necessary regulatory and shareholder approval, the Board of Directors of Gateway Financial will elect one individual currently serving on the Bank of Richmond Board of Directors to the Board of Directors of Gateway Financial and Gateway Bank & Trust Co. The Gateway Financial Board of Directors has recommended as Proposal 3 for the Gateway Financial annual meeting that its shareholders increase the authorized number of directors for Gateway Financial from fifteen to seventeen to accommodate this election and has proposed as Proposal 4 for the Gateway Financial annual meeting to elect          to the Board of Directors of Gateway Financial and Gateway Bank & Trust Co.

For a period of at least two years from the closing date of the transaction, Gateway Financial has agreed to operate the current branches of Bank of Richmond under the name “Bank of Richmond, a division of Gateway Bank & Trust Co.”

Interests of Certain Persons

One current member of the Board of Directors of Bank of Richmond will be appointed to serve on the Board of Directors of Gateway Financial and Gateway Bank & Trust Co. upon consummation of the transaction. Each member of the Board of Gateway Bank & Trust Co. receives a $1,000 per month retainer and an attendance fee of $100 per Board and committee meeting attended. Gateway Financial does not currently pay director’s fees in addition to the fees paid for service on its subsidiary bank. The other members of the Bank of Richmond Board shall either: (i) be appointed by Gateway Financial, in its sole discretion, to serve on the advisory board of Gateway Bank for its Bank of Richmond region; or (ii) be paid a lump sum of $10,000. Advisory board members shall be entitled to receive fees in an amount equal to $150 per month for five years following the closing of the transaction.

The transaction agreement provides that Mr. Rex Smith, President and Chief Executive Officer of Bank of Richmond, will terminate his existing employment agreement with Bank of Richmond. Pursuant to that agreement’s change of control provisions, in exchange for terminating his current employment agreement, Bank of Richmond will pay Mr. Smith a lump sum of approximately $611,000. Mr. Smith has agreed to enter into a new employment agreement with Gateway Bank & Trust Co. on the closing date of the transaction that will have a rolling three-year term at a base salary of $208,000. Under his new employment agreement, Mr. Smith will be entitled to receive normal and customary officer benefits Gateway Bank & Trust Co. provides to similar executives, including use of an automobile, reimbursement of initiation and membership fees in a country club, and family medical insurance coverage. The new employment agreement provides that Mr. Smith may not “compete” (as such term is defined in the employment agreement) with Gateway Bank & Trust Co. for a period of one year following the termination of the employment agreement. In addition, the new employment agreement provides that Mr. Smith will be entitled to terminate the employment agreement and receive a one-time payment equal to 2.99 times his “base amount” (as such term is defined in the employment agreement) in the event that a “termination event” (as such term is defined in the employment agreement) occurs within 12 months of a “change in control” (as defined in the employment agreement).

Gateway Financial has also agreed that Bank of Richmond will enter into change in control agreements with Matthew D. White, Senior Vice President and Chief Financial Officer of Bank of Richmond, and Lawrence N. Ashworth, Senior Vice President and Chief Credit Officer of Bank of Richmond that will replace similar agreements between the officers and Bank of Richmond. The proposed change in control agreements provide that each officer will be entitled to terminate the change in control agreement and receive a payment equal to one-half (1/2) times his “base amount” (as such term is defined in the change in control agreement) in the event that a “termination event” (as such term is defined in the change in control agreement) occurs within 12 months of a “change in control” (as defined in the change in control agreement).

Effect on Certain Benefit Plans

In the transaction agreement, as of the effective time of the transaction, holders of Bank of Richmond’s outstanding options to purchase shares of Bank of Richmond common stock who do not continue as employees shall surrender their Bank of Richmond stock options and receive a cash payment for the difference between the exercise price of the stock option and the per share cash value of the transaction. The directors of Bank of Richmond who hold outstanding options to purchase shares of Bank of Richmond common stock have the option to surrender their Bank of Richmond stock options and receive a cash payment for the difference between the exercise price of the stock option and the per share cash value of the transaction.

At the transaction effective time, each Bank of Richmond stock option that is outstanding at the effective time of the transaction (and not surrendered for cash as noted above), whether or not exercisable, will be converted into and become a right to purchase Gateway Financial common stock, and Gateway Financial will assume (i) each Bank of Richmond stock option, in accordance with the terms of the Bank of Richmond stock option agreements, as applicable, and (ii) the stock option plans of Bank of Richmond. However, from and after the transaction effective time:

•	Gateway Financial and its compensation committee will be substituted for Bank of Richmond and the Compensation Committee of the Bank of Richmond Board of Directors administering such Bank of Richmond stock option plan;

•	each Bank of Richmond stock option assumed by Gateway Financial may be exercised solely for shares of Gateway Financial common stock;

•	the number of shares of Gateway Financial common stock subject to such Bank of Richmond stock option will equal the number of shares of Bank of Richmond common stock exerciseable under such Bank of Richmond stock option at the transaction effective time multiplied by the per share exchange ratio for the Bank of Richmond common stock in the transaction, rounded to the nearest whole share; and

•	the per share exercise price under each such Bank of Richmond stock option will be adjusted by dividing the per share exercise price under each such Bank of Richmond stock option by the common stock exchange ratio referenced above, rounded to the nearest cent.

Federal Income Tax Consequences of the Transaction

The transaction is intended to qualify as a reorganization for federal income tax purposes under Section 368(a) of the Internal Revenue Code. Williams, Mullen, Clark & Dobbins, P.C., Gateway Financial’s legal advisor, has rendered its opinion to Gateway Financial and Bank of Richmond that the transaction will constitute such a reorganization. In delivering its opinion, Williams Mullen received and relied upon certain representations of officers of Bank of Richmond and Gateway Financial and certain other factual assumptions, information, data, documentation and other materials as it deemed necessary.

Neither Gateway Financial nor Bank of Richmond intends to seek a ruling from the Internal Revenue Service (“IRS”) as to the federal income tax consequences of the transaction. Bank of Richmond’s shareholders should be aware that the opinion of Williams Mullen will not be binding on the IRS or the courts. Bank of Richmond’s shareholders also should be aware that some of the tax consequences of the transaction may be governed by provisions of the Internal Revenue Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

The tax opinion states that, provided the assumptions stated therein are satisfied, the transaction whereby Bank of Richmond will be merged with and into a newly formed subsidiary of Gateway Financial will constitute one or more reorganizations as defined in Section 368(a) of the Internal Revenue Code, and the following federal income tax consequences will result:

Shareholders That Receive Only Gateway Financial Common Stock.  No gain or loss will be recognized by Bank of Richmond shareholders who receive only Gateway Financial common stock in the transaction. The aggregate federal income tax basis of the Gateway Financial common stock received by each of those Bank of Richmond shareholders will be the same as the aggregate federal income tax basis of the shareholder’s Bank of Richmond common stock. The holding period of the shares of the Gateway Financial common stock received by each of those Bank of Richmond shareholders will include the period for which the exchanged Bank of Richmond common stock was held as a capital asset by the Bank of Richmond shareholder as of the closing date of the transaction.

Shareholders That Receive Both Gateway Financial Common Stock and Cash.  Bank of Richmond shareholders who receive a combination of Gateway Financial common stock and cash, will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Gateway Financial common stock received pursuant to the transaction over the adjusted tax basis of Bank of Richmond common stock surrendered) and (2) the amount of cash received pursuant to the transaction. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Shareholders should consult their tax advisors regarding the manner in which cash and Gateway Financial common stock should be allocated among different blocks of Bank of Richmond common stock. Any recognized gain will generally be long-term capital gain if the shareholder’s holding period with respect to the Bank of Richmond common stock surrendered is more than one year at the effective time of the transaction. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the shareholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See — “Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of Gateway Financial common stock received by a Bank of Richmond shareholder that exchanges shares of Bank of Richmond common stock for a combination of Gateway Financial common stock and cash pursuant to the transaction will be equal to the aggregate adjusted tax basis of the shares of Bank of Richmond common stock surrendered for Gateway Financial common stock and cash, reduced by the amount of cash received by the shareholder pursuant to the transaction (excluding any cash received for a fractional share of Gateway Financial common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the shareholder on the exchange. The holding period of the Gateway Financial common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of Bank of Richmond common stock surrendered.

Shareholders That Receive Only Cash.  In general, any cash received by Bank of Richmond’s shareholders who receive only cash for their shares (either in the transaction or through the exercise of dissenters’ rights) will be treated as a distribution in redemption of their shares. Those shareholders generally will recognize capital gain or loss, as applicable, equal to the difference between the amount of cash they receive and their tax basis in their shares of Bank of Richmond stock. However, it is possible that, in some circumstances, the full amount of cash received by one of those Bank of Richmond shareholders (not just the amount in excess of the shareholder’s tax basis in the Bank of Richmond shares) could be treated as a dividend and be taxed as ordinary income. Whether a Bank of Richmond shareholder’s receipt of cash will be treated as a redemption or a dividend will vary depending on the circumstances of the individual shareholder.

Possible Treatment of Cash as a Dividend.  In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the shareholder’s deemed percentage stock ownership of Gateway Financial. For purposes of this determination, the shareholder is treated as if it first exchanged all of its shares of Bank of Richmond common stock solely for Gateway Financial common stock and then Gateway Financial immediately redeemed (the “deemed redemption”) a portion of the Gateway Financial common stock in exchange for the cash the shareholder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the shareholder, or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a shareholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a shareholder will depend upon the shareholder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Gateway Financial. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Gateway Financial that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Gateway Financial that is actually and constructively owned by the shareholder immediately after the deemed redemption. In applying the above tests, a shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a shareholder’s option to purchase in addition to the stock actually owned by the shareholder. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor reduction in its percentage stock ownership under the above analysis.

These rules are complex and dependent upon the specific factual circumstances particular to each shareholder. Consequently, each shareholder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such shareholder.

Cash Received for a Fractional Share.  A shareholder who receives cash instead of a fractional share of Gateway Financial common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received for the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of Bank of Richmond common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Bank of Richmond common stock is more than one year at the effective time of the transaction.

Gateway Financial and Bank of Richmond.  Neither Gateway Financial nor Bank of Richmond will recognize gain solely as a result of the transaction, except that gain or loss may be recognized on the recapture of tax attributes, including but not limited to the recapture of bad debt reserves.

Bank of Richmond’s shareholders are urged to consult their own tax advisors regarding specific tax consequences to them of the transaction and the exchange of their Bank of Richmond stock for Gateway Financial stock or cash, including the applicability and effect of foreign, state, local and other tax laws not addressed in this discussion.

Section 1.368-3 of the Treasury Regulations requires that each shareholder that receives Gateway Financial common stock pursuant to the transaction attach to such shareholder’s federal income tax return for the taxable year in which the transaction occurs, a complete statement of all the facts pertinent to the non-recognition of gain or loss upon the transaction. Shareholders should consult their own tax advisors regarding the disclosure requirements.

The foregoing discussion is intended only as a summary of material federal income tax consequences of the transaction to the shareholders of Bank of Richmond and does not purport to be a complete description of all potential tax effects of the transaction. The discussion does not address the tax consequences that may be relevant to a particular shareholder subject to special treatment under certain federal income tax laws, such as:

•	dealers in securities;

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	non-United States persons;

•	shareholders who do not hold their shares of Bank of Richmond common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code; and

•	shareholders who acquired their shares of Bank of Richmond common stock pursuant to the exercise of stock options or otherwise as compensation.

In addition, the discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. Moreover, the tax consequences to holders of Bank of Richmond stock options are not discussed. The discussion is based upon the Internal Revenue Code, Treasury Regulations thereunder and administrative rulings and court decisions as of the date hereof. All of the foregoing is subject to change and any such change could affect the continuing validity of this discussion. Bank of Richmond shareholders are urged to consult their own tax advisors concerning the particular federal, state, local and foreign tax consequences of the transaction to them.

Accounting Treatment

The transaction will be treated as a “purchase” under generally accepted accounting principles. Under the purchase method of accounting, at the effective time of the transaction, Bank of Richmond’s assets and liabilities generally will be recorded at their respective fair values and added to those of Gateway Financial. The excess of the cost over the fair value of the net assets acquired will be recorded as goodwill on Gateway Financial’s books. Gateway Financial’s consolidated financial statements after the effective time of the transaction will reflect the assets and liabilities of Bank of Richmond, but Gateway Financial’s consolidated financial statements will not be restated retroactively to reflect Bank of Richmond’s historical financial position or results of operations.

All unaudited pro forma condensed combined financial information contained in this Joint Proxy Statement/Prospectus has been prepared using the purchase method to account for the transaction. The final allocation of the purchase price will be determined after the transaction is completed and after completion of an analysis to determine the fair values of Bank of Richmond’s tangible and identifiable intangible assets and liabilities. In addition, estimates related to restructuring and transaction-related charges are subject to final decisions related to the transaction. Accordingly, the final purchase accounting adjustments, restructuring and transaction-related charges may be materially different from the unaudited pro forma adjustments presented in this document. Any decrease in the fair value of the net assets of Bank of Richmond as compared to the information shown in this document will have the effect of increasing the amount of the purchase price allocable to goodwill.

Expenses and Fees

The transaction agreement provides that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the transaction agreement, including legal, accounting and financial advisory fees. All costs incurred in connection with the printing and mailing of this Joint Proxy Statement/Prospectus shall be deemed to be incurred and shall be paid by Bank of Richmond and Gateway Financial in the proportion that their respective number of shareholders bears to the combined number of shareholders of Bank of Richmond and Gateway Financial.

In the event of a termination of the transaction agreement by either Bank of Richmond or Gateway Financial due to a failure to perform any of its obligations, agreements or covenants in the transaction agreement, the defaulting party will be obligated to reimburse the other party for such expenditures up to $150,000. (See “Waiver, Amendment, and Termination” above.)

Resales of Gateway Financial Common Stock

Gateway Financial common stock to be issued to shareholders of Bank of Richmond in connection with the transaction will be registered under the Securities Act of 1933, as amended. All shares of Gateway Financial common stock received by Bank of Richmond shareholders will be freely transferable upon consummation of the transaction by those shareholders who were not “affiliates” of Bank of Richmond. “Affiliates” generally are defined as persons or entities who control, are controlled by, or are under common control with Bank of Richmond (generally, this will include executive officers, directors, and shareholders who own 10% or more of Bank of Richmond’s common stock). The “affiliates” are expected to enter into agreements with Gateway Financial restricting their ability to transfer the shares they will receive in the transaction.

DISSENTERS’ RIGHTS

In order to exercise dissenters’ rights, a Bank of Richmond shareholder must (i) either vote against the merger or give written notice of dissent prior to the shareholder meeting, and (ii) give the notice required by the National Bank Act following the shareholder meeting. Shareholders should note that the return of a signed unmarked proxy by a shareholder will be considered a vote in favor of the Agreement and Plan of Reorganization and Merger.

The following is only a summary of the rights of dissenting shareholders under the National Bank Act. Because the National Bank Act contains many specific requirements, each dissenting shareholder should carefully review the following summary and should also consult with his or her own legal counsel concerning the specific procedures and available remedies under the National Bank Act. Any failure to follow the specific procedures set forth in the National Bank Act may result in a shareholder losing the right to claim fair value as described above.

If you intend to exercise Dissenters’ Rights you should be aware that cash paid to you will likely result in your receipt of taxable income. (See “Federal Income Tax Consequences of the Transaction” on page  .)

The shareholders of Bank of Richmond who take the steps necessary to perfect their rights are entitled to dissent from the Agreement and Plan of Reorganization and Merger and obtain payment of the fair value of their shares of common stock of Bank of Richmond under the National Bank Act, if and when the merger is consummated. A Bank of Richmond shareholder who wishes to assert dissenters’ rights must follow the very specific requirements set forth in the National Bank Act. Failure to comply with any of these requirements will constitute a waiver of the shareholder’s right to dissent.

If you elect to exercise such a right to dissent and demand appraisal, you must satisfy each of the following conditions:

•	you must vote against the transaction or give to the Bank of Richmond, at or prior to the time the vote on approval or disapproval of the transaction is taken, written notice that you dissent from the Plan of Merger.

•	you must submit a written request to dissent from the transaction to Gateway Financial within thirty days after the date of consummation of the merger, which must be accompanied by the surrender of your Bank of Richmond stock certificates.

If these requirements are not satisfied and the merger becomes effective, you will not be entitled to payment for your shares under the provisions of the National Bank Act.

If you dissent and follow the procedures set forth in the National Bank Act, Gateway Financial will offer to pay each dissenter who demanded payment and deposited his or her share certificates with Gateway Financial, the value of the Bank of Richmond shares on the date on which the Bank of Richmond special meeting was held. This value is determined by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one to be selected by the directors of Gateway Financial, and the third selected by the two members of the committee already chosen.

The value agreed upon by any two of the three appraisers shall govern. However, if the value is not satisfactory to any dissenting shareholder who has requested payment as provided in the National Bank Act, any such shareholder may, within five days after being notified of the appraised value of his or her shares, appeal to the Comptroller of the Currency. The OCC shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of such shareholder.

If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as provided in the National Bank Act, or the appraisers fail to determine the value of the shares, any interested party may make written request upon the OCC and the OCC shall cause an appraisal to be made, which shall be final and binding on all parties.

INFORMATION ABOUT GATEWAY FINANCIAL

Gateway Financial

Gateway Financial Holdings, Inc. is a North Carolina business corporation that became the holding company for Gateway Bank & Trust Co. effective October 2001. Gateway Financial is registered as a financial holding company with the Federal Reserve System. The principal executive offices are located at 1580 Laskin Road, Virginia Beach, Virginia 23451 and the telephone number is (757) 422-4055. Gateway Financial’s common stock is traded on the Nasdaq Global Market under the symbol “GBTS.” The website for Gateway Financial is www.gwfh.com.

Gateway Financial’s current market area consists of the following four geographic regions: (1) the Greater Metropolitan Hampton Roads area of Virginia; (2) the geographically contiguous Northeastern coastal region of North Carolina, including the Outer Banks; (3) Southeastern North Carolina (including Wilmington); and (4) Central North Carolina (including Raleigh).

At December 31, 2006, Gateway Financial had:

•	total assets of $1.2 billion,

•	net loans of $985.2 million,

•	deposits of $923.7 million, and

•	stockholders’ equity of $109.6 million.

Gateway Financial had net income of $5.3 million, $3.9 million, and $2.0 million and diluted earnings per share of $0.47, $0.46, and $0.34 for the years ended December 31, 2006, 2005, and 2004, respectively.

Gateway Bank & Trust Co.

Gateway Bank & Trust Co. commenced operations in December 1998 and is the principal subsidiary of Gateway Financial. It has been, and intends to remain, a community-focused financial institution offering a full range of financial services to individuals, businesses and nonprofit organizations in the communities it serves.

Gateway Bank & Trust Co. has a total of twenty-four offices — thirteen in Virginia: Virginia Beach (7), Chesapeake (3), Suffolk, Norfolk and Emporia; and eleven in North Carolina: Elizabeth City (3), Edenton, Kitty Hawk (2), Moyock, Nags Head, Plymouth, Roper and Raleigh, and a private banking center in Raleigh. It also provides insurance through its Gateway Insurance Services, Inc. subsidiary, brokerage services through its Gateway Investment Services, Inc. subsidiary, and mortgage banking services through its Gateway Financial Mortgage, Inc. subsidiary. Visit the Bank’s web site at www.gatewaybankandtrust.com.

Other Available Information.

Gateway Financial’s audited consolidated financial statements at December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004, are incorporated by reference into this Joint Proxy Statement/Prospectus from Gateway Financial’s 2006 Annual Report to Shareholders on Form 10-K, which was filed with the Securities and Exchange Commission (“SEC”) and is enclosed with this Joint Proxy Statement/Prospectus.

Gateway Financial’s common stock is registered under the Securities Exchange Act of 1934, and Gateway Financial is subject to the informational requirements of, and files periodic reports and other information with, the SEC under Sections 13 and 15(d) of the Securities Exchange Act. You may read and copy any reports, proxy and information statements and other materials filed by Gateway Financial with the SEC under the Securities Exchange Act at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers, such as Gateway Financial, that file electronically with the SEC.

BENEFICIAL OWNERSHIP OF GATEWAY FINANCIAL SECURITIES

The following table sets forth the beneficial ownership of each person holding more than five percent of the Shares as of December 31, 2006 (as reported in filings with the Securities and Exchange Commission on behalf of the respective shareholders listed below). Jerry T. Womack is a director of Gateway Financial.

Name and Address of	Shares Currently	Percent of Shares
Shareholder	Beneficially Owned	Beneficially Owned

Wellington Management Co LLP	1,045,930	9.62%
75 State Street
Boston, Massachusetts 02109
Jerry T. Womack	617,428	5.6	%(1)
1190 Harmony Road
Norfolk, Virginia 23502

(1)	The ownership percentage shown is calculated based on the total of 10,978,014 Gateway Financial shares issued and outstanding at December 31, 2006, plus the number of shares of common stock that can be issued to the named individual within 60 days of December 31, 2006 upon the exercise of stock options held by the named individual that were exercisable as of December 31, 2006.

The following table shows, as of December 31, 2006, the number of Gateway Financial shares beneficially owned by each director and by all directors and principal officers of Gateway Financial as a group:

	Common Stock	Percent of
	Currently	Common Stock
Beneficial Owner (Position)	Owned(1)	Owned(2)

H. Spencer Barrow (director)	76,942	*
D. Ben Berry (director, Chairman, President & CEO)	235,935	1.7%
William Brumsey III (director)	203,681	1.8%
Jimmie Dixon, Jr. (director)	122,549	1.1%
James H. Ferebee, Jr. (director)	181,586	1.9%
Charles R. Franklin, Jr. (director)	37,634	*
Robert Y. Green, Jr. (director)	44,596	*
William Taylor Johnson (director)	77,003	*
Robert Willard Luther III (director)	39,225	*
Frances Morrisette Norrell (director)	80,088	*
W.C. “Bill” Owens, Jr. (director)	164,235	1.5%
Billy Roughton (director)	68,009	*
Theodore L. Salter (Senior Executive Vice President and Chief Financial Officer)	3,695	*
Ollin B. Sykes (director)	103,706	*
David R. Twiddy (Senior Executive Vice President)	117,298	1.1%
Frank T. Williams (director)	373,622	3.4%
Jerry T. Womack (director)	617,428	5.6%
Directors and principal officers as a group (17 persons)	2,547,232	24.0%

NOTES:

*	Owns less than one percent of the outstanding common stock.

(1)	For each director or principal officer listed above, this column includes the following number of shares of common stock capable of being issued within 60 days of December 31, 2006, upon the exercise of stock options held by the named individual: Barrow — 22,000; Berry — 158,972; Brumsey — 57,925; Dixon — 57,925; Ferebee — 57,925; Franklin — 24,200; Green — 24,200; Johnson — 22,000; Luther — 31,560; Norrell — 57,925; Owens — 57,925; Roughton — 22,000; Sykes — 24,200; Twiddy — 65,911; Williams — 57,925; Womack — 44,586; directors and principal officers as a group — 787,179. To Gateway Financial’s knowledge, each person has sole voting and investment power over the securities shown as beneficially owned by such person, except for the following common stock which the individual indicates that he or she shares voting and/or investment power: Barrow — 22,990; Brumsey — 18,129; Dixon — 10,114; Ferebee — 114,704; Green — 19,624; Luther — 5,007; Norrell — 5,527; Owens — 62,967; Roughton — 42,170; Sykes — 49,397; Womack — 356,438; officers and principal directors as a group — 707,067.

(2)	The ownership percentage of each individual is calculated based on the total of 10,978,014 Gateway Financial shares issued and outstanding as of December 31, 2006, plus the number of shares of common stock that can be issued to that individual within 60 days of December 31, 2006 upon the exercise of stock options held by the individual. The ownership percentage of the group is based on the Shares outstanding plus the number of shares of common stock that can be issued to the entire group within 60 days of December 31, 2006 upon the exercise of all stock options held by the group that were exercisable as of December 31, 2006.

INFORMATION ABOUT BANK OF RICHMOND

General

Bank of Richmond is a National commercial bank organized under the laws of the United States. Bank of Richmond commenced operations in 1999 and operates six community banking offices in the Richmond metropolitan area and one loan production office in Charlottesville, Virginia. Its deposits are insured by the FDIC to the maximum amount permitted by law. Bank of Richmond is focused on community-oriented banking through localized lending, core deposit funding, conservative balance sheet management, and stabile growth.

Business

Bank of Richmond emphasizes serving the needs of owner-operated businesses, professional concerns and individuals in the Richmond, Virginia metropolitan area. It offers a broad range of banking and related financial services, including checking accounts, NOW accounts, money market deposit accounts, certificates of deposit, individual retirement accounts and other depository services. It also offers a full complement of short-to-medium term commercial, real estate and consumer loans. Bank of Richmond is committed to providing its customers with community banking services, such as being a reliable and consistent source of credit with loans that are priced based upon an overall banking relationship, easy access to the Bank’s local decision makers who possess strong local market knowledge, local delivery, prompt response, and continuity in the banking relationship.

Bank of Richmond’s other services include automated teller machines (“ATMs”), telephone banking, safe deposit boxes, travelers’ checks, internet banking access, cash management services and direct deposit of payroll and federal recurring payments. In addition, its ATM network is associated with the STAR and Cirrus networks, giving customers access to cash at ATMs all across America and internationally. Bank of Richmond uses technology to satisfy the banking needs of its customers. Bank of Richmond’s primary source of revenue is interest income it derives from its lending activities.

On December 31, 2006, Bank of Richmond’s financial statements reflected total assets of approximately $180.1 million, total loans of approximately $144.1 million, total deposits of approximately $158.3 million, and total shareholders’ equity of approximately $19.0 million.

Competition.  Bank of Richmond competes for deposits in its banking market with other commercial banks, savings banks and other thrift institutions, credit unions, agencies issuing United States government securities and all other organizations and institutions engaged in money market transactions. In its lending activities, Bank of Richmond competes with all other financial institutions as well as consumer finance companies, mortgage companies and other lenders. Commercial banking in Bank of Richmond’s market area and in Virginia as a whole is extremely competitive. At June 30, 2006, the city of Richmond had 64 banking offices operated by thirteen banks and two savings institutions with total deposits in excess of $13 billion.

Interest rates, both on loans and deposits, and prices of fee-based services, are generally significant competitive factors among financial institutions. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management, lines and letters of credit, and other commercial banking services. Most of Bank of Richmond’s competitors have greater resources, broader geographic markets and higher lending limits than Bank of Richmond, and they can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than can Bank of Richmond. To counter these competitive disadvantages, Bank of Richmond attempts to differentiate itself from its larger competitors with its focus on relationship banking, personalized service, direct customer contact, and its ability to make credit and other business decisions more quickly. Bank of Richmond is proud of its reputation as an institution that is involved in the communities located in its banking markets through its financial support and its personnel’s participation in civic and charitable events and organizations.

In recent years, federal and state legislation has heightened the competitive environment in which all financial institutions conduct their business, and the potential for competition among financial institutions of all types has increased significantly. Additionally, with the elimination of restrictions on interstate banking, a local commercial bank may be required to compete not only with other Virginia-based financial institutions, but also with out-of-state financial institutions which may acquire Virginia-based institutions, establish or acquire branch offices in Virginia, or otherwise offer financial services across state lines, thereby adding to the competitive atmosphere of the industry in general. In terms of assets, Bank of Richmond is one of the smaller commercial banks in Virginia.

Employees.  On December 31, 2006, Bank of Richmond had 50 full-time equivalent employees. Bank of Richmond and its employees are not party to any collective bargaining agreement, and relations with its employees are considered to be good.

Legal Proceedings.  From time to time, Bank of Richmond may become involved in legal proceedings occurring in the ordinary course of its business. However, subject to the uncertainties inherent in any litigation, management of Bank of Richmond believes there currently are no pending or threatened proceedings that are reasonably likely to result in a material adverse change in Bank of Richmond’s financial condition or operations.

Properties.  Bank of Richmond currently operates six banking offices and one loan production office. The following table sets forth information for each of these offices:

	Approximate	Year
Office Location	Square Footage	Established

Buford Road Office	2,768	1999
2730 Buford Road
Richmond, VA
(Chesterfield County)
Headquarters Office	5,800	2001
5300 Patterson Avenue
Richmond, VA
(City of Richmond)
Parham Road Office	1,568	2001
8905 Fargo Road
Richmond, VA
(Henrico County)
Broad Street Office	3,588	2002
8209 W. Broad Street
Richmond, VA
(Henrico County)
Hull Street Office	5,800	2005
13804 Hull St.
Midlothian, VA
(Chesterfield County)
Short Pump Office	8,700	2006
12090 West Broad Street
Richmond, VA
(Henrico County)
Charlottesville Loan	385	2005
Production Office
690 Berkmar Circle
Charlottesville, VA

Other Available Information

Bank of Richmond’s audited financial statements as of and for the years ended December 31, 2006 and 2005 and its Management’s Discussion and Analysis of Financial Condition and Results of Operations are incorporated by reference to Bank of Richmond’s 2006 Annual Report on Form 10-KSB, a copy of which accompanies this Joint Proxy Statement/Prospectus.

Bank of Richmond common stock is registered under the Securities Exchange Act of 1934, and Bank of Richmond is subject to the informational requirements of, and files periodic reports and other information with, the Comptroller of the Currency under Section 13 and 15(d) of the Securities Exchange Act. You may read and copy any reports, proxy and information statements and other material filed by Bank of Richmond under the Securities Exchange Act at Comptroller of the Currency, Securities and Corporate Practices Division, 250 E. Street SW, Washington, DC 20219. You may also obtain copes of those reports and other documents by contacting the OCC by telephone at (202) 874-5210 or by facsimile at (202) 874-5279. As a result of the transaction, Bank of Richmond will cease to exist and will no longer file reports with the OCC under the Securities Exchange Act.

BENEFICIAL OWNERSHIP OF BANK OF RICHMOND SECURITIES

To Bank of Richmond’s knowledge, as of December 31, 2006, no shareholder owned more than five percent of the outstanding shares of Bank of Richmond common stock other than Ernest T. Brown, a director of Bank of Richmond. The following table sets forth certain information as to this shareholder:

Name and	Shares Currently	Percent of Shares
Address of Shareholder	Beneficially Owned(1)	Beneficially Owned

Ernest T. Brown	167,688	9.37%
9650 Cherokee Road
Richmond, Virginia

(1)	The ownership percentage reflected above is calculated based on the total of 1,717,265 shares issued and outstanding at December 31, 2006, plus the number of shares of common stock of Bank of Richmond that can be issued to that individual within 60 days of December 31, 2006 upon the exercise of stock options held by that individual.

The following table shows, as of December 31, 2006, the number of shares of common stock of Bank of Richmond owned by each director and by all directors and principal officers of Bank of Richmond as a group:

	Amount and Nature
Name and Address of	of Beneficial	Percentage
Beneficial Owner	Ownership(1)(2)	of Class(3)

Ernest T. Brown	167,688	9.37
John A. Conrad	12,238	*
Phyllis Cothran	10,200	*
Earl M. Jackson	17,658	1.02
Robert J. Merrick	5,221	*
William A. Paulette	29,538	1.71
Rex L. Smith	57,612	3.25
Robert L. Thompson	13,538	*
John Whitlock	65,138	3.78
Daniel Wilson	25,014	1.45
Directors and principal officers as a group (11 persons)	412,095	21.89

*	Owns less than 1% of outstanding common stock.

(1)	For each director listed above, this column includes the following number of shares of common stock of Bank of Richmond capable of being issued within 60 days of December 31, 2006, upon the exercise of stock options held by the named individual: Ernest T. Brown — 72,738; John A. Conrad — 5,538; Phyllis Cothran — 0; Earl M. Jackson — 5,538; Robert J. Merrick — 0; William A. Paulette — 5,538; Rex L. Smith — 53,172; Robert L. Thompson — 5,538; John Whitlock — 5,538; Daniel Wilson — 5,538; and directors and principal officers as a group — 165,138 shares.

(2)	To Bank of Richmond’s knowledge, each person has sole voting and investment power over the securities shown as beneficially owned by such person, except for the following shares which the individual indicates that he or she shares voting and/or investment power: Earl M. Jackson — 4,100; Robert L. Thompson — 8,000; John Whitlock — 53,600; and directors and principal officers as a group — 65,700 shares.

(3)	The ownership percentages were calculated based on the total of 1,717,265 shares issued and outstanding at December 31, 2006, plus the number of shares that can be issued to that individual within 60 days of December 31, 2006 upon the exercise of stock options held by the individual. The ownership percentage of the group is based on the total shares outstanding plus the number of shares that can be issued to the entire group within 60 days of December 31, 2006 upon the exercise of all stock options held by the group.

DESCRIPTION OF GATEWAY FINANCIAL’S CAPITAL STOCK

The following is a summary of the material provisions of Gateway Financial’s Articles of Incorporation and Bylaws relating to the rights of holders of capital stock of Gateway Financial.

General

The Articles of Incorporation of Gateway Financial authorize the issuance of capital stock consisting of 20,000,000 shares of common stock, no par value per share, and 1,000,000 shares of no par value preferred stock. As of December 31, 2006, there were 10,978,014 shares of Gateway Financial common stock issued and outstanding and no shares of Gateway Financial preferred stock issued and outstanding.

After consummation of the transaction, assuming the shares of Bank of Richmond’s common stock will be exchanged for approximately 1,778,000 shares of Gateway Financial common stock (based upon a Gateway Financial common stock average closing price of $14.51 and an exchange ratio of 2.07099), subject to increase for the exercise of stock options and decrease for the payment of fractional shares and the exercise of dissenters’ rights, Gateway Financial would have approximately 12,756,000 shares outstanding.

In the future, the authorized but unissued and unreserved shares of Gateway Financial common stock will be available for issuance for general purposes, including, but not limited to, possible issuance as stock dividends or stock splits, future mergers or acquisitions, or future private placements or public offerings. Except as may be required to approve a merger or other transaction in which the additional authorized shares of Gateway Financial common stock would be issued, no shareholder approval will be required for the issuance of those shares. See page    for a discussion of the rights of the holders of Gateway Financial common stock as compared to the holders of Bank of Richmond common stock.

Common Stock

General.  Each share of Gateway Financial common stock has the same relative rights as, and is identical in all respects to, each other share of Gateway Financial common stock.

Dividend Rights.  Holders of shares of Gateway Financial common stock will be entitled to receive such cash dividends as the Board of Directors of Gateway Financial may declare out of funds legally available therefor. However, the payment of dividends by Gateway Financial will be subject to the restrictions of North Carolina law applicable to the declaration of dividends by a business corporation. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain liquidation preferential rights. In addition, the Federal Reserve Board generally prohibits holding companies from paying dividends except out of operating earnings, and the prospective rate of earnings retention appears consistent with the holding company’s capital needs, asset quality and overall financial condition. Notwithstanding the above, the ability of Gateway Financial to pay dividends to the holders of shares of Gateway Financial common stock will be completely dependent upon the amount of dividends its subsidiary, Gateway Bank & Trust Co., is permitted to pay to Gateway Financial. The ability of a North Carolina bank to pay dividends is restricted under applicable law and regulations. Under North Carolina banking law, dividends must be paid out of retained earnings and no cash dividends may be paid if payment of the dividend would cause the bank’s surplus to be less than 50% of its paid-in capital. Also, under federal banking law, no cash dividend may be paid if the bank is undercapitalized or insolvent or if payment of the cash dividend would render the bank undercapitalized or insolvent, and no cash dividend may be paid by the bank if it is in default of any deposit insurance assessment due to the FDIC. See “Comparison of the Rights of Shareholders — Payment of Dividends.”

Voting Rights.  Each share of Gateway Financial common stock will entitle the holder thereof to one vote on all matters upon which shareholders have the right to vote. Currently, the Board of Directors of Gateway Financial is comprised of fifteen directors, who are elected in staggered terms of three years. Following the closing of the transaction (assuming the approval of Gateway Financial Proposal 3), the Board will be increased to sixteen directors, one of whom will be a former Bank of Richmond director who will be added to Gateway Financial’s

Board of Directors. All will be appointed to staggered terms of three years. Shareholders of Gateway Financial are not entitled to cumulate their votes for the election of directors. See “Comparison of the Rights of Shareholders — Voting Rights.”

Liquidation Rights.  In the event of any liquidation, dissolution, or winding up of Gateway Financial, the holders of shares of Gateway Financial common stock will be entitled to receive, after payment of all debts and liabilities of Gateway Financial, all remaining assets of Gateway Financial available for distribution in cash or in kind. After the transaction, in the event of any liquidation, dissolution, or winding up of Gateway Bank & Trust Co., Gateway Financial, as the holder of all shares of Gateway Bank & Trust Co.’s common stock, would be entitled to receive, after payment of all debts and liabilities of Gateway Bank & Trust Co. (including all deposits and accrued interest thereon), all remaining assets of Gateway Bank & Trust Co. available for distribution in cash or in kind.

No Preemptive Rights; Redemption and Assessment.  Holders of shares of Gateway Financial common stock will not be entitled to preemptive rights with respect to any shares that may be issued. Gateway Financial common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and non-assessable.

Limitations on Director Liability.  Gateway Financial’s Articles of Incorporation contain a provision that the directors shall generally not be liable to the corporation or any of its shareholders for monetary damages for breach of duty as a director to the fullest extent permitted by the North Carolina Business Corporation Act. This provision will eliminate such liability except for (i) acts and omissions that the director knew or believed to be clearly in conflict with the best interests of the corporation at the time of the act or omission, (ii) liability for distributions and dividends in violation of the Business Corporation Act, and (iii) any transaction from which the director derived an improper personal benefit.

Securities Are Not Insured by the FDIC.  Investments in the common stock or any of Gateway Financial’s securities will not qualify as deposits or savings accounts and will not be insured or guaranteed by the FDIC or any other governmental agency and are subject to investment risk, including the possible loss of principal.

Certain Articles and Bylaw Provisions Having Potential Anti-Takeover Effects

General.  The following is a summary of the material provisions of Gateway Financial’s Articles of Incorporation and Bylaws that address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by the Board of Directors of Gateway Financial (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by certain shareholders. All references to the Articles of Incorporation and Bylaws are to the Gateway Financial Articles of Incorporation and Bylaws in effect as of the date of this Joint Proxy Statement/Prospectus.

Classification of the Board of Directors.  Currently, the Bylaws provide that the Board of Directors of Gateway Financial shall be divided, provided there are nine (9) or more directors, into three classes, which shall be as nearly equal in number as possible. In such case, each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected. A director elected to fill a vacancy shall serve for the remainder term of the present term of office of the class to which he or she was elected. At the current time, there are fifteen members of the Board of Directors, all of who are serving staggered three-year terms. (Following the closing of the transaction and assuming the approval of Gateway Financial Proposal 3, the Board will be increased to sixteen directors, all with staggered terms as provided in the Bylaws.) As a result, approximately one-third of the members of the Board of Directors of Gateway Financial are elected each year, and two annual meetings are required for Gateway Financial’s shareholders to change a majority of the members constituting the Board of Directors of Gateway Financial.

Removal of Directors, Filling Vacancies.  Gateway Financial’s Bylaws provide that:

•	shareholders may remove one or more of the directors with or without cause;

•	a director may be removed by the shareholders only if the number of votes cast for the removal exceeds the number of votes cast against the removal; and

•	a director may not be removed by the shareholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director.

Vacancies occurring in the Board of Directors of Gateway Financial may be filled by the shareholders or a majority of the remaining directors, even though less than a quorum, or by the sole remaining director.

Amendment of Bylaws.  Subject to certain restrictions described below, either a majority of the Board of Directors or the shareholders of Gateway Financial may amend or repeal the Bylaws. A bylaw adopted, amended, or repealed by the shareholders may not be readopted, amended or repealed by the Board of Directors of Gateway Financial. Generally, the shareholders of Gateway Financial may adopt, amend, or repeal the Bylaws in accordance with the North Carolina Business Corporation Act.

Annual Meetings of Shareholders.  Gateway Financial’s Bylaws provide that annual meetings of shareholders may be called only by the President or by a majority vote of the Board of Directors.

North Carolina Control Share Acquisition Act.  Gateway Financial is subject to the North Carolina Control Share Acquisition Act which generally provides that shares of the common stock that are “control shares” will not have certain voting rights unless the remaining shareholders grant voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned by that person, would entitle that person (except for the application of the statute) to (i) one-fifth, (ii) one-third, or (iii) a majority, of all voting power in the election of the company’s directors. Voting rights may be restored to control shares, however, by the affirmative vote of the holders of a majority of the common stock (other than shares held by the owner of the control shares and officers and employee directors of Gateway Financial). If voting rights are restored to control shares which give the holder a majority of all voting power in the election of our directors, then the other shareholders may require Gateway Financial to redeem their shares at their fair value as of a date prior to the date on which the vote was taken which restored voting rights to the control shares.

North Carolina Shareholder Protection Act.  Gateway Financial is also subject to the North Carolina Shareholder Protection Act which generally requires that unless certain “fair price” and procedural requirements are satisfied, the affirmative vote of the holders of 95% of the outstanding shares of the common stock (excluding shares owned by an “interested shareholder”) is required to approve certain business combinations with other entities that are the beneficial owners of more than 20% of the common stock or which are affiliates of Gateway Financial and previously had been 20% beneficial holders of the common stock.

Business Combination Factors.  Gateway Financial’s Articles of Incorporation provide that the Board of Directors may consider the social and economic effects of any matter presented for their consideration on the communities in which we operate and may consider the business and financial condition of a proposed acquiror, its management’s experience and integrity, and the prospects of successful conclusion of the transaction when evaluating any business combination.

Transfer Agent and Registrar

The transfer agent and registrar for Gateway Financial’s common stock is Computershare, Atlanta, Georgia.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

General.  Upon consummation of the transaction, shareholders of Bank of Richmond who receive shares of common stock of Gateway Financial will become shareholders of Gateway Financial. Certain legal distinctions exist between owning Gateway Financial common stock and Bank of Richmond common stock. The shareholders of Gateway Financial will be governed by and subject to the Articles of Incorporation and Bylaws of Gateway Financial rather than the Articles of Association and Bylaws of Bank of Richmond. Neither the Bank of Richmond common stock nor the Gateway Financial common stock is insured by the FDIC or guaranteed by the issuer and both are subject to investment risk, including the possible loss of value.

The following is a discussion of the major legal issues associated with owning common stock of either Gateway Financial or Bank of Richmond. There are material differences in the shareholder ownership rights of these organizations. Gateway Financial is a North Carolina corporation, governed by Chapter 55 of the North Carolina

General Statutes. Bank of Richmond is a National Bank governed by federal law, the National Bank Act. There are differences between Chapter 55 and the National Bank Act. There are also certain distinctions and differences in the documents governing both organizations.

The following is only a general summary of certain differences in the rights of holders of Bank of Richmond common stock and Gateway Financial common stock. Bank of Richmond’s shareholders should consult with their own legal counsel with respect to specific differences and changes in their rights as shareholders that will result from the transaction.

Capital Structure.  Bank of Richmond’s Articles of Association authorize the issuance of up to six million shares of common stock, par value $4.00 per share. As of December 31, 2006 there were 1,717,265 shares of Bank of Richmond common stock issued and outstanding. Gateway Financial’s Articles of Incorporation authorize the issuance of up to twenty one million shares of capital stock consisting of 20,000,000 shares of no par value common stock and 1,000,000 shares of no par value preferred stock. As of December 31, 2006, 10,978,014 shares of Gateway Financial common stock were issued and outstanding. No shares of Gateway Financial’s preferred stock are issued and outstanding.

Voting Rights.  In general, each holder of Bank of Richmond common stock and Gateway Financial common stock is entitled to one vote per share on all matters submitted to a vote of shareholders. In the election of directors, each holder of Bank of Richmond common stock and of Gateway Financial common stock has the right to vote the number of shares owned by him or her on the record date for as many persons as there are directors to be elected. Cumulative voting is available with respect to the election of directors of Bank of Richmond. Cumulative voting is not available with respect to the election of directors of Gateway Financial.

Directors.  The Articles of Association of Bank of Richmond provide that the Board of Directors of Bank of Richmond shall have not less than five members nor more than twenty-five members and the Board of Directors of Bank of Richmond currently has ten members. The Bylaws of Gateway Financial provide that the Board of Directors of Gateway Financial shall have not less than seven nor more than fifteen members, and the Board of Directors of Gateway Financial currently has fifteen members. The Bylaws of Gateway Financial provide that the Board shall be divided into three classes, approximately equal in number, and elected to staggered three-year terms. All of the Bank of Richmond directors are elected annually to one year terms.

Repurchase of Capital Stock.  Under the National Bank Act, Bank of Richmond must obtain the prior approval of the holders of two-thirds of its outstanding shares, as well as the prior approval of the Office of the Comptroller of the Currency before it can repurchase any of its shares of capital stock.

Under Chapter 55 of the North Carolina General Statutes, Gateway Financial may repurchase its capital stock by action of its Board of Directors without the prior approval of its shareholders. However, as a financial holding company, Gateway Financial is required to give the Federal Reserve Board at least 45 days prior written notice of the purchase or redemption of any shares of its outstanding equity securities if the gross consideration to be paid for such purchase or redemption, when aggregated with the net consideration paid by Gateway Financial for all purchases or redemptions of its equity securities during the 12 months preceding the date of notification, equals or exceeds 10% of Gateway Financial’s consolidated net worth as of the date of such notice. The Federal Reserve Board may permit a purchase or redemption to be accomplished prior to expiration of the 45-day notice period if it determines that the repurchase or redemption would not constitute an unsafe or unsound practice and that it would not violate any applicable law, rule, regulation or order, or any condition imposed by, or written agreement with, the Federal Reserve Board.

Payment of Dividends.  Pursuant to Chapter 55, Gateway Financial is authorized to pay dividends such as are declared by its Board of Directors, provided that no such distribution results in its insolvency on a going concern or balance sheet basis. Gateway Financial’s principal asset is its ownership of all of the outstanding capital stock of Gateway Bank & Trust Co., and its sole source of funds for the payment of dividends on Gateway Financial common stock is dividends it receives (as Gateway Bank & Trust Co.’s sole shareholder) from Gateway Bank & Trust Co. Therefore, Gateway Financial’s ability to pay dividends is subject to Gateway Bank & Trust Co.’s ability to pay dividends.

Pursuant to Chapter 53, state chartered banks, such as Gateway Bank & Trust Co., may pay dividends only out of its undivided profits. Should payment of a dividend cause its surplus to be less than 50% of its paid-in capital stock, a state bank may not declare a cash dividend until it has transferred from undivided profits to surplus 25% of its undivided profits or any lesser percentage that may be required to restore its surplus to an amount equal to 50% of its paid-in capital stock. However, no cash dividends may be paid at any time by a state bank when it is insolvent or when payment of a dividend would render it insolvent or be contrary to its Articles of Incorporation. Also, under federal banking law, no cash dividend may be paid if a state bank is undercapitalized or insolvent or if payment of the cash dividend would render the bank undercapitalized or insolvent, and no cash dividend may be paid by a state bank if it is in default of any deposit insurance assessment due to the FDIC. Additionally, there are statutory provisions regarding the calculation of undivided profits from which dividends may be paid, and banking regulators may restrict or prohibit the payment of dividends by state banks that have been found to have inadequate capital.

Bank of Richmond’s shareholders are entitled to dividends if and when declared by Bank of Richmond’s Board of Directors, subject to certain statutory restrictions. Pursuant to the National Bank Act, the directors of Bank of Richmond may declare a cash dividend only out of undivided profits. Also, until the surplus fund of Bank of Richmond equals its common capital, no dividends may be declared unless not less than one-tenth of Bank of Richmond’s net income for the preceding half year (in the case of quarterly or semiannual dividends), or not less than one tenth of its net income of the preceding two consecutive half-year periods (in the case of annual dividends) has been paid into the surplus fund. Additionally, the approval of the Office of the Comptroller of the Currency (“OCC”) shall be required if the total of all dividends declared by Bank of Richmond in any calendar year shall exceed the total of its net income for that year combined with its retained net income of the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Furthermore, no dividends may be paid if losses have at any time been sustained by Bank of Richmond equal to or exceeding its undivided profits then on hand, and no dividends may be paid by Bank of Richmond in an amount greater than its undivided profits. Also, under other federal banking statutes, no cash dividend may be paid if a national bank is undercapitalized or insolvent or if payment of the cash dividend would render the bank undercapitalized or insolvent, and no cash dividend may be paid by a national bank if it is in default of any deposit insurance assessment due to the FDIC.

Merger, Share Exchange, Sale of Assets or Dissolution.  Pursuant to Chapter 55, the transaction of Gateway Financial with, or a sale of substantially all of Gateway Financial’s assets to, any other entity, or a dissolution of Gateway Financial, requires the prior approval of the holders of only a majority of the votes entitled to be cast by the holders of Gateway Financial’s voting stock.

Pursuant to the National Bank Act, Bank of Richmond may not merge or consolidate with, or sell substantially all of its assets to, any other entity or be dissolved without the prior approval of the holders of at least two-thirds of its outstanding shares. Therefore, approval of a merger or other business combination involving Bank of Richmond, even if it is the surviving company in the transaction, will require the vote of a higher percentage of its shareholders than currently is required to approve a similar type of transaction involving Gateway Financial.

In addition, Chapter 55 provides that no prior approval of Gateway Financial’s shareholders is required to effect a transaction of another entity into Gateway Bank & Trust Co., provided that Gateway Financial remains in control of its subsidiary following consummation of that transaction. Assuming that a sufficient number of shares of capital stock have been authorized in Gateway Financial’s Articles of Incorporation, it can make certain acquisitions of other companies through the transaction of a third party bank or other entity with or into Gateway Bank & Trust Co. or another subsidiary of Gateway Financial, including acquisitions involving the issuance of Gateway Financial common stock, without the approval of Gateway Financial’s shareholders. Since Bank of Richmond is not currently organized in a holding company structure, it is not currently able to acquire another bank or other company by merger without the approval of its shareholders.

Limitation of Liability of Directors, Officers and Employees.  The Articles of Incorporation and Bylaws of Gateway Financial eliminate a director’s personal liability for breach of duty as a director to the fullest extent permitted by law. The Articles of Association of Bank of Richmond do not contain a similar provision.

Indemnification of Directors, Officers and Employees.  The Bylaws of Gateway Financial provide for indemnification to the fullest extent permitted by law. Neither Bank of Richmond’s Articles of Association nor its Bylaws provide for indemnification of its directors, officers, or employees. Under the Federal Deposit Insurance

Act, both Bank of Richmond and Gateway Financial would be prohibited from paying any indemnification with respect to any liability or legal expense incurred by a director, officer, or employee as result of an action or proceeding by a federal banking agency resulting in a civil money penalty or certain other remedies against such person. Currently, there is no pending or threatened litigation involving Gateway Financial or Bank of Richmond for which indemnification might be sought.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Gateway Financial pursuant to the foregoing provisions, Gateway Financial has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Limitation of liability and indemnification provisions may discourage or deter shareholders or management from bringing a lawsuit against former directors for breach of duty, even though such action, if successful, might otherwise have benefited the corporation and its shareholders (See the Section entitled “Indemnification” below for more information).

Change in Control Regulation.  Gateway Financial is subject to the protection of the North Carolina Control Share Acquisition Act and the North Carolina Shareholder Protection Act.

Pursuant to the North Carolina Shareholder Protection Act, no business combination (defined to include any transaction, consolidation, transaction or sale of all or any substantial part of the corporation’s assets) involving a corporation which has a class of securities registered under the Securities Exchange Act of 1934, as amended, and any entity that is the beneficial owner, directly or indirectly, of more than 20% of the corporation’s voting shares may be consummated unless the holders of 95% of the outstanding voting shares approve the business combination. This provision does not apply if the parties comply with certain requirements relating to the value of the consideration paid in the business combination, the composition of the corporation’s board of directors, the disclosure to shareholders regarding the business combination and other procedural matters.

The North Carolina Control Share Acquisition Act applies to a corporation that is incorporated in North Carolina and that has substantial assets in North Carolina, its principal place of business or a principal office within North Carolina, a class of securities registered under the Securities Exchange Act and more than 10% of its shareholders reside in North Carolina or more than 10% of its shares held by North Carolina residents. The North Carolina Control Share Acquisition Act restricts the voting rights of a person who acquires “control shares” in a subject corporation. Control shares are shares that, when added to all other shares of the subject corporation beneficially owned by a person, would entitle that person to voting power equal to or greater than a stated percentage of all voting power. Without shareholder approval by “disinterested shareholders,” the shares acquired by the acquiror have no voting rights. Disinterested shareholders are shareholders other than the acquiror and the employee-directors of the subject corporation. If the shares held by the acquiror are accorded voting rights pursuant to the procedure described above and the acquiror beneficially holds more than 50% of the voting power for the election of directors, each of the corporation’s other shareholders have the right to require that the corporation redeem their shares at a price not less than the highest price per share paid by the acquiror for any of its shares.

The acquisition of more than ten percent of either the outstanding Gateway Financial common stock or the outstanding Bank of Richmond common stock may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act. The Federal Reserve Board has also adopted a regulation pursuant to the Change in Bank Control Act that generally requires persons who at any time intend to acquire control, either directly or indirectly, of a bank holding company, to provide 60 days’ prior written notice and certain financial and other information to the Federal Reserve Board. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least 25% of any class of voting stock or the power to direct the management or policies of the bank or the holding company. However, under Federal Reserve Board regulations, control is presumed to exist where the acquiring party has voting control of at least ten percent (10%) of any class of voting securities if (a) the bank or holding company has a class of voting securities which is registered under Section 12 of the Securities Exchange Act of 1934, as amended, or (b) the acquiring party would be the largest holder of a class of voting shares of the bank or the holding company. The statute and underlying regulations authorize the FDIC to disapprove a proposed acquisition on certain specified grounds.

Prior approval of the Federal Reserve would be required for any acquisition of control of Bank of Richmond or Gateway Financial by any bank holding company under the Bank Holding Company Act. Control for purposes of the Bank Holding Company Act would be based on, among other things, a twenty-five percent (25%) voting stock test or on the ability of the holding company otherwise to control the election of a majority of the Board of Directors of Bank of Richmond or Gateway Financial. As part of such acquisition, the acquiring company (unless already so registered) would be required to register as a bank holding company under the Bank Holding Company Act.

Both Gateway Financial and Bank of Richmond are subject to the Securities Exchange Act of 1934, as amended, which requires that a purchaser of any class of a corporation’s securities registered under the Securities Exchange Act notify the SEC and such corporation within ten days after its purchases exceed 5% of the outstanding shares of that class of securities. This notice must disclose the background and identity of the purchaser, the source and amount of funds used for the purchase, the number of shares owned and, if the purpose of the transaction is to acquire control of the corporation, any plans to alter materially the corporation’s business or corporate structure. In addition, any tender offer to acquire a corporation’s securities is subject to the limitations and disclosure requirements of the Securities Exchange Act.

“Anti-takeover” Clause.  Gateway Financial’s Articles of Incorporation provide that in determining what is in the best interests of Gateway Financial, the Board of Directors of Gateway Financial may consider, among other things, the social and economic effects of the matter to be considered (including a change of control) on Gateway Financial and its employees, customers, creditors and the community in which Gateway Financial operates. Additionally, in the case of a proposed change in control, the directors may consider the business and financial condition of the acquiring person and the competence, experience and integrity of the acquiring person and its management, as well as the prospects for successful completion of the proposed transaction. Since this provision permits Gateway Financial’s Board of Directors to consider factors other than the financial effect of a proposed transaction on Gateway Financial’s shareholders and to reject a proposal to acquire Gateway Financial based on these various other factors, under some circumstances this provision may be used as, or have the effect of, an “anti-takeover” device or a deterrent to an acquisition or change in control of Gateway Financial, whether or not such a transaction was favored by Gateway Financial’s shareholders. Bank of Richmond’s Articles of Association do not contain a similar provision.

Bylaws.  As discussed above, the Bylaws of Gateway Financial limit the personal liability of directors and provide for indemnification of officers and directors. Except for these provisions, no material differences exist between the Bylaws of Bank of Richmond and the Bylaws of Gateway Financial. Upon request, Bank of Richmond will provide its shareholders with copies of the Bylaws of both Bank of Richmond and Gateway Financial free of charge. Requests should be made to Larry Ashworth, at (804) 288-7151 or mailed to Bank of Richmond’s main office, located at 5300 Patterson Avenue, Richmond, Virginia 23226 , Attention: Larry Ashworth, Secretary.

Regulation of Transferability of Securities.  The capital stock of Bank of Richmond, unlike the securities of Gateway Financial, is exempt from the registration requirements of the Securities Act of 1933 and the North Carolina Securities Act. The effect of that exemption is to allow Bank of Richmond to sell shares of its stock without registration under those laws. In contrast, the public sale by Gateway Financial of its securities, and resales of its securities by certain persons who are at the time of resale “affiliates” of Gateway Financial, are required to be registered under the Securities Act of 1933 and the North Carolina Securities Act or meet certain statutory and regulatory requirements to qualify for other exemptions from registration.

INDEMNIFICATION

Permissible Indemnification.  Gateway Financial’s Bylaws provide for indemnification of its directors, officers, employees or agents to the fullest extent permitted by law. Chapter 55 allows a corporation, by charter, bylaw, contract, or resolution, to indemnify or agree to indemnify its officers, directors, employees, and agents and any person who is or was serving at the corporation’s request as a director, officer, employee, or agent of another entity or enterprise or as a trustee or administrator under an employee benefit plan, against liability and expenses, including reasonable attorneys’ fees, in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities as summarized herein. Any provision in a corporation’s articles of incorporation or bylaws or in a contract or resolution may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys’ fees in connection with the enforcement of rights to indemnification granted therein and may further include provisions establishing reasonable procedures for determining and enforcing such rights.

The corporation may indemnify such person against liability expenses incurred only where such person conducted himself or herself in good faith and reasonably believed (i) in the case of conduct in his or her official corporate capacity, that his or her conduct was in the corporation’s best interests, and (ii) in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. However, a corporation may not indemnify such person either in connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person (whether or not involving action in an official capacity) in which such person was adjudged liable on the basis that personal benefit was improperly received.

Mandatory Indemnification.  Unless limited by the corporation’s articles of incorporation, Chapter 55 requires a corporation to indemnify a director or officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding.

Advance for Expenses.  Expenses incurred by a director, officer, employee, or agent of the corporation in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors in the specific case, or as authorized by the articles of incorporation or bylaws or by any applicable resolution or contract, upon receipt of an undertaking by or on behalf of such person to repay amounts advanced, unless it ultimately is determined that such person is entitled to be indemnified by the corporation against such expenses.

Court-Ordered Indemnification.  Unless otherwise provided in the corporation’s articles of incorporation, a director or officer of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court deems necessary, may order indemnification if it determines either (i) that the director or officer is entitled to mandatory indemnification as described above, in which case the court also will order the corporation to pay the reasonable expenses incurred to obtain the court-ordered indemnification, or (ii) that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such person met the requisite standard of conduct or was adjudged liable to the corporation in connection with a proceeding by or in the right of the corporation or on the basis that personal benefit was improperly received in connection with any other proceeding so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

Parties Entitled to Indemnification.  Chapter 55 defines “director” to include former directors and the estate or personal representative of a director. Unless its articles of incorporation provide otherwise, a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director and also may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, as may be provided in its articles of incorporation or bylaws, by general or specific action of its board of directors, or by contract.

SEC Opinion on Indemnification.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Gateway Financial pursuant to the provisions discussed above, Gateway Financial has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

GATEWAY FINANCIAL PROPOSAL 2: ELECTION OF DIRECTORS

Board size and membership.  Under Gateway Financial’s Charter and Bylaws, the number of directors shall be such number as the Board determines from time to time prior to each annual meeting of shareholders at which directors are to be elected. That number cannot be less than seven nor more than fifteen. (If Proposal 3 is approved, the maximum number of directors will be increased to seventeen.) Gateway Financial’s Charter and Bylaws also provide that the Board shall be divided into three classes, each containing as nearly equal a number of directors as possible, each elected to staggered three-year terms. The Board, by resolution, has set the number of directors for 2006 at fifteen. (If Proposals 1 and 3 are approved, the number of directors will be set at sixteen.)

Director Independence.  Other than D. Ben Berry, Gateway Financial’s Chairman, President and Chief Executive Officer and Billy G. Roughton, a director who leases two offices to the bank (see “Company Transactions with Directors and Officers” below), all of the members of the Board satisfy the independence requirements stated in the rules of The Nasdaq Stock Market, Inc. William Brumsey III, an attorney and director of the Company, provides legal services for certain real estate matters to the Company, but such payments do not exceed the safe harbor amounts of the independence standards in the rules of The Nasdaq Stock Market, Inc. Suburban Grading & Utilities, Inc., for which Jerry T. Womack, a director of the Company, serves as President and Chief Executive Officer, performed parking lot improvements for one of the bank’s branches in 2005, but the payments for those services did not exceed the safe harbor amounts of the independence standards in the rules of The Nasdaq Stock Market, Inc.

Directors to be elected at this Annual Meeting.  At this annual meeting, five directors will be elected as Class I directors to three-year terms expiring at the annual meeting of shareholders in 2010, or until their successors are elected and qualified, or until their death, resignation or retirement.

Voting procedure.  The Gateway Financial Board has named David R. Twiddy and Theodore L. Salter as the Proxies. Unless you give instructions to the contrary, the Proxies will vote for the election of the five nominees listed below by casting the number of votes for each nominee designated by the shareholder proxies. If, at or before the meeting time, any of these nominees should become unavailable for any reason, the Proxies have the discretion to vote for a substitute nominee. Management currently has no reason to anticipate that any of the nominees will become unavailable.

Votes needed to elect.  The five nominees receiving the highest number of votes will be elected.

Nominations.  The Nominating Committee has nominated the five incumbent Class II Board members for re-election. Other than Ollin B. Sykes, who was appointed to the Board in January 2003, each such person has served as a director of Gateway Financial and its predecessor, Gateway Bank & Trust Co., since the bank’s incorporation in November 1998.

Nominees.  The following are the names of the nominees for election to the five Board seats, their ages at December 31, 2006, and their principal occupations during the past five years.

Name and Age	Principal Occupation Over the Last Five Years

Listed below are the five persons who are nominees for Class II directors for three-year terms expiring in 2010:
William Brumsey III, 65	Attorney-at-Law, Currituck, N.C.
James H. Ferebee, Jr., 63	President, Ferebee & Sons, Inc. (farming); Partner, Ferebee IV Partnership (farm management and sales); Owner and member, Indian Ridge Properties, LLC (real estate); all of Shawboro, N.C.
Frances Morrisette Norrell, 46	General Partner, LFM Properties, LLC (real estate development); Elizabeth City, N.C.
Ollin B. Sykes, 55	CPA; President, Sykes & Company, P.A. (independent certified public accountants), Edenton, N.C.
Billy G. Roughton, 62	President, BGR Development, Inc. (real estate development), Southern Shores, North Carolina.

The Gateway Financial Board of Directors recommends that the shareholders vote for the election of each of the nominees for director listed above. The five nominees receiving the highest number of votes will be elected.

MANAGEMENT OF GATEWAY FINANCIAL

Directors

The following table shows the names, ages at December 31, 2006, and principal occupations during the past five years of Gateway Financial’s Class II and Class III Directors. Other than Charles R. Franklin, Jr. and Robert Y. Green, Jr., who were appointed to the Board in August 2004, H. Spencer Barrow, appointed to the Board in August 2005, and Billy G. Roughton and W. Taylor Johnson, Jr., both appointed to the Board in May 2005, each such person has served as a director of Gateway Financial’s and its predecessor, Gateway Bank & Trust Co., since the bank’s incorporation.

Name and Age	Principal Occupation Over the Last Five Years

Listed below are the names of the five persons elected at the 2006 Annual Meeting of Shareholders as Class I directors for three-year terms expiring in 2009.
H. Spencer Barrow, 61	Attorney-at-Law, Raleigh, North Carolina.
Robert Willard Luther III, 41	Owner and Manager, Luther’s, Inc., d/b/a Luther Greenhouses; Owner and Manager, Luther Transportation, Inc.; both of Elizabeth City, N.C.
W.C. “Bill” Owens, Jr., 59	President, W.W. Owens & Sons Moving and Storage, Inc.; President, Albemarle Mini Warehouses, Inc.; Partner, Owens & Robertson (real estate development); President, Taylor Mueller Realty (real estate sales); all of Elizabeth City, N.C.
Frank T. Williams, 71	President and Chief Executive Officer, Frank T. Williams Farms, Inc., Virginia Beach, Virginia, and affiliated companies, including: Frank T. Williams & Sons (farming and real estate development), Virginia Beach, Virginia; Currituck Grain, Inc. (grain elevator and feed mill), Moyock, N.C.; Chesapeake Grain Company, Inc. (grain elevator and fertilizer manufacturing), Chesapeake, Virginia; Frank T. Williams Farms, Inc. (trucking), Virginia Beach, Virginia; F.T.W. & Sons, Inc. (real estate), Virginia Beach, Virginia; Williams Farms of North Carolina, Inc. (farming and real estate), Virginia Beach, Virginia; Moyock Farms & Associates, Inc. (farming and real estate), Virginia Beach, Virginia; Grain Depot, Inc. (bonded public grain warehouse), Chesapeake, Virginia; Pungo Ferry Landing, Inc. (real estate) Virginia Beach, Virginia, W. W. Realty Associates, LLC, Virginia Beach, Virginia; Sawyer Farm, Inc. (real estate), Virginia Beach, Virginia; Williams Development Co. (site development), Virginia Beach, VA.
Jerry T. Womack, 67	President and Chief Executive Officer, Suburban Grading & Utilities, Inc., Norfolk, Virginia.
Listed below are the five persons elected as Class III directors for terms expiring in 2008:
D. Ben Berry, 52	Chairman, President and Chief Executive Officer, Gateway Financial Holdings, since October 2001; Chairman and Chief Executive Officer and until March 2005, President, Gateway Bank & Trust Co., Elizabeth City, N.C.
Jimmie Dixon, Jr., 70	Chairman of the Board, City Beverage Co., Inc. (beer distributorship), Elizabeth City, N.C.

Name and Age	Principal Occupation Over the Last Five Years

Charles R. Franklin, Jr., 64	Management consultant, Albemarle Mental Health Center; General partner, BCD&F Enterprises and FDR Properties (real estate); Owner, Nugget Management Services, LLC; all of Elizabeth City, N.C.
Robert Y. Green, Jr., 59	Chief Executive Officer, Caliper, Inc. (power plant maintenance and staffing), Virginia Beach, Virginia.
W. Taylor Johnson, Jr., 65	Chairman and Chief Executive Officer, Taylor Johnson Group (commercial insurance agency), Virginia Beach, Virginia.

Director Relationships

Board Relationships.  No director or principal officer is related to another director or principal officer.

Other Directorships.  No director is a director of any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Board Attendance and Fees

During 2006, the Board held twelve meetings. All directors attended at least seventy-five percent of all Board and committee meetings, except Director Johnson. It is the policy of the Board that all Directors attend shareholder meetings. All of the Directors attended the 2006 Annual Meeting.

During 2006, each Board member received a $1,000 per month retainer ($2,000 per month for the Chairman of the Executive Committee) and an attendance fee of $100 per Board and committee meeting attended. Each director is allowed two excused absences to receive the full retainer. Each committee chair received an additional attendance fee of $100 per committee meeting chaired. During 2007, it is expected that each Board member will receive the same fees.

This table sets forth certain information regarding the compensation paid by the bank to our directors during the fiscal year ended December 31, 2006.

	2006 Director Compensation
	Fees Earned or	Option
	Paid in Cash	Awards	Total
Name	($)(1)	($)(2)(3)	($)

H. Spencer Barrow	14,700	1,631	16,331
D. Ben Berry	15,700	1,631	23,331
William Brumsey III	28,400	1,631	30,031
Jimmie Dixon, Jr.	14,000	1,631	15,631
James H. Ferebee, Jr.	14,100	1,631	15,731
Charles R. Franklin, Jr.	14,700	1,631	16,331
Robert Y. Green, Jr.	13,800	1,631	15,431
William Taylor Johnson	9,600	1,631	11,231
Robert Willard Luther III	13,400	1,631	15,031
Frances Morrisette Norrell	13,400	1,631	15,031
W.C. “Bill” Owens, Jr.	13,900	1,631	15,531
Billy G. Roughton	15,200	1,631	16,831
Ollin B. Sykes	14,100	1,631	15,731
Frank T. Williams	14,600	1,631	16,231
Jerry T. Womack	15,900	1,631	17,531

(1)	Board members may elect to have their Board fees invested in Gateway Financial common stock pursuant to Gateway Financial’s Voluntary Deferred Compensation Plan for Directors. The amounts deferred are payable at the election of the Board member following termination of service as a director, a change in control of the bank, death of the director, or hardship (as defined in the Plan). The amounts deferred are paid out, at the election of the Board member, in lump sum or semi-annual or annual installments. Payments under the Plan must commence not later than the end of the semi-annual period in which the Board member’s 75th birthday occurs.

(2)	Option grant that vests and becomes exercisable 20% as of the day following the first quarter end that the return on average assets of Gateway Financial for that quarter (excluding the accounting effect of fluctuations in the market value of Gateway Financial’s interest rate risk management derivatives) exceeds one percent (1.0%), and 20% on each anniversary of that date. The grant date fair value of the options granted to each director was $27,315.

(3)	For each director listed above, the following number of shares of Gateway Financial common stock are capable of being issued upon the vesting of all stock options held by the named individual: Barrow — 29,500; Berry — 171,472; Brumsey — 65,425; Dixon — 65,425; Ferebee — 65,425; Franklin — 31,700; Green — 31,700; Johnson — 29,500; Luther — 39,060; Norrell — 65,425; Owens — 65,425; Roughton — 29,500; Sykes — 31,700; Williams — 65,425; and Womack — 52,086.

Committees of the Board of Directors

The Board has established the standing committees described below.

•	Executive Committee. The Executive Committee, between Board meetings and subject to such limitations as may be required by law or imposed by Board resolution, may exercise all of the Board’s authority. The Executive Committee held three meetings during 2006. The Executive Committee presently consists of Directors William Brumsey, III (Chair), D. Ben Berry, Jimmie Dixon, Charles R. Franklin, Jr., Frances M. Norrell, James H. Ferebee, Jr., Jerry T. Womack, and Frank T. Williams.

•	Audit Committee. As outlined in the Audit Committee Charter, the Audit Committee is responsible for insuring that the Board receives objective information regarding Gateway Financial policies, procedures and activities with respect to auditing, accounting, internal accounting controls, financial reporting, and such other Gateway Financial activities as the Board may direct. The Audit Committee held five meetings during 2006. Please refer to the audit committee report below. All of the members of the Audit Committee satisfy the audit committee independence requirements stated in the rules of The Nasdaq Stock Market, Inc. Members of the Audit Committee are Directors Charles R. Franklin, Jr. (chair), H. Spencer Barrow, Billy G. Roughton, Ollin B. Sykes, and Robert W. Luther III. Director Sykes has been appointed as the audit committee financial expert. His qualifications to serve as the audit committee financial expert are listed under the description of the Class II directors above.

•	Compensation/Personnel/Nominating Committee. The Compensation/Personnel/Nominating Committee performs the dual roles of: (i) identifying individuals qualified to become Board members; and (ii) determining the compensation of the executive officers of Gateway Financial and providing oversight to the employee benefit plans for Gateway Financial. The Committee’s nominating committee functions include, among other things, identifying the names of persons to be considered for nomination and election by Gateway Financial’s shareholders and, as necessary, recommending to the Board the names of persons to be appointed to the Board to fill vacancies as they occur between annual shareholder meetings. In identifying prospects for the Board, the Committee will consider individuals recommended by shareholders. Names and resumes of nominees should be forwarded to the Corporate Secretary who will submit them to the Committee for consideration. See “Director Nominations” below. The Committee’s compensation committee functions include establishing the annual compensation, including salary, stock option plans, incentive compensation and other benefits, for senior management and providing oversight for the employee benefit plans for the other Gateway Financial employees. The Committee held six meetings during 2006. Members of the Compensation/Personnel/Nominating Committee are Director Jerry T. Womack (chair), William Brumsey III, Charles R. Franklin, Jr., Robert Y. Green, Jr., Frances Morrisette Norrell, Billy G. Roughton, Ollin B. Sykes, and Frank T. Williams.

•	Other standing committees. The Board has approved three additional standing committees to which certain responsibilities have been delegated. These are the Loan Committee, the Governance & Compliance Committee and the Investment/ALCO Committee.

Director Nominations

The charter for the Compensation/Personnel/Nominating Committee is available on Gateway Financial’s corporate website located at http://www.gatewaybankandtrust.com. At such time as there is a need for nominations to the Board, Gateway Financial’s bylaws require that nominations for election to the Board shall be made by the Nominating Committee appointed by the Board. All members of the Board also serve on the bank subsidiary’s board of directors. The banking laws of the state of North Carolina require directors of a bank to own Shares having at least $1,000 in book value. The nomination of any person for election to the Board may also be made by a shareholder entitled to vote on such election if written notice of the nomination of such person is made in writing and delivered to one of the officers of Gateway Financial not less than seven days nor more than sixty days prior to any meeting of shareholders called for the election of directors. See “DATE FOR RECEIPT OF SHAREHOLDER PROPOSALS — Nominations of directors” for further details.

Shareholder Communications with Directors

Gateway Financial encourages all shareholders who wish to communicate with any of the Directors to do so electronically by sending an email to the following address: directors@gatewaybankandtrust.com or by sending such inquiries by mail or telephone to Gateway Financial. Gateway Financial will forward all communications to the named Director or, if no particular Director is named, to the appropriate committee of the Board for consideration.

Code of Ethics

Gateway Financial has adopted a Code of Ethics for Senior Officers to resolve ethical issues in an increasingly complex business environment. The Code of Ethics applies to all senior officers, including the Chief Executive Officer, the Chief Financial Officer, the Controller and any other employee with any responsibility for the preparation and filing of documents with the Securities and Exchange Commission. The Code of Ethics covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. The Code of Ethics is available on Gateway Financial’s corporate website located at http://www.gatewaybankandtrust.com. Gateway Financial may post amendments to or waivers of the provisions of the Code of Ethics, if any, made with respect to any of our executive officers on that website. Please note, however, that the information contained on the website is not incorporated by reference in, or considered to be a part of, this proxy statement.

Principal Officers

Other than D. Ben Berry, Chairman, President and Chief Executive Officer of Gateway Financial, whose information appears above under the description of Class III Directors, the principal executive officers of Gateway Financial and their ages at December 31, 2006 are:

David R. Twiddy, age 49, has served as a Senior Executive Vice President of Gateway Financial since 2002. He also has served as President of the Bank since March 2005 and of the Bank’s subsidiary Gateway Investment Services, Inc. since January 2000. Prior to March 2005, he served as a Senior Executive Vice President of the Bank since January 2000 and as President of the Bank’s subsidiary, Gateway Insurance Services, Inc. from January 2000 until September 2005. Prior to January 2000, Mr. Twiddy was Vice-President of the predecessor insurance agencies for Gateway Insurance Services, Inc.

Theodore L. (Teddy) Salter, age 51, has served as a Senior Executive Vice President and as Chief Financial Officer of Gateway Financial since January 17, 2006. Prior to that, Mr. Salter served first as Controller, and since 1988, as Vice President, Finance and Chief Financial Officer of the ITW Southland Division of Illinois Tool Works, a $12 billion publicly-traded manufacturer of highly engineered products and specialty systems. Prior to his experience with Southland, Mr. Salter was responsible for audits in a variety of industries, including banking, as a manager for Ernst & Young in their Norfolk, Virginia office.

Executive Compensation

Cash Compensation.  During 2006, all employees were compensated by Gateway Bank & Trust Co., the principal subsidiary of Gateway Financial. This table sets forth certain information regarding the compensation paid by the bank to or for our Chief Executive Officer, Chief Financial Officer and each of the other executive officers named in the table (our “named executive officers”) during the fiscal year ended December 31, 2006.

Summary Compensation Table

							Non-
							equity	Non-
							Incentive	qualified
				Stock	Option		Plan	Deferred	All Other
Name		Salary	Bonus	Awards	Awards		Comp.	Comp.	Comp.		Total
and Position	Year	($)	($)	($)(1)	($)(1)		($)	($)	($)		($)

D. Ben Berry	2006	525,000	40,000	111,934	2,718	(2)	240,000	60,777	328,942	(3)	1,309,371
Chairman, President and CEO
David R. Twiddy	2006	275,000	-0-	27,938	1,087		115,000	24,851	38,679	(4)	482,555
Senior EVP
Theodore L. Salter	2006	183,158	-0-	-0-	1,087		50,000	-0-	57,396	(6)	291,641
CFO(5)

(1)	Please refer to Footnote M in the 2006 Form 10K, which is included with this Joint Proxy Statement/Prospectus, for a discussion of the assumptions made in the valuation of stock and option awards.

(2)	Includes $1,631 in options granted for service as a director.

(3)	Includes bank’s payment of $139,764 for reimbursement for the payment of taxes on the cash bonus and perquisite benefits, housing allowance of $57,345, personal county club initiation fees of $27,500, reimbursement of county club fees of $25,220, directors’ fees of $15,700, the bank’s matching contribution of $13,200 on behalf of the officer under the bank’s salary deferral plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (“401(k) Plan”), reimbursement of closing costs for the purchase of Officer’s primary residence of $12,250 (in accordance with the relocation policy of the Bank), the Bank’s accrued cost for providing an automobile of $20,302, and the bank’s payment of health insurance coverage for the Officer’s dependents.

(4)	Includes the bank’s matching contribution of $13,200 on behalf of the officer under the bank’s 401(k) Plan, the bank’s accrued cost for providing an automobile of $15,292, monthly country club dues, and the bank’s payment of health insurance coverage for the Officer’s dependents.

(5)	Employment began January 17, 2006.

(6)	Includes personal county club initiation fees of $42,500, the bank’s accrued cost for providing an automobile of $14,545, monthly country club dues, the bank’s matching contribution on behalf of the officer under the bank’s 401(k) Plan, and the bank’s payment of health insurance coverage for the Officer’s dependents.

Terms of the employment agreements.  The Bank is a party to employment contracts (the “Employment Agreements”) with D. Ben Berry, Chairman, President and Chief Executive Officer of Gateway Financial, and David R. Twiddy, Senior Executive Vice President of Gateway Financial and Theodore L. Salter, Senior Executive Vice President and Chief Financial Officer. Mr. Salter’s Employment Agreement became effective May 3, 2006. Mr. Twiddy’s Employment Agreement became effective July 23, 2003 (which replaced an earlier agreement) for a term of three years. Mr. Berry’s Employment Agreement became effective March 1, 2004 (which replaced an earlier agreement) for a term of three years. On each anniversary of the effective date of the Employment Agreements, the term of each agreement is automatically extended for an additional one year period beyond the then effective expiration date unless written notice from the Bank or the officer is received 90 days prior to the anniversary date advising the other that the agreement shall not be further extended. No such notice has been given by any such party. In addition, the officers have the option to terminate the Employment Agreements upon sixty days’ written notice to the Bank. While each officer is employed by the Bank and for one year following termination of employment, the Employment Agreements prohibit each officer from competing with the Bank. Under each of their Employment Agreements, the officers are provided with the use of an automobile pursuant to the policies of the Bank. Under the Employment Agreements, each officer is entitled to payment of his country club expenses and also is entitled to all fringe benefits that are generally provided by the Bank for its employees. In the event Mr. Berry or Mr. Twiddy’s employment with the Bank is terminated for any reason other than cause, the Employment Agreements provided that the Bank will continue to provide medical insurance coverage to the Officer and Officer’s spouse for the lifetime of each.

The Employment Agreements provide for certain payments to each named executive officer upon any change of “control” of the Bank. See “Potential Payments Upon Termination or Change in Control” below for a further discussion of these provisions. Mr. Berry’s and Mr. Twiddy’s Employment Agreements were amended on March 1, 2006, to provide that in the event of a change in control of the Bank, if the payments to the officers as a result of the change in control would cause the imposition of excise taxes under Section 280G and Section 4999 of the Internal Revenue Code, the Bank would pay the officers an amount necessary to compensate the officers for any applicable excise tax payments, net of all income, payroll, and excise taxes.

Under the Employment Agreements, each officer receives an annual cash salary, with annual adjustments and discretionary bonuses as determined by the Compensation Committee. Mr. Berry’s compensation pursuant to the contract for 2007 has been established by the Compensation Committee at $525,000. Mr. Twiddy’s compensation pursuant to the contract for 2007 has been established by the Compensation Committee at $325,000. Mr. Salter’s compensation pursuant to the contract for 2007 has been established by the Compensation Committee at $215,000.

Plan-Based Awards.  The following table contains information with respect to awards granted to the named executive officers during 2006 pursuant to the 2005 Omnibus Stock Ownership And Long Term Incentive Plan of Gateway Financial.

2006 Grants Of Plan-Based Awards

					Grant Date
		Target		Exercise or	Fair Value of Stock
		Estimated Payout		Base Price	and Option
	Grant	Equity Incentive		of Option Awards	Awards
Name	Date	Plan Awards (#)		($/Share)	($)

D. Ben Berry	1/18/06	10,000	(1)		167,900
	8/28/06	12,500	(2)	14.65	45,525	(3)
David R. Twiddy	1/18/06	2,500	(1)		41,975
	8/28/06	5,000	(2)	14.65	18,210
Theodore L. Salter	8/28/06	5,000	(2)	14.65	18,210

(1)	Restricted stock grant that vests one hundred percent at the end of eighteen months from the date of grant of the restricted stock, provided the Named Executive Officer’s employment with Gateway Financial (including a successor to or subsidiary of Gateway Financial) has not terminated prior to such date.

(2)	Option grant that vests and becomes exercisable 20% as of the day following the first quarter end that the return on average assets of Gateway Financial for that quarter (excluding the accounting effect of fluctuations in the market value of Gateway Financial’s interest rate risk management derivatives) exceeds one percent (1.0%), and 20% on each anniversary of that date.

(3)	Includes $27,315 in options granted for service as a director.

Outstanding Equity Awards at Fiscal Year-End.  The following tables contain information with respect to outstanding equity awards of Gateway Financial held by the Named Executive Officers at December 31, 2006.

2006 Option Awards

			Equity Incentive
	Number of Securities		Plan Awards:
	Underlying		Number of Securities		Option	Option
	Unexercised Options (#)		Underlying		Exercise	Expiration
Name	Exercisable/Unexercisable		Unearned Options (#)		Price (4)	Date

D. Ben Berry	72,036	- 0 -	- 0 -		7.50	01/19/09
	7,360	- 0 -	- 0 -		5.79	11/20/10
	13,026	- 0 -	- 0 -		6.14	08/02/11
	66,550	- 0 -	- 0 -		13.18	11/24/14
	- 0 -	- 0 -	12,500	(1)	14.65	08/28/16
David R. Twiddy	9,067	- 0 -	- 0 -		5.79	11/20/10
	20,544	- 0 -	- 0 -		6.14	08/02/11
	36,300	- 0 -	- 0 -		13.18	11/24/14
	- 0 -	- 0 -	5,000	(1)	14.65	08/28/16
Theodore L. Salter	- 0 -	- 0 -	5,000	(1)	14.65	08/28/16

(1)	Option grant vests and becomes exercisable 20% as of the day following the first quarter end that the return on average assets of Gateway Financial for that quarter (excluding the accounting effect of fluctuations in the market value of Gateway Financial’s interest rate risk management derivatives) exceeds one percent (1.0%), and 20% on each anniversary of that date.

2006 Stock Awards

		Market Value		Equity Incentive Plan
		of Shares of	Equity Incentive Plan	Awards: Market
	Number of Shares	Stock That have	Awards: Number of	Value of Unearned
	of Stock That	not Vested	Unearned Shares That	Shares That
Name	have not Vested (#)	($)	have not Vested (#)	have not Vested ($)

D. Ben Berry	- 0 -	- 0 -	10,000(1)	143,300(2)
David R. Twiddy	- 0 -	- 0 -	2,500(1)	35,825(2)

(1)	Restricted stock grants vest one hundred percent at the end of eighteen months from the date of grant of the restricted stock, provided the Named Executive Officer’s employment with Gateway Financial (including a successor to or subsidiary of Gateway Financial) has not terminated prior to such date.

(2)	Based upon the closing price of Gateway Financial common stock on December 29, 2006.

Option Exercises and Stock Vested.  The following table contains information with respect to option exercises by and vesting of stock for the Named Executive Officers during 2006.

Option Exercises and Stock Vested During 2006

	Option Awards		Stock Awards
	Number of Shares	Value	Number of Shares	Value
	Acquired on	Realized on	Acquired on	Realized on
Name	Exercise (#)	Exercise ($)	Vesting (#)	Vesting ($)

D. Ben Berry	7,332	62,175	5,000	73,100

Incentive Plan.  The Compensation Committee has developed an annual cash incentive compensation plan for eleven executive officers and managers, including the named executive officers, based upon Gateway Financial’s financial performance. Officers eligible to receive bonuses are placed in a bonus pool that designates their bonus opportunity at the beginning of each fiscal year based on the officer’s position and job level. For 2006, the performance targets for Gateway Financial were that its income meet budget ($6.2 million) and earnings meet securities analysts’ projections ($0.56 per share). The Compensation Committee agreed to adjust the calculation for the 2006 bonus pool to eliminate the impact of hedge accounting. See “Compensation Discussion and Analysis” below for further details of this decision. Gateway Financial’s performance met analysts’ estimates but not its budgeted income, so the Compensation Committee reduced the bonus pool from $920,000 to approximately $808,000 (which included 15% for the Bank’s matching payments under its 401(k) Plan and social security payments).

2006 Grants Of Plan-Based Awards

Potential Future Payouts Under Non-Equity Incentive Plan Awards

Name	Threshold ($)	Target ($)	Maximum ($)

D. Ben Berry	16,650	220,500	250,000
David R. Twiddy	8,325	115,000	125,000
Theodore L. Salter	4,995	95,000	75,000

The cash incentive amount awarded to Mr. Berry for 2006 represents a payment of 45.7% of his 2006 base compensation.

Retirement Benefits.  The following table contains information with respect to unfunded nonqualified retirement benefits due to the named executive officers pursuant to certain salary continuation agreements between the Bank and the named executive officers.

		Present Value of
Name	Plan Name	Accumulated Benefit ($)(1)

D. Ben Berry	Salary Continuation Agreement	60,777
David R. Twiddy	Salary Continuation Agreement	24,851

(1)	The present value shown is calculated assuming a level principal amount for the normal retirement benefits due to the Named Executive Officers under the agreements and interest at the discount rate based on the yield on a 20-year corporate bond rated Aa by Moody’s, rounded to the nearest 1/4%. The initial discount rate was 5.75%.

Effective October 1, 2006, the Bank entered into Salary Continuation Agreements with Mr. Berry and Mr. Twiddy, which at normal retirement age of 65, provide that each officer will be paid an annual benefit equal to seventy percent (70%) of the officer’s base salary during the officer’s final three years of employment. In the case of early retirement at age 62 or disability prior to the normal retirement age of 65, the benefit is reduced to the amount accrued by the Bank for the benefit at such date. The full benefit is also payable following a Change of Control of the Bank, as defined in the Salary Continuation Agreements, or following termination of the officer’s employment by the Bank without Cause, as defined in the Salary Continuation Agreements. The benefit is unfunded and is not intended to be a tax-qualified retirement plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. The benefit will be paid over a fifteen (15) year period following normal retirement age of 65, or, in the case of termination of the officer’s employment following a Change in Control, over a fifteen (15) year period following the officer’s termination of employment. The Salary Continuation Agreements allow the officers to also petition for a lump sum payment of the benefit. The Salary Continuation Agreements also provide that in the event of termination of the officer’s employment following a Change in Control, if payment of the benefit to the officer would cause the imposition of excise taxes under Section 280G and Section 4999 of the Internal Revenue Code, the officer will be reimbursed an additional amount necessary to compensate the officer for any applicable excise tax payments, net of all income, payroll, and excise taxes. If the officer dies while employed by the Bank, the Bank shall pay the present value of the full benefit to the officer’s beneficiary. If the officer dies while receiving the benefit, the Bank shall pay the present value of any remaining benefit to the officer’s beneficiary. No benefit will be payable if: (i) the officer is terminated for Cause; (ii) the officer dies as a result of suicide or if the officer provides misstatements in any policy of insurance purchased by the Bank; (iii) the officer is removed, or the Bank is subject to action by, pursuant to Federal banking law; or (iv) in the case of Mr. Twiddy, the officer competes with the Bank following termination of employment. If a termination of the officer’s employment by the Bank without Cause or following Change in Control of the Bank had occurred on December 31, 2006, the annual benefit to Mr. Berry and

Mr. Twiddy would have been $651,282 and $389,306, respectively, for fifteen years. See the discussion below under “Potential Payments Upon Termination or Change in Control” for a discussion of the payment of excise taxes.

Potential Payments Upon Termination or Change in Control.  The Employment Agreements provide for certain payments to each named executive officer upon any change of “control” of the Bank. “Control” is defined, under the Employment Agreements, to mean any of the following events:

(i) After the effective date of the Employment Agreements, any “person” (as such term is defined in Section 7(j)(8)(A) of the Change in Bank Control Act of 1978), directly or indirectly, acquires beneficial ownership of voting stock, or acquires irrevocable proxies or any combination of voting stock and irrevocable proxies, representing twenty-five percent (25%) or more of any class of voting securities of the Bank, or acquires control of, in any manner, the election of a majority of the directors of the Bank; or

(ii) The Bank consolidates or merges with or into another corporation, association or entity, or is otherwise reorganized, where the Bank is not the surviving corporation in such transaction; or

(iii) All or substantially all of the assets of the Bank are sold or otherwise transferred to or are acquired by any other corporation, association or other person, entity or group.

Upon any such change in control, each officer has the right to terminate his employment if he determines, in his sole discretion, that within 24 months after such change in control, he has not been assigned duties, responsibilities and status commensurate with his duties prior to such change of control, his salary has been reduced below the amount he would have received under the Employment Agreement, his benefits have been reduced or eliminated, or he has been transferred to a location which is an unreasonable distance from his then current principal work location.

Upon his termination of employment upon a change in control, whether voluntary or involuntary, the Bank has agreed to pay each officer an amount equal to 2.99 times his “base amount” as defined in Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”). This compensation is payable, at each officer’s option, either by lump sum or in 36 equal monthly installments. If a change in control had occurred on December 31, 2006, the total payment to Mr. Salter would have been $505,599. If the payments to Mr. Berry and Mr. Twiddy under their employment agreements and the salary continuation agreements would cause the imposition of excise taxes under Section 280G and Section 4999 of the Code, the Bank is required to pay Mr. Berry and Mr. Twiddy an amount necessary to compensate those officers for any applicable excise tax payments, net of all income, payroll, and excise taxes. If a change in control had occurred on December 31, 2006, the total payments to Mr. Berry and Mr. Twiddy pursuant to the Employment Agreements and Salary Continuation Agreements would have been approximately $3,923,000 and $1,814,000, respectively.

In the event Mr. Berry or Mr. Twiddy’s employment with the Bank is terminated for any reason other than cause, the Employment Agreements provide that the Bank will continue to provide medical insurance coverage to the Officer and Officer’s spouse for the lifetime of each. As of December 31, 2006, assuming that the Bank would continue health insurance on its group plan until age 65 for each officer and then purchase a medicare supplement policy for 20 years at an annual cost of $3,000 for each officer, the estimated cost of this benefit to the Bank would have been approximately $231,000 for Mr. Berry and $249,000 for Mr. Twiddy.

In the event the named executive officer’s employment is terminated by the Bank without cause, the Bank is obligated to pay the officer the compensation and benefits provided for in the Employment Agreements for the remaining term of each Employment Agreement. Termination for Cause includes termination because of the Officer’s personal dishonesty or moral turpitude, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of the Employment Agreement. If the named executive officers had been terminated by the Bank without cause on December 31, 2006, the total payments to Mr. Berry, Mr. Twiddy and Mr. Salter would have been $962,500, $504,167, and $341,667, respectively.

Upon the effective date of a reorganization, merger, or consolidation of Gateway Financial with one or more other corporations in which Gateway Financial is not the surviving corporation, or the transfer of all or substantially all of the assets or shares of Gateway Financial to another person or entity, or the acquisition of stock representing more than twenty-five percent (25%) of the voting power of the capital stock of Gateway Financial then outstanding by, another corporation, bank, other entity or person, other than pursuant to a merger in which Company is the surviving entity (any such transaction being hereinafter referred to as a “Acceleration Event”), the Compensation Committee may, in its absolute discretion, determine that all or any part of the options granted under the Company’s Omnibus Plan shall become immediately exercisable in full and may thereafter be exercised at any time before the date of consummation of the Acceleration Event. Under Gateway Financial’s Stock Option Plans, in the event of an Acceleration Event, all granted options automatically become immediately exercisable in full and may thereafter be exercised at any time before the date of consummation of the Acceleration Event. If an Acceleration Event occurred on December 31, 2006, the value of the option acceleration under the Omnibus and Stock Option Plans to Mr. Berry, Mr. Twiddy and Mr. Salter would have no intrinsic value since the exercise price of the options exceeded the market price of the common stock on that date.

See Retirement Benefits for a discussion of the payments under the Salary Continuation Agreements for Mr. Berry and Mr. Twiddy.

Gateway Financial Transactions with Directors and Officers

Gateway Bank & Trust Co., Gateway Financial’s principal subsidiary, expects to have transactions in the ordinary course of its business with Gateway Financial’s directors, principal officers and their associates. All transactions with directors, principal officers and their associates are made in the ordinary course of the Bank’s business, on substantially the same terms, including (in the case of loans) interest rates, collateral and repayment terms, as those prevailing at the same time for other comparable transactions, and do not involve more than normal risks of collectibility or present other unfavorable features.

As required by the rules of the Nasdaq Stock Market, Gateway Financial conducts an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions must be approved by Gateway Financial’s audit committee. For purposes of this review, related party transactions include all transactions that are required to be disclosed pursuant to SEC regulations. Gateway Financial does not have written procedures beyond those contained in the rules of the Nasdaq Stock Market and the related SEC regulations.

Gateway Bank & Trust Co. leases its Nags Head and one of its Kitty Hawk branch offices from a director, Billy G. Roughton, and his wife for monthly payments of approximately $6,000 and $15,875, respectively. The term of the Nags Head lease is for five years, with one five-year renewal. Kitty Hawk is a land lease that commenced in April 2006 for a term of for twenty years, with three five-year renewals.

Section 16(a) Beneficial Ownership Reporting Compliance

Directors and principal officers of Gateway Financial are required by federal law to file reports with the Securities and Exchange Commission (“SEC”) regarding the amount of and changes in their beneficial ownership of the Shares. Based solely on a review of reports filed by Gateway Financial on these individuals’ behalf, all such required reports were timely filed, except for Directors Brumsey, Ferebee, Johnson, Norell, Roughton, and Williams, who each filed one transaction late, Director Barrow, who filed two transactions late, and Director Dixon, who filed three transactions late and officers Salter and Twiddy, who each filed one transaction late.

GATEWAY FINANCIAL COMPENSATION DISCUSSION AND ANALYSIS

Policy.  Gateway Financial’s executive compensation programs are designed to attract, motivate and retain executives critical to Gateway Financial’s long-term success and the creation of shareholder value. Since the incorporation of our predecessor bank, our strategy has been and continues to be based on rapid growth in our assets and steadily increasing earnings. Our compensation philosophy, therefore, is to pay above the market for executives of banks similar to our current size to be able to attract and retain executives capable of expanding Gateway Financial to fully leverage the capital level that our shareholders have provided.

Cash compensation is paid by Gateway Bank & Trust Co., the principal subsidiary of Gateway Financial. Gateway Financial’s annual cash compensation package for its executive officers consists of two principal components: (i) annual base salary and (ii) annual performance-based bonuses. To reinforce a long-term interest in Gateway Financial’s overall performance and incent our executive officers to manage with a view toward maximizing long-term shareholder value, Gateway Financial also provides stock-based equity incentive grants to its executive officers (the “Stock and Omnibus Plans”). For retirement purposes, Gateway Financial provides annual matching contributions under the Bank’s 401(k) retirement plan (the “401(k) Plan”). Because of Federal rules that limit the amount of compensation that may be deferred under the Bank’s 401(k) plan, this year Gateway Financial established non-tax qualified retirement plans (“SERP”) for its two senior executive officers, Mr. D. Ben Berry, Chairman, President and Chief Executive Officer of Gateway Financial, and Mr. David R. Twiddy, Senior Executive Vice President of Gateway Financial and President of the Bank, to supplement the amount that these officers can defer under the Bank’s 401(k) plan.

In determining compensation levels, our Compensation/Personnel/Nominating Committee (the “Compensation Committee”) considers salary and bonus levels which will attract and retain qualified executives when combined with the other components of Gateway Financial’s compensation programs including long-term stock-based equity grants. The Committee also considers programs that evaluate annual performance criteria and reward continuous improvement in their respective areas as well as Gateway Financial as a whole, which contribute to long-term shareholder value.

Gateway Bank & Trust Co., the predecessor to Gateway Financial, was incorporated in 1998. In 2006, Gateway Financial passed one billion dollars in assets. The Compensation Committee has determined that its current executive management team is primarily responsible for the growth and is critical to the continued growth of Gateway Financial. Therefore, in 2006 the committee has taken steps to tie its two senior executive officers to Gateway Financial. The Compensation Committee intends to keep base compensation levels and its total compensation package superior to those of Gateway Financial’s peer group of similarly capitalized banks and bank holding companies, so that its senior management team is not subject to rival offers. The Compensation Committee intends to maintain compensation practices that reflect the fact that our investors have provided capital to operate a significantly larger banking company and Gateway Financial must be able to attract and retain staff capable of growing Gateway Financial and managing it to produce significant returns on that investment. The Compensation Committee is aware that Gateway Financial has just passed its eighth anniversary, so its continued growth is dependent on the ability to attract executive officers with the appropriate experience from other financial institutions to join Gateway Financial.

Mr. Berry recommends base salaries other than his own, primarily for the President of the Bank and the Chief Financial Officer of Gateway Financial. He is also permitted to discuss the targets for incentive cash compensation, but all final targets are determined by the Compensation Committee. Mr. Berry is not permitted to be present while his compensation is being debated or approved by the Compensation Committee. During 2006, he participated in the discussion of executive compensation other than his own.

Components of the Compensation Program.

Annual Base Salary.  The Compensation Committee approves base salaries for the executive officers based upon a review of the range of salaries earned by executive officers within Gateway Financial’s asset size financial institutions peer group in North Carolina and an analysis of other similarly situated public banking companies nationally prepared by Matthews, Young — Management Consulting, an executive compensation consulting firm in North Carolina. During 2006, Matthews Young was engaged by the committee to prepare a custom peer analysis and to consult with Mr. Berry and the committee regarding base compensation for Gateway Financial’s executive officers. Matthews Young selected the peer group for the analysis and appeared at the January 2006 committee meeting to discus the peer group analysis. Matthews Young also made available to the committee a number of broad based compensation surveys of financial institutions. Executive officers’ salaries are determined by evaluating both the most recent comparative peer data at similar capital levels and the officer’s role and responsibilities. In determining base salaries, the Compensation Committee does not establish performance thresholds or other measures that directly relate base salaries to operating performance, although overall performance of Gateway Financial is a consideration.

At its January 2005 meeting, the Compensation Committee set Mr. Berry’s 2005 base salary at $525,000 to keep him above market in base salary. The Committee felt this was appropriate given the growth characteristics and capital position of Gateway Financial as compared to its peer group. At Mr. Berry’s request, the committee did not consider a salary increase for Mr. Berry at its January 2006 meeting. However at this meeting, the Compensation Committee did increase Mr. Twiddy’s 2006 salary to $275,000 since Mr. Twiddy has assumed the position of President of the Bank in March 2005 without a salary increase at that time.

Annual Cash Incentive Compensation.  The Compensation Committee has established an annual cash incentive compensation plan for eleven executive officers and managers. These officers are eligible to receive bonuses from a designated bonus pool that establishes each officer’s bonus opportunity at the beginning of each fiscal year based on the officer’s position and job level. For 2006, the committee established a $920,000 pool, provided Gateway Financial’s income met budget ($6.2 million) and the earnings met securities analysts’ projections ($0.56 per share). The performance targets for determining the bonus pool reflect the Compensation Committee’s commitment to maintaining a strong incentive compensation plan that is directly related to maximizing shareholder value. Gateway Financial restated its earnings in August 2006 due to the reclassification of a swap transaction that did not qualify for hedge accounting. The revised accounting for the hedge was expected to affect earnings positively or negatively despite the core performance of Gateway Financial. It would therefore distort the objectives the Compensation Committee had adopted for the annual cash incentive compensation plan. The Compensation Committee determined that the hedge accounting could be factored out of the objectives and achieve the committee’s goal of rewarding positive core financial performance of Gateway Financial. The committee agreed to adjust the calculation for the 2006 bonus pool to eliminate the impact of hedge accounting. Gateway Financial’s performance met analysts’ estimates but not its budgeted income, so the Compensation Committee, at its January 2007 meeting, reduced the bonus pool from $920,000 to approximately $808,000 (which included 15% for the Bank’s matching payments under its 401(k) Plan and social security payments) and awarded reduced amounts to each of the named executive officers.

Stock and Omnibus Plans.  The Compensation Committee periodically awards stock-based equity incentive awards to executive officers in the form of stock options and stock grants as a long-term incentive to align the executives’ interests with those of other shareholders and to encourage significant stock ownership. Incentive award recipients will receive value from grants under the Stock and Omnibus Plans only to the extent that the market price of our stock exceeds either the exercise price under the stock option grants or the grant date fair value of restricted stock grants. At its January 2006 meeting, the Compensation Committee granted restricted stock to both Mr. Berry and Mr. Twiddy, which were subject to an eighteen-month vesting period. The intent of the committee is to implement a rolling series of restricted stock grants to further incent the senior executive officers to remain with Gateway Financial. It also reimbursed Mr. Berry for the tax consequences of his exercise of certain of his incentive stock options, since his exercise produced favorable tax consequences to the Bank.

The peer review in 2006 indicated that Mr. Berry held slightly fewer options than executives at peer institutions. Stock options are currently the committee’s only method of providing the executive officers of Gateway Financial with long-term incentives. At its August 2006 meeting, the committee decided to grant certain executives, including the named executive officers, additional stock options. However, to further encourage the long-term interests of the executives and as a consideration of the change in the accounting for stock options, the committee conditioned the grants on Gateway Financial achieving a one percent return on average assets in order for the options to vest. The committee agreed to eliminate the impact of hedge accounting on this metric in order to assure that vesting would occur only upon the positive core financial performance of Gateway Financial.

Employment Agreements.  From its incorporation, in order to maintain the stability of its senior officer ranks, the Bank has had a practice of entering into employment agreements with its senior executive officers. Effective March 1, 2006, the existing agreements with Mr. Berry and Mr. Twiddy were amended. A description of the material terms of the employment agreements is included under Executive Compensation. These employment agreements were amended in recognition that a number of Gateway Financial’s peer institutions had begun to provide tax gross ups in the event of a change in control. Because Federal tax rules limit the amounts that such executive officer may receive in the event of a change in control, the Compensation Committee agreed to provide Mr. Berry and Mr. Twiddy with reimbursement of any applicable excise taxes in the event of a change of control. Gateway Financial believes change in control payments and tax reimbursement reward the executive officers for their efforts in building Gateway Financial while reducing the reluctance of the executive officers to pursue potential transactions that might benefit the long-term interests of shareholders but involve a change in control of Gateway Financial. Mr. Berry was provided the contractual right of health insurance for the life of Mr. Berry and his spouse in 2005. The Compensation Committee agreed at the January meeting that Mr. Twiddy should also be given such a contractual right given his role as President of the Bank.

Matching Contributions to 401(k) Plan.  The 401(k) Plan is a voluntary defined contribution benefit plan under the Internal Revenue Code of 1986, designed to provide additional incentive and retirement security for eligible employees of Gateway Financial. All Gateway Financial employees over the age of 18 are eligible to participate in the 401(k) Plan. The executive officers of Gateway Financial participate in the 401(k) Plan on the same basis as all other eligible employees of Gateway Financial. Under the 401(k) Plan, each eligible employee of Gateway Financial may elect to contribute on a pre-tax basis to the 401(k) Plan, subject to certain limitations that may lower the maximum contributions of more highly compensated participants. Gateway Financial matches 100% of the contributions to the 401(k) Plan up to 6% of the employee’s compensation.

Salary Continuation Agreements.  The Compensation Committee emphasized short-term compensation while Gateway Financial was rapidly growing its assets during the first eight years of Gateway Financial. The Compensation Committee determined during 2006 that it needed to shift to more long-term executive compensation in order to retain the management that had grown Gateway Financial. It was also aware that Federal tax rules limit the amount of compensation that may be deferred under the Bank’s 401(k) plan. The committee therefore engaged Meyer Chatfield Corporation, a consulting firm that administers the plan for the Bank Owned Life Insurance (“BOLI”) for Gateway Financial, to prepare supplemental nonqualified retirement benefits for Mr. Berry and Mr. Twiddy. These SERP benefits are provided in the form of salary continuation agreements with the officers that are funded by BOLI life insurance policies on each officer. Meyer Chatfield prepared a peer group analysis which provided a representative comparison to market trends. The survey indicated that approximately 70% of community banks offer their top executives a non-qualified deferred compensation plan with the average retirement benefit for the peer group analysis being 67% of final compensation. At its June meeting, the Compensation Committee, in line with its objective to create compensation package superior to its peers, agreed to prepare SERPs for Mr. Berry and Mr. Twiddy that provide a benefit equal to 70% of their final compensation. At its August meeting, the Compensation Committee agreed that if either Mr. Berry and Mr. Twiddy were terminated without cause, both would be entitled to receive full retirement benefits to ensure that these executive officers obtained the benefits intended under the SERP for their efforts at growing Gateway Financial.

Perquisites and other benefits.  In addition to the benefits described above, Gateway Financial provides its executive officers with certain other perquisites that the Compensation Committee considers to be usual and customary within Gateway Financial’s peer group to assist Gateway Financial in remaining competitive in the market for experienced management. For instance, the Bank provides its named executive officers with reimbursement of their country club expenses and the use of an automobile. It also provides Mr. Berry, as its Chief Executive Officer, with a housing allowance to compensate him for the difference in the cost of living for moving his primary residence from Elizabeth City, North Carolina, to Virginia Beach, Virginia, when the location of the principal office of Gateway Financial was moved from Elizabeth City to Virginia Beach. In connection with this relocation of his principal office and in accordance with the relocation policy of the Bank, the Bank also reimbursed Mr. Berry for the closing costs for the purchase of his new primary residence in Virginia Beach. The Bank also reimbursed Mr. Berry for the payment of federal and state income taxes imposed as a result of the grant of restricted stock and the exercise of his incentive stock options, as noted above. For additional information regarding the perquisites made available to Gateway Financial’s executive officers during 2006, please see the description of the employment agreements under Executive Compensation and the “All Other Comp” column of the Summary Compensation Table.

The Bank pays the premiums for dependent health insurance coverage for its executive officers. Executive management also participates in the Bank’s employee benefit plans, including medical and dental plans and other insurance programs, on the same basis as all eligible employees. Banking regulations prohibit executive management from participating in employee discount programs for certain Bank products.

REPORT OF THE GATEWAY FINANCIAL COMPENSATION COMMITTEE

The charter for the Compensation/Personnel/Nominating Committee is available on Gateway Financial’s corporate website located at http://www.gatewaybankandtrust.com. In accordance with its Charter, the Compensation/Personnel/Nominating Committee develops base salary and short and long term incentive compensation policies for the executive officers of Gateway Financial and provides oversight for the employee benefit plans for the other Gateway Financial employees. As required by its Charter, each member of the committee satisfies the independence requirements for serving on the compensation committee as established by the rules of The Nasdaq Stock Market, Inc.

Compensation Process.  The Compensation/Personnel/Nominating Committee has sole authority to establish the base salaries and incentive awards for the executive officers of Gateway Financial. In January 2006, the Compensation/Personnel/Nominating Committee reviewed the accomplishments and evaluated the performance during 2005 of Gateway Financial’s executive officers, including the executive officers named in the Executive Compensation section of this proxy statement, and established the 2006 base salaries for the executive officers and financial targets and target executive bonus payments pursuant to an incentive compensation pool for 2006. As a part of this review, Gateway Financial prepared data regarding peer companies based on market capitalization, geographic location, and performance. Gateway Financial periodically engages the services of Matthews, Young — Management Consulting, an executive compensation consulting firm, to prepare a competitive peer analysis. Matthews Young prepares compensation surveys on behalf of the North Carolina, South Carolina and Georgia Bankers Associations. During 2006, Matthews Young was engaged by the committee to prepare a custom peer analysis and to consult with the Chief Executive Officer and the committee regarding base compensation for Gateway Financial’s executive officers. Matthews Young selected the peer group for the analysis and appeared at the January 2006 committee meeting to discus the peer group analysis. Matthews Young also made available to the committee a number of broad based compensation surveys of financial institutions. The Chief Executive Officer does recommend executive compensation (other than his own). He is not permitted to be present while his compensation is being debated or approved. During 2006, he participated in the discussion of executive compensation (other than his own). Following this discussion, the committee established the base compensation for the executive officers for 2006 as required by the Nasdaq Rules. It also approved financial targets and target executive bonus payments pursuant to an incentive compensation pool for 2006 and the grant of restricted stock to the Chief Executive Officer of Gateway Financial and the President of the Bank. At the conclusion of this process, the committee reported its results to the Board.

At its June 2006 meeting, the committee approved supplemental nonqualified retirement benefits in the form of salary continuation agreements for the Chief Executive Officer of Gateway Financial and the President of the Bank. Following the reclassification of certain derivative instruments by Gateway Financial, at its meeting in August 2006, the committee amended the incentive compensation pool to eliminate the effect of that reclassification on the financial results of Gateway Financial. Also at this meeting, the committee approved grants of stock options to all directors and certain employees of Gateway Financial, including the named executive officers, and revised the housing allowance for the Chief Executive Officer.

In January 2007, the Compensation/Personnel/Nominating Committee reviewed the financial results of Gateway Financial for purposes of allocating the bonus payment under its annual cash incentive compensation plan.

The Chief Executive Officer recommended reductions of the executive bonus payments previously established by the committee due to the financial performance of the company. Gateway Financial’s earnings met analysts’ estimates but not its budgeted income, so the Compensation Committee, at Mr. Berry’s suggestion, reduced the bonus pool from $920,000 to approximately $808,000 and approved reduced allocations for the eligible officers. At the conclusion of this process, the committee reported its results to the Board.

In November 2005, the Compensation/Personnel/Nominating Committee evaluated Board fees for 2006. The Chief Executive Officer made a recommendation for Board fees based upon a review of peer data prepared by the North Carolina Bankers Association. Following discussion, the committee approved an increase in the monthly retainer for directors for 2006. The committee reported its results to the Board. As noted above, the committee approved a grant of stock options to all directors in August 2006.

Committee Report.  In fulfilling its oversight responsibilities, the Compensation/Personnel/Nominating Committee discussed and reviewed the Compensation Discussion and Analysis with management. Based on this discussion and review, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

This report is submitted by the Compensation Committee: Director Jerry T. Womack (chair), William Brumsey III, Charles R. Franklin, Jr., Robert Y. Green, Jr., Frances Morrisette Norrell, Billy G. Roughton, Ollin B. Sykes, and Frank T. Williams.

REPORT OF THE GATEWAY FINANCIAL AUDIT COMMITTEE

In accordance with its written Charter (available on Gateway Financial’s corporate website located at http://www.gatewaybankandtrust.com.), the Audit Committee supervises the quality and integrity of the accounting, auditing and financial reporting practices of Gateway Financial on behalf of the Board. Management has the primary responsibility for preparing the consolidated financial statements and managing the reporting process, including the system of internal controls. As required by the Audit Charter, each Audit Committee member satisfies the independence and financial literacy requirements for serving on the Audit Committee, and at least one member has accounting or related financial management expertise, all as stated in the rules of The Nasdaq Stock Market, Inc. In fulfilling its oversight responsibilities, the Audit Committee discussed and reviewed the audited consolidated financial statements in the Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements of Gateway Financial.

The Audit Committee discussed and reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of the audited consolidated financial statements with accounting principles generally accepted in the United State of America, their judgments as to the quality, not just the acceptability, of Gateway Financial’s accounting principles and such other matters as are required to be discussed with the Audit Committee by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Principles No. 90 (Communication with Audit Committees).

In discharging its responsibility for the audit process, the Audit Committee obtained from the independent auditors a letter describing all relationships between the auditors and Gateway Financial that might bear on the auditors’ independence required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee also discussed with the auditors any relationships that might impact their objectivity and independence and satisfied itself as to the auditors’ independence, and considered the compatibility of nonaudit services with the auditor’s independence.

The Audit Committee reviewed with both the independent and the internal auditors their audit plans, audit scope, and identification of audit risks. The Audit Committee met with the internal auditors and the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of Gateway Financial’s internal controls, the overall quality of Gateway Financial’s financial reporting, and the internal audit function’s organization, responsibilities, budget and staffing.

Based on the above-mentioned review and discussions with management and the independent auditors, the Audit Committee recommended to the Board (and the Board has approved) that Gateway Financial’s audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the Securities and Exchange Commission. The Audit Committee also approved the reappointment of the independent auditors.

This report is submitted by the Audit Committee: Charles R. Franklin, Jr. (chair), H. Spencer Barrow, Billy G. Roughton, Ollin B. Sykes, and Robert W. Luther III.

GATEWAY FINANCIAL PERFORMANCE GRAPH

The following graph was prepared by SNL Financial LC, Charlottesville, Virginia (“SNL”) and provides an indicator of the cumulative total shareholder returns for the Bank as compared with the Russell 2000 Index and the SNL Southeast Bank Index. Historical price performance during this period may not be indicative of future stock performance.

Gateway Financial Holdings, Inc.

Total Return Performance

	Period Ending
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/30/05	12/31/06
Gateway Financial Holdings, Inc.	100.00	102.24	160.77	225.18	256.91	247.24
Russell 2000.	100.00	79.52	117.09	138.55	144.86	171.47
SNL Southeast Bank.	100.00	110.46	138.72	164.50	168.39	197.45

Source: SNL Financial LC, Charlottesville, VA	(434)977-1600

© 2007	www.snl.com

GATEWAY FINANCIAL PROPOSAL 3 — APPROVAL OF
AN AMENDMENT TO GATEWAY FINANCIAL’S BYLAWS
INCREASING THE AUTHORIZED NUMBER OF DIRECTORS FROM FIFTEEN TO SEVENTEEN.

The transaction agreement provides that Gateway Financial’s Board of Directors will nominate a Bank of Richmond director to serve on the Board of Directors of Gateway Financial after completion of the transaction. Gateway Financial’s Bylaws currently provide that the number of directors shall be not less than seven (7) nor more than fifteen (15) shareholders. There are currently fifteen members of Gateway Financial’s Board of Directors, so the maximum number of directors must be increased in order for Gateway Financial to add this required directorship without the retirement or resignation of a currently serving director. The Bylaws further provide that Gateway Financial’s shareholders may authorize not more than two (2) additional directorships at an annual or special meeting, to be filled in the discretion of the directors. Due to the growth of the market area of Gateway Financial, the Board believes that, in addition to satisfying its obligation to appoint a Bank of Richmond director pursuant to the transaction agreement, it may be appropriate to appoint an additional director in the future to provide shareholder representation in another of the geographic areas that Gateway Financial serves. The Board therefore has recommended that the shareholders approve an amendment to the Bylaws to increase the maximum number of directors from fifteen to seventeen. The Board has no present intent to appoint a seventeenth director.

The Gateway Financial Board of Directors recommends that the shareholders vote for approval of the bylaw amendment. Proposal 3 will be approved if the number of votes cast for the proposal exceeds the number of votes cast against the proposal.

GATEWAY FINANCIAL PROPOSAL 4 — ELECTION OF BANK OF RICHMOND DIRECTOR.

In addition to the director nominees named in Gateway Financial Proposal 2, Gateway Financial’s Board of Directors, pursuant to the transaction agreement and subject to completion of the transaction and approval of Gateway Financial Proposal 3, has nominated           for election to serve as a Class III director for a one-year term until the annual meeting in 2008, or until his successor is elected and qualified, or until his death, resignation or retirement. This individual, currently serving as a Bank of Richmond director, would begin to serve as a director of Gateway Financial after the closing date of the transaction, but only if the transaction is completed. In the event that the nominee becomes unavailable to accept nomination or election, it is intended that the proxy holders will vote to elect in his stead another Bank of Richmond director recommended by the Gateway Financial Board of Directors. The present Gateway Financial Board of Directors has no reason to believe that the nominee named below will be unable to serve if elected to office. In order to be elected as a director, a nominee needs to receive a plurality of the votes cast.

          , age   , is [bio]. He is not related to another director or principal officer of Gateway Financial and is not a director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act.

The Gateway Financial Board of Directors recommends that the shareholders vote for the election of the nominee for director listed above. The one nominee receiving the highest number of votes will be elected.

PROPOSAL 5: APPROVAL OF AN AMENDMENT TO THE GATEWAY FINANCIAL
ARTICLES OF INCORPORATION INCREASING THE AUTHORIZED NUMBER OF
SHARES OF COMMON STOCK FROM 20,000,000 TO 30,000,000

On February 26, 2007, the Gateway Financial Board approved an amendment to Article II of the Gateway Financial Articles of Incorporation to increase the authorized number of shares of common stock from 20,000,000 to 30,000,000. Gateway Financial currently is authorized to issue up to 20,000,000 shares. As of the record date for the Gateway Financial shareholders meeting, approximately 10,978,000 of the authorized shares were outstanding and approximately 1,930,000 of the authorized shares are reserved for issuance under the Gateway Financial’s stock option and omnibus incentive plans, leaving approximately 7,092,000 shares available for issuance for other corporate purposes. It is expected that approximately 1,778,000 shares will be issued as a part of the transaction with Bank of Richmond and approximately 439,000 shares will need to be reserved for issuance of Gateway Financial common stock pursuant to the Bank of Richmond stock option plan.

It is Gateway Financial’s intention to finance its operations through, among other things, the issuance from time to time of various equity securities, to consider the acquisition of financial service businesses (possibly using the shares of common stock as consideration in some instances), and to consider the issuance of additional shares of common stock through stock splits and stock dividends in appropriate circumstances. Accordingly, the continued availability of shares of common stock is necessary to provide Gateway Financial with the flexibility to take advantage of opportunities in such situations. While Gateway Financial’s business plan includes the expansion of the company through acquisitions of other financial service businesses, Gateway Financial does not currently have any agreements with respect to any acquisitions of other businesses, other than the proposed transaction with Bank of Richmond.

Pursuant to North Carolina law, authorized and unissued shares (other than those shares reserved for certain purposes) are available for issuance by Gateway Financial to such persons and for such consideration as the Gateway Financial Board may determine from time to time. Shareholders may not be given the opportunity to vote on such matters, unless shareholder approval is required by applicable law or Nasdaq Stock Market rules or unless the Board in its judgment recommends shareholder approval. Shareholders have no preemptive rights to subscribe to newly issued shares of common stock. Because there are no preemptive rights, the issuance of additional shares of common stock could dilute the interests of existing shareholders.

The Gateway Financial Board believes that the proposed increase in the number of authorized shares of common stock will provide flexibility needed to meet corporate objectives and is in the best interests of Gateway Financial and its shareholders. If the proposal is approved, officers of Gateway Financial will promptly make the appropriate filings in the State of North Carolina and take any other action necessary to implement the amendment.

The Gateway Financial Board of Directors recommends that shareholders vote FOR approval of the amendment to Gateway Financial’s Articles of Incorporation. Proposal 5 will be approved if the number of votes cast for the proposal exceeds the number of votes cast against the proposal.

GATEWAY FINANCIAL’S INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Gateway Financial’s independent certified public accountant for the year ended December 31, 2006, was Dixon Hughes PLLC (“Dixon Hughes”). The Audit Committee is engaged in the process of selecting the independent certified public accountant for the year ending December 31, 2007 and had not completed its process at the time of printing of this proxy statement. Representatives of Dixon Hughes will be present at the Annual Meeting with the opportunity to make a statement if they desire, and will be available to respond to appropriate questions.

Audit fees.  Audit fees include fees billed to Gateway Financial by Dixon Hughes in connection with the annual audit of Gateway Financial’s consolidated financial statements, the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, reviews of Gateway Financial’s interim financial statements, report production assistance related to these consolidated financial statements and review thereof, and comfort letter and consents issued regarding Gateway Financial’s registration statements issued in 2005 for an offering of its common stock. The aggregate fees billed or expected to be billed to Gateway Financial by Dixon Hughes for such audit services rendered to Gateway Financial for the fiscal years ended December 31, 2005 and 2006 were $273,041 and $271,175, respectively.

Audit-Related fees.  Audit related services consist of routine accounting consultations, an audit of the Bank’s Section 401(k) plan for the year ended December 31, 2005, and an audit during 2006 of the financial statements for Gateway Financial Mortgage, Inc. The aggregate fees billed to Gateway Financial by Dixon Hughes for audit-related services for the fiscal years ended December 31, 2005 and 2006 were $4,355 and $33,703, respectively.

Tax fees.  Tax fees include corporate tax compliance, as well as counsel and advisory services. The aggregate fees billed to Gateway Financial by Dixon Hughes for tax related services for the fiscal years ended December 31, 2005 and 2006 were $16,900 and $23,525, respectively.

All other fees.  There were no additional fees billed to Gateway Financial by Dixon Hughes during the fiscal years ended December 31, 2005 and 2006.

In accordance with its Audit Committee Charter, Gateway Financial’s Audit Committee must approve in advance any audit and permissible non-audit services provided by Gateway Financial’s independent auditors and the fees charged.

ANNUAL REPORT

In accordance with the regulations of the Securities and Exchange Commission, Gateway Financial’s 2006 Annual Report on Form 10-K for the year ended December 31, 2006, including the consolidated financial statements and schedules, accompanies this proxy statement. No part of the 2006 Annual Report shall be regarded as proxy-soliciting materials or as a communication by means of which any solicitation is being or is to be made. Gateway Financial will furnish any exhibit to the Form 10-K upon payment of the cost of copying the exhibit, upon written request to: Theodore L. Salter, Senior Executive Vice President, Gateway Financial Holdings, Inc., 1580 Laskin Road, Virginia Beach, Virginia 23451.

DATE FOR RECEIPT OF SHAREHOLDER PROPOSALS

How to Submit Shareholder Proposals by Bank of Richmond Shareholders

If the proposed transaction with Gateway Financial is approved:  Bank of Richmond shareholders will become shareholders of Gateway Financial, but will not be able to present proposals for inclusion in the proxy materials for Gateway Financial’s 2008 annual meeting because the SEC’s shareholder proposal rules require the shareholder to have held the shares for at least one year prior to the date of submitting the shareholder proposal. Bank of Richmond shareholders who become shareholders of Gateway Financial as a result of the proposed transaction may first present proposals for inclusion in the Gateway Financial proxy statement for its 2009 annual meeting. The deadline for submission of proposals for Gateway Financial’s 2009 annual meeting will be provided in Gateway Financial’s proxy statement for its 2008 annual meeting.

If the proposed transaction with Gateway Financial is not approved:  If the proposed transaction is not approved, Bank of Richmond would expect to conduct an annual meeting in May 2008. To be considered for inclusion in the proxy materials for Bank of Richmond’s Annual Meeting in 2008, shareholder proposals must be received at Bank of Richmond’s principal office (currently: Bank of Richmond, 5300 Patterson Avenue, Richmond, Virginia 23226) not later than          . In order for proposals to be included in Bank of Richmond’s proxy materials for the 2008 annual meeting, the person submitting the proposal must own, beneficially of record, the lessor of 1% or $2,000 in market value of the Bank of Richmond shares entitled to be voted on that proposal at the 2008 Annual Meeting and must have held those Bank of Richmond shares for a period of at least one year and continue to hold them through the date of the 2008 annual meeting. Also, the proposal must comply with certain other eligibility and procedural requirements established under the Securities Exchange Act or related OCC regulations. The Bank of Richmond Board will review any shareholder proposal received by that date to determine whether it meets these criteria. Please submit any proposal by certified mail, return receipt requested.

Gateway Financial Shareholders

How to submit proposals for possible inclusion in the 2008 proxy materials:  For shareholder proposals to be considered for inclusion in the proxy materials for Gateway Financial’s 2008 annual meeting, any such proposals must be received at Gateway Financial’s principal office (currently: Gateway Financial Holdings, Inc., 1580 Laskin Road, Virginia Beach, Virginia 23451) not later than          , 2007. In order for a proposal to be included in Gateway Financial’s proxy material for an annual meeting, the person submitting the proposal must own, beneficially or of record, the lesser of 1% or $2,000 in market value of the Gateway Financial shares entitled to be voted on that proposal at that annual meeting and must have held those shares for a period of at least one year and continue to hold them through the date of that annual meeting. Also, the proposal must comply with certain other eligibility and procedural requirements established under the Securities and Exchange Act or related SEC regulations. The Gateway Financial Board will review any shareholder proposal received by that date to determine whether it meets these criteria. Please submit any proposal by certified mail, return receipt requested.

Shareholder proposals after          , 2007:  Proposals submitted after          , 2007 will not be included in the proxy materials for the 2008 annual meeting. However, if a shareholder wishes to have a proposal considered at the 2008 annual meeting as other business, any such proposals should be delivered to Gateway Financial’s principal office no later than          , 2008. Management proxies shall have discretionary authority to vote on any proposals received after          , 2008.

Nominations of directors:  The nomination of any person for election to the Board may be made by a shareholder entitled to vote on such election if written notice of the nomination of such person shall have been delivered to Gateway Financial’s Secretary at the principal office of Gateway Financial not less than seven days nor more than 60 days prior to the date of the annual meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination, the beneficial owner, if any, on whose behalf the nomination is made, and of the person or persons to be nominated; (b) the class and number of shares of stock of Gateway Financial which are owned beneficially and of record by such shareholder and such beneficial owner, and a representation that the shareholder intends to appear in person or by appointment of proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) all other information regarding each nominee proposed by such shareholder as would be required to be included in the proxy statement for the meeting if the nominee had been nominated by the Board; and (e) the written consent of each nominee to serve as director of Gateway Financial if so elected. Recommendations and nominations not made in accordance herewith may, in his discretion, be disregarded by the Chairman of the shareholders’ meeting and, upon his instruction, the voting inspectors may disregard all votes cast for each such nominee.

LEGAL MATTERS

The validity of the Gateway Financial common stock to be issued in connection with the transaction is being passed upon for Gateway Financial by Williams, Mullen, Clark & Dobbins, P.C., Raleigh, North Carolina. Certain legal matters relating to the transaction will be passed upon for Bank of Richmond by Executive Counsel, P.L.C., Richmond, Virginia.

EXPERTS

The consolidated financial statements of Gateway Financial as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 have been incorporated by reference herein in reliance on the report of Dixon Hughes PLLC, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Bank of Richmond as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 have been incorporated by reference herein in reliance on the report of Yount, Hyde & Barbour, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN GET MORE INFORMATION

Bank of Richmond common stock is registered under the Securities Exchange Act of 1934, and Bank of Richmond is subject to the informational requirements of, and files periodic reports and other information with, the Comptroller of the Currency under Section 13 and 15(d) of the Securities Exchange Act. You may read and copy any reports, proxy and information statements and other material filed by Bank of Richmond under the Securities Exchange Act at Comptroller of the Currency, Securities and Corporate Practices Division, 250 E. Street SW, Washington, DC 20219. You may also obtain copes of those reports and other documents by contacting the OCC by telephone at (202) 874-5210 or by facsimile at (202) 874-5279. As a result of the transaction, Bank of Richmond will cease to exist and will no longer file reports with the OCC under the Securities Exchange Act.

Gateway Financial files reports, proxy statements and other information with the Securities and Exchange Commission. Copies of its reports, proxy statements and other information may be inspected and copied at the public reference facility maintained by the SEC at:

Judiciary Plaza
Room 1024
450 Fifth Street, N.W.
Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at l-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding companies that are required to file reports with it. The address of the SEC website is www.sec.gov.

Gateway Financial filed a Registration Statement on Form S-4 to register with the SEC the issuance of Gateway Financial common stock to Bank of Richmond shareholders in the transaction. This Joint Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of Gateway Financial and a proxy statement of each of Gateway Financial and Bank of Richmond for their respective shareholder meetings. As allowed by the SEC rules, this Joint Proxy Statement/Prospectus does not contain all the information contained in the Registration Statement.

This Joint Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Joint Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of securities pursuant to this Joint Proxy Statement/Prospectus, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this Joint Proxy Statement/Prospectus by reference or in our affairs since the date of this Joint Proxy Statement/Prospectus. The information contained in this Joint Proxy Statement/Prospectus with respect to Gateway Financial was provided by Gateway Financial and the information contained in this Joint Proxy Statement/Prospectus with respect to Bank of Richmond was provided by Bank of Richmond.

GATEWAY FINANCIAL’S ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER, 31, 2006 ON FORM 10-K, WAS FILED WITH THE SEC ON MARCH  , 2007. A COPY OF THAT REPORT ACCOMPANIES THIS JOINT PROXY STATEMENT/PROSPECTUS.

BANK OF RICHMOND’S ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER, 31, 2006 ON FORM 10-KSB, WAS FILED WITH THE OCC ON MARCH  , 2007. A COPY OF THAT REPORT ACCOMPANIES THIS JOINT PROXY STATEMENT/PROSPECTUS.

INFORMATION INCORPORATED BY REFERENCE

The SEC and OCC allow us to incorporate by reference information into this Joint Proxy Statement/Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC or the OCC. The information incorporated by reference is deemed to be part of this Joint Proxy Statement/Prospectus, except for any information superseded by information in this Joint Proxy  Statement/Prospectus. This Joint Proxy Statement/Prospectus incorporates by reference:

•	Bank of Richmond’s Annual Report on Form 10-KSB for the year ended December 31, 2006, a copy of which accompanies this Joint Proxy Statement/Prospectus;

•	Gateway Financial’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which accompanies this Joint Proxy Statement/Prospectus;

•	Gateway Financial’s Current Reports on Form 8-K, filed since January 1, 2007; and

•	All current, quarterly and annual reports filed by Gateway Financial with the SEC prior to the date that shareholders of Bank of Richmond are required to submit their letter of transmittal.

When deciding how to cast your vote, you should rely only on the information contained or incorporated by reference in this Joint Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus is dated          , 2007. You should not assume that the information contained in this Joint Proxy Statement/Prospectus is accurate as of any date other than such date, and neither the mailing of the Joint Proxy Statement/Prospectus to shareholders nor the issuance of Gateway Financial common stock shall create any implication to the contrary.

OTHER MATTERS

Management of Gateway Financial and Bank of Richmond knows of no other matters which will be brought before their respective shareholder meetings, but if any such matter is properly presented at the shareholder meeting or any adjournment thereof, the persons named in the enclosed form of appointment of proxy will vote in accordance with their best judgment.

By order of the Gateway Financial Board of Directors,

D. Ben Berry
Chairman, President and Chief Executive Officer

By order of the Bank of Richmond Board of Directors,

Rex L. Smith, III
President and Chief Executive Officer

Appendix A

AGREEMENT AND PLAN
OF REORGANIZATION AND MERGER
BY AND BETWEEN
GATEWAY FINANCIAL HOLDINGS, INC.
AND
THE BANK OF RICHMOND, N.A.
January 10, 2007

ARTICLE I THE MERGER		A-1
1.01.	Names Of Merging Corporations	A-1
1.02.	Nature of Transaction; Plan of Merger	A-1
1.03.	Effect of Merger; Surviving Corporation	A-1
1.04.	Assets and Liabilities of the Bank of Richmond	A-2
1.05.	Conversion and Exchange of Stock	A-2
(a)	Merger Consideration	A-2
(b)	Stock Consideration Exchange Ratio	A-2
(c)	Election of Form of Merger Consideration	A-2
(d)	Required Ratio of Merger Consideration; Allocations of Merger Consideration	A-3
(e)	Exchange and Payment Procedures; Surrender of Certificates	A-3
(f)	Bank of Richmond Certificates	A-4
(g)	Certificates and Dividends	A-4
(h)	Antidilutive Adjustments	A-4
(i)	Dissenters	A-4
(j)	Lost Certificates	A-4
(k)	Fractional Shares	A-5
(l)	Bank of Richmond Stock Options	A-5
1.06.	Articles of Incorporation, Bylaws and Management	A-5
1.07.	Closing; Articles Of Merger, Effective Time	A-5
1.08.	Outstanding Financial Holdings Common Stock	A-5
ARTICLE II REPRESENTATIONS AND WARRANTIES OF BANK OF RICHMOND		A-6
2.01.	Organization; Standing; Power	A-6
2.02.	Bank of Richmond’s Capital Stock	A-6
2.03.	Principal Shareholders	A-6
2.04.	Convertible Securities, Options, Etc.	A-6
2.05.	Authorization and Validity of Agreement	A-6
2.06.	Validity of Transactions; Absence of Required Consents or Waivers	A-7
2.07.	Bank of Richmond Books and Records	A-7
2.08.	Bank of Richmond Reports	A-7
2.09.	Bank of Richmond Financial Statements	A-8
2.10.	Tax Returns and Other Tax Matters	A-8
2.11.	Absence of Material Adverse Changes or Certain Other Events	A-8
2.12.	Absence of Undisclosed Liabilities	A-8
2.13.	Compliance with Existing Obligations	A-9
2.14.	Litigation and Compliance with Law	A-9
2.15.	Real Properties	A-9
2.16.	Loans, Accounts, Notes and Other Receivables	A-10
2.17.	Securities Portfolio and Investments	A-11
2.18.	Personal Property and Other Assets	A-11
2.19.	Patents and Trademarks	A-11
2.20.	Environmental Matters	A-11
2.21.	Absence of Brokerage or Finder’s Commissions	A-12
2.22.	Material Contracts	A-13
2.23.	Employment Matters; Employee Relations	A-13
2.24.	Employment Agreements; Employee Benefit Plans	A-14
2.25.	Insurance	A-15
2.26.	Insurance Of Deposits	A-16
2.27.	Transactions with Management	A-16
2.28	Derivative Contracts	A-16

A-i

2.29	Accounting Controls; Disclosure Controls	A-16
2.30.	Affiliates	A-16
2.31.	Obstacles to Regulatory Approval or Tax Treatment	A-16
2.32.	Disclosure	A-17
ARTICLE III REPRESENTATIONS AND WARRANTIES OF FINANCIAL CORPORATION		A-17
3.01.	Organization; Standing; Power	A-17
3.02.	Capital Stock	A-17
3.03.	Principal Shareholders	A-18
3.04.	Subsidiaries	A-18
3.05.	Convertible Securities, Options, Etc.	A-18
3.06.	Authorization and Validity of Agreement	A-18
3.07.	Validity of Transactions, Absence of Required Consents or Waivers	A-19
3.08.	Gateway Bank’s and Financial Holdings Books and Records	A-19
3.09.	Gateway Reports	A-19
3.10.	Financial Statements	A-20
3.11.	Absence of Material Adverse Changes or Certain Other Events	A-20
3.12.	Absence of Undisclosed Liabilities	A-20
3.13.	Litigation and Compliance with Law	A-20
3.14.	Absence of Brokerage or Finders Commissions	A-21
3.15.	Insurance	A-21
3.16.	Loans, Accounts, Notes and Other Receivables	A-21
3.17.	Securities Portfolio and Investments	A-22
3.18.	Obstacles to Regulatory Approval or Tax Treatment	A-22
3.19.	Disclosure	A-22
ARTICLE IV COVENANTS OF BANK OF RICHMOND		A-23
4.01.	Affirmative Covenants of Bank of Richmond	A-23
(a)	Affiliates of Bank of Richmond	A-23
(b)	Bank of Richmond Shareholders Meeting	A-23
(c)	Conduct of Business Prior to Effective Time	A-23
(d)	Periodic Financial and Other Information	A-24
(e)	Notice Of Certain Changes Or Events	A-24
(f)	Accruals for Loan Loss Reserve and Expenses	A-24
(g)	Consents to Assignment of Leases	A-25
(h)	Access	A-25
(i)	Deposit Liabilities	A-25
(j)	Further Action; Instruments of Transfer, Etc.	A-25
4.02.	Negative Covenants of Bank of Richmond	A-25
(a)	Amendments to Articles of Incorporation or Bylaws	A-25
(b)	Change in Capital Stock	A-25
(c)	Options, Warrants, and Rights	A-25
(d)	Dividends	A-26
(e)	Employment, Benefit, or Retirement Agreements or Plans	A-26
(f)	Accounting Practices	A-26
(g)	Changes in Business Practices	A-26
(h)	Acquisition or Disposition of Assets	A-26
(i)	Debt; Liabilities	A-27
(j)	Liens; Encumbrances	A-27
(k)	Waiver of Rights	A-27
(l)	Other Contracts	A-27
(m)	Aggregate Deposit Liabilities	A-27

A-ii

(n)	Foreclosures	A-27
ARTICLE V COVENANTS OF FINANCIAL HOLDINGS		A-27
5.01.	Affirmative Covenants of Financial Holdings	A-27
(a)	Financial Holdings Shareholders Meeting	A-27
(b)	Access	A-28
(c)	Further Action; Instruments of Transfer	A-28
(d)	Employment of Other Bank of Richmond Employees	A-28
(e)	Employee Benefits	A-28
(f)	Board of Directors	A-29
(g)	Employment and Severance Agreements	A-29
(h)	Bank of Richmond Division	A-29
( i)	Blue Sky Approvals	A-29
(j)	Available Funds	A-29
(k)	NASDAQ Notification	A-29
5.02.	Negative Covenants of Financial Holdings	A-30
(a)	Amendments to Articles of Incorporation or Bylaws	A-30
(b)	Change In Capital Stock	A-30
(c)	Options, Warrants, and Rights	A-30
(d)	Accounting Practices	A-30
(e)	Changes in Business Practices	A-30
ARTICLE VI MUTUAL AGREEMENTS		A-30
6.01.	Registration Statement; Proxy Statement/Prospectus; Recommendation	A-30
(a)	Registration Statement	A-30
(b)	Preparation and Distribution of Joint Proxy Statement/Prospectus	A-30
(c)	Recommendation of Bank of Richmond and Financial Holding’s Boards of Directors	A-31
6.02.	Regulatory Approvals	A-31
6.03.	Information for Proxy Statement/Prospectus and Regulatory Approvals	A-31
6.04.	Expenses	A-31
6.05.	Confidentiality	A-32
6.06.	Real Property Matters	A-32
6.07.	Treatment of Bank of Richmond Stock Options	A-33
6.08.	Tax Opinion	A-33
6.09.	Directors’ and Officers’ Liability Insurance	A-33
ARTICLE VII CONDITIONS PRECEDENT TO MERGER		A-34
7.01.	Conditions to All Parties’ Obligations	A-34
(a)	Approval by Governmental or Regulatory Authorities; No Disadvantageous Conditions	A-34
(b)	Effectiveness of Registration Statement, Compliance with Securities and Other Blue Sky Requirements	A-34
(c)	Adverse Proceedings, Injunction, Etc.	A-35
(d)	Approval by Boards of Directors And Shareholders	A-35
(e)	Fairness Opinions	A-35
(f)	Tax Opinion	A-35
(g)	Listing of Financial Holding’s Stock	A-35
(h)	No Termination or Abandonment	A-35
(i)	Articles of Merger, Other Actions	A-35
7.02.	Additional Conditions to Bank of Richmond’s Obligations	A-35
(a)	Material Adverse Change	A-35
(b)	Compliance with Laws	A-36
(c)	Financial Holding’s Representations and Warranties and Performance of Agreements; Officers’ Certificate	A-36

A-iii

(d)	Legal Opinion of Financial Holding’s Counsel	A-36
(e)	Other Documents and Information from Financial Holdings	A-36
(f)	Acceptance by Bank of Richmond’s Counsel	A-36
7.03.	Additional Conditions to Financial Holding’s Obligations	A-36
(a)	Material Adverse Change	A-36
(b)	Compliance with Laws	A-36
(c)	Bank of Richmond’s Representations and Warranties and Performance of Agreements; Officers’ Certificate	A-36
(d)	Legal Opinion of Bank of Richmond’s Counsel	A-37
(e)	Other Documents and Information from Bank of Richmond	A-37
(f)	Acceptance by Financial Holdings’s Counsel	A-37
(g)	Affiliates’ Agreements	A-37
(h)	Option Plan Matters	A-37
(i)	Officer Agreements	A-37
ARTICLE VIII TERMINATION; BREACH		A-37
8.01.	Mutual Termination	A-37
8.02.	Unilateral Termination	A-37
(a)	Termination by Bank of Richmond	A-37
(b)	Termination by Financial Holdings	A-38
(c)	Termination Due to Price Changes	A-39
8.03.	Breach; Remedies	A-40
ARTICLE IX INDEMNIFICATION		A-40
9.01.	Indemnification Following Termination of Agreement	A-40
(a)	By Financial Holdings	A-40
(b)	By Bank of Richmond	A-41
9.02.	Procedure for Claiming Indemnification	A-41
ARTICLE X MISCELLANEOUS PROVISIONS		A-42
10.01.	Survival of Representations, Warranties, Indemnification and Other Agreements	A-42
(a)	Representations, Warranties and Other Agreements	A-42
(b)	Indemnification	A-42
10.02.	Waiver	A-42
10.03.	Amendment	A-42
10.04.	Notices	A-42
10.05.	Further Assurance	A-43
10.06.	Headings and Captions	A-43
10.07.	Gender and Number	A-43
10.08.	Entire Agreement	A-43
10.09.	Severability of Provisions	A-43
10.10.	Assignment	A-43
10.11.	Counterparts	A-43
10.12.	Governing Law	A-43
10.13.	Previously Disclosed Information	A-43
10.14	Best Knowledge	A-43
10.15.	Inspection	A-43
10.16.	Exclusivity	A-44

A-iv

AGREEMENT AND PLAN

OF REORGANIZATION AND MERGER

BY AND BETWEEN

GATEWAY FINANCIAL HOLDINGS, INC.

AND

THE BANK OF RICHMOND, N.A.

THIS AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (hereinafter called “Agreement”) entered into as of the 10th day of January 2007, by and between GATEWAY FINANCIAL HOLDINGS, INC. (“Financial Holdings”) and THE BANK OF RICHMOND, N.A. (“Bank of Richmond”).

WHEREAS, Gateway Bank & Trust Co. (“Gateway Bank”) is a North Carolina commercial bank with its principal office and place of business located in Elizabeth City, North Carolina; and,

WHEREAS, Financial Holdings is a North Carolina corporation with its principal office and place of business located in Virginia Beach, Virginia and is the owner of all the outstanding shares of common stock of Gateway Bank; and,

WHEREAS, Bank of Richmond is a National Bank with its principal office and place of business located in Richmond, Virginia; and,

WHEREAS, Financial Holdings and Bank of Richmond have agreed that it is in their mutual best interests and in the best interests of their respective shareholders for Financial Holdings to acquire the Bank of Richmond and for each of the outstanding shares of Bank of Richmond’s common stock to be exchanged for either cash or shares of Financial Holdings’ common stock, all in the manner and upon the terms and conditions contained in this Agreement; and,

WHEREAS, to effectuate the foregoing, Financial Holdings and Bank of Richmond desire to adopt this Agreement as a plan of reorganization in accordance with the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and,

WHEREAS, the respective Boards of Directors of Bank of Richmond and Financial Holdings have determined that it is in the best interests of their companies and their shareholders to consummate the transactions provided for herein.

NOW, THEREFORE, in consideration of the premises, the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions, covenants, and promises herein contained, and subject to the terms and conditions hereof, Bank of Richmond and Financial Holdings hereby mutually agree as follows:

ARTICLE I

THE MERGER

1.01.  Names Of Merging Corporations.  The names of the corporations proposed to be merged are “The Bank of Richmond, N.A.” and “Gateway Bank & Trust Co.”

1.02.  Nature of Transaction; Plan of Merger.  Subject to the provisions of this Agreement, at the “Effective Time” (as defined in Paragraph 1.07 below), the Bank of Richmond will be merged with and into Gateway Bank (the “Merger”) as provided in the plan of merger (the “Plan of Merger”) attached as Exhibit A to this Agreement.

1.03.  Effect of Merger; Surviving Corporation.  At the Effective Time, and by reason of the Merger, the separate corporate existence of the Bank of Richmond shall cease while the corporate existence of Gateway Bank as the surviving corporation in the Merger shall continue with all of its purposes, objects, rights, privileges, powers and franchises, all of which shall be unaffected and unimpaired by the Merger. Following the Merger, Gateway Bank shall continue to operate as a North Carolina banking corporation and will conduct its business at its then legally established branches and main office. The duration of the corporate existence of Gateway Bank, as the surviving corporation, shall be perpetual and unlimited.

1.04.  Assets and Liabilities of the Bank of Richmond.  At the Effective Time, and by reason of the Merger, and in accordance with applicable law, all of the property, assets and rights of every kind and character of the Bank of Richmond (including without limitation all real, personal or mixed property, all debts due on whatever account, all other choses in action and every other interest of or belonging to or due to the Bank of Richmond, whether tangible or intangible) shall be transferred to and vest in Gateway Bank, and Gateway Bank shall succeed to all the rights, privileges, immunities, powers, purposes and franchises of a public or private nature of the Bank of Richmond (including all trust and other fiduciary properties, powers and rights), all without any transfer, conveyance, assignment or further act or deed; and, Gateway Bank shall become responsible for all of the liabilities, duties and obligations of every kind, nature and description of the Bank of Richmond (including duties as trustee or fiduciary) as of the Effective Time.

1.05.  Conversion and Exchange of Stock.

(a)  Merger Consideration.  Except as otherwise provided in this Agreement, at the Effective Time, all rights of the Bank of Richmond’s shareholders with respect to all outstanding shares of the Bank of Richmond’s $4.00 par value common stock (the “Bank of Richmond Common Stock”) shall cease to exist and, as consideration for and to effect the Merger, each such outstanding share shall be converted, without any action by Financial Holdings, Bank of Richmond or any Bank of Richmond shareholder, into the right to receive either: (i) cash in the amount of $30.05 (the “Cash Consideration”); or (ii) a number of shares of Financial Holdings’ no par value common stock (“Financial Holdings Common Stock”) equal to the Exchange Ratio as defined in Paragraph 1.05(b) (the “Stock Consideration”). The Cash Consideration and the Stock Consideration, collectively and in the aggregate, shall be referred to herein as the “Merger Consideration.” No share of Bank of Richmond Common Stock, other than shares as to which the holders thereof have validly exercised Dissenters’ Rights (as defined in Paragraph 1.05(i)), shall be deemed to be outstanding or have any rights other than those set forth in this Paragraph 1.05(a) after the Effective Time.

(b)  Stock Consideration Exchange Ratio.  Should the Holdings Average Price (as defined below) be equal to or greater than $12.83 or equal to or less than $15.69, then the Exchange Ratio shall be equal to $30.05 divided by the Holdings Average Price, rounded to five decimal places. However, should the Holdings Average Price be less than $12.83, the Exchange Ratio will be 2.34217 and should the Holdings Average Price be greater than $15.69, then the Exchange Ratio will be 1.91523. For purposes of this Paragraph 1.05(b), “Holdings Average Price” shall mean the average of the closing price per share of Financial Holdings Common Stock as reported on the Nasdaq Global Market for the ten (10) consecutive trading days on which there is an actual trade ending two trading days prior to the date of the approval order of the Merger by the Board of Governors of the Federal Reserve System or the North Carolina Banking Commission, whichever is later.

(c)  Election of Form of Merger Consideration.  Subject to the limitations described in this Agreement, each Bank of Richmond shareholder shall have the right to elect the following forms of Merger Consideration into which his or her shares of Bank of Richmond Common Stock will be converted: (i)  all Cash Consideration, (ii) all Stock Consideration, or (iii) a combination of Cash Consideration and Stock Consideration (allocated in accordance with whole shares of Bank of Richmond Common Stock). Each shareholder’s election must be made in writing in a form prescribed by Financial Holdings (an “Election of Consideration”). Financial Holdings shall forward the Election of Consideration to all Bank of Richmond shareholders at a reasonable date prior to the Bank of Richmond Shareholders Meeting (as such term is defined in Paragraph 4.01(b) hereof). To be valid, an Election of Consideration must be signed by the shareholder and delivered to Financial Holdings (or its transfer agent) within 10 business days following the Bank of Richmond Shareholders Meeting, or such other time and date as Bank of Richmond and Financial Holdings may mutually agree. Shareholders of Bank of Richmond who do not return a properly completed Election of Consideration, or whose Elections of Consideration are received by Financial Holdings after the time prescribed, will be deemed to have made no election (“Non-Election”). Financial Holdings shall have the discretion, which it may delegate in whole or in part to its transfer agent (“Exchange Agent”), to determine whether the Elections of Consideration have been properly completed, signed and submitted or changed or revoked and to disregard immaterial defects in Elections of Consideration. The decision of Financial Holdings

(or its Exchange Agent) in such matters shall be conclusive and binding and without any liability whatsoever to Bank of Richmond. Neither Financial Holdings nor its Exchange Agent will be under any obligation to notify any person of any defect in Elections of Consideration submitted to the Exchange Agent.

(d)  Required Ratio of Merger Consideration; Allocations of Merger Consideration.  Notwithstanding the right of Bank of Richmond shareholders to elect the form of Merger Consideration into which their shares of Bank of Richmond Common Stock are converted, the aggregate Merger Consideration (not including cash delivered to Bank of Richmond shareholders who properly exercise their Dissenters’ Rights) must consist of shares of Financial Holdings Common Stock and cash, such that 50% of the outstanding shares of Bank of Richmond Common Stock are converted into shares of Financial Holdings Common Stock and 50% of the outstanding shares of Bank of Richmond Common Stock are converted into cash. An election of Cash Consideration is herein referred to as a “Cash Election” and shares as to which a Cash Election has been made are herein referred to as “Cash Election Shares.” An election of Stock Consideration is herein referred to as a “Stock Election” and shares as to which a Stock Election has been made are herein referred to as “Stock Election Shares.” Shares of Bank of Richmond Common Stock as to which there is a Non-Election are herein referred to as “Non-Electing Shares.” The aggregate number of shares of Bank of Richmond Common Stock that are to be converted into the Cash Consideration is referred to herein as the “Cash Election Number.” In the event that the elections of Merger Consideration by Bank of Richmond shareholders call for an aggregate number of shares of Bank of Richmond Common Stock to be converted into Financial Holdings Common Stock (not including shares for which cash is issued to Bank of Richmond shareholders who exercise Dissenters’ Rights), which is equal to, more than, or less than the percentage specified above, then the Merger Consideration shall be allocated among part or all of Bank of Richmond shareholders as follows:

(i) If the Cash Election Number is equal to 50.0% of the number of outstanding shares of Bank of Richmond Common Stock, then: (A) there shall be no adjustment to the Cash Election Shares or Stock Election Shares; and (B) Non-Electing Shares shall be treated as Stock Election Shares.

(ii) If the Cash Election Number is in excess of 50.0% of the number of outstanding shares of Bank of Richmond Common Stock, then: (A) Non-Electing Shares shall first be deemed to be Stock Election Shares; (B) Cash Election Shares shall be reduced pro rata to equal 50% of the outstanding shares of Bank of Richmond Common Stock; and (C) the shares of each such shareholder representing the difference between the Bank of Richmond shareholder’s initial Cash Election and the shareholder’s reduced Cash Election pursuant to clause (d)(ii)(B) shall be converted into and be deemed to be Stock Election Shares.

(iii) If the Cash Election Number is less than 50.0% of the number of outstanding shares of Bank of Richmond Common Stock, then: (A) Non-Electing Shares shall first be deemed to be Cash Election Shares to the extent necessary to equal 50% of the outstanding shares of Bank of Richmond Common Stock and any remaining Non-Electing Shares shall be deemed to be Stock Election Shares; (B) if the Stock Election Shares exceed 50% of the outstanding shares of Bank of Richmond Common Stock, then the Stock Election Shares of each Bank of Richmond shareholder shall be reduced pro rata to equal 50% of the outstanding shares of Bank of Richmond Common Stock; and (C) the shares of each such shareholder representing the difference between the shareholder’s initial Stock Election and the shareholder’s reduced Stock Election pursuant to clause (d)(iii)(B) shall be converted into and be deemed to be Cash Election Shares.

(e)  Exchange and Payment Procedures; Surrender of Certificates.  As promptly as is reasonably practicable following the Effective Time, Financial Holdings shall send or cause to be sent to each former Bank of Richmond shareholder of record immediately prior to the Effective Time written instructions and transmittal materials (a “Transmittal Letter”) for use in surrendering certificates evidencing Bank of Richmond Common Stock (each a “Bank of Richmond Certificate”) to Financial Holdings or to its Exchange Agent (which shall specify that delivery shall be effected, and risk of loss and title to the Bank of Richmond Certificate prior to such Effective Time shall pass, only upon proper delivery of such certificates to the Exchange Agent). Upon the proper surrender and delivery to Financial Holdings or its Exchange Agent (in accordance with its instructions, and accompanied by a properly completed Transmittal Letter) by a former shareholder of Bank of Richmond of his or her Bank of Richmond Certificate(s), and in exchange therefor, Financial Holdings shall as soon as practicable thereafter issue and deliver to the shareholder: (i) a certificate evidencing any Financial Holdings Common Stock into which the shareholder’s

Bank of Richmond Common Stock has been converted; and (ii) any cash to which such holder is entitled hereunder in respect of rights to receive Cash Consideration or fractional shares. Financial Holdings shall not be obligated to deliver any of such payments until such holder surrenders the Bank of Richmond Certificate. The Bank of Richmond Certificates so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither Financial Holdings nor the Exchange Agent shall be liable to any holder of Bank of Richmond Common Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property law.

(f)  Bank of Richmond Certificates.  At the Effective Time, and without any action by Financial Holdings, Bank of Richmond or any Bank of Richmond shareholder, Bank of Richmond’s stock transfer books shall be closed and there shall be no further transfers of Bank of Richmond Common Stock on its stock transfer books or the registration of any transfer of a Bank of Richmond Certificate by any holder thereof, and the holders of Bank of Richmond Certificates shall cease to be, and shall have no further rights as, stockholders of Bank of Richmond other than as provided in this Agreement. Following the Effective Time, Bank of Richmond Certificates shall evidence only the right of the registered holder thereof to receive the Merger Consideration into which his or her Bank of Richmond Common Stock was converted at the Effective Time or, in the case of Bank of Richmond Common Stock held by shareholders who properly shall have exercised Dissenters’ Rights, cash.

(g) Certificates and Dividends.  To the extent permitted by applicable law, former shareholders of record of Bank of Richmond shall be entitled to vote after the Merger Consideration has been paid pursuant to the provisions of this Paragraph 1.05 at any meeting of Financial Holdings shareholders the number of whole shares into which their respective Bank of Richmond Common Stock are converted pursuant to the Merger, regardless of whether such holders have exchanged their certificates representing such Bank of Richmond Common Stock for certificates representing Financial Holdings Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Financial Holdings on Financial Holdings Common Stock, the record date of which is at or after the Effective Time of the Merger, the declaration shall include dividends or other distributions on all shares of Financial Holdings Common Stock issuable pursuant to this Agreement. However, beginning at the Effective Time, until a former Bank of Richmond shareholder’s Bank of Richmond Certificates are surrendered and certificates for the Financial Holdings Common Stock into which his or her Bank of Richmond Common Stock was converted at the Effective Time actually are issued to him or her, no dividend or other distribution payable by Financial Holdings with respect to that Financial Holdings Common Stock as of any date subsequent to the Effective Time shall be paid or delivered to the former Bank of Richmond shareholder. However, upon the proper surrender of the shareholder’s Bank of Richmond Certificate, Financial Holdings shall pay to the shareholder the amount of any such dividends or other distributions, without interest, that have accrued but remain unpaid with respect to that Financial Holdings Common Stock.

(h)  Antidilutive Adjustments.  If, prior to the Effective Time, Bank of Richmond or Financial Holdings shall properly declare any dividend payable in shares of Bank of Richmond Common Stock or Financial Holdings Common Stock or shall subdivide, split, reclassify or combine the presently outstanding shares of Bank of Richmond Common Stock or Financial Holdings Common Stock, then an appropriate and proportionate adjustment shall be made in the number of shares of Financial Holdings Common Stock to be issued in exchange for each of the shares of Bank of Richmond Common Stock.

(i)  Dissenters.  Any shareholder of Bank of Richmond who properly exercises the right of dissent and appraisal (“Dissenter’s Rights”) with respect to the Merger as provided in the rules of the Office of the Comptroller of the Currency shall be entitled to receive payment of the fair value of his or her shares of Bank of Richmond Common Stock in the manner and pursuant to the procedures provided therein. Shares of Bank of Richmond Common Stock held by persons who exercise Dissenter’s Rights shall not be converted as described in Paragraph 1.05(a). However, if any shareholder of Bank of Richmond who exercises Dissenter’s Rights shall fail to perfect those rights, or effectively shall waive or lose such rights, then each of his or her shares of Bank of Richmond Common Stock, at Financial Holdings’ sole option, shall be deemed to have been converted into the right to receive the Merger Consideration as of the Effective Time as provided in Paragraph 1.05(a) hereof.

(j)  Lost Certificates.  Shareholders of Bank of Richmond whose Bank of Richmond Certificates have been lost, destroyed, stolen or otherwise are missing shall be entitled to receive the Merger Consideration to which they are entitled in accordance with and upon compliance with reasonable conditions imposed by Financial Holdings, including without limitation, a requirement that those shareholders provide lost instruments indemnities or surety bonds in form, substance and amounts satisfactory to Financial Holdings.

(k)  Fractional Shares.  No fractional shares of Financial Holdings Common Stock shall be issued or delivered in connection with the Merger. In lieu of any such fractional share, subject to the terms and conditions of this paragraph 1.05, each holder of shares of Bank of Richmond Common Stock who would otherwise have been entitled to a fraction of a share of Financial Holdings Common Stock shall be entitled to receive cash (without interest) in an amount equal to such fraction multiplied by the Holdings Average Price.

(l)  Bank of Richmond Stock Options.  At the Effective Time of the Merger, each unexercised option for Bank of Richmond Common Stock (“Bank of Richmond Stock Option”), other than Bank of Richmond Stock Options owned by employees of Bank of Richmond who remain employed at Gateway Bank shall be deemed canceled, and as consideration therefor shall be converted into the right to receive solely a cash payment amount equal to (A) the difference between the exercise price of the Bank of Richmond Stock Option and the Cash Consideration, multiplied by (B) the total number of shares of Bank of Richmond Common Stock covered by the Bank of Richmond Stock Option (“Surrendered Options”). Treatment of Bank of Richmond Stock Options held by employees continuing employment with Gateway Bank and the Bank of Richmond Directors is described in Paragraph 6.07(b). At the election of any Director of Bank of Richmond, all or a portion of any such directors’ Bank of Richmond Stock Options shall be deemed canceled, and as consideration therefore shall be converted into the right to receive solely a cash payment amount equal to (A) the difference between the exercise price of the Bank of Richmond Stock Option and the Cash Consideration, multiplied by (B) the Surrendered Options.

1.06.  Articles of Incorporation, Bylaws and Management.  The Articles of Incorporation and the Bylaws of Financial Holdings in effect at the Effective Time will remain in effect until otherwise amended in accordance with law and the Bylaws of Financial Holdings. The Articles of Incorporation and Bylaws of Gateway Bank in effect at the Effective Time shall be the Articles of Incorporation and Bylaws of Gateway Bank as the surviving corporation of the Merger. A director of Bank of Richmond as provided in Paragraph 5.01(f) shall be appointed to the Board of Directors of Financial Holdings and Gateway Bank, to hold such office until removed as provided by law or until the election or appointment of a successor. The directors and officers of Financial Holdings and Gateway Bank in office at the Effective Time shall continue to hold such offices until removed as provided by law or until the election or appointment of their respective successors.

1.07.  Closing; Articles Of Merger; Effective Time.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Financial Holdings in Elizabeth City, North Carolina, or at such other place as Financial Holdings and Bank of Richmond shall mutually designate, on a date mutually agreed by Financial Holdings and Bank of Richmond (the “Closing Date”) which the parties shall use their best efforts to occur no later than the month end following the later of (i) the expiration of any and all required waiting periods following the effective date of required approvals of the Merger by governmental or regulatory authorities, (ii) the Bank of Richmond Shareholders Meeting (as defined in Paragraph 4.01(b)), or (iii) the Financial Holdings Shareholders Meeting (as defined in Paragraph 5.01(a)). At the Closing, Bank of Richmond and Financial Holdings shall take such actions (including, without limitation, the delivery of certain closing documents) as are required herein and as shall otherwise be required by law to consummate the Merger and cause it to become effective, and shall execute Articles of Merger under North Carolina law which shall contain a “Plan of Merger” substantially in the form attached as Exhibit A hereto. Financial Holdings and Bank of Richmond shall issue a mutually agreeable press release indicating that the anticipated Closing Date will be May 31, 2007, and the parties shall use their best efforts to consummate the Closing by such date.

Subject to the terms and conditions set forth in this Agreement (including, without limitation, the receipt of all required approvals of governmental agencies and regulatory authorities), the Merger shall be effective on the date and at the time (the “Effective Time”) specified in the Articles of Merger as filed with the North Carolina Secretary of State in accordance with law.

1.08.  Outstanding Financial Holdings Common Stock.  The status of the shares of Financial Holdings Common Stock that are outstanding immediately prior to the Effective Time shall not be affected by the Merger.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF BANK OF RICHMOND

Except as otherwise specifically provided herein or as “Previously Disclosed” (as defined in Paragraph 10.13 below) to Financial Holdings, Bank of Richmond hereby makes the following representations and warranties to Financial Holdings:

2.01.  Organization; Standing; Power.  Bank of Richmond (i) is duly organized and incorporated, validly existing, and in good standing under the laws of the United States; (ii) has all requisite power and authority (corporate and other) to own, lease, and operate its properties and to carry on its business as now being conducted; (iii) is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned, leased, or operated by it therein or in which the transaction of its business makes such qualification necessary, except where failure so to qualify would not have a material adverse effect on Bank of Richmond, and (iv)  is not transacting business or operating any properties owned or leased by it in violation of any provision of federal or state law or any rule or regulation promulgated thereunder, which violation would have a material adverse effect on Bank of Richmond. Bank of Richmond is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. Bank of Richmond is a member of the Federal Home Loan Bank (“FHLB”) of Atlanta.

2.02.  Bank of Richmond’s Capital Stock.

(a) At the Effective Time, Bank of Richmond’s authorized capital stock will consist of 6,000,000 shares of common stock, $4.00 par value per share, of which no more than 1,717,265 shares, plus such number of additional shares, if any, as shall have been issued by Bank of Richmond after the date of this Agreement as provided in Paragraph 4.02(b) hereof pursuant to Bank of Richmond Stock Options, will be issued and outstanding and constitute Bank of Richmond’s only outstanding securities.

Each outstanding share of Bank of Richmond Common Stock (i) has been duly authorized and is validly issued and outstanding, and is fully paid and nonassessable, and (ii) has not been issued in violation of the preemptive rights of any shareholder. The Bank of Richmond Common Stock has been registered with the Office of the Comptroller of the Currency (“Comptroller”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Bank of Richmond is subject to the registration and reporting requirements of the 1934 Act.

(b)  Subsidiaries.  Bank of Richmond has no subsidiaries.

2.03.  Principal Shareholders.  Other than as Previously Disclosed, no person or entity is known to management of Bank of Richmond to beneficially own, directly or indirectly, more than 5% of the outstanding shares of Bank of Richmond Common Stock.

2.04.  Convertible Securities, Options, Etc.  With the exception of options to purchase an aggregate of 212,166 shares of Bank of Richmond Common Stock which have been granted and are outstanding under Bank of Richmond Stock Options, Bank of Richmond does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of Bank of Richmond Common Stock or any other securities of Bank of Richmond; (ii) options, warrants, rights, calls, or other commitments of any nature which entitle any person to receive or acquire any shares of Bank of Richmond Common Stock or any other securities of Bank of Richmond; or (iii) plans, agreements or other arrangements pursuant to which shares of Bank of Richmond Common Stock or any other securities of Bank of Richmond, or options, warrants, rights, calls, or other commitments of any nature pertaining thereto, have been or may be issued.

2.05.  Authorization and Validity of Agreement.  This Agreement has been duly and validly approved by Bank of Richmond’s Board of Directors in the manner required by law. Subject only to approval of this Agreement by the shareholders of Bank of Richmond in the manner required by law (as contemplated by Paragraph 6.01(b) below) and receipt of all required approvals of governmental or regulatory authorities having jurisdiction over Bank of Richmond, Gateway Bank and Financial Holdings (collectively, the “Regulatory Authorities”) (as contemplated by Paragraph 6.02 below), (i) Bank of Richmond has the corporate power and authority to execute and deliver this Agreement and to perform its obligations and agreements and carry out the transactions described in this Agreement; (ii) all corporate action required to authorize Bank of Richmond to enter into this Agreement and to perform its obligations and agreements and carry out the transactions described herein has been duly and properly completed or obtained; and (iii) this Agreement has been duly executed on behalf of Bank of Richmond, and (assuming due authorization, execution and delivery by Financial Holdings) constitutes the valid and binding agreement of Bank of Richmond, enforceable in accordance with its terms (except to the extent enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect which affect creditors’ rights generally; and (B) by legal and equitable limitations on the availability of injunctive relief, specific performance, and other equitable remedies), and (C) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions).

2.06.  Validity of Transactions; Absence of Required Consents or Waivers.  Subject to the approval of this Agreement by the shareholders of Bank of Richmond and receipt of required approvals of Regulatory Authorities, neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by Bank of Richmond with any of its obligations or agreements contained herein, will: (i) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, Bank of Richmond’s Articles of Incorporation or Bylaws, or any material contract, agreement, lease, mortgage, note, bond, indenture, license, or obligation or understanding (oral or written) to which Bank of Richmond is bound or by which it, its business, capital stock, or any properties or assets may be affected; (ii) result in the creation or imposition of any lien, claim, interest, charge, restriction, or encumbrance upon any of Bank of Richmond’s properties or assets; (iii) violate any applicable federal or state statute, law, rule, or regulation, or any judgment, order, writ, injunction, or decree of any court, administrative or regulatory agency, or governmental body which violation will or may have a material adverse effect on Bank of Richmond, its financial condition, results of operations, prospects, businesses, assets, loan portfolio, (other than cyclical variations in loan balances outstanding), investments, properties or operations, or on Bank of Richmond’s ability to consummate the transactions described herein or to carry on the business of Bank of Richmond as presently conducted; (iv) result in the acceleration of any material obligation or indebtedness of Bank of Richmond; or (v) materially interfere with or otherwise adversely affect Bank of Richmond’s ability to carry on its business as presently conducted.

No consents, approvals, or waivers are required to be obtained from any person or entity in connection with Bank of Richmond’s execution and delivery of this Agreement, or the performance of its obligations or agreements or the consummation of the transactions described herein, except for required approvals of Bank of Richmond shareholders and of the Regulatory Authorities.

2.07.  Bank of Richmond’s Books and Records.  Bank of Richmond’s books of account and business records have been maintained in material compliance with all applicable legal and accounting requirements and in accordance with good business practices, and such books and records are complete and reflect accurately in all material respects Bank of Richmond’s items of income and expense and all of its assets, liabilities, and stockholders’ equity. The minute books of Bank of Richmond accurately reflect in all material respects the corporate actions that its shareholders and Board of Directors, and all committees thereof, have taken during the time periods covered by such minute books. All such minute books have been or will be made available to Financial Holdings and its representatives.

2.08.  Bank of Richmond Reports.  Bank of Richmond has filed all reports, registrations, and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the Comptroller, and (ii) any other Regulatory Authorities. All such reports, registrations, and statements filed by Bank of Richmond with the Comptroller or other such Regulatory Authorities are collectively referred to herein as the “Bank of Richmond Reports.” To the Best Knowledge (as such term is defined in Paragraph 10.14 hereof) of management of Bank of Richmond, as of their respective dates, each Bank of Richmond Report complied in all material respects with all the statutes, rules, and regulations enforced or promulgated by the regulatory authority with which it was filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and Bank of Richmond has not been notified by any such governmental or regulatory authority that any such Bank of Richmond Report was deficient in any material respect as to form or content.

2.09.  Bank of Richmond Financial Statements.  Bank of Richmond has Previously Disclosed to Financial Holdings a copy of its audited statements of financial condition as of December 31, 2005, 2004, and 2003 and its audited statements of income, stockholders’ equity and cash flows for the years ended December 31, 2005, 2004, and 2003, together with notes thereto (collectively, the “Bank of Richmond Audited Financial Statements”), together with copies of its unaudited statements of financial condition as of September 30, 2006, and unaudited statements of income and cash flows for the three-month period ended September 30, 2006 and 2005 (collectively, the “Bank of Richmond Interim Financial Statements”). Following the date of this Agreement, Bank of Richmond promptly will deliver to Financial Holdings all other annual or interim financial statements prepared by or for Bank of Richmond. The Bank of Richmond Audited Financial Statements and the Bank of Richmond Interim Financial Statements (including any related notes and schedules thereto) (i) are in accordance with Bank of Richmond’s books and records, and (ii) were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) applied on a consistent basis throughout the periods indicated and (iii) present fairly in all material respects Bank of Richmond’s financial condition, assets and liabilities, results of operations, changes in stockholders’ equity, and changes in cash flows as of the dates indicated and for the periods specified therein. The Bank of Richmond Audited Financial Statements have been audited by Bank of Richmond’s independent certified public accountants, Yount, Hyde and Barbour, P.C.

2.10.  Tax Returns and Other Tax Matters.  (i) Bank of Richmond has timely filed or caused to be filed all federal, state, and local tax returns and reports which are required by law to have been filed, and to the Best Knowledge of management of Bank of Richmond, all such returns and reports were true, correct, and complete in all material respects and contained all material information required to be contained therein; (ii) all federal, state, and local income, profits, franchise, sales, use, occupation, property, excise, and other taxes (including interest and penalties), charges and assessments which have become due from or been assessed or levied against Bank of Richmond or its property have been fully paid, or if not yet due, a reserve or accrual, which is adequate in all material respects for the payment of all such taxes to be paid and the obligation for such unpaid taxes, is reflected in the Bank of Richmond Interim Financial Statements; (iii) the income, profits, franchise, sales, use, occupation, property, excise, withholding, employment and other tax returns and reports of Bank of Richmond have not been subjected to audit by the Internal Revenue Service (the “IRS”) or the Virginia Department of Taxation, and Bank of Richmond has not received any indication of the pendency of any audit or examination in connection with any tax return or report and, to the Best Knowledge of management of Bank of Richmond, no such return or report is subject to adjustment; and (iv) Bank of Richmond has not executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitation) with respect to any tax year, the audit of any tax return or report or the assessment or collection of any tax.

2.11.  Absence of Material Adverse Changes or Certain Other Events.

(a) Since September 30, 2006, Bank of Richmond has conducted its business only in the ordinary course and there has been no material adverse change, and there has occurred no event or development and there currently exists no condition or circumstance to the Best Knowledge of management of Bank of Richmond which, with the lapse of time or otherwise, is reasonably likely to cause, create, or result in a material adverse change, in or affecting Bank of Richmond’s financial condition or results of operations, prospects, business, assets, loan portfolio (other than cyclical variations in loan balances outstanding), investments, properties, or operations.

(b) Since September 30, 2006, and other than as Previously Disclosed and in the ordinary course of its business including its normal salary review for 2006 and up to and including the Closing Date for non-executive employees of Bank of Richmond, Bank of Richmond has not incurred any material liability or engaged in any material transaction or entered into any material agreement, increased the salaries, compensation, or general benefits payable or provided to its employees, suffered any material loss, destruction, or damage to any of its properties or assets, or made a material acquisition or disposition of any assets or entered into any material contract or lease.

2.12.  Absence of Undisclosed Liabilities.  Bank of Richmond has no liabilities or obligations, whether known or unknown, matured or unmatured, accrued, absolute, contingent, or otherwise, whether due or to become due (including, without limitation, tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (i) those reflected in the Bank of Richmond Audited Financial Statements or the Bank of

Richmond Interim Financial Statements; (ii) increases in deposit accounts in the ordinary course of its business since September 30, 2006; or (iii) loan commitments in the ordinary course of its business since September 30, 2006.

2.13.  Compliance with Existing Obligations.  Bank of Richmond has performed in all material respects all obligations required to be performed by it under, and it is not in default in any material respect under, or in violation in any material respect of, the terms and conditions of its Articles of Incorporation or Bylaws, and/or any contract, agreement, lease, mortgage, note, bond, indenture, license, obligation, understanding, or other undertaking (whether oral or written) to which Bank of Richmond is bound or by which it, its business, capital stock, or any of its properties or assets may be affected, which default or violation would have a material adverse effect on Bank of Richmond.

2.14.  Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies, or other proceedings or investigations (or, to the Best Knowledge of management of Bank of Richmond, any facts or circumstances which reasonably could result in such), including, without limitation, any such action by any governmental or regulatory authority, which currently exists or is ongoing, pending, or, to the Best Knowledge of management of Bank of Richmond, threatened, contemplated, or probable of assertion, against, relating to, or otherwise affecting Bank of Richmond or any of its properties, assets or employees.

(b) Bank of Richmond has all licenses, permits, orders, authorizations, or approvals (“Bank of Richmond Permits”) of any federal, state, local, or foreign governmental or regulatory body that are material to or necessary for the conduct of its business or to own, lease, and operate its properties. All such Bank of Richmond Permits are in full force and effect. No violations are or have been recorded in respect of any such Bank of Richmond Permits. No proceeding is pending or, to the Best Knowledge of management of Bank of Richmond, threatened or probable of assertion to suspend, cancel, revoke, or limit any Bank of Richmond Permit.

(c) Bank of Richmond is not subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding, or other similar agreement, order, directive, memorandum, or consent of, with or issued by any regulatory or other governmental authority (including, without limitation, the Comptroller or the Federal Deposit Insurance Corporation) relating to its financial condition, directors or officers, operations, capital, regulatory compliance, or any other matter. There are no judgments, orders, stipulations, injunctions, decrees, or awards against Bank of Richmond that in any manner limit, restrict, regulate, enjoin, or prohibit any present or past business or practice of Bank of Richmond. Bank of Richmond has not been advised that any regulatory or other governmental authority or any court is contemplating, threatening, or requesting the issuance of any such agreement, order, injunction, directive, memorandum, judgment, stipulation, decree, or award.

(d) Bank of Richmond is not in violation of, or default in any material respect under, and Bank of Richmond has complied in all material respects with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions, or decrees of any court or federal, state, municipal, or other governmental or regulatory authority having jurisdiction or authority over it or its business operations, properties, or assets (including, without limitation, the Consumer Credit Protection Act and all other laws and regulations applicable to extensions of credit by Bank of Richmond). To the Best Knowledge of management of Bank of Richmond, there is no basis for any claim by any person or authority for compensation, reimbursement, or damages or other penalties for any violations described in this subparagraph (d).

2.15.  Real Properties.

(a) Bank of Richmond has Previously Disclosed to Financial Holdings a listing of all real property owned or leased by Bank of Richmond (including, without limitation, banking facilities and all other real estate or foreclosed properties, including improvements thereon, owned by Bank of Richmond) (collectively the “Bank of Richmond Real Property”) and all leases, if any, pertaining to any such Bank of Richmond Real Property to which Bank of Richmond is a party (the “Bank of Richmond Real Property Leases”). With respect to each parcel of the Bank of Richmond Real Property owned by Bank of Richmond, Bank of Richmond has good and marketable fee simple title to such Bank of Richmond Real Property and owns the same free and clear of all mortgages, liens, leases, encumbrances, title defects, and exceptions to title other than (i) the lien of current taxes not yet due and payable, and (ii) such imperfections of title and restrictions, covenants and easements (including utility easements) which do not materially and adversely affect the value of the Bank of Richmond Real Property and which do not and will not materially detract from, interfere with, or restrict the present or future use of the Bank of Richmond Real Property. With respect to each Bank of Richmond Real Property Lease: (A) such lease is valid and enforceable in accordance with its terms; (B) there currently exists no circumstance or condition which constitutes an event of default by Bank of Richmond or their lessor or which, with the passage of time or the giving of required notices, will or could constitute such an event of default; (C) the execution and delivery of this Agreement does not constitute an event of default thereunder; and (D) there are no provisions restricting assignment.

(b) The Bank of Richmond Real Property complies in all material respects with all applicable federal, state, and local laws, regulations, ordinances, or orders of any governmental or regulatory authority, including those relating to zoning, building and use permits, and the parcels of Bank of Richmond Real Property upon which Bank of Richmond’s banking or other offices are situated, or which are used by Bank of Richmond in conjunction with its banking or other offices or for other purposes, may be used under applicable zoning ordinances for the purposes for which they are currently used as a matter of right rather than as a conditional or nonconforming use.

(c) All improvements and fixtures included in or on the Bank of Richmond Real Property are in good condition and repair, ordinary wear and tear excepted, and there does not exist any condition which in any material respect interferes with Bank of Richmond’s use (or will interfere with Financial Holdings’ use after the Merger) or adversely affects the economic value thereof.

2.16.  Loans, Accounts, Notes and Other Receivables.

(a) All loans, accounts, notes and other receivables reflected as assets on Bank of Richmond’s books and records (i) have resulted from bona fide business transactions in the ordinary course of Bank of Richmond’s operations; (ii) in all material respects were made in accordance with Bank of Richmond’s customary loan policies and procedures; and (iii) except as Previously Disclosed, are owned by Bank of Richmond free and clear of all liens, encumbrances, assignments, participation or repurchase agreements, or other exceptions to title or to the ownership or collection rights of any other person or entity (other than Federal Home Loan Bank borrowings or repurchase agreements entered into in the ordinary course of business).

(b) All records of Bank of Richmond regarding all outstanding loans, accounts, notes, and other receivables, and all other real estate owned, are accurate in all material respects, and, with respect to each loan which Bank of Richmond’s loan documentation indicates is secured by any real or personal property or property rights (“Loan Collateral”), such loan is secured by valid, perfected, and enforceable liens on all such Loan Collateral having the priority described in Bank of Richmond’s records of such loan.

(c) Each loan reflected as an asset on Bank of Richmond’s books, and each guaranty therefor, is the legal, valid, and binding obligation of the obligor or guarantor thereon, and no defense, offset, or counterclaim has been asserted with respect to any such loan or guaranty.

(d) Bank of Richmond has Previously Disclosed to Financial Holdings a listing of (i) each loan, extension of credit, or other asset of Bank of Richmond which, as of September 30, 2006, was classified by the Comptroller or by Bank of Richmond as “Loss”, “Doubtful”, “Substandard”, or “Special Mention” (or otherwise by words of similar import), or which Bank of Richmond has designated as a special asset or for special handling or placed on any “watch list” because of concerns regarding the ultimate collectibility or deteriorating condition of such asset or any obligor or Loan Collateral therefor, and (ii) each loan or extension of credit of Bank of Richmond which, as of September 30, 2006, was past due thirty (30) days or more as to the payment of principal and/or interest, or as to which any obligor thereon (including the borrower or any guarantor) otherwise was in default, is the subject of a proceeding in bankruptcy, or otherwise has indicated an inability or intention not to repay such loan or extension of credit.

(e) To the Best Knowledge of management of Bank of Richmond, each of Bank of Richmond’s loans and other extensions of credit (with the exception of those loans and extensions of credit specified in the written listings described in Subparagraph (d) above) is collectible in the ordinary course of Bank of Richmond’s business in an amount which is not less than the amount at which it is carried on Bank of Richmond’s books and records.

(f) Bank of Richmond’s reserve for possible loan losses (the “Loan Loss Reserve”) has been established in conformity with GAAP, sound banking practices and all applicable requirements, rules and policies of the Comptroller and, in the best judgment of management of Bank of Richmond, is reasonable in view of the size and character of Bank of Richmond’s loan portfolio, current economic conditions and other relevant factors, and is adequate to provide for losses relating to or the risk of loss inherent in Bank of Richmond’s loan portfolios and other real estate owned.

2.17.  Securities Portfolio and Investments.  Bank of Richmond has Previously Disclosed to Financial Holdings a listing of all securities owned, of record or beneficially, by Bank of Richmond as of September 30, 2006. All securities owned are held free and clear of all mortgages, liens, pledges, encumbrances, or any other restriction or rights of any other person or entity, whether contractual or statutory (other than customary pledges in the ordinary course of its business to secure public funds deposits or Federal Home Loan Bank borrowings or repurchase agreements entered into in the ordinary course of business), which would materially impair the ability of Bank of Richmond to dispose freely of any such security or otherwise to realize the benefits of ownership thereof at any time. There are no voting trusts or other agreements or undertakings to which Bank of Richmond is a party with respect to the voting of any such securities. With respect to all “repurchase agreements” under which Bank of Richmond has “sold” securities under agreement to repurchase, Bank of Richmond has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed by Bank of Richmond, as the case may be, which is secured by such collateral.

Except for fluctuations in the market values of United States Treasury and agency securities, municipal securities, or other debt securities since September 30, 2006, there has been no material deterioration or adverse change in the quality, or any material decrease in the value, of Bank of Richmond’s securities portfolio as a whole.

2.18.  Personal Property and Other Assets.  Bank of Richmond has Previously Disclosed to Financial Holdings a listing of all banking equipment, data processing equipment, vehicles, and other personal property used by Bank of Richmond and material to the operation of its business. Such assets are owned or leased by Bank of Richmond free and clear of all liens, encumbrances, title defects, or exceptions to title. All personal property of Bank of Richmond material to its business is in good operating condition and repair, ordinary wear and tear excepted.

2.19.  Patents and Trademarks.  Bank of Richmond owns, possesses or has the right to use any and all patents, licenses, trademarks, trade names, copyrights, trade secrets and proprietary and other confidential information necessary to conduct its business as now conducted. Bank of Richmond has Previously Disclosed to Financial Holdings a listing of all such patents, licenses, trademarks, trade names, copyrights, trade secrets and proprietary rights. Bank of Richmond has not violated, and currently is not in conflict with, any patent, license, trademark, trade name, copyright or proprietary right of any other person or entity.

2.20.  Environmental Matters.

(a) As used in this Agreement, “Environmental Laws” shall mean, without limitation:

(i) all federal, state, and local statutes, regulations, ordinances, orders, decrees, and similar provisions having the force or effect of law (including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendment and Reauthorization Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, the Oil Pollutant Act, the Coastal Zone Management Act, any “Superfund” or “Superlien” law, including any amendments thereto from time to time); and

(ii) all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including, without limitation, all standards of conduct and bases of obligations relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, discharge, release, threatened release, control, or clean-up of any Hazardous Substances (as defined below).

As used in this Agreement, “Hazardous Substance” shall mean any materials, substances, wastes, chemical substances, or mixtures presently listed, defined, designated, or classified as hazardous, toxic, or dangerous, or otherwise regulated, under any Environmental Laws, whether by type, quantity or concentration, including without limitation pesticides, pollutants, contaminants, toxic chemicals, oil, or other petroleum products, byproducts or additives, asbestos or materials containing (or presumed to contain) asbestos, polychlorinated biphenyls, urea formaldehyde foam insulation, lead, radon, methyl tertiary butyl ether (“MTBE”) or radioactive material.

(b) Bank of Richmond has Previously Disclosed to Financial Holdings copies of all written reports, correspondence, notices, or other materials, if any, in its possession pertaining to environmental reports, surveys, assessments, notices of violation, notices of regulatory requirements, penalty assessments, claims, actions, or proceedings, past or pending, of the Bank of Richmond Real Property and any improvements thereon, or pertaining to any violation or alleged violation of Environmental Laws on, affecting or otherwise involving the Bank of Richmond Real Property or involving Bank of Richmond.

(c) To the Best Knowledge of management of Bank of Richmond after reasonable inquiry, there has been no presence, use, production, generation, handling, transportation, treatment, storage, disposal, emission, discharge, release, or threatened release of any Hazardous Substances by any person on, from or relating to the Bank of Richmond Real Property which constitutes a violation of any Environmental Laws, or any removal, clean-up or remediation of any Hazardous Substances from, on or relating to the Bank of Richmond Real Property.

(d) Bank of Richmond has not violated any Environmental Laws, and, to the Best Knowledge of management of Bank of Richmond after reasonable inquiry, there has been no violation of any Environmental Laws by any other person or entity for whose liability or obligation with respect to any particular matter or violation Bank of Richmond is or may be responsible or liable.

(e) Bank of Richmond is not subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to the Bank of Richmond Real Property by any person or entity.

(f) To the Best Knowledge of management of Bank of Richmond after reasonable inquiry, no facts, events or conditions relating to the Bank of Richmond Real Property or the operations of Bank of Richmond at any of its office locations, will prevent, hinder or limit continued compliance with Environmental Laws, or give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws.

(g) To the Best Knowledge of management of Bank of Richmond (it being understood by Financial Holdings that, for purposes of this representation, management of Bank of Richmond has not undertaken a review of each of Bank of Richmond’s loan files with respect to all Loan Collateral) and except as Previously Disclosed, (i) there has been no violation of any Environmental Laws by any person or entity (including any violation with respect to any Loan Collateral) for whose liability or obligation with respect to any particular matter or violation Bank of Richmond is or may be responsible or liable; (ii)  Bank of Richmond is not subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon, the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to any Loan Collateral, by any person or entity; and (iii) there are no facts, events or conditions relating to any Loan Collateral that will give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws.

2.21.  Absence of Brokerage or Finder’s Commissions.  Except for the engagement of Keefe, Bruyette & Woods, Inc. by Bank of Richmond the terms and conditions of which have been Previously Disclosed to Financial

Holdings: (i)  no person or firm has been retained by or has acted on behalf of, pursuant to any agreement, arrangement or understanding with, or under the authority of, Bank of Richmond or its Board of Directors, as a broker, finder or agent or has performed similar functions or otherwise is or may be entitled to receive or claim a brokerage fee or other commission in connection with or as a result of the transactions described herein; and, (ii) Bank of Richmond has not agreed, or has any obligation, to pay any brokerage fee or other commission to any person or entity in connection with or as a result of the transactions described herein, except for fees and commissions payable to Keefe, Bruyette & Woods, Inc.

2.22.  Material Contracts.  Other than a benefit plan or employment agreement Previously Disclosed to Financial Holdings pursuant to Paragraph 2.24 hereof, Bank of Richmond is not a party to or bound by any agreement (i)  involving money or other property in an amount or with a value in excess of $25,000 (ii) which is not to be performed in full within the six month period following the date of this Agreement; (iii) which calls for the provision of goods or services to Bank of Richmond and cannot be terminated without material penalty upon written notice to the other party thereto; (iv) which is material to Bank of Richmond and was not entered into in the ordinary course of business; (v) which involves hedging, options or any similar trading activity, or interest rate exchanges or swaps; (vi) which commits Bank of Richmond to extend any loan or credit (with the exception of letters of credit, lines of credit and loan commitments extended in the ordinary course of Bank of Richmond’s business); (vii) which involves the sale of any assets of Bank of Richmond which are used in and material to the operation of their business; (viii) which involves any purchase of real property, or which involves the purchase of any other assets in the amount of $10,000 or more in the case of any single transaction or $25,000 or more in the case of all such transactions; (ix) which involves the purchase, sale, issuance, redemption or transfer of any capital stock or other securities of Bank of Richmond; or (x) with any director, officer or principal shareholder of Bank of Richmond (including without limitation any consulting agreement, but not including any agreements relating to loans or other banking services which were made in the ordinary course of Bank of Richmond’s business and on substantially the same terms and conditions as were prevailing at that time for similar agreements with unrelated persons).

Bank of Richmond is not in default in any material respect, and there has not occurred any event which with the lapse of time or giving of notice or both would constitute a default, under any contract, lease, insurance policy, commitment, or arrangement to which it is a party or by which it or its property is or may be bound or affected or under which it or its property receives benefits, where the consequences of such default would have a material adverse effect on the financial condition, results of operations, prospects, business, assets, loan portfolio (other than cyclical variations in loan balances outstanding), investments, properties, or operations of Bank of Richmond.

2.23.  Employment Matters; Employee Relations.  Bank of Richmond has Previously Disclosed to Financial Holdings a listing of the names, years of credited service and current base salary or wage rates of all of its employees as of December 31, 2006. Bank of Richmond (i) has in all material respects in the ordinary course of its business paid in full to or accrued on behalf of all its directors, officers and employees all wages, salaries, commissions, bonuses, fees and other direct compensation for all labor or services performed by them to the date of this Agreement, and all vacation pay, sick pay, severance pay, overtime pay and other amounts for which it is obligated under applicable law or its existing agreements, benefit plans, policies or practices; and (ii) is in all material respects in compliance with all federal, state, and local laws, statutes, rules, and regulations with regard to employment and employment practices, terms and conditions, and wages and hours, and other compensation matters. No person has, to the Best Knowledge of management of Bank of Richmond, asserted that Bank of Richmond is liable in any amount for any arrearages in wages or employment taxes or for any penalties for failure to comply with any of the foregoing.

There is no action, suit, or proceeding by any person pending or, to the Best Knowledge of management of Bank of Richmond, threatened, against Bank of Richmond (or any of its employees), involving employment discrimination, sexual harassment, wrongful discharge, or similar claims.

Bank of Richmond is in all material respects in compliance with all applicable laws and regulations relating to employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration and the withholding of income taxes, unemployment compensation, workers compensation, employee privacy and right to know and social security contributions.

Bank of Richmond is not a party to or bound by any collective bargaining agreement with any of its employees, any labor union, or any other collective bargaining unit or organization. There is no pending or, to the Best Knowledge of management of Bank of Richmond, threatened labor dispute, work stoppage, or strike involving Bank of Richmond and any of its employees, or any pending or, to the Best Knowledge of management of Bank of Richmond, threatened proceeding in which it is asserted that Bank of Richmond has committed an unfair labor practice; and, to the Best Knowledge of management of Bank of Richmond, there is no activity involving it or any of its employees seeking to certify a collective bargaining unit or engaging in any other labor organization activity.

2.24.  Employment Agreements; Employee Benefit Plans.

(a) Bank of Richmond is not a party to or bound by any employment agreements with any of its directors, officers, or employees, except for the employment agreement between Bank of Richmond and Rex L. Smith III dated October 20, 2006. Bank of Richmond is also a party to severance agreements with six other executive officers, which have been Previously Disclosed to Financial Holdings.

(b) Bank of Richmond has Previously Disclosed to Financial Holdings a true and complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans; all employment and severance contracts; all medical, dental, health, and life insurance plans; all vacation, sickness and other leave plans, disability and death benefit plans; and all other employee benefit plans, contracts, or arrangements maintained or contributed to by Bank of Richmond for the benefit of any employees, former employees, directors, former directors or any of their beneficiaries (collectively, the “Bank of Richmond Plans”). True and complete copies of all Bank of Richmond Plans, including, but not limited to, any trust instruments or insurance contracts, if any, forming a part thereof or applicable to the administration of any such Bank of Richmond Plans or the assets thereof, and all amendments thereto, previously have been supplied to Financial Holdings. Bank of Richmond does not maintain, sponsor, contribute to or otherwise participate in any “Employee Benefit Plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any “Multi-employer Plan” within the meaning of Section 3(37) of ERISA, or any “Multiple Employer Welfare Arrangement” within the meaning of Section 3(40) of ERISA. Each Bank of Richmond Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) has received or applied for a favorable determination letter from the IRS to the effect that they are so qualified, and Bank of Richmond is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter. To the Best Knowledge of management of Bank of Richmond, all reports and returns with respect to the Bank of Richmond Plans required to be filed with any governmental department, agency, service or other authority, including without limitation IRS Form 5500 (Annual Report), have been properly and timely filed.

(c) To the Best Knowledge of management of Bank of Richmond, all “Employee Benefit Plans” maintained by or otherwise covering employees or former employees of Bank of Richmond, to the extent each is subject to ERISA, currently are, and at all times have been, in compliance with all material provisions and requirements of ERISA. There is no pending or, to the Best Knowledge of management of Bank of Richmond, threatened litigation relating to any Bank of Richmond Plan or any employee benefit plan, contract or arrangement previously maintained by Bank of Richmond. To the Best Knowledge of management of Bank of Richmond, Bank of Richmond has not engaged in a transaction with respect to any Bank of Richmond Plan that could subject Bank of Richmond to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(d) Bank of Richmond has delivered to Financial Holdings a true, correct and complete copy (including copies of all amendments thereto) of each retirement plan maintained by Bank of Richmond which is intended to be a plan qualified under Section 401(a) of the Code (collectively, the “Bank of Richmond Retirement Plans”), together with true, correct and complete copies of the summary plan descriptions relating to the Bank of Richmond Retirement Plans, the most recent determination letters received from the IRS regarding the Bank of Richmond Retirement Plans, and the most recent Annual Reports (Form 5500 series) and related schedules, if any, for the Bank of Richmond Retirement Plans.

To the Best Knowledge of management of Bank of Richmond, the Bank of Richmond Retirement Plans are qualified under the provisions of Section 401(a) of the Code, the trusts under the Bank of Richmond Retirement

Plans are exempt trusts under Section 501(a) of the Code, and determination letters have been issued or applied for with respect to the Bank of Richmond Retirement Plans to said effect, including determination letters covering the current terms and provisions of the Bank of Richmond Retirement Plans. There are no issues relating to said qualification or exemption of the Bank of Richmond Retirement Plans currently pending before the IRS, the United States Department of Labor, the Pension Benefit Guarantee Corporation or any court. To the Best Knowledge of management of Bank of Richmond, the Bank of Richmond Retirement Plans and the administration thereof meet (and have met since the establishment of the Bank of Richmond Retirement Plans) in all material respects all of the applicable requirements of ERISA, the Code and all other laws, rules and regulations applicable to the Bank of Richmond Retirement Plans and do not violate (and since the establishment of the Bank of Richmond Retirement Plans have not violated) in any material respect any of the applicable provisions of ERISA, the Code and such other laws, rules and regulations. Without limiting the generality of the foregoing and to the Best Knowledge of management of Bank of Richmond, all reports and returns with respect to the Bank of Richmond Retirement Plans required to be filed with any governmental department, agency, service or other authority have been properly and timely filed. There are no issues or disputes with respect to the Bank of Richmond Retirement Plans or the administration thereof currently existing between Bank of Richmond, or to the Best Knowledge of management of Bank of Richmond, any trustee or other fiduciary thereunder, and any governmental agency, any current or former employee of Bank of Richmond or beneficiary of any such employee, or any other person or entity. To the Best Knowledge of management of Bank of Richmond, no “reportable event” within the meaning of Section 4043 of ERISA has occurred at any time with respect to the Bank of Richmond Retirement Plans.

(e) No liability under subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Bank of Richmond with respect to the Bank of Richmond Retirement Plans or with respect to any other ongoing, frozen or terminated defined benefit pension plan currently or formerly maintained by Bank of Richmond. Bank of Richmond does not presently contribute, and has not contributed, to a “Multi-employer Plan.” All contributions required to be made pursuant to the terms of each of the Bank of Richmond Plans (including without limitation the Bank of Richmond Retirement Plans and any other “pension plan” (as defined in Section 3(2) of ERISA, provided such plan is intended to qualify under the provisions of Section 401(a) of the Code) maintained by Bank of Richmond have been timely made. Neither the Bank of Richmond Retirement Plans nor any other “pension plan” maintained by Bank of Richmond has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Bank of Richmond has not provided, and is not required to provide, security to any “pension plan” or to any “Single Employer Plan” pursuant to Section 401(a)(29) of the Code. Under the Bank of Richmond Retirement Plans and any other “pension plan” maintained by Bank of Richmond as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan’s most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of any such plan since the last day of the most recent plan year.

(f) Except as provided in the terms of the Bank of Richmond Retirement Plans themselves, there are no restrictions on the rights of Bank of Richmond to amend or terminate any Bank of Richmond Retirement Plan without incurring any liability thereunder. Neither the execution and delivery of this Agreement nor the consummation of the transactions described herein will, except as otherwise specifically provided in this Agreement, (i) result in any payment to any person (including without limitation any severance compensation or payment, unemployment compensation, “golden parachute” or “change in control” payment, or otherwise) becoming due under any plan or agreement to any director, officer, employee or consultant; (ii) increase any benefits otherwise payable under any plan or agreement; or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

2.25.  Insurance.  Bank of Richmond has Previously Disclosed to Financial Holdings a listing of each blanket bond, liability insurance, life insurance or other insurance policy in effect on September 30, 2006, and in which it was an insured party or beneficiary (each a “Bank of Richmond Policy” and collectively the “Bank of Richmond Policies”). The Bank of Richmond Policies provide coverage in such amounts and against such liabilities, casualties, losses, or risks as is customary or reasonable for entities engaged in Bank of Richmond’s businesses or as is required by applicable law or regulation. In the opinion of management of Bank of Richmond, the insurance coverage provided under the Bank of Richmond Policies is reasonable and adequate in all respects for Bank of Richmond. Each of the Bank of Richmond Policies is in full force and effect and is valid and enforceable in accordance with its terms, and is underwritten by an insurer of recognized financial responsibility and which is qualified to transact business in Virginia, and Bank of Richmond has taken all requisite actions (including the giving of required notices) under each such Policy in order to preserve all rights thereunder with respect to all matters. Bank of Richmond is not in default under the provisions of, has not received notice of cancellation or nonrenewal of or any material premium increase on, and has not failed to pay any premium on any Bank of Richmond Policy, and, to the Best Knowledge of management of Bank of Richmond, there has not been any inaccuracy in any application for any Bank of Richmond Policy. There are no pending claims with respect to any Bank of Richmond Policy (and there are no facts which would form the basis of any such claim), and, to the Best Knowledge of management of Bank of Richmond, there is currently no condition, and there has occurred no event, that is reasonably likely to form the basis for any such claim.

2.26.  Insurance Of Deposits.  All deposits of Bank of Richmond are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the maximum extent permitted by law, all deposit insurance premiums due from Bank of Richmond to the FDIC have been paid in full in a timely fashion, and no proceedings have been commenced or, to the Best Knowledge of management of Bank of Richmond, are contemplated by the FDIC or otherwise to terminate such insurance.

2.27.  Transactions with Management.  Except as Previously Disclosed and for (i) deposits, all of which are on terms and conditions comparable to those made available to other customers of Bank of Richmond at the time such deposits were entered into, (ii) arm’s length loans to employees entered into in the ordinary course of business, (iii) obligations under employee benefit plans of Bank of Richmond, and (iv) any loan or deposit agreements entered into in the ordinary course with customers of Bank of Richmond, there are no contracts with or commitments to directors, officers or employees involving the expenditure of more than $5,000 as to any one individual, including, with respect to any business directly or indirectly controlled by any such person, or $5,000 for all such contracts for commitments in the aggregate for all such individuals.

2.28  Derivative Contracts.  Bank of Richmond is not a party to, nor has it agreed to enter into, an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement which is a financial derivative contract (including various combinations thereof).

2.29  Accounting Controls; Disclosure Controls.  Bank of Richmond has devised and maintained a system of internal accounting control sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Bank of Richmond; (ii)  all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as Bank of Richmond or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) access to the material properties and assets of Bank of Richmond is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Bank of Richmond; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

To the extent required, Bank of Richmond has in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act to allow Bank of Richmond’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Bank of Richmond required under the 1934 Act.

2.30.  Affiliates.  Bank of Richmond has Previously Disclosed to Financial Holdings a listing of those persons deemed by Bank of Richmond as of the date of this Agreement to be “Affiliates” of Bank of Richmond (as that term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended (“1933 Act”)), including persons, trusts, estates, corporations, or other entities related to persons deemed to be Affiliates of Bank of Richmond.

2.31.  Obstacles to Regulatory Approval or Tax Treatment.  To the Best Knowledge of management of Bank of Richmond, there exists no fact or condition (including Bank of Richmond’s record of compliance with the

Community Reinvestment Act) relating to Bank of Richmond that may reasonably be expected to (i) prevent or materially impede or delay Financial Holdings from obtaining the regulatory approvals required in order to consummate the transactions described in this Agreement; or (ii) prevent the Merger from qualifying to be a reorganization under Section 368(a) of the Code; and, if any such fact or condition becomes known to Bank of Richmond, Bank of Richmond shall promptly (and in any event within three (3) days after obtaining such knowledge) communicate such fact or condition to Financial Holdings in writing.

2.32.  Disclosure.  To the Best Knowledge of management of Bank of Richmond, no written statement, certificate, schedule, list, or other written information furnished by or on behalf of Bank of Richmond to Financial Holdings in connection with this Agreement and the transactions described herein, when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FINANCIAL HOLDINGS

As used in this Article, unless the context indicates otherwise, any reference to Gateway Bank shall include its subsidiaries. Except as otherwise specifically described herein or as “Previously Disclosed” (as defined in Paragraph 10.13 below) to Bank of Richmond, Financial Holdings hereby makes the following representations and warranties to Bank of Richmond:

3.01.  Organization; Standing; Power.  Gateway Bank and Financial Holdings each (i) is duly organized and incorporated, validly existing, and in good standing under the laws of North Carolina; (ii) has all requisite power and authority (corporate and other) to own, lease, and operate their respective properties and to carry on their respective business as now being conducted; (iii) is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned, leased, or operated by it therein or in which the transaction of its business makes such qualification necessary, except where failure so to qualify would not have a material adverse effect on Gateway Bank or Financial Holdings, and (iv) is not transacting business or operating any properties owned or leased by it in violation of any provision of federal or state law or any rule or regulation promulgated thereunder, which violation would have a material adverse effect on Gateway Bank or Financial Holdings. Gateway Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. Gateway Bank is a member of the FHLB of Atlanta and the Federal Reserve System. Financial Holdings is registered as a financial holding company with the Board of Governors of the Federal Reserve System (“Federal Reserve”).

3.02.  Capital Stock.

(a) Financial Holdings’ authorized capital stock consists of 1,000,000 shares of preferred stock, no par value, of which no shares are outstanding and 20,000,000 shares of common stock, no par value, of which, as of December 20, 2006, 10,978,014 shares were issued and outstanding. As of the date hereof, no shares of Financial Holdings Common Stock or preferred stock were reserved for issuance, other than: (i) options to acquire 1,921,268 shares of Financial Holdings Common Stock issued pursuant to the stock option and omnibus plans of Financial Holdings in effect as of the date hereof (collectively the “Financial Holdings Stock Option Plans”) of which 1,641,264 have been granted; and (ii)  505,802 shares of Financial Holdings Common Stock issuable pursuant to the Gateway Financial Holdings, Inc. Dividend Reinvestment Plan.

Each outstanding share of the Financial Holdings Common Stock (i) has been duly authorized and is validly issued and outstanding, and is fully paid and nonassessable; and (ii) has not been issued in violation of the preemptive rights of any shareholder. The Financial Holdings Common Stock has been registered with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Financial Holdings is subject to the registration and reporting requirements of the 1934 Act.

(b) Gateway Bank’s authorized capital stock consists of 1,000,000 shares of preferred stock, no par value (“Gateway Bank Preferred Stock”) and 5,000,000 shares of common stock, $5.00 par value per share (the “Gateway

Bank Common Stock”). At the Effective Time, there will be 2,732,765 shares of Gateway Bank Common Stock issued and no outstanding shares of Gateway Bank Preferred Stock.

Each outstanding share of Gateway Bank Common Stock (i) has been duly authorized and is validly issued and outstanding, and is fully paid and nonassessable (except to the extent provided in Section 53-42 of the North Carolina General Statutes); and (ii) has not been issued in violation of the preemptive rights of any shareholder.

3.03.  Principal Shareholders.  Financial Holdings owns 100% of the outstanding Gateway Bank Common Stock. Other than as Previously Disclosed, no person or entity is known to management of Financial Holdings to beneficially own, directly or indirectly, more than 5% of the outstanding shares of Financial Holdings Common Stock.

3.04.  Subsidiaries.

(a) (i) Financial Holdings has Previously Disclosed to Bank of Richmond a list of all of the subsidiaries of Gateway Bank and Financial Holdings together with the jurisdiction of organization of each such subsidiary; (ii) Gateway Bank and Financial Holdings own, directly or indirectly, all the issued and outstanding equity securities of each of their respective Subsidiaries; (iii)  no equity securities of any of their respective subsidiaries are or may become required to be issued (other than to Gateway Bank, Financial Holdings or their respective wholly-owned subsidiaries) by reason of any contractual right or obligation or otherwise; (iv) there are no contracts, commitments, understandings or arrangements by which any of such subsidiaries are or may be bound to sell or otherwise transfer any equity securities of any such subsidiaries (other than to Gateway Bank, Financial Holdings or their respective wholly-owned subsidiaries); (v) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities; (vi) all of the equity securities of each subsidiary held by Gateway Bank, Financial Holdings, or their respective subsidiaries are fully paid and nonassessable (except to the extent the common stock of Gateway Bank is assessable as set forth in N.C.G.S. 53-42), are owned by Gateway Bank, Financial Holdings, or their respective subsidiaries free and clear of any liens, charges, encumbrances or security interests, have been duly authorized, and are validly issued and outstanding; and (vii) none of the equity securities of any subsidiary held by Gateway Bank or Financial Holdings have been issued in violation of the preemptive rights of any shareholder.

(b) As used in this Agreement, “subsidiary” shall have the same meaning as that term is defined in Rule 1-02 of Regulation S-X of the SEC.

(c) Other than The Plexus Fund I, L.P. and the Triangle Mezzanine Fund, LLP, Gateway Bank and Financial Holdings do not own beneficially, directly or indirectly, any equity securities or similar interests of any entity, or any interest in a partnership or joint venture of any kind, other than their respective Subsidiaries.

(d) Each of Gateway Bank’s and Financial Holdings’ subsidiaries is duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify would not have a material adverse effect on Gateway Bank or Financial Holdings.

3.05.  Convertible Securities, Options, Etc.  With the exception of stock options which have been granted and are outstanding under the Financial Holdings Stock Option Plans, neither Gateway Bank nor Financial Holdings have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of Financial Holdings Common Stock or any other securities of Gateway Bank or Financial Holdings; (ii) options, warrants, rights, calls, or other commitments of any nature which entitle any person to receive or acquire any shares of Financial Holdings Common Stock or any other securities of Gateway Bank or Financial Holdings; or (iii) plan, agreement or other arrangement pursuant to which shares of Financial Holdings Common Stock or any other securities of Gateway Bank or Financial Holdings, or options, warrants, rights, calls, or other commitments of any nature pertaining thereto, have been or may be issued.

3.06.  Authorization and Validity of Agreement.  This Agreement has been duly and validly approved by Financial Holdings’ Board of Directors in the manner required by law, and subject only to approval of this

Agreement by the shareholders of Financial Holdings (as contemplated by Paragraph 6.01(b) below) and by the Regulatory Authorities (as contemplated by Paragraph 6.02 below), (i) Financial Holdings has the corporate power and authority to execute and deliver this Agreement and to perform its obligations and agreements and carry out the transactions described herein; (ii) all corporate proceedings and approvals required to authorize Financial Holdings to enter into this Agreement and to perform its obligations and agreements and carry out the transactions described herein have been duly and properly taken; and (iii) this Agreement has been duly executed on behalf of Financial Holdings, and (assuming due authorization, execution and delivery by Financial Holdings) constitutes the valid and binding agreement of Financial Holdings, enforceable in accordance with its terms (except to the extent enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect which affect creditors’ rights generally; and (B) by legal and equitable limitations on the availability of injunctive relief, specific performance, and other equitable remedies, and (C)  general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions).

3.07.  Validity of Transactions, Absence of Required Consents or Waivers.  Subject to the approval of this Agreement by the shareholders of Financial Holdings and receipt of required approvals of Regulatory Authorities, except where the same would not have a material adverse effect on Gateway Bank or Financial Holdings, neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by Financial Holdings with any of its obligations or agreements contained herein, will: (i) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, Gateway Bank’s or Financial Holdings’ Articles of Incorporation or Bylaws, or any contract, agreement, lease, mortgage, note, bond, indenture, license, or obligation or understanding (oral or written) to which Gateway Bank or Financial Holdings is bound or by which it, its business, capital stock, or any properties or assets may be affected; (ii) result in the creation or imposition of any lien, claim, interest, charge, restriction, or encumbrance upon any of Gateway Bank’s or Financial Holdings’ properties or assets; (iii) violate any applicable federal or state statute, law, rule, or regulation, or any judgment, order, writ, injunction, or decree of any court, administrative or regulatory agency, or governmental body; (iv) result in the acceleration of any obligation or indebtedness of Gateway Bank or Financial Holdings; or (v) materially interfere with or otherwise adversely affect Gateway Bank’s or Financial Holdings’ ability to carry on its business as presently conducted.

No consents, approvals, or waivers are required to be obtained from any person or entity in connection with Financial Holdings’ execution and delivery of this Agreement, or the performance of its obligations or agreements or the consummation of the transactions described herein, except for required approvals of Financial Holdings’ shareholders and of Regulatory Authorities.

3.08.  Gateway Bank’s and Financial Holdings’ Books and Records.   Gateway Bank’s and Financial Holdings’ respective books of account and business records have been maintained in material compliance with all applicable legal and accounting requirements and such books and records are complete and reflect accurately in all material respects Gateway Bank’s or Financial Holdings’ respective items of income and expense and all of its assets, liabilities, and stockholders’ equity. The minute books of Gateway Bank and Financial Holdings accurately reflect in all material respects the corporate actions which their shareholders and Boards of Directors, and all committees thereof, have taken during the time periods covered by such minute books. All such minute books have been or will be made available to Bank of Richmond and its representatives.

3.09.  Gateway Reports.  Gateway Bank and Financial Holdings have filed all reports, registrations, and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the FDIC, (ii) the North Carolina Commissioner of Banks (the “Commissioner”), (iii) the SEC, (iv) the Federal Reserve, and (v) any other Regulatory Authorities. All such reports, registrations, and statements filed by Gateway Bank or Financial Holdings with the FDIC, the Commissioner, the SEC, the Federal Reserve, or other such regulatory authority are collectively referred to herein as the “Gateway Reports.” To the Best Knowledge (as such term is defined in Paragraph 10.14 hereof) of management of Financial Holdings, each Gateway Report complied in all material respects with all the statutes, rules, and regulations enforced or promulgated by the Regulatory Authority with which it was filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Neither Gateway Bank nor Financial Holdings has been notified by any Regulatory Authority that any Gateway Report was deficient in any material respect as to form or content.

3.10.  Financial Statements.  Financial Holdings has Previously Disclosed to Bank of Richmond a copy of its audited consolidated statements of financial condition as of December 31, 2005, 2004 and 2003, and its audited consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2005, 2004 and 2003, together with notes thereto (the “Gateway Audited Financial Statements”), and a copy of its unaudited consolidated balance sheet as of September 30, 2006 and its unaudited consolidated statements of operations for the three months ended September 30, 2003 and 2002 (the “Gateway Interim Financial Statements”). Following the date of this Agreement, Financial Holdings promptly will deliver to Bank of Richmond all other annual or interim financial statements prepared by or for Financial Holdings and Gateway Bank. The Gateway Audited Financial Statements and the Gateway Interim Financial Statements (including any related notes and schedules thereto) (i) are in accordance with Financial Holdings’ and Gateway Bank’s books and records; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated; and (iii) present fairly in all material respects Financial Holdings’ consolidated financial condition, assets and liabilities, results of operations, changes in stockholders’ equities, and changes in cash flows as of the dates indicated and for the periods specified therein. The Gateway Audited Financial Statements have been audited by Financial Holdings’ independent certified public accountants, Dixon Hughes PLLC.

3.11.  Absence of Material Adverse Changes or Certain Other Events.

(a) Since September 30, 2006, Gateway Bank and Financial Holdings have conducted their business only in the ordinary course and there has been no material adverse change, and there has occurred no event or development and there currently exists no condition or circumstance to the Best Knowledge of management of Financial Holdings which, with the lapse of time or otherwise, is reasonably likely to cause, create, or result in a material adverse change, in or affecting Financial Holdings’ consolidated financial condition or results of operations, prospects, business, assets, loan portfolio (other than cyclical variations in loan balances outstanding), investments, properties, or operations.

(b) Since September 30, 2006, and other than in the ordinary course of its business, neither Gateway Bank nor Financial Holdings have incurred any material liability or engaged in any material transaction or entered into any material agreement, suffered any loss, destruction, or damage to any of their properties or assets, or made a material acquisition or disposition of any assets or entered into any material contract or lease.

3.12.  Absence of Undisclosed Liabilities.  Neither Gateway Bank nor Financial Holdings have any material liabilities or obligations, whether known or unknown, matured or unmatured, accrued, absolute, contingent, or otherwise, whether due or to become due (including, without limitation, tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (i) those reflected in the Gateway Audited Financial Statements or the Gateway Interim Financial Statements; (ii) increases in deposit accounts, borrowings, and repurchase agreements in the ordinary course of business since September 30, 2006; or (iii) loan commitments in the ordinary course of business since September 30, 2006.

3.13.  Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies, or other proceedings or investigations (or, to the Best Knowledge of management of Financial Holdings, any facts or circumstances which reasonably could result in such), including, without limitation, any such action by any Regulatory Authority, which currently exists or is ongoing, pending, or, to the Best Knowledge of management of Financial Holdings, threatened, contemplated, or probable of assertion, against, relating to, or otherwise affecting Gateway Bank or Financial Holdings or any of their respective properties or assets or employees.

(b) Gateway Bank and Financial Holdings have all licenses, permits, orders, authorizations, or approvals (“Gateway Permits”) of any federal, state, local, or foreign governmental or regulatory body that are material to or necessary for the conduct of their business or to own, lease, and operate its properties. All such Gateway Permits are in full force and effect. No violations are or have been recorded in respect of any such Gateway Permits. No proceeding is pending or, to the Best Knowledge of management of Financial Holdings, threatened or probable of assertion to suspend, cancel, revoke, or limit any Gateway Permit.

(c) Neither Gateway Bank nor Financial Holdings are subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding, or other similar agreement, order, directive, memorandum, or consent of, with or issued by any Regulatory Authority (including, without limitation, the FDIC, the Federal Reserve, or the Commissioner) relating to its financial condition, directors or officers, operations, capital, regulatory compliance, or otherwise. There are no judgments, orders, stipulations, injunctions, decrees, or awards against Gateway Bank or Financial Holdings that in any manner limit, restrict, regulate, enjoin, or prohibit any present or past business or practice of Gateway Bank or Financial Holdings. Neither Gateway Bank nor Financial Holdings has been advised that any Regulatory Authority or any court is contemplating, threatening, or requesting the issuance of any such agreement, order, injunction, directive, memorandum, judgment, stipulation, decree, or award.

(d) To the Best Knowledge of management of Financial Holdings, neither Gateway Bank nor Financial Holdings is in violation of, or default in any material respect under, and Gateway Bank and Financial Holdings have complied in all material respects with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions, or decrees of any court or federal, state, municipal, or other Regulatory Authority having jurisdiction or authority over either of their business operations, properties, or assets (including, without limitation, all provisions of North Carolina law relating to usury, the Consumer Credit Protection Act, and all other laws and regulations applicable to extensions of credit by Gateway Bank or Financial Holdings). To the Best Knowledge of management of Financial Holdings, there is no basis for any claim by any person or authority for compensation, reimbursement, or damages or other penalties for any violations described in this subparagraph.

3.14.  Absence of Brokerage or Finders Commissions.  Except for the engagement of Ryan Beck & Co., Inc. by Financial Holdings, (i) no person or firm has been retained by or has acted on behalf of, pursuant to any agreement, arrangement or understanding with, or under the authority of, Financial Holdings or its Board of Directors, as a broker, finder or agent or has performed similar functions or otherwise is or may be entitled to receive or claim a brokerage fee or other commission in connection with or as a result of the transactions described herein; and, (ii) Financial Holdings has not agreed, and has no obligation, to pay any brokerage fee or other commission to any person or entity in connection with or as a result of the transactions described herein.

3.15.  Insurance.  Gateway Bank and Financial Holdings currently maintain a blanket bond and policies of liability insurance and other insurance (the “Gateway Policies”), which provide coverage in such amounts and against such liabilities, casualties, losses, or risks as is customary or reasonable for entities engaged in Gateway Bank’s or Financial Holdings’ businesses or as is required by applicable law or regulation; and, in the reasonable opinion of management of Financial Holdings, the insurance coverage provided under the Gateway Policies is reasonable and adequate in all respects for Gateway Bank or Financial Holdings. Each of the Gateway Policies is in full force and effect and is valid and enforceable in accordance with its terms, and is underwritten by an insurer of recognized financial responsibility and which is qualified to transact business in North Carolina, and Gateway Bank and Financial Holdings have taken all requisite actions (including the giving of required notices) under each such Gateway Policy in order to preserve all rights thereunder with respect to all matters. Neither Gateway Bank nor Financial Holdings is in default under the provisions of, neither has received any notice of cancellation or nonrenewal of, or any material premium increase on, or any failure to pay any premium on any Gateway Policy. To the Best Knowledge of management of Financial Holdings, there has not been any inaccuracy in any application for any Gateway Policy. There are no pending claims with respect to any Gateway Policy and, to the Best Knowledge of management of Financial Holdings, there are currently no conditions, and there has been no occurrence of any event, that is reasonably likely to form the basis for any such claim.

3.16.  Loans, Accounts, Notes and Other Receivables.

(a) All loans, accounts, notes and other receivables reflected as assets on Financial Holdings’ or Gateway Bank’s books and records (i) have resulted from bona fide business transactions in the ordinary course of Financial Holdings’ or Gateway Bank’s operations; (ii) in all material respects were made in accordance with Financial Holdings’ or Gateway Bank’s customary loan policies and procedures; and (iii) are owned by Financial Holdings or Gateway Bank free and clear of all liens, encumbrances, assignments, participation or repurchase agreements, or other exceptions to title or to the ownership or collection rights of any other person or entity (other than Federal Home Loan Bank borrowings or repurchase agreements entered into in the ordinary course of business).

(b) All records of Financial Holdings and Gateway Bank regarding all outstanding loans, accounts, notes, and other receivables, and all other real estate owned, are accurate in all material respects. With respect to each loan which Gateway Bank’s loan documentation indicates is secured by any real or personal property or property rights (“Loan Collateral”), such loan is secured by valid, perfected, and enforceable liens on all such Loan Collateral having the priority described in Gateway Bank’s records of such loan.

(c) Each loan reflected as an asset on Financial Holdings’ or Gateway Bank’s books, and each guaranty therefor, is the legal, valid, and binding obligation of the obligor or guarantor thereon, and no defense, offset, or counterclaim has been asserted with respect to any such loan or guaranty.

(d) To the Best Knowledge of management of Financial Holdings, each of Financial Holdings’ or Gateway Bank’s loans and other extensions of credit (with the exception of those loans and extensions of credit which Gateway Bank has designated as special assets or for special handling or placed on any “watch list” because of concerns regarding the ultimate collectibility or deteriorating condition of such assets or any obligors or Loan Collateral therefor) is collectible in the ordinary course of Financial Holdings’ or Gateway Bank’s business in an amount which is not less than the amount at which it is carried on Financial Holdings’ or Gateway Bank’s books and records.

(e) Gateway Bank’s reserve for possible loan losses (the “Loan Loss Reserve”) has been established in conformity with GAAP, sound banking practices and all applicable requirements, rules and policies of the Commissioner and the Federal Reserve and, in the best judgment of management of Gateway Bank, is reasonable in view of the size and character of Gateway Bank’s loan portfolio, current economic conditions and other relevant factors, and is adequate to provide for losses relating to or the risk of loss inherent in Gateway Bank’s loan portfolios and other real estate owned.

3.17.  Securities Portfolio and Investments.  All securities owned by Gateway Bank are held free and clear of all mortgages, liens, pledges, encumbrances, or any other restriction or rights of any other person or entity, whether contractual or statutory (other than customary pledges in the ordinary course of its business to secure public funds deposits or Federal Home Loan Bank borrowings or repurchase agreements entered into in the ordinary course of business), which would materially impair the ability of Gateway Bank to dispose freely of any such security or otherwise to realize the benefits of ownership thereof at any time. There are no voting trusts or other agreements or undertakings to which Gateway Bank is a party with respect to the voting of any such securities. With respect to all “repurchase agreements” under which Gateway Bank has “sold” securities under agreement to repurchase, Gateway Bank has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed by Gateway Bank, as the case may be, which is secured by such collateral.

Except for fluctuations in the market values of United States Treasury and agency securities, municipal securities, or other debt securities since September 30, 2006, there has been no material deterioration or adverse change in the quality, or any material decrease in the value, of Gateway Bank’s securities portfolio as a whole.

3.18.  Obstacles to Regulatory Approval or Tax Treatment.  To the Best Knowledge of management of Financial Holdings, there exists no fact or condition (including Gateway Bank’s record of compliance with the Community Reinvestment Act) relating to Gateway Bank or Financial Holdings that may reasonably be expected to (i) prevent or materially impede or delay Gateway Bank, Financial Holdings or Bank of Richmond from obtaining the regulatory approvals required in order to consummate transactions described herein, or (ii) prevent the Merger from qualifying to be a reorganization under Section 368(a) of the Code. If any such fact or condition becomes known to Financial Holdings, Financial Holdings shall promptly (and in any event within three days after obtaining such knowledge) communicate such fact or condition to Bank of Richmond in writing.

3.19.  Disclosure.  To the Best Knowledge of management of Financial Holdings, no written statement, certificate, schedule, list, or other written information furnished by or on behalf of Gateway Bank or Financial Holdings to Bank of Richmond in connection with this Agreement and the transactions described herein, when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

COVENANTS OF BANK OF RICHMOND

4.01.  Affirmative Covenants of Bank of Richmond.  Bank of Richmond hereby covenants and agrees as follows with Financial Holdings:

(a)  “Affiliates” of Bank of Richmond.  Bank of Richmond will use its best efforts to cause each person who is an Affiliate of Bank of Richmond (as defined in Paragraph 2.30 above) to execute and deliver to Financial Holdings at least five (5) days prior to the Closing a written agreement (the “Affiliates’ Agreement”) relating to restrictions on shares of Financial Holdings Common Stock to be received by such Affiliates pursuant to this Agreement and which Affiliates’ Agreement shall be in form and content reasonably satisfactory to Financial Holdings. Certificates for the shares of Financial Holdings Common Stock issued to Affiliates of Bank of Richmond shall bear a restrictive legend (substantially in the form as shall be set forth in the Affiliates’ Agreement) with respect to the restrictions applicable to such shares. Such restrictions shall be imposed on the Financial Holdings Common Stock to be issued to affiliates of the Bank of Richmond, however, only to the extent necessary to meet the minimum requirements of any applicable federal or state rules or regulations.

(b)  Bank of Richmond Shareholders Meeting.  Bank of Richmond agrees to cause its annual meeting of its shareholders (the “Bank of Richmond Shareholders Meeting”) to consider the approval of the Merger and the ratification and adoption of this Agreement. In connection with the call and conduct of, and all other matters relating to the Bank of Richmond Shareholders Meeting (including the solicitation of proxies), Bank of Richmond will comply in all material respects with all provisions of applicable law and regulations and with its Articles of Incorporation and Bylaws.

(c)  Conduct of Business Prior to Effective Time.  While the parties recognize that the operation of Bank of Richmond until the Effective Time is the responsibility of Bank of Richmond’s Board of Directors and officers, Bank of Richmond agrees that, between the date of this Agreement and the Effective Time, and except as prohibited by law or otherwise provided herein or expressly agreed to in writing by Financial Holdings’ President, Bank of Richmond will carry on its business in and only in the regular and usual course in substantially the same manner as such business heretofore was conducted, and, to the extent consistent with such business and within its ability to do so, Bank of Richmond agrees that it will:

(i) use its reasonable best efforts to preserve intact its present business organization, keep available its present officers and employees, and preserve its relationships with customers, depositors, creditors, correspondents, suppliers, and others having business relationships with it;

(ii) use its reasonable best efforts to maintain all of its properties and equipment in customary repair, order and condition, ordinary wear and tear excepted;

(iii) maintain its books of account and records in the usual, regular and ordinary manner in accordance with sound business practices applied on a consistent basis;

(iv) comply in all material respects with all laws, rules and regulations applicable to it, its properties, assets or employees and to the conduct of its business;

(v) not change its policies or procedures, including existing loan underwriting guidelines, in any material respect except as may be required by law;

(vi) continue to maintain in force insurance such as is described in Paragraph 2.25 hereof; not modify any bonds or policies of insurance in effect as of the date hereof unless the same, as modified, provides substantially equivalent coverage; and, not cancel, allow to be terminated or, to the extent available, fail to renew, any such bond or policy of insurance unless the same is replaced with a bond or policy providing substantially equivalent coverage; and,

(vii) promptly provide to Financial Holdings such information about its financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties, employees or operations, as Financial Holdings reasonably shall request.

(d)  Periodic Financial and Other Information.  Following the date of this Agreement and until the Effective Time, Bank of Richmond will deliver to Financial Holdings, as soon as each is available or within the time frames set forth below:

(i) an income statement and a statement of condition after each month end (including branch Cost Center detail, DDA Trial Balance, SAV Trial Balance and COD Trial Balance);

(ii) a copy of all interim financial statements after each quarter end;

(iii) a copy of each report, registration, statement, or other communication or regulatory filing made with or to any Regulatory Authority simultaneous with the filing or making thereof;

(iv) information regarding each new extension of credit in excess of $500,000 (other than a loan secured by a first lien on a one-to-four family principal residence which is being made for the purchase or refinancing of that residence with a loan to value of 80% or less) within ten business days after each calendar month end;

(v) an analysis of the Loan Loss Reserve and management’s assessment of the adequacy of the Loan Loss Reserve within twenty-one days after each calendar quarter end;

(vi) an analysis and assessment of all classified or “watch list” loans, along with the outstanding balance and amount specifically allocated to the Loan Loss Reserve for each such classified or “watch list” Loan within twenty-one days after each calendar month end; and,

(vii) the following information with respect to loans and other extensions of credit (such assets being referred to in this Agreement as “Loans”) as of, and within twenty-one days following, each calendar month end:

(A) a list of Loans past due for 30 days or more as to principal or interest;

(B) a list of Loans in nonaccrual status;

(C) a list of all Loans without principal reduction for a period of longer than one year;

(D) a list of all foreclosed real property or other real estate owned and all repossessed personal property;

(E) a list of each reworked or restructured Loan still outstanding, including original terms, restructured terms and status; and

(F) a list of any actual or threatened litigation by or against Bank of Richmond, which list shall contain a description of circumstances surrounding such litigation, its present status and management’s evaluation of such litigation.

(e)  Notice Of Certain Changes Or Events.  Following the execution of this Agreement and up to the Effective Time, Bank of Richmond promptly will notify Financial Holdings in writing of and provide to Financial Holdings such information as it shall request regarding (i) any material adverse change in its financial condition, results of operations, prospects, business, assets, loan portfolio (other than cyclical variations in loan balances outstanding), investments, properties or operations or of the actual or prospective occurrence of any condition or event which, with the lapse of time or otherwise, is reasonably likely to cause, create or result in any such material adverse change; or (ii) the actual or prospective existence or occurrence of any condition or event which, with the lapse of time or otherwise, has caused or may or could cause any statement, representation, or warranty of Bank of Richmond herein, to be or become materially inaccurate, misleading, or incomplete, or which has resulted or may or could cause, create, or result in the breach or violation in any material respect of any of Bank of Richmond’s covenants or agreements contained herein or in the failure of any of the conditions described in Paragraphs 7.01 or 7.03 below.

(f)  Accruals for Loan Loss Reserve and Expenses.  Bank of Richmond will cooperate with Financial Holdings and will make such appropriate accounting entries in its books and records and take such other actions as Bank of Richmond shall, in its sole discretion, deem to be necessary or desirable in anticipation of the Merger, including without limitation additional provisions to Bank of Richmond’s Loan Loss Reserve or accruals or the creation of reserves for employee benefit and expenses related to the transactions described in this Agreement; provided, however, that notwithstanding any provision of this Agreement to the contrary, and except as otherwise agreed to by Bank of Richmond and Financial Holdings, Bank of Richmond shall not be required to make any such accounting entries until immediately prior to the Closing.

(g)  Consents to Assignment of Leases.  Bank of Richmond will use its best efforts to obtain any required consents of its lessors to the assignment to Financial Holdings of Bank of Richmond’s rights and obligations under any personal property leases, each of which consents shall be in such form as shall be specified by Financial Holdings.

(h)  Access.  Bank of Richmond agrees that, following the date of this Agreement and to and including the Effective Time, it will provide Financial Holdings and its employees, accountants, legal counsel, environmental consultants or other representatives access to all its books, records, files and other information (whether maintained electronically or otherwise), to all its properties and facilities, and to all its employees, accountants, legal counsel and consultants, as Financial Holdings shall, in its sole discretion, consider to be necessary or appropriate; provided, however, that any investigation or reviews conducted by or on behalf of Financial Holdings shall be performed in such a manner as will not interfere unreasonably with Bank of Richmond’s normal operations or with their relationships with their customers or employees, and shall be conducted in accordance with procedures established by the parties.

(i) Deposit Liabilities.  Following the date of this Agreement and up to the Effective Time, Bank of Richmond will make pricing decisions with respect to its deposit accounts in a manner consistent with its past practices based on competition and prevailing market rates in its banking markets and will give Financial Holdings notice of any material changes in the pricing of its deposit accounts.

(j)  Further Action; Instruments of Transfer, Etc.  Bank of Richmond covenants and agrees with Financial Holdings that it (i) will use its reasonable best efforts in good faith to take or cause to be taken all action reasonably required of it hereunder as promptly as practicable so as to permit the consummation of the transactions described herein at the earliest possible date, (ii) shall perform all acts and execute and deliver to Financial Holdings all documents or instruments reasonably required herein or as otherwise shall be reasonably necessary or useful to or reasonably requested by either of them in consummating such transactions, and, (iii) will cooperate with Financial Holdings in every reasonable way in carrying out, and will pursue diligently the expeditious completion of, such transactions.

4.02.  Negative Covenants of Bank of Richmond.  Bank of Richmond hereby covenants and agrees that, between the date hereof and the Effective Time, neither Bank of Richmond nor any of its subsidiaries will do any of the following things or take any of the following actions without the prior written consent and authorization of Financial Holdings’ President:

(a)  Amendments to Articles of Incorporation or Bylaws.  Bank of Richmond will not amend its Articles of Incorporation or Bylaws.

(b)  Change in Capital Stock.  Bank of Richmond will not (i) make any change in its authorized capital stock, or create any other or additional authorized capital stock or other securities; or (ii) issue (including any issuance of shares pursuant to a stock dividend or any issuance of any securities convertible into capital stock), sell, purchase, redeem, retire, reclassify, combine, or split any shares of its capital stock or other securities, or enter into any agreement or understanding with respect to any such action. However, notwithstanding anything contained herein to the contrary, Bank of Richmond shall be permitted to issue shares of Bank of Richmond Common Stock upon the exercise of stock options that are outstanding as of the date of this Agreement.

(c)  Options, Warrants, and Rights.  Bank of Richmond will not grant or issue any options, warrants, calls, puts, or other rights of any kind relating to the purchase, redemption, or conversion of shares of its capital stock or any other securities (including securities convertible into capital stock) or enter into any agreement or understanding with respect to any such action.

(d)  Dividends.  Bank of Richmond will not declare or pay any dividends or make any other distributions on or in respect of any shares of its capital stock or otherwise to its shareholders.

(e)  Employment, Benefit, or Retirement Agreements or Plans.  Except as required by law, Bank of Richmond will not: (i) (except for regularly scheduled salary adjustments of a non-executive officer or employee in the normal course of business in any event not to exceed five percent (5%) of such employee’s current base salary) enter into or become bound by any contract, agreement, or commitment for the employment or compensation of any officer, employee, or consultant which is not immediately terminable by Bank of Richmond without cost or other liability on no more than thirty (30) days notice; (ii) adopt, enter into, or become bound by any new or additional profit-sharing, bonus, incentive, change in control, “golden parachute,” stock option, stock purchase, pension, retirement, insurance (hospitalization, life, or other), or similar contract, agreement, commitment, understanding, plan, or arrangement (whether formal or informal) with respect to or which provides for benefits for any of its current or former directors, officers, employees, or consultants; or (iii) enter into or become bound by any contract with or commitment to any labor or trade union or association or any collective bargaining group.

(f)  Accounting Practices.  Bank of Richmond will not make any changes in its accounting methods, practices, or procedures or in depreciation or amortization policies, schedules, or rates heretofore applied (except as required by GAAP or governmental regulations).

(g)  Changes in Business Practices.  Except as may be required by Regulatory Authorities (including but not limited to the Comptroller) or any other governmental or other regulatory agency, or as shall be required by applicable law, regulation, or this Agreement, Bank of Richmond will not (i)  change in any material respect the nature of its business or the manner in which it conducts its business; (ii) discontinue any material portion or line of its business; or (iii) change in any material respect its lending, investment, asset-liability management, or other material banking or business policies.

(h)  Acquisition or Disposition of Assets.  Bank of Richmond will not:

(i) Sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of, any real estate in any amount other than real estate owned;

(ii) Sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of, any equipment or any other fixed or capital asset (other than real estate) having a book value or a fair market value, whichever is greater, of more than $25,000 for any individual item or asset, or more than $100,000 in the aggregate for all such items or assets;

(iii) Purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of, any real property in any amount;

(iv) Purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of, any equipment or any other fixed asset (other than real estate) having a purchase price, or involving aggregate lease payments, in excess of $25,000 for any individual item or asset, or more than $100,000 in the aggregate for all such items or assets;

(v) Enter into any purchase or other commitment or contract for supplies or services which obligates Bank of Richmond for a period longer than one hundred and eighty (180) days;

(vi) Except in the ordinary course of its business consistent with its past practices and only after first providing Financial Holdings the opportunity to participate, sell, purchase or repurchase, or enter into or become bound by any contract, agreement, option or commitment to sell, purchase or repurchase, any loan or other receivable or any participation in any loan or other receivable; provided, however, Bank of Richmond may modify or adjust participation levels for existing loan participations, which have been Previously Disclosed; or

(vii) Except in the ordinary course of its business consistent with its past practices, sell or dispose of, or enter into or become bound by any contract, agreement, option or commitment relating to the sale or other disposition of, any other asset (whether tangible or intangible, and including without limitation any trade name, trademark, copyright, service mark or intellectual property right or license); or assign its right to or otherwise give any other person its permission or consent to use or do business under the corporate name of Bank of Richmond or any name similar thereto; or release, transfer or waive any license or right granted to it by any other person to use any trademark, trade name, copyright, service mark or intellectual property right.

(i)  Debt; Liabilities.  Except in the ordinary course of its business consistent with its past practices, Bank of Richmond will not (i)  enter into or become bound by any promissory note, loan agreement or other agreement or arrangement pertaining to the borrowing of money; (ii) assume, guarantee, endorse or otherwise become responsible or liable for any obligation of any other person or entity; or (iii) incur any other liability or obligation (absolute or contingent).

(j)  Liens; Encumbrances.  Bank of Richmond will not mortgage, pledge or subject any of its assets to, or permit any of its assets to become or, except for those liens or encumbrances Previously Disclosed to Financial Holdings, remain subject to, any lien or any other encumbrance (other than in the ordinary course of business consistent with its past practices in connection with securing public funds deposits, repurchase agreements, or Federal Home Loan Bank borrowings).

(k)  Waiver of Rights.  Bank of Richmond will not waive, release or compromise any rights in its favor against or with respect to any of its officers, directors or shareholders or members of families of officers, directors or shareholders, nor will Bank of Richmond waive, release or compromise any material rights against or with respect to any other person or entity except in the ordinary course of business and in good faith for fair value in money or money’s worth.

(l)  Other Contracts.  Bank of Richmond will not enter into or become bound by any contracts, agreements, commitments or understandings (other than those permitted elsewhere in this Paragraph 4.02) (i) for or with respect to any charitable contributions exceeding the budgeted amounts; (ii) with any governmental agency or Regulatory Authority; (iii) pursuant to which Bank of Richmond would assume, guarantee, endorse or otherwise become liable for the debt, liability or obligation of any other person or entity; (iv) which is entered into other than in the ordinary course of its business; or (v) which, in the case of any one contract, agreement, commitment or understanding, and whether or not in the ordinary course of its business, would obligate or commit Bank of Richmond to make expenditures over any period of time of more than $25,000 (other than contracts, agreements, commitments or understandings entered into in the ordinary course of Bank of Richmond’s lending operations).

(m) Aggregate Deposit Liabilities.  Bank of Richmond will not take any actions designed to materially increase or decrease the aggregate level of its deposits from that contemplated in the fiscal year 2007 budget provided to Financial Holdings.

(n)  Foreclosures.  Except in the ordinary course of business in connection with any foreclosure of a mortgage or deed of trust securing a loan, Bank of Richmond will not bid for or purchase any real property which is covered by that mortgage or deed of trust or which is the subject of that foreclosure.

ARTICLE V

COVENANTS OF FINANCIAL HOLDINGS

5.01.  Affirmative Covenants of Financial Holdings.  Financial Holdings hereby covenants and agrees as follows with Bank of Richmond:

(a)  Financial Holdings Shareholders Meeting.  Financial Holdings agrees to cause its annual meeting of its shareholders (the “Financial Holdings Shareholders Meeting”) to consider the approval of the Merger and the ratification and adoption of this Agreement. In connection with the call and conduct of, and all other matters relating to the Financial Holdings Shareholders Meeting (including the solicitation of proxies),

Financial Holdings will comply in all material respects with all provisions of applicable law and regulations and with its Articles of Incorporation and Bylaws.

(b)  Access.  Financial Holdings agrees that, following the date of this Agreement and to and including the Effective Time, it will provide Bank of Richmond and its employees, accountants, legal counsel, environmental consultants or other representatives access to all its books, records, files and other information (whether maintained electronically or otherwise), to all its properties and facilities, and to all its employees, accountants, legal counsel and consultants, as Bank of Richmond shall, in its sole discretion, consider to be necessary or appropriate; provided, however, that any investigation or reviews conducted by or on behalf of Bank of Richmond shall be performed in such a manner as will not interfere unreasonably with Financial Holdings’ normal operations or with its relationship with its customers or employees, and shall be conducted in accordance with procedures established by the parties; and, provided further, that Bank of Richmond shall not have any right of access to Financial Holdings’ personnel files and records.

(c) Further Action; Instruments of Transfer.  Financial Holdings covenants and agrees with Bank of Richmond that it (i) will use its best efforts in good faith to take or cause to be taken all action required of it under this Agreement as promptly as practicable so as to permit the consummation of the transactions described herein at the earliest possible date; (ii) shall perform all acts and execute and deliver to Bank of Richmond all documents or instruments required herein, or as otherwise shall be reasonably necessary or useful to or requested by Bank of Richmond, in consummating such transactions; (iii) will cooperate with Bank of Richmond in every way in carrying out, and will pursue diligently the expeditious completion of, such transactions; and, (iv) shall take such corporate action as is necessary to authorize the issuance of additional shares of Financial Holdings Common Stock as necessary to complete the Merger.

(d)  Employment of Other Bank of Richmond Employees.  In the case of employees of Bank of Richmond other than those employees of Bank of Richmond that are party to an employment agreement as provided in Paragraph 5.01(g) (“Bank of Richmond Employees”), and provided they remain employed by Bank of Richmond at the Effective Time, Financial Holdings will attempt in good faith to locate positions with Gateway Bank for which employment may be offered, and Gateway Bank will offer employment to as many of those employees as Financial Holdings, in its discretion, considers to be feasible. For those employees to whom employment is offered, Financial Holdings shall use its best efforts to provide them with the net difference in salary comparable to the difference between their cost for participation in the Bank of Richmond medical plan and the cost for participation in the Gateway Bank medical plan. However, notwithstanding anything contained in this Agreement to the contrary, Financial Holdings shall not have any obligation to employ or provide employment to any Bank of Richmond Employee or to any particular number of such employees. Any employment so offered to a Bank of Richmond Employee shall be in such a position, at such location within Gateway Bank’s branch system, and for such rate of compensation, as Financial Holdings shall determine in its sole discretion. Each such person’s employment shall be on an “at-will” basis, and nothing in this Agreement shall be deemed to constitute an employment agreement with any such person or to obligate Financial Holdings to employ any such person for any specific period of time or in any specific position or to restrict Financial Holdings’ right to terminate the employment of any such person at any time and for any reason satisfactory to it. The Bank of Richmond Employees listed on Schedule 5.01(d) attached hereto shall receive the payments listed thereon if they continue their employment with Bank of Richmond until the Closing or the date of processing conversion whichever is deemed necessary and if they are not offered employment by Financial Holdings at the Effective Time. Any other Bank of Richmond Employee who is not offered employment by Financial Holdings at the Effective Time (“Non-Continuing Employee”), will be paid one (1) week’s salary for each full year of credited service with Bank of Richmond by the Non-Continuing Employee, with a minimum of four (4) weeks salary for each such Non-Continuing Employee.

(e)  Employee Benefits.  Following the Effective Time, except as otherwise provided in this Agreement, any employee of Bank of Richmond who becomes an employee of Gateway Bank (a “New Employee”) shall be entitled to receive all employee benefits and to participate in all benefit plans provided by Gateway Bank on the same basis (including cost) and subject to the same eligibility and vesting requirements, and to the same conditions, restrictions and limitations, as generally are in effect and applicable to other newly hired employees of Gateway Bank, except that New Employees shall be immediately eligible to participate in all benefit plans. Each New Employee shall be given credit for his or her full years of credited service with Bank of Richmond for purposes of, including but not limited to: (i) eligibility for participation and vesting in Gateway Bank’s Section 401(k) savings plan; and (ii) for all purposes under Gateway Bank’s other benefit plans (including entitlement to vacation and sick leave). A New Employee’s participation will be without regard to pre-existing condition requirements under Gateway Bank’s health insurance plan, provided that any such pre-existing condition was covered under Bank of Richmond’s health insurance plan(s) at the effective date of coverage under Gateway Bank’s health insurance plan and the New Employee provides evidence of such previous coverage in a form satisfactory to Gateway Bank’s health insurance carrier.

(f)  Board of Directors.  In accordance with the provisions of Paragraph 1.06 hereof, at the Effective Time, Financial Holdings will cause a director in office as a director of Bank of Richmond at the Effective Time, as selected by the Bank of Richmond and acceptable to Financial Holdings, in its sole discretion, to be appointed a director of Financial Holdings and Gateway Bank (the “Richmond Director”). The Richmond Director’s continued service as a director of Financial Holdings and Gateway Bank will be subject to the normal nomination and election processes. Each member of the Board of Directors of Bank of Richmond serving at the Effective Time who will not serve as the Richmond Director shall either: (i) be appointed by Financial Holdings, in its sole discretion, to serve on the advisory board of Gateway Bank for the Bank of Richmond region of Virginia (“Advisory Director”); or (ii) be paid a lump sum of $10,000. Provided any such Advisory Director does not serve as a director, officer, employee or consultant to an entity reasonably deemed to compete with Gateway Bank, each such Advisory Director shall be entitled to receive from Gateway Bank, for the five years following the Effective Time, fees in an amount equal to $150 per month, paid in monthly installments. Following expiration of this five-year period, any Advisory Director who elects to continue as an advisory board member shall be compensated in the same manner as other advisory board members of Gateway Bank. For purposes of this Agreement, Advisory Directors and the Richmond Director are referred to herein as the Continuing Directors.

(g)  Employment and Severance Agreements.  Provided he remains employed by Bank of Richmond at the Effective Time in his current position, Financial Holdings shall enter into an employment agreement with Rex L. Smith III and Mr. Smith shall execute a termination agreement and release with Bank of Richmond, which shall contain substantially the same terms and conditions and be in substantially the same forms as attached as Exhibit 5.01(g) to this Agreement. Provided they remain employed by Bank of Richmond at the Effective Time in their current positions, Financial Holdings shall enter into severance agreements with Matthew D. White and Larry Ashworth, which shall contain substantially the same terms and conditions and be in substantially the same form as attached as Exhibit 5.01(g) to this Agreement. Financial Holdings shall honor the terms and provisions of the severance agreements with the remaining four executive officers, which have been Previously Disclosed to Financial Holdings.

(h) Bank of Richmond Division.  Subject to the approval of the Commissioner, for a period of at least two years and up to five years from the Effective Time, Financial Holdings agrees to operate a division under the name “The Bank of Richmond, a division of Gateway Bank &Trust Co.”

(i)  “Blue Sky” Approvals.  Financial Holdings shall use its best efforts to take all actions, if any, required by applicable state securities or “blue sky” laws (i) to cause the Financial Holdings Common Stock issued at the Effective Time, at the time of the issuance thereof, to be duly qualified or registered (unless exempt) under such laws, or to cause all conditions to any exemptions from qualification or registration thereof under such laws to have been satisfied; and (ii) to obtain any and all other approvals or consents to the issuance of the Financial Holdings Common Stock that are required under state or federal law.

(j)  Available Funds.  By Closing, Financial Holdings will have transferred to its Exchange Agent the funds necessary to satisfy its cash obligations under Article I of this Agreement.

(k)  NASDAQ Notification.  By the date which is 15 days prior to the Effective Time, Financial Holdings shall file with the National Association of Securities Dealers such notifications and other materials (and shall pay such fees) as shall be required for the listing on Nasdaq of the shares of Financial Holdings Common Stock to be issued to Bank of Richmond’s shareholders as Stock Consideration pursuant to the Merger.

5.02.  Negative Covenants of Financial Holdings.  Financial Holdings hereby covenants and agrees that, between the date hereof and the Effective Time, Financial Holdings will not do any of the following things or take any of the following actions without the prior written consent and authorization of Bank of Richmond:

(a)  Amendments to Articles of Incorporation or Bylaws.  Financial Holdings will not amend its Articles of Incorporation or Bylaws (other than to increase the authorized number of directors).

(b)  Change In Capital Stock.  Financial Holdings will not (i) make any change in its authorized capital stock, or create any other or additional authorized capital stock or other securities; or (ii) purchase, redeem, retire, reclassify, combine, or split any shares of its capital stock or other securities or enter into any agreement or understanding with respect to any such action.

(c)  Options, Warrants, and Rights.  Other than the grant of stock options pursuant to the Financial Holdings Stock Option Plans, Financial Holdings will not grant or issue any options, warrants, calls, puts, or other rights of any kind relating to the purchase, redemption, or conversion of shares of its capital stock or any other securities (including securities convertible into capital stock) or enter into any agreement or understanding with respect to any such action.

(d)  Accounting Practices.  Neither Gateway Bank nor Financial Holdings will make any changes in its accounting methods, practices, or procedures or in depreciation or amortization policies, schedules, or rates heretofore applied (except as required by GAAP or governmental regulations).

(e)  Changes in Business Practices.  Except as may be required by the FDIC, the Commissioner, the SEC, the Federal Reserve, or any other governmental agency or other Regulatory Authority or as shall be required by applicable law, regulation, or this Agreement, neither Gateway Bank nor Financial Holdings will (i) change in any material respect the nature of its business or the manner in which it conducts its business; (ii) discontinue any material portion or line of its business; or (iii) change in any material respect its lending, investment, asset-liability management, or other material banking or business policies.

ARTICLE VI

MUTUAL AGREEMENTS

6.01.  Registration Statement; Proxy Statement/Prospectus; Recommendation.

(a)  Registration Statement.  As soon as practicable following the execution of this Agreement, Financial Holdings and Bank of Richmond shall in consultation with each other prepare, and Financial Holdings shall file with the SEC, a registration statement on Form S-4 (or on such other form as Financial Holdings shall determine to be appropriate) (the “Registration Statement”) covering the Financial Holdings Common Stock to be issued to shareholders of Bank of Richmond pursuant to this Agreement, and will use their respective reasonable best efforts in good faith to see that the Registration Statement is declared effective by the SEC under the 1933 Act. Additionally, Financial Holdings and Bank of Richmond shall in consultation with each other take all such other actions, if any, as shall be required by applicable state securities or “blue sky” laws (i) to cause the Financial Holdings Common Stock to be issued upon consummation of the Merger, at the time of the issuance thereof, to be duly qualified or registered (unless exempt) under such laws; (ii) to cause all conditions to any exemptions from qualification or registration under such laws to have been satisfied; and (iii) to obtain any and all required approvals or consents to the issuance of such stock.

(b)  Preparation and Distribution of Joint Proxy Statement/Prospectus.  Financial Holdings and Bank of Richmond jointly will prepare a “Proxy Statement/Prospectus” for distribution to both Bank of Richmond’s and Financial Holdings’ shareholders as the proxy statement relating to their solicitation of proxies for use at the Bank of Richmond Shareholder Meeting, the Financial Holdings Shareholder Meeting, and as Financial Holdings’ prospectus relating to the offer and distribution of Financial Holdings Common Stock as described herein. The Proxy Statement/Prospectus shall be in such form and shall contain or be accompanied by such information regarding the Bank of Richmond Shareholder Meeting, the Financial Holdings Shareholders Meeting, this Agreement, the parties hereto, and the transactions described or contemplated herein as is required by applicable law and regulations of the SEC applicable to Financial Holdings and of the Comptroller applicable to Bank of Richmond and otherwise as shall be agreed upon by Bank of Richmond and Financial Holdings. Financial Holdings shall include the Proxy Statement/Prospectus as the prospectus in the Registration Statement. Bank of Richmond shall cause the Proxy Statement/Prospectus to be filed with the Comptroller for review; and each party hereto will cooperate with the other in good faith and will use its respective reasonable best efforts in good faith to respond to any comments of the Comptroller or the SEC thereon.

Bank of Richmond and Financial Holdings will each mail the Proxy Statement/Prospectus to its respective shareholders as soon as practicable following the date on which it is cleared by the Comptroller and the Registration Statement is declared effective by the SEC.

(c)  Recommendation of Bank of Richmond’s and Financial Holdings’ Boards of Directors.  Unless, due to a material change in circumstances or for any other reason, either Bank of Richmond’s or Financial Holdings’ Board of Directors reasonably believes, based on a written opinion of outside counsel, that such a recommendation would violate the directors’ duties or obligations as such to Bank of Richmond, Financial Holdings, or to their respective shareholders under applicable law, a majority of Bank of Richmond’s and Financial Holdings’ Boards of Directors will recommend to and actively encourage their respective shareholders to vote their shares of Bank of Richmond Common Stock at the Bank of Richmond Shareholder Meeting and Financial Holdings Common Stock at the Financial Holdings Shareholders Meeting to approve and adopt this Agreement and the Merger, and the Proxy Statement/Prospectus mailed to Bank of Richmond’s and Financial Holdings’ shareholders will so indicate and state that Bank of Richmond’s and Financial Holdings’ Boards of Directors considers the Merger to be advisable and in the best interests of Bank of Richmond, Financial Holdings and their respective shareholders.

6.02.  Regulatory Approvals.  Promptly following the date of this Agreement, Financial Holdings and Bank of Richmond each shall use their respective reasonable best efforts in good faith to (i) prepare and file, or cause to be prepared and filed, all applications for regulatory approvals and actions as may be required of them, respectively, by applicable law and regulations with respect to the transactions described herein (including applications to the Federal Reserve, and to any other applicable federal or state banking, securities, or other regulatory authority as may be required), and (ii) obtain all necessary regulatory approvals required for consummation of the transactions described herein. Before the filing thereof, each party to this Agreement (and its counsel) shall have the right to review and comment on the form and content of any such application to be filed by the other party. Should the appearance of any of the officers, directors, employees, or counsel of any of the parties hereto be requested by any other party or by any governmental agency at any hearing in connection with any such application, such party shall promptly use its best efforts to arrange for such appearance.

6.03.  Information for Proxy Statement/Prospectus and Regulatory Approvals.  Financial Holdings and Bank of Richmond each agrees to respond promptly, and to use its reasonable best efforts to cause its directors, officers, counsel, accountants, and affiliates to respond promptly to requests by any other party or its counsel for information for inclusion in the various applications for regulatory approvals and in the Proxy Statement/Prospectus and the Registration Statement. Financial Holdings and Bank of Richmond each hereby covenants that none of the information provided by it for inclusion in such documents and applications will, at the time of mailing of those materials to their respective shareholders, or at the time of receipt of any such required approval of a Regulatory Authority, as the case may be, contain any untrue statement of a material fact or omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

6.04.  Expenses.  Subject to the provisions of Paragraph 8.03 and 10.16, whether or not this Agreement shall be terminated or the Merger shall be consummated, Bank of Richmond and Financial Holdings each shall pay its own legal, accounting, and financial advisory fees and all its other costs and expenses incurred or to be incurred in connection with the execution and performance of its obligations under this Agreement or otherwise in connection with this Agreement and the transactions described herein (including, without limitation all accounting fees, legal fees, consulting and advisory fees, filing fees, printing costs, and travel expenses). All costs incurred in connection with the printing and mailing of the Proxy Statement/Prospectus shall be deemed to be incurred and shall be paid by Bank of Richmond and Financial Holdings in the proportion that their respective number of shareholders bears to the combined number of shareholders of Bank of Richmond and Financial Holdings.

6.05.  Confidentiality.  Financial Holdings and Bank of Richmond agree that each will treat as confidential and not disclose to any unauthorized person any documents or other information obtained from or learned about the other during the course of the negotiation of this Agreement and the carrying out of the events and transactions described herein (including any information obtained during the course of any due diligence investigation or review provided for herein or otherwise) and which documents or other information relates in any way to the business, operations, personnel, customers, or financial condition of such other party; and that it will not use any such documents or other information for any purpose except for the purposes for which such documents and information were provided to it and in furtherance of the transactions described herein. However, the above obligations of confidentiality shall not prohibit the disclosure of any such document or information by any party to this Agreement to the extent (i) such document or information is then available generally to the public or is already known to the person or entity to whom disclosure is proposed to be made (other than through the previous actions of such party in violation of this Paragraph 6.05), (ii) such document or information was available to the disclosing party on a nonconfidential basis prior to the same being obtained pursuant to this Agreement, (iii) disclosure is required by subpoena or order of a court or regulatory authority of competent jurisdiction, or by the SEC, Comptroller or other regulatory authorities in connection with the transactions described herein, or (iv) to the extent that, in the reasonable opinion of legal counsel to such party, disclosure otherwise is required by law. Financial Holdings and Bank of Richmond shall cause their respective subsidiaries and affiliates, and all of their respective officers, directors, employees and agents to comply with the provisions of this Paragraph 6.05.

In the event this Agreement is terminated for any reason, each party hereto immediately shall return to the other party all copies of any and all documents or other written materials or information of or relating to such other parties which were obtained from them or their Subsidiaries or affiliates during the course of the negotiation of this Agreement and the carrying out of the events and transactions described herein (whether during the course of any due diligence investigation or review provided for herein or otherwise) and which documents or other information relates in any way to the business, operations, personnel, customers, or financial condition of such other parties.

The parties’ obligations of confidentiality under this Paragraph 6.05 shall survive and remain in effect following any termination of this Agreement.

6.06.  Real Property Matters.

(a) Financial Holdings, at its own option or expense, may cause to be conducted (i) a title examination, physical survey, zoning compliance review, and structural inspection of the Bank of Richmond Real Property and improvements thereon (the “Property Examination”); and (ii) site inspections, historic reviews, regulatory analyses, and Phase 1 environmental assessments of the Bank of Richmond Real Property, together with such other studies, testing and intrusive sampling and analyses as Financial Holdings shall deem necessary or desirable (the “Environmental Survey”).

(b) If, in the course of the Property Examination or Environmental Survey, Financial Holdings discovers a “Material Defect” (as defined below) with respect to the Bank of Richmond Real Property, Financial Holdings will give prompt written notice thereof to Bank of Richmond describing the facts or conditions constituting the Material Defect, and Financial Holdings shall have the option, exercisable upon written notice to Bank of Richmond, to either (i) waive the Material Defect; or (ii) terminate this Agreement.

(c) For purposes of this Agreement, a “Material Defect” shall include:

(i) the existence of any lien (other than the lien of real property taxes not yet due and payable), encumbrance, zoning restriction, easement, covenant, or other restriction, title imperfection or title irregularity, or the existence of any facts or conditions that constitute a breach of Bank of Richmond’s representations and warranties contained in Paragraph 2.15 or 2.20, in either such case that Financial Holdings reasonably believes will affect its use of any parcel of the Bank of Richmond Real Property for the purpose for which it currently is used or the value or marketability of any parcel of the Bank of Richmond Real Property, or as to which Financial Holdings otherwise objects; or

(ii) the existence of any structural defects or conditions of disrepair in the improvements on the Bank of Richmond Real Property (including any equipment, fixtures or other components related thereto) that

Financial Holdings reasonably believes would cost an aggregate of $500,000 or more to repair, remove or correct as to all such Bank of Richmond Real Property; or

(iii) the existence of facts or circumstances relating to any of the Bank of Richmond Real Property reflecting that (A) there likely has been a discharge, disposal, release, threatened release, or emission by any person of any Hazardous Substance (as such term is defined in Paragraph 2.20(a)(ii) hereof) on, from, under, at, or relating to the Bank of Richmond Real Property; or (B) any action has been taken or not taken, or a condition or event likely has occurred or exists, with respect to the Bank of Richmond Real Property which constitutes or would constitute a violation of any Environmental Laws or any contract or other agreement between Bank of Richmond and any other person or entity, as to which, in either such case, Financial Holdings reasonably believes, based on the advice of legal counsel or other consultants, that Bank of Richmond could become responsible or liable, or that Bank of Richmond could become responsible or liable following the Effective Time for assessment, removal, remediation, monetary damages, or civil, criminal or administrative penalties or other corrective action and in connection with which the amount of expense or liability which Bank of Richmond could incur, or for which Bank of Richmond could become responsible or liable, following consummation of the Merger at any time or over any period of time could equal or exceed an aggregate of $500,000 or more as to all such Bank of Richmond Real Property.

6.07.  Treatment of Bank of Richmond Stock Options.

(a) Bank of Richmond will obtain from each person who submits a Surrendered Option, and will deliver to Financial Holdings at the Closing, a written agreement in a form specified by Financial Holdings agreeing to the surrender of such person’s Bank of Richmond Stock Option upon payment of the amount described in Paragraph 1.05(l).

(b) Financial Holdings and Bank of Richmond agree that, as of the Effective Time, Financial Holdings shall assume the Bank of Richmond stock option plans and all Bank of Richmond Stock Options that are not Surrendered Options shall be assumed by Financial Holdings on their then current terms and conditions and be converted into options to purchase shares of Financial Holdings Common Stock, such conversion to be made such that following the Effective Time, each Bank of Richmond Stock Option will represent an option to purchase a number of shares of Financial Holdings Common Stock equal to the Exchange Ratio for every one (1) share of Bank of Richmond Common Stock covered by such Bank of Richmond Stock Option prior to the Effective Time with an appropriate adjustment to the exercise price for such Bank of Richmond Stock Option. In addition, each Bank of Richmond Stock Option which is an “incentive stock option” shall be adjusted as required by Section 424 of the Code and the regulations promulgated thereunder so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Code. Financial Holdings and Bank of Richmond shall take all necessary steps to effectuate the foregoing provisions of this Paragraph 6.07(b), including appropriate amendments to the Bank of Richmond option plans, if necessary.

(c) At or prior to the Effective Time, Financial Holdings shall take all corporate action necessary to reserve for issuance sufficient shares of Financial Holdings Common Stock for delivery upon exercise of the Bank of Richmond Stock Options assumed by it in accordance with this Paragraph 6.07. As soon as practicable after the Effective Time, Financial Holdings shall file a registration statement on Form S-8 (or any successor or other appropriate form), with respect to the shares of Financial Holdings Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

6.08.  Tax Opinion.  Financial Holdings and Bank of Richmond agree to use their best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and to obtain from Maupin Taylor, P.A. a written opinion (the “Tax Opinion”), addressed jointly to the Boards of Directors of Financial Holdings and Bank of Richmond, to the foregoing effect. Each further agrees that it will not intentionally take any action that would cause the Merger to fail to so qualify.

6.09.  Directors’ and Officers’ Liability Insurance.  At the option of Bank of Richmond, Bank of Richmond may obtain or require Financial Holdings to obtain and maintain, in effect for three years from the Closing Date, the current directors’ and officers’ liability insurance policies maintained by Bank of Richmond or substitute policies or “tail” coverage of at least the same coverage containing terms and conditions that are not, taken as a whole, materially less favorable to the insured with respect to matters occurring prior to the Effective Time. Such insurance shall cover all persons and entities who are currently covered by Bank of Richmond’s existing directors’ and officers’ liability policy (including all existing directors and officers of Bank of Richmond) and shall include coverage for matters occurring prior to the Effective Time.

For a period of six (6) years after the Closing Date, Financial Holdings shall indemnify, defend and hold harmless each person entitled to indemnification from Bank of Richmond (each an “Indemnified Party”) against all liability arising out of actions or omissions occurring at or prior to the Effective Time of the Merger (including, without limitation, transactions contemplated by this Agreement) to the same extent and subject to the conditions set forth in Bank of Richmond Certificate of Incorporation and Bylaws, in each as in effect as of the date hereof.

After the Closing Date, directors, officers and employees of Bank of Richmond, except for the indemnification rights provided for in the subparagraph above, shall have indemnification rights having prospective application only. These prospective indemnification rights shall consist of such rights to which directors, officers and employees of Financial Holdings and its subsidiaries would be entitled under the Certificate of Incorporation and Bylaws of Financial Holdings or the particular subsidiary for which they are serving as officers, directors or employees and under such directors; and officers’ liability insurance policy as Financial Holdings may then make available to officers, directors and employees of Financial Holdings and its subsidiaries.

ARTICLE VII

CONDITIONS PRECEDENT TO MERGER

7.01.  Conditions to All Parties’ Obligations.  Notwithstanding any other provision of this Agreement to the contrary, the obligations of each of the parties to this Agreement to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a)  Approval by Governmental or Regulatory Authorities; No Disadvantageous Conditions.  (i) The Merger and the other transactions described herein shall have been approved, to the extent required by law, by the Federal Reserve and by all other governmental agencies or Regulatory Authorities having jurisdiction over such transaction, (ii) no governmental agency or Regulatory Authority shall have withdrawn its approval of such transactions or imposed any condition on such transactions or conditioned its approval thereof, which condition is reasonably deemed by Financial Holdings or Bank of Richmond to be materially disadvantageous or burdensome or to impact so adversely the economic or business benefits of this Agreement as to render it inadvisable for such party to consummate the transactions contemplated herein; (iii) all waiting periods required following necessary approvals by governmental agencies or Regulatory Authorities shall have expired, and, in the case of any waiting period imposed by law or regulation following approval by the Federal Reserve, or other governmental agency or Regulatory Authority, no unwithdrawn objection to the transactions contemplated herein shall have been raised by the U.S. Department of Justice; and (iv) all other consents, approvals, and permissions, and the satisfaction of all of the requirements prescribed by law or regulation, necessary to the carrying out of the transactions contemplated herein shall have been procured.

(b)  Effectiveness of Registration Statement, Compliance with Securities and Other “Blue Sky” Requirements.  The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC. Financial Holdings shall have taken all such actions, if any, as required by applicable state securities laws (i) to cause the Financial Holdings Common Stock to be issued upon consummation of the Merger, at the time of the issuance thereof, to be duly qualified or registered (unless exempt) under such laws; (ii) to cause all conditions to any exemptions from qualification or registration under such laws to have been satisfied; and (iii) to obtain any and all required approvals or consents with respect to the issuance of such stock, and any such required approvals or consents shall have been obtained and shall remain in effect.

(c)  Adverse Proceedings, Injunction, Etc.  There shall not be (i)  any order, decree, or injunction of any court or agency of competent jurisdiction which enjoins or prohibits the Merger or any of the other transactions described herein or any of the parties hereto from consummating any such transaction; (ii) any pending or threatened investigation of the Merger or any of such other transactions contemplated herein by the U.S. Department of Justice, or any actual or threatened litigation under federal antitrust laws relating to the Merger or any other such transactions; or (iii)  any suit, action, or proceeding by any person (including any governmental, administrative, or regulatory agency), pending or threatened before any court or governmental agency in which it is sought to restrain or prohibit Bank of Richmond, Financial Holdings, or Gateway Bank from consummating the transactions contemplated herein or carrying out any of the terms or provisions of this Agreement; or (iv) any other suit, claim, action, or proceeding pending or threatened against Bank of Richmond, Financial Holdings, or Gateway Bank or any of their officers or directors which shall reasonably be considered by Bank of Richmond or Financial Holdings to be materially burdensome in relation to the proposed transactions or materially adverse in relation to the financial condition of such corporation, and which has not been dismissed, terminated, or resolved to the satisfaction of all parties hereto within ninety (90) days of the institution or threat thereof

(d)  Approval by Boards of Directors and Shareholders.  The Boards of Directors of Bank of Richmond and Financial Holdings shall have duly approved and adopted this Agreement by appropriate resolutions and the shareholders of Bank of Richmond and Financial Holdings shall have duly approved, ratified, and confirmed this Agreement and the transactions contemplated herein, all to the extent required by and in accordance with the provisions of this Agreement, applicable law, and applicable provisions of their respective Articles of Incorporation and Bylaws.

(e)  Fairness Opinions.

(i) Financial Holdings shall have received from Ryan Beck & Co., Inc. a written opinion (the “Financial Holdings Fairness Opinion”) to the effect that payment of the Merger Consideration is fair, from a financial point of view, to Financial Holdings and its shareholders as of the date of approval of this Agreement by its Board of Directors.

(ii) Bank of Richmond shall have received from Keefe, Bruyette & Woods, Inc. a written opinion (the “Bank of Richmond Fairness Opinion”) to the effect that the Merger Consideration received by Bank of Richmond’s shareholders is fair, from a financial point of view, to Bank of Richmond and its shareholders as of the date of approval of this Agreement by its Board of Directors.

(f)  Tax Opinion.  Financial Holdings and Bank of Richmond shall have received the Tax Opinion from Maupin Taylor, P.A. in form satisfactory to each of them.

(g)  Listing of Financial Holdings’ Stock.  The Stock Consideration shall have been approved for inclusion in the Nasdaq Global Market effective as of the Effective Time.

(h)  No Termination or Abandonment.  This Agreement shall not have been terminated by any party hereto.

(i)  Articles of Merger; Other Actions.  Articles of Merger filing the Plan of Merger as described in Paragraph 1.07 of this Agreement pertaining to the Merger shall have been duly executed by Financial Holdings and filed with the North Carolina Secretary of State as provided in that Paragraph.

7.02.  Additional Conditions to Bank of Richmond’s Obligations.   Notwithstanding any other provision of this Agreement to the contrary, Bank of Richmond’s obligations to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a)  Material Adverse Change.  There shall not have been any material adverse change in the financial condition or results of operations of Gateway Bank or Financial Holdings, and there shall not have occurred any event or development and there shall not exist any condition or circumstance which, with the lapse of time or otherwise, is reasonably likely to cause, create, or result in any such material adverse change.

(b)  Compliance with Laws.  Financial Holdings shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described herein and where the violation of or failure to comply with any such law or regulation is reasonably likely to have a material adverse effect on the financial condition or results of operations of Financial Holdings.

(c)  Financial Holdings’s Representations and Warranties and Performance of Agreements; Officers’ Certificate.  Unless waived in writing by Bank of Richmond as provided in Paragraph 10.02 below, each of the representations and warranties of Financial Holdings contained in this Agreement shall have been true and correct as of the date hereof and shall remain true and correct in all material respects on and as of the Effective Time with the same force and effect as though made on and as of such date, except (i) for changes which are not, in the aggregate, material and adverse to the financial condition and results of operations of Financial Holdings; and (ii) as otherwise contemplated by this Agreement; and Financial Holdings shall have performed in all material respects all of its respective obligations, covenants, and agreements hereunder to be performed by it on or before the Closing Date.

Bank of Richmond shall have received a certificate dated as of the Closing Date and executed by Financial Holdings’ President and Chief Financial Officer to the foregoing effect and as to any other matter as Bank of Richmond may reasonably request.

(d)  Legal Opinion of Financial Holdings’s Counsel.  Bank of Richmond shall have received from Financial Holdings’ counsel, Maupin Taylor, P.A., Raleigh, North Carolina, a written opinion, dated as of the Closing Date and in form and substance reasonably satisfactory to Bank of Richmond.

(e)  Other Documents and Information from Financial Holdings.   Financial Holdings shall have provided to Bank of Richmond correct and complete copies of their respective Bylaws, Articles of Incorporation, and board and shareholder resolutions (all certified by their respective secretaries), together with a certificate of the incumbency of its officers and such other closing documents and information as may be reasonably requested by Bank of Richmond or its counsel.

(f)  Acceptance by Bank of Richmond’s Counsel.  The form and substance of all legal matters described herein or related to the transactions contemplated herein shall be reasonably acceptable to Bank of Richmond’s legal counsel, Executive Counsel, PLC, Richmond, Virginia.

7.03.  Additional Conditions to Financial Holdings’ Obligations.   Notwithstanding any other provision of this Agreement to the contrary, Financial Holdings’ obligation to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a)  Material Adverse Change.  There shall not have been any material adverse change in the financial condition or results of operations of Bank of Richmond, and there shall not have occurred any event or development and there shall not exist any condition or circumstance which, with the lapse of time or otherwise, is reasonably likely to cause, create, or result in any such material adverse change.

(b)  Compliance with Laws.  Bank of Richmond shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described herein and where the violation of or failure to comply with any such law or regulation is reasonably likely to have a material adverse effect on the financial condition or results of operations of Bank of Richmond.

(c)  Bank of Richmond’s Representations and Warranties and Performance of Agreements; Officers’ Certificate.  Unless waived in writing by Financial Holdings as provided in Paragraph 10.02 below, each of the representations and warranties of Bank of Richmond contained in this Agreement shall have been true and correct in all material respects as of the date hereof and shall remain true and correct in all material respects on and as of the Effective Time with the same force and effect as though made on and as of such date, except (i) for changes which are not, in the aggregate, material or adverse to the financial condition or results of operations of Bank of Richmond; and (ii) as otherwise contemplated by this Agreement; and Bank of Richmond shall have performed in all material respects all its obligations, covenants, and agreements hereunder to be performed by it on or before the Closing Date.

Financial Holdings shall have received a certificate dated as of the Closing Date and executed by Bank of Richmond’s President and Chief Financial Officer to the foregoing effect and as to such other matters as may be reasonably requested by Financial Holdings.

(d)  Legal Opinion of Bank of Richmond’s Counsel.  Financial Holdings shall have received from Bank of Richmond’s counsel, Executive Counsel, PLC, Richmond, Virginia, a written opinion, dated as of the Closing Date and in the form and substance reasonably satisfactory to Financial Holdings.

(e)  Other Documents and Information from Bank of Richmond.  Bank of Richmond shall have provided to Financial Holdings correct and complete copies of its Articles of Incorporation, Bylaws, and board and shareholder resolutions (all certified by Bank of Richmond’s Secretary), together with certificates of the incumbency of Bank of Richmond’s officers and such other closing documents and information as may be reasonably requested by Financial Holdings or its counsel.

(f)  Acceptance by Financial Holdings’ Counsel.  The form and substance of all legal matters described herein or related to the transactions contemplated herein shall be reasonably acceptable to Financial Holdings’ legal counsel, Maupin Taylor, P.A., Raleigh, North Carolina.

(g)  Affiliates’ Agreements.  Financial Holdings shall have received an Affiliates Agreement executed by each person who is an Affiliate of Bank of Richmond (as defined in Paragraph 2.30 above) at least five (5) days prior to the Closing in form and content reasonably satisfactory to Financial Holdings.

(h) Option Plan Matters.  Bank of Richmond shall have delivered to Financial Holdings the written agreement of each holder submitting a Surrendered Option, as required by Paragraph 6.07(a).

(i) Officer Agreements.  Rex L. Smith III shall have entered into the Employment Agreement and Termination Agreement and Release set forth in Paragraph 5.01(g) hereof.

ARTICLE VIII

TERMINATION; BREACH

8.01.  Mutual Termination.  At any time prior to the Effective Time (and whether before or after approval hereof by the shareholders of Financial Holdings or Bank of Richmond), this Agreement may be terminated by the mutual agreement of Financial Holdings and Bank of Richmond. Upon any such mutual termination, all obligations of Financial Holdings and Bank of Richmond hereunder shall terminate and each party shall pay its own costs and expenses as provided in Paragraph 6.04 above.

8.02.  Unilateral Termination.  This Agreement may be terminated by either Financial Holdings or Bank of Richmond (whether before or after approval hereof by Bank of Richmond’s or Financial Holdings’ shareholders) upon written notice to the other party in the manner provided herein and under the circumstances described below.

(a)  Termination by Bank of Richmond.  This Agreement may be terminated by Bank of Richmond by action of its Board of Directors:

(i) if any of the conditions to the obligations of Bank of Richmond set forth in Paragraphs 7.01 and 7.02 shall not have been satisfied in all material respects or effectively waived in writing by Bank of Richmond within 15 days of receipt of all shareholder and regulatory approvals (except to the extent that the failure of such condition to be satisfied has been caused by the failure of Bank of Richmond to satisfy any of its obligations, covenants or agreements contained herein);

(ii) if Financial Holdings shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Articles V or VI herein in any material respect;

(iii) if Bank of Richmond determines at any time that any of Financial Holdings’ representations or warranties contained in Article III hereof or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made or would have been false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of any person, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading in any material respect or that would cause any such representation or warranty to become false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of any person;

(iv) if, notwithstanding Bank of Richmond’s satisfaction of its obligations under Paragraphs 6.01 and 6.03, Bank of Richmond’s shareholders do not ratify and approve this Agreement and the Merger at the Bank of Richmond Shareholders Meeting; or

(v) if the Merger shall not have become effective on or before October 31, 2007 or such later date as shall be mutually agreed upon in writing by Bank of Richmond and Financial Holdings.

However, before Bank of Richmond may terminate this Agreement for any of the reasons specified above in (i), (ii) or (iii) of this Paragraph 8.02(a), it shall give written notice to Financial Holdings in the manner provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and, such termination by Bank of Richmond shall not become effective if, within thirty (30) days following the giving of such notice, Financial Holdings shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of Bank of Richmond. In the event Financial Holdings cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of Bank of Richmond within such notice period, termination of this Agreement by Bank of Richmond thereafter shall be effective upon its giving of written notice thereof to Financial Holdings in the manner provided herein.

(b)  Termination by Financial Holdings.  Prior to the Effective Time, this Agreement may be terminated by Financial Holdings:

(i) if any of the conditions to the obligations of Financial Holdings set forth in Paragraphs 7.01 and 7.03 shall not have been satisfied in all material respects or effectively waived in writing by Financial Holdings within 15 days of receipt of all shareholder and regulatory approvals (except to the extent that the failure of such condition to be satisfied has been caused by the failure of Financial Holdings to satisfy any of its obligations, covenants or agreements contained herein);

(ii) if Bank of Richmond shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Articles IV or VI herein in any material respect;

(iii) if Financial Holdings determines that any of Bank of Richmond’s respective representations and warranties contained in Article II hereof or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made or would have been false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of any person, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading in any material respect or that would cause any such representation or warranty to become false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of any person;

(iv) if, notwithstanding Financial Holdings’ satisfaction of its obligations contained in Paragraphs 6.01 and 6.03, its shareholders do not ratify and approve this Agreement and approve the Merger at the Financial Holdings Shareholders Meeting, or the Bank of Richmond Shareholders Meeting is not held by June 30, 2007, or such later date as shall be mutually agreed upon in writing by Bank of Richmond and Financial Holdings; or

(v) if the Merger shall not have become effective on or before October 31, 2007, or such later date as shall be mutually agreed upon in writing by Bank of Richmond and Financial Holdings.

However, before Financial Holdings may terminate this Agreement for any of the reasons specified above in clause (i), (ii) or (iii) of this Paragraph 8.02(b), it shall give written notice to Bank of Richmond in the manner provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and, such termination by Financial Holdings shall not become effective if, within 30 days following the giving of such notice, Bank of Richmond shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of Financial Holdings. In the event Bank of Richmond cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of Financial Holdings within such notice period, termination of this Agreement by Financial Holdings thereafter shall be effective upon its giving of written notice thereof to Bank of Richmond in the manner provided herein.

(c) Termination Due to Price Changes.  Prior to the Effective Time, this Agreement may be terminated by Bank of Richmond, if (either before or after the approval of this Agreement by the stockholders of Bank of Richmond) its Board of Directors so determines by a vote of a majority of the members of its entire Board, at any time during the five (5) day period commencing two (2) business days after the Determination Date, if both of the following conditions are satisfied:

(i) the Average Closing Price of Financial Holdings Common Stock is less than $11.76 (adjusted as set forth in the last sentence of this Paragraph 8.02(c)); and

(ii) (x) the number obtained by dividing the Average Closing Price on the Determination Date by the Starting Price (such number being referred to herein as the “Holdings Ratio”) is less than (y) the number obtained by dividing the Index Price on the Determination Date by 3373.42 and subtracting 0.175 from the quotient in this clause (c)(ii)(y) (such number being referred to herein as the “Index Ratio”).

If Bank of Richmond elects to exercise its termination right pursuant to this Paragraph 8.02(c), it shall give written notice to Financial Holdings within the aforementioned five (5) day period, provided such notice of election to terminate may be withdrawn at any time. During the five (5) day period commencing with its receipt of such notice, Financial Holdings shall have the option of adjusting the Stock Consideration to be received by the holders of Bank of Richmond Common Stock hereunder by increasing the Exchange Ratio to equal the lesser of (i) a number (rounded to five decimals) equal to a quotient, the numerator of which is the product of $11.76 multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price, and (ii) a number (rounded to five decimals) equal to a quotient, the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Holdings Ratio. If Financial Holdings makes an election contemplated by the preceding sentence, within such five (5) day period, it shall give prompt written notice to Bank of Richmond of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Paragraph 8.02(c) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Paragraph 8.02(c). For purposes of this Paragraph 8.02(c), the following terms are defined as:

“Average Closing Price” shall mean the average of the per share closing prices of shares of Financial Holding Common Stock as reported on the NASDAQ Global Market for the ten consecutive full trading days ending on (and including) the Determination Date, expressed in decimal figures carried to five figures.

“Determination Date” shall mean the tenth trading day prior to the Closing Date.

“Index Price” on a given date, means the closing price of the NASDAQ Bank Index as reported by Bloomberg, LP (symbol: CBNK).

“Starting Date” means the date of this Agreement.

“Starting Price” means $14.26 per share.

If Financial Holdings declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Starting Date and the Determination Date, the prices for the Financial Holdings common stock shall be appropriately adjusted for the purposes of applying this Paragraph 8.02(c).

8.03.  Breach; Remedies.

(a) Except as otherwise provided below, (i) in the event of a breach by Financial Holdings of any of its representations or warranties contained in Article III of this Agreement or in any other certificate or writing delivered pursuant to this Agreement, or in the event of its failure to perform or violation of any of its obligations, agreements or covenants contained in Articles V or VI of this Agreement, then Bank of Richmond’s sole right and remedy shall be to terminate this Agreement prior to the Effective Time as provided in Paragraph 8.02(a) or, in the case of a failure to perform or violation of any obligations, agreements or covenants, to seek specific performance thereof; and (ii) in the event of any such termination of this Agreement by Bank of Richmond due to a failure by Financial Holdings to perform any of its obligations, agreements or covenants contained in Articles V or VI of this Agreement, then Financial Holdings shall be obligated to reimburse Bank of Richmond for up to (but not more than) $150,000 in expenses described in Paragraph 6.04 which actually have been incurred by Bank of Richmond.

(b) Likewise, and except as otherwise provided below, (i) in the event of a breach by Bank of Richmond of any of its representations or warranties contained in Article II of this Agreement, or in the event of its failure to perform or violation of any of its obligations, agreements or covenants contained in Articles IV or VI of this Agreement, then Financial Holdings’ sole right and remedy shall be to terminate this Agreement prior to the Effective Time as provided in Paragraph 8.02(b), or, in the case of a failure to perform or violation of any obligations, agreements or covenants, to seek specific performance thereof; and (ii) in the event of any such termination of this Agreement by Financial Holdings due to a failure by Bank of Richmond to perform any of its obligations, agreements or covenants contained in Articles IV or VI of this Agreement, then Bank of Richmond shall be obligated to reimburse Financial Holdings for either: (x) up to (but not more than) $150,000 in expenses described in Paragraph 6.04 which actually have been incurred by Financial Holdings; or (y) the amount set forth in Paragraph 10.16 hereof, should the provisions of that Paragraph be applicable.

(c) Notwithstanding any provision of this Agreement to the contrary, if any party to this Agreement breaches this Agreement by willfully or intentionally failing to perform its obligations under this Agreement or violating any of its obligations, agreements or covenants contained in Articles IV, V or VI of this Agreement, such party shall be obligated to pay all expenses of the other parties described in Paragraph 6.04, together with other damages recoverable at law or in equity.

ARTICLE IX

INDEMNIFICATION

9.01.  Indemnification Following Termination of Agreement.

(a)  By Financial Holdings.  Financial Holdings agrees that, in the event this Agreement is terminated for any reason and the transactions described in this Agreement are not consummated, it will indemnify, hold harmless and defend Bank of Richmond and its officers, directors, attorneys and financial advisors from and against any and all claims, disputes, demands, causes of action, suits or proceedings of any third party (including any Regulatory Authority), together with all losses, damages, liabilities, obligations, costs and expenses of every kind and nature in connection therewith (including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith), whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by Bank of Richmond:

(i) in connection with or which arise out of, result from, or are based upon (A) Financial Holdings’ operations or business transactions or its relationship with any of its employees; or (B) Financial Holdings’ failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement;

(ii) in connection with or which arise out of, result from, or are based upon any fact, condition or circumstance that constitutes a breach by Financial Holdings of, or any inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of Financial Holdings to perform any of its covenants, agreements or obligations under or in connection with this Agreement; or,

(iii) in connection with or which arise out of, result from, or are based upon any information provided by Financial Holdings which is included in the Proxy Statement/Prospectus and which information causes the Proxy Statement/Prospectus, at the time of its mailing to Financial Holdings’ shareholders and Bank of Richmond’s shareholders, to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

(b)  By Bank of Richmond.  Bank of Richmond agrees that, in the event this Agreement is terminated for any reason and the Merger is not consummated, it will indemnify, hold harmless and defend Financial Holdings and its officers, directors, attorneys and financial advisors from and against any and all claims, disputes, demands, causes of action, suits, proceedings of any third party (including any Regulatory Authority), together with all losses, damages, liabilities, obligations, costs and expenses of every kind and nature in connection therewith (including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith), whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by Financial Holdings:

(i) in connection with or which arise out of, result from, or are based upon (A) Bank of Richmond’s operations or business transactions or its relationship with any of its employees; (B) Bank of Richmond’s failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement; or (C) actions, suits, proceedings, injunctions or any other type of legal action brought by shareholders of Bank of Richmond in connection with the Merger;

(ii) in connection with or which arise out of, result from, or are based upon any fact, condition or circumstance that constitutes a breach by Bank of Richmond of, or any inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of Bank of Richmond to perform any of its covenants, agreements or obligations under or in connection with this Agreement; or,

(iii) in connection with or which arise out of, result from, or are based upon any information provided by Bank of Richmond which is included in the Proxy Statement/Prospectus and which information causes the Proxy Statement/Prospectus, at the time of its mailing to Financial Holdings’ shareholders and Bank of Richmond’s shareholders, to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

9.02.  Procedure for Claiming Indemnification.  If any matter subject to indemnification under this Article IX arises in the form of a claim (herein referred to as a “Third Party Claim”) against Bank of Richmond or Financial Holdings, or their respective successors and assigns, or any of their respective subsidiary corporations, officers, directors, attorneys or financial advisors (collectively, the “Indemnitees”), the Indemnitee promptly shall give notice and details thereof, including copies of all pleadings and pertinent documents, to the party obligated for indemnification hereunder (the “Indemnitor”). Within 15 days of such notice, the Indemnitor either (i) shall pay the Third Party Claim either in full or upon agreed compromise; or (ii)  shall notify the applicable Indemnitee that the Indemnitor disputes the Third Party Claim and intends to defend against it, and thereafter shall so defend and pay any adverse final judgment or award in regard thereto. Such defense shall be controlled by the Indemnitor and the cost of such defense shall be borne by it, except that the Indemnitee shall have the right to participate in such defense at its own expense and provided that the Indemnitor shall have no right in connection with any such defense or the resolution of any such Third Party Claim to impose any cost, restriction, limitation or condition of any kind that compromises the Indemnitee hereunder. In the case of an Indemnitee that is an officer, director, financial advisor or attorney of a party to this Agreement, then that party agrees that it shall cooperate in all reasonable respects in the defense of any such Third Party Claim, including making personnel, books and records relevant to the Third Party Claim available to the Indemnitor without charge therefor except for out-of-pocket expenses. If the Indemnitor fails to take action within 15 days as hereinabove provided or, having taken such action, thereafter fails diligently to defend and resolve the Third Party Claim, the Indemnitee shall have the right to pay, compromise or defend the Third Party Claim and to assert the indemnification provisions hereof. The Indemnitee also shall have the right, exercisable in good faith, to take such action as may be necessary to avoid a default prior to the assumption of the defense of the Third Party Claim by the Indemnitor.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.01.  Survival of Representations, Warranties, Indemnification and Other Agreements.

(a)  Representations, Warranties and Other Agreements.  None of the representations, warranties or agreements contained in this Agreement shall survive the effectiveness of the Merger, and no party shall have any right after the Effective Time to recover damages or any other relief from any other party to this Agreement by reason of any breach of representation or warranty, any nonfulfillment or nonperformance of any agreement contained herein, or otherwise.

(b)  Indemnification.  The parties’ indemnification agreements and obligations pursuant to Paragraph 9.01 shall become effective only in the event this Agreement is terminated and shall survive any such termination, and neither of the parties shall have any obligations under Paragraph 9.01 in the event of or following consummation of the Merger.

10.02.  Waiver.  Any term or condition of this Agreement may be waived (except as to matters of regulatory approvals and other approvals required by law), either in whole or in part, at any time by the party which is, and whose shareholders are, entitled to the benefits thereof; provided, however, that any such waiver shall be effective only upon a determination by the waiving party (through action of its Board of Directors) that such waiver would not adversely affect the interests of the waiving party or its shareholders; and, provided further, that no waiver of any term or condition of this Agreement by any party shall be effective unless such waiver is in writing and signed by the waiving party, nor shall any such waiver be construed to be a waiver of any succeeding breach of the same term or condition or a waiver of any other or different term or condition. No failure or delay of any party to exercise any power, or to insist upon a strict compliance by any other party of any obligation, and no custom or practice at variance with any terms hereof, shall constitute a waiver of the right of any party to demand full and complete compliance with such terms.

10.03.  Amendment.  This Agreement may be amended, modified or supplemented at any time or from time to time prior to the Effective Time (either before or after its approval by the shareholders of Financial Holdings or the shareholders of Bank of Richmond) by an agreement in writing approved by the Boards of Directors of Bank of Richmond and Financial Holdings executed in the same manner as this Agreement; provided however, that, unless such amendment is approved by Financial Holdings’ shareholders and Bank of Richmond’s shareholders, after approval of this Agreement by Financial Holdings’ shareholders and Bank of Richmond’s shareholders, no change may be made in the amount of Merger Consideration into which each share of Bank of Richmond Common Stock will be converted.

10.04.  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier, or by U.S. mail, first class postage prepaid, and addressed as follows:

If to Financial Holdings:	With copy to:

D. Ben Berry	Ronald D. Raxter, Esq.
Chairman, President and CEO	Maupin, Taylor, P.A.
Gateway Financial Holdings, Inc.	Highwoods Tower One, Suite 500
1580 Laskin Road	3200 Beachleaf Court
Virginia Beach, Virginia 23451	Raleigh, NC 27604
Fax: 757-422-3419	Fax: 919-981-4300

If to Bank of Richmond:	With copy to:

Rex L. Smith III	Dave Faulders, Esq.
President and CEO	Executive Counsel, PLC
The Bank of Richmond, N.A.	12090 West Broad Street, Suite 301
5300 Patterson Avenue	Richmond, Virginia 23226
Richmond, Virginia 23226	Fax: (804) 360-8704
Fax: (804) 288-7179

10.05.  Further Assurance.  Financial Holdings and Bank of Richmond agree to furnish to each other party such further assurances with respect to the matters contemplated in this Agreement and their respective agreements, covenants, representations and warranties contained herein, including the opinion of legal counsel, as such other party may reasonably request.

10.06.  Headings and Captions.  Headings and captions of the Paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part hereof.

10.07.  Gender and Number.  As used herein, the masculine gender shall include the feminine and neuter, the singular number, the plural, and vice versa, whenever such meanings are appropriate.

10.08.  Entire Agreement.  This Agreement (including all schedules and exhibits attached hereto and all documents incorporated herein by reference) contains the entire agreement of the parties with respect to the transactions described herein and supersedes any and all other oral or written agreement(s) heretofore made, and there are no representations or inducements by or to, or any agreements between, any of the parties hereto other than those contained herein in writing.

10.09.  Severability of Provisions.  The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or other provision hereof shall in no way affect the validity or enforceability of any other provision or part hereof.

10.10.  Assignment.  This Agreement may not be assigned by any party hereto except with the prior written consent of each of the other parties hereto.

10.11.  Counterparts.  Any number of counterparts of this Agreement may be signed and delivered, each of which shall be considered an original and which together shall constitute one agreement.

10.12.  Governing Law.  This Agreement is made in and shall be construed and enforced in accordance with the laws of the State of North Carolina.

10.13.  Previously Disclosed Information.  As used in this Agreement, “Previously Disclosed” shall mean the disclosure of information by Financial Holdings to Bank of Richmond, or by Bank of Richmond to Financial Holdings, in a letter delivered by the disclosing party or parties to the other parties prior to the date hereof, specifically referring to this Agreement, and arranged in paragraphs corresponding to the Paragraphs, Subparagraphs and items of this Agreement applicable thereto. Information shall be deemed Previously Disclosed for the purpose of a given Paragraph, Subparagraph or item of this Agreement only to the extent that a specific reference thereto is made in connection with disclosure of such information at the time of such delivery.

10.14  Best Knowledge.  The term “Best Knowledge” as used in this Agreement with reference to certain facts or information shall be deemed to refer to facts or information of which officers of Financial Holdings, or officers of Bank of Richmond, as the case may be, are consciously aware or of which they should have become consciously aware in the ordinary course of business and the performance of their management duties.

10.15.  Inspection.

(a) Any right of Bank of Richmond under this Agreement to investigate or inspect the assets, books, records, files and other information of Financial Holdings in no way shall establish any presumption that Bank of Richmond should have conducted any investigation or that such right has been exercised by Bank of Richmond, its agents, representatives or others. Any investigations or inspections actually made by Bank of Richmond or its agents, representatives or others prior to the date of this Agreement or otherwise prior to the Effective Time shall not be deemed in any way in derogation or limitation of the covenants, representations and warranties made by or on behalf of Financial Holdings in this Agreement.

(b) Any right of Financial Holdings under this Agreement to investigate or inspect the assets, books, records, files and other information of Bank of Richmond in no way shall establish any presumption that Financial Holdings should have conducted any investigation or that such right has been exercised by Financial Holdings, its respective agents, representatives or others. Any investigations or inspections actually made by Financial Holdings or its respective agents, representatives or others prior to the date of this Agreement or otherwise prior to the Effective Time shall not be deemed in any way in derogation or limitation of the covenants, representations and warranties made by or on behalf of Bank of Richmond in this Agreement.

10.16.  Exclusivity.  So long as this Agreement remains in effect, Bank of Richmond will not, directly, or indirectly through any person or entity encourage, solicit or attempt to initiate or procure discussions, negotiations or offers with or from any person or entity (other than Financial Holdings) relating to a merger or other acquisition of Bank of Richmond or the purchase or acquisition of any stock of Bank of Richmond, any branch office of Bank of Richmond or all or any significant part of Bank of Richmond’s assets (any of the above being a “Transaction”), or provide assistance to any person in connection with any such offer. Notwithstanding the foregoing, Bank of Richmond may enter into discussions or negotiations or provide information not customarily disclosed to the public concerning Bank of Richmond or its business in connection with an unsolicited Transaction if its Board of Directors reasonably believes in good faith, based on the written opinion of its legal counsel, that failure to take such actions would violate the directors’ duties or obligations as such to Bank of Richmond or to its shareholders. If Bank of Richmond does receive any unsolicited Transaction proposal, whether written or oral, it will immediately communicate to Financial Holdings the fact that it is having discussions or negotiations with a third party regarding a Transaction. If (i) Bank of Richmond breaches any provision of this Paragraph 10.16 or Bank of Richmond’s Board of Directors fails to recommend, modifies withdraws or changes in any manner its recommendation that the shareholders of Bank of Richmond vote in favor of the adoption of this Agreement; or (ii) a Transaction is offered, presented or proposed to Bank of Richmond or its shareholders; and thereafter (A) this Agreement and the Merger are disapproved by Bank of Richmond or its shareholders, (B) Bank of Richmond enters into an agreement with a third party regarding a Transaction, or (C) a Transaction is consummated (each of A, B and C being a “Trigger Event”), then immediately upon the occurrence of such Trigger Event and in addition to any other rights and remedies of Financial Holdings, the Bank of Richmond will promptly pay to Financial Holdings a termination fee of Two Million Dollars ($2,000,000) (the “Termination Fee”). Bank of Richmond and Financial Holdings agree that the Termination Fee is fair and reasonable in the circumstances. If any court of competent jurisdiction shall nonetheless, by a final, nonappealable judgment, determine that the amount of the Termination Fee exceeds the maximum permitted by law, then the amount of the Termination Fee shall be reduced to the maximum permitted by law in the circumstances, as determined by such court of competent jurisdiction.

[The remainder of this page intentionally left blank; Signatures on following page.]

IN WITNESS WHEREOF, Bank of Richmond and Financial Holdings have each caused this Agreement to be executed in its name by its duly authorized officers as of the date first above written.

GATEWAY FINANCIAL HOLDINGS, INC.

By:	/s/ D. Ben Berry
D. Ben Berry
Chairman, President and CEO

ATTEST:

/s/  Wendy Small
Wendy Small, Secretary

[CORPORATE SEAL]

THE BANK OF RICHMOND, N.A.

By:	/s/ Rex L. Smith III
Rex L. Smith III, President and CEO

ATTEST:

/s/  Lawrence N. Ashworth
Lawrence N. Ashworth, Secretary

[CORPORATE SEAL]

As an inducement to Gateway Financial Holdings, Inc. to enter into this Agreement, each of the undersigned directors of The Bank of Richmond, N.A. executes this Agreement and in so doing agrees to vote all of his or her shares of common stock of The Bank of Richmond, N.A. in favor of this Agreement and the Merger contemplated hereby, unless prior to the Merger, one or more persons or entities other than Gateway Financial Holdings, Inc. shall have made a bona fide proposal to acquire The Bank of Richmond, N.A., merge with The Bank of Richmond, N.A. or acquire substantially all of the assets of The Bank of Richmond, N.A. (each a “Transaction”) that The Bank of Richmond, N.A. Board of Directors determines, in its good faith judgment and in the reasonable exercise of its fiduciary duties, with respect to legal matters on the written opinion of legal counsel and as to financial matters on the written opinion of its financial advisor or other investment banking firm of national reputation, is more favorable to shareholders of The Bank of Richmond, N.A. and that the failure to terminate the definitive agreement with Gateway Financial Holdings, Inc. and accept such alternative Transaction proposal would be inconsistent with the proper exercise of such fiduciary duties. All terms not defined herein shall have the same meaning as in the Agreement.

/s/ Ernest T. Brown
Ernest T. Brown

/s/ John A. Conrad
John A. Conrad

/s/ Phyllis Cothran
Phyllis Cothran

/s/ Earl Jackson
Earl Jackson

/s/ Robert J. Merrick
Robert J. Merrick

/s/ William Paulette
William Paulette

/s/ Rex L. Smith III
Rex L. Smith III

/s/ Robert L. Thompson
Robert L. Thompson

/s/ John D. Whitlock
John D. Whitlock

/s/ Daniel E. Wilson
Daniel E. Wilson

EXHIBIT A

PLAN OF MERGER
By and Between
GATEWAY FINANCIAL HOLDINGS, INC.
and
THE BANK OF RICHMOND, N.A.

1.01.  Names Of Merging Corporations.  The names of the corporations proposed to be merged are The Bank of Richmond, N.A. (“Bank of Richmond”) and Gateway Bank & Trust Co. (“Gateway Bank”).

1.02.  Nature of Transaction; Plan of Merger.  At the Effective Time specified in the Articles of Merger filed with the North Carolina Secretary of State, the Bank of Richmond will be merged with and into Gateway Bank (the “Merger”) as provided in this Plan of Merger.

1.03.  Effect of Merger; Surviving Corporation.  At the Effective Time, and by reason of the Merger, the separate corporate existence of the Bank of Richmond shall cease while the corporate existence of Gateway Bank as the surviving corporation in the Merger shall continue with all of its purposes, objects, rights, privileges, powers and franchises, all of which shall be unaffected and unimpaired by the Merger. Following the Merger, Gateway Bank shall continue to operate as a North Carolina banking corporation and will conduct its business at its then legally established branches and main office. The duration of the corporate existence of Gateway Bank, as the surviving corporation, shall be perpetual and unlimited.

1.04.  Assets and Liabilities of the Bank of Richmond.  At the Effective Time, and by reason of the Merger, and in accordance with applicable law, all of the property, assets and rights of every kind and character of the Bank of Richmond (including without limitation all real, personal or mixed property, all debts due on whatever account, all other choses in action and every other interest of or belonging to or due to the Bank of Richmond, whether tangible or intangible) shall be transferred to and vest in Gateway Bank, and Gateway Bank shall succeed to all the rights, privileges, immunities, powers, purposes and franchises of a public or private nature of the Bank of Richmond (including all trust and other fiduciary properties, powers and rights), all without any transfer, conveyance, assignment or further act or deed; and, Gateway Bank shall become responsible for all of the liabilities, duties and obligations of every kind, nature and description of the Bank of Richmond (including duties as trustee or fiduciary) as of the Effective Time.

1.05.  Terms and Conditions of the Merger.  The Merger shall be effected pursuant to the terms and conditions of this Plan of Merger and the Agreement and Plan of Reorganization and Merger, dated as of January 10, 2007, by and between Gateway Financial Holdings, Inc. and The Bank of Richmond, N.A. (the “Agreement”).

1.06.  Articles of Incorporation, Bylaws and Management.  The Articles of Incorporation and the Bylaws of Gateway Financial Holdings, Inc. (“Financial Holdings”) in effect at the Effective Time will remain in effect until otherwise amended in accordance with law and the Bylaws of Financial Holdings. The Articles of Incorporation and Bylaws of Gateway Bank in effect at the Effective Time shall be the Articles of Incorporation and Bylaws of Gateway Bank as the surviving corporation of the Merger. A director of Bank of Richmond shall be appointed to the Board of Directors of Financial Holdings and Gateway Bank, to hold such office until removed as provided by law or until the election or appointment of a successor. The directors and officers of Financial Holdings and Gateway Bank in office at the Effective Time shall continue to hold such offices until removed as provided by law or until the election or appointment of their respective successors.

1.07.  Closing.  The closing of the transactions contemplated by this Plan and the Agreement shall take place at the offices of Financial Holdings in Elizabeth City, North Carolina, or at such other place as Financial Holdings and Bank of Richmond shall mutually designate, on a date mutually agreed by Financial Holdings and Bank of Richmond.

1.08.  Outstanding Financial Holdings Common Stock.  The status of the shares of Financial Holdings Common Stock that are outstanding immediately prior to the Effective Time shall not be affected by the Merger.

EXHIBIT 5.01(d)

Severance List

Name	Position	Severance

Kathy A. Allred	AVP/Commercial Admin	$18,000.00
Lisa Cannon	Senior Credit Specialist	$17,100.00
Sarah Carter	Operations Officer	$22,500.00
Ryan F. Ellington	VP, Human Resources	$23,250.00
Karen M. Griscom	Assistant Controller	$24,250.00
Norma P. Lambeth	Accounting Specialist	$17,000.00
Grace Wells Stephens	Operations Specialist	$14,500.00
Rebecca C. Talley	Ass’t Operations Manager	$18,750.00
Bonnie L. Harris-Tibbs	Credit Specialist	$18,400.00

EXHIBIT 5.01(g)

EMPLOYMENT AGREEMENT

THIS AGREEMENT is entered into as of          , 2007 by and between GATEWAY BANK & TRUST CO., a North Carolina banking corporation (hereinafter referred to as the “Bank”) and REX L. SMITH III, an individual resident of Virginia (hereinafter referred to as the “Officer”).

WHEREAS, the Officer was previously employed as the President of The Bank of Richmond, N.A. (“Bank of Richmond”); and

WHEREAS, as of this date, the Bank of Richmond was merged with and into the Bank; and

WHEREAS, the Officer’s experience and knowledge of the Bank of Richmond’s operations, customers, and affairs, and market area, and his standing and reputation in that market area, will be of great benefit to the Bank in its continuation of the Bank of Richmond’s business; and for that reason, the Bank wishes to engage the services of the Officer for the period specified and the Officer wishes to provide such services to the Bank; and

WHEREAS, the Officer acknowledges that in the course of his previous employment relationship with the Bank of Richmond, and pursuant to this Agreement, he has had and will have access to and become acquainted with various confidential procedures that are owned by the Bank, that are used in the operation of its business, and that are confidential and of special and unique value; and

WHEREAS, Officer hereby acknowledges and agrees that (i) the Bank has made a significant investment in the development of its business in the geographic area identified below as the Restricted Area, and that, by virtue of the merger with the Bank of Richmond, the Bank has acquired a valuable economic interest in the Bank of Richmond’s business in the Restricted Area, which it is entitled to protect; (ii) in the course of his past service on behalf of the Bank of Richmond and future service with the Bank, he has gained and will continue to gain substantial knowledge of and familiarity with the customers of the Bank, and dealings between those customers and the Bank, and other information concerning the Bank’s business, all of which constitute valuable assets; and (iii) in order to protect the Bank’s interest in the Bank of Richmond’s business and to assure it the benefit of its succession to that business, it is reasonable and necessary to place certain restrictions on the Officer’s ability to compete against the Bank; and

WHEREAS, for and in consideration of their mutual promises, covenants and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, the parties agree as follows:

1.  Employment.  The Bank agrees to employ the Officer and the Officer agrees to accept employment upon the terms and conditions stated herein as the President and Chief Executive Officer of the Bank of Richmond division of the Bank. The Officer shall render such administrative and management services to the Bank as are customarily performed by persons situated in a similar executive capacity. The Officer shall promote the business of the Bank and perform such other duties as shall, from time to time, be reasonably assigned by the Chief Executive Officer of the Bank. Upon the request of the Chief Executive Officer, the Officer shall disclose all business activities or commercial pursuits in which Officer is engaged, other than Bank duties.

2.  Compensation.  The Bank shall pay the Officer during the term of this Agreement, as compensation for all services rendered by the Officer to the Bank, a base salary at the rate of $208,000 per annum, payable in cash not less frequently than monthly. The rate of such salary shall be reviewed by the Bank not less often than annually and the Bank may increase, but shall not decrease, such rate during the term of this Agreement. Such rate of salary, or increased rate of salary, as the case may be, may be further increased from time to time in such amounts as the Bank, in its discretion, may decide. In determining salary increases, the Bank shall compensate the Officer for increases in the cost of living and may also provide for performance or merit increases. Participation in the Bank’s incentive compensation, deferred compensation, discretionary bonus, profit-sharing, retirement and other employee benefit plans and participation in any fringe benefits shall not reduce the salary payable to the Officer under this Paragraph. In the event of a Change in Control (as defined in Paragraph 10), the Officer’s rate of salary shall be increased not less than five percent annually during the term of this Agreement. Any payments made under this Agreement shall be subject to such deductions as are required by law or regulation or as may be agreed to by the Bank and the Officer.

3.  Discretionary Bonuses.  During the term of this Agreement, the Officer shall be entitled to such discretionary bonuses as may be authorized, declared and paid by the Bank to the Bank’s key management employees. No other compensation provided for in this Agreement shall be deemed a substitute for the Officer’s right to such discretionary bonuses when and as declared by the Bank.

4.  Participation in Retirement and Employee Benefit Plans; Fringe Benefits.

(a) The Bank shall provide family medical coverage and disability insurance for the Officer and the Officer shall also be entitled to participate in any plan relating to deferred compensation, stock options, stock purchases, pension, thrift, profit sharing, group life insurance, education, or other retirement or employee benefits that the Bank has adopted, or may, from time to time adopt, for the benefit of its executive employees or for employees generally, subject to the eligibility rules of such plans.

(b) The Officer shall also be entitled to participate in any other fringe benefits which are now or may be or become applicable to the Bank’s executive employees, including the payment of reasonable expenses for attending annual and periodic meetings of trade associations, and any other benefits which are commensurate with the duties and responsibilities to be performed by the Officer under this Agreement. Additionally, the Officer shall be entitled to such vacation and sick leave as shall be established under uniform employee policies promulgated by the Bank. The Bank shall reimburse the Officer for all out-of-pocket reasonable and necessary business expenses that the Officer may incur in connection with the Officer’s services on behalf of the Bank.

(c) The Bank shall pay the dues of the Officer for initiation and membership in a country club and dues for membership in civic clubs. The Bank shall also provide the Officer with the use of a late model automobile suitable to the status of the Officer of a type and for lease terms to be approved by the Bank.

5.  Term.  The initial term of employment under this Agreement shall be for the period commencing upon the effective date of this Agreement and ending three calendar years from the effective date of this Agreement. On each anniversary of the effective date of this Agreement, the term of this Agreement shall automatically be extended for an additional one-year period beyond the then effective expiration date unless written notice from the Bank or the Officer is received 90 days prior to an anniversary date advising the other that this Agreement shall not be further extended; provided that the Bank shall review the Officer’s performance annually and make a specific determination pursuant to such review to renew this Agreement prior to the 90 days’ notice.

6.  Loyalty; Noncompetition; Confidentiality.

(a) The Officer shall devote his full efforts and entire business time to the performance of the Officer’s duties and responsibilities under this Agreement.

(b) For and in consideration of this Agreement, during the term of this Agreement, or any renewals thereof, and for a period of one year after termination of employment with the Bank, the Officer agrees he will not, within the “Restricted Area,” directly or indirectly, engage in any business that competes with the Bank or any of its subsidiaries without the prior written consent of the Bank; provided, however, that the provisions of this Paragraph shall not apply in the event the Officer’s employment is unilaterally terminated by the Bank for Cause, (as such term is defined in Paragraph 8(c) hereof) or in the event the Officer terminates his employment with the Bank after the occurrence of a “Termination Event” (as such term is defined in Paragraph 10(b) hereof) following a “Change of Control” (as such term is defined in Paragraph 10(d) hereof). The Restricted Area covers the following divisible list of territories: the cities of Charlottesville and Richmond and Henrico and Chesterfield Counties, Virginia, and within 15 miles of any Bank office operated during the term of this Agreement. The one-year restricted period, however, does not include any period of violation or period of time required for litigation to enforce the Officer’s agreement not to compete against the Bank. Notwithstanding the foregoing, the Officer shall be free, without such consent, to purchase or hold as an investment or otherwise, up to five percent of the outstanding stock or other security of any corporation which has its securities publicly traded on any recognized securities exchange or in any over-the counter market.

(c) The Officer agrees he will hold in confidence all knowledge or information of a confidential nature with respect to the business of the Bank or any subsidiary received by the Officer during the term of this Agreement and will not disclose or make use of such information without the prior written consent of the Bank. The Officer agrees that he will be liable to the Bank for any damages caused by unauthorized disclosure of such information. Upon termination of his employment, the Officer agrees to return all records or copies thereof of the Bank or any subsidiary in his possession or under his control which relate to the activities of the Bank or any subsidiary.

(d) The Officer acknowledges that it would not be possible to ascertain the amount of monetary damages in the event of a breach by the Officer under the provisions of this Paragraph 6. The Officer agrees that, in the event of a breach of this Paragraph 6, injunctive relief enforcing the terms of this Paragraph 6 is an appropriate remedy. If the scope of any restriction contained in this Paragraph 6 is determined to be too broad by any court of competent jurisdiction, then such restriction shall be enforced to the maximum extent permitted by law and the Officer consents that the scope of this restriction may be modified judicially.

7.  Standards.  The Officer shall perform his duties and responsibilities under this Agreement in accordance with such reasonable standards expected of employees with comparable positions in comparable organizations and as may be established from time to time by the Bank. The Bank will provide the Officer with the working facilities and staff customary for similar executives and necessary for the Officer to perform his duties.

8.  Termination and Termination Pay.

(a) The Officer’s employment under this Agreement shall be terminated upon the death of the Officer during the term of this Agreement, in which event, the Officer’s estate shall be entitled to receive the compensation due the Officer through the last day of the calendar month in which the Officer’s death shall have occurred and for a period of one month thereafter.

(b) The Officer’s employment under this Agreement may be terminated at any time by the Officer upon 60 days’ written notice to the Bank. Upon such termination, the Officer shall be entitled to receive compensation through the effective date of such termination.

(c) The Bank may terminate the Officer’s employment at any time, but any termination by the Bank, other than termination for Cause, shall not prejudice the Officer’s right to compensation or other benefits under this Agreement. The Bank shall provide written notice specifying the grounds for termination for Cause. The Officer shall have no right to receive compensation or other benefits for any period after termination for Cause. Termination for Cause shall include termination because of the Officer’s personal dishonesty or moral turpitude, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of this Agreement. Notwithstanding such termination, the obligations under Paragraph 6(c) shall survive any termination of employment.

(d) Subject to the Bank’s obligations and the Officer’s rights under (i) Title I of the Americans with Disabilities Act, §504 of the Rehabilitation Act, and the Family and Medical Leave Act, and to (ii) the vacation leave, disability leave, sick leave and any other leave policies of the Bank, the Officer’s employment under this Agreement automatically shall be terminated in the event the Officer becomes disabled during the term of this Agreement and it is determined by the Bank that the Officer is unable to perform the essential functions of the Officer’s job under this Agreement for ninety (90) business days or more during any 12-month period. Upon any such termination, the Officer shall be entitled to receive any compensation the Officer shall have earned prior to the date of termination but which remains unpaid, and shall be entitled to any payments provided under any disability income plan of the Bank which is applicable to the Officer.

In the event of any disagreement between the Officer and the Bank as to whether the Officer is physically or mentally incapacitated such as will result in the termination of the Officer’s employment pursuant to this Paragraph 8(d), the question of such incapacity shall be submitted to an impartial physician licensed to practice medicine in North Carolina for determination and who will be selected by mutual agreement of the Officer and the Bank, or failing such agreement, by two (2) physicians (one (1) of whom shall be selected by the Bank and the other by the Officer), and such determination of the question of such incapacity by such physician or physicians shall be final and binding on the Officer and the Bank. The Bank shall pay the reasonable fees and expenses of such physician or physicians in making any determination required under this Paragraph 8(d).

9.  Additional Regulatory Requirements.  Notwithstanding anything contained in this Agreement to the contrary, it is understood and agreed that the Bank (or any of its successors in interest) shall not be required to make any payment or take any action under this Agreement if:

(a) such payment or action is prohibited by any governmental agency having jurisdiction over the Bank (hereinafter referred to as “Regulatory Authority”) because the Bank is declared by such Regulatory Authority to be insolvent, in default or operating in an unsafe or unsound manner; or,

(b) in the reasonable opinion of counsel to the Bank, such payment or action (i) would be prohibited by or would violate any provision of state or federal law applicable to the Bank, including, without limitation, the Federal Deposit Insurance Act as now in effect or hereafter amended, (ii) would be prohibited by or would violate any applicable rules, regulations, orders or statements of policy, whether now existing or hereafter promulgated, of any Regulatory Authority, or (iii) otherwise would be prohibited by any Regulatory Authority.

10.  Change in Control.

(a) In the event of a termination of the Officer’s employment in connection with, or within twenty-four (24) months after, a “Change in Control” (as defined in Subparagraph (d) below) of the Bank other than for Cause (as defined in Paragraph 8), the Officer shall be entitled to receive the amount set forth in Subparagraph (c) below. Said sum shall be payable as provided in Subparagraph (e) below.

(b) In addition to any rights the Officer might have to terminate this Agreement contained in Paragraph 8, the Officer shall have the right to terminate this Agreement upon the occurrence of any of the following events (the “Termination Events”) within twenty-four months following a Change in Control of the Bank:

(i) Officer is assigned any duties and/or responsibilities that, in Officer’s reasonable determination, are inconsistent with or constitute a demotion or reduction in the Officer’s position, duties, responsibilities or status as such existed at the time of the Change in Control or with his reporting responsibilities or titles with the Bank in effect at such time, regardless of Officer’s resulting position; or

(ii) Officer’s annual base salary rate is reduced below the annual amount in effect as of the effective date of a Change in Control or as the same shall have been increased from time to time following such effective date; or

(iii) Officer’s life insurance, medical or hospitalization insurance, disability insurance, stock options plans, stock purchase plans, deferred compensation plans, management retention plans, retirement plans or similar plans or benefits being provided by the Bank to the Officer as of the effective date of the Change in Control are reduced in their level, scope or coverage, or any such insurance, plans or benefits are eliminated, unless such reduction or elimination applies proportionately to all salaried employees of the Bank who participated in such benefits prior to such Change in Control; or

(iv) Officer is transferred to a location which is more than 15 miles from his current principal work location without the Officer’s express written consent.

A Termination Event shall be deemed to have occurred on the date such action or event is implemented or takes effect.

(c) In the event that the Officer’s employment is terminated pursuant to this Paragraph 10, the Bank will be obligated to pay or cause to be paid to Officer an amount equal to 2.99 times the Officer’s “base amount” as defined in Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”).

(d) For the purposes of this Agreement, the term Change in Control shall mean any of the following events:

(i) After the effective date of this Agreement, any “person” (as such term is defined in Section 7(j)(8)(A) of the Change in Bank Control Act of 1978), directly or indirectly, acquires beneficial ownership of voting stock, or acquires beneficial ownership of voting stock, or acquires irrevocable proxies or any combination of voting stock and irrevocable proxies, representing twenty-five percent (25%) or more of any class of voting securities of the Bank, or acquires control of, in any manner, the election of a majority of the Directors; or

(ii) The Bank consolidates or merges with or into another corporation, association or entity, or is otherwise reorganized, where the Bank is not the surviving corporation in such transaction; or

(iii) All or substantially all of the assets of the Bank are sold or otherwise transferred to or are acquired by any other corporation, association or other person, entity or group.

Notwithstanding the other provisions of this Paragraph 10, a transaction or event shall not be considered a Change in Control if, prior to the consummation or occurrence of such transaction or event, Officer and Bank agree in writing that the same shall not be treated as a Change in Control for purposes of this Agreement.

(e) Such amounts payable pursuant to this Paragraph 10 shall be paid, at the option of the Officer, either in one lump sum or in thirty-six (36) equal monthly payments following termination of Officer’s employment.

(f) Following a Termination Event which gives rise to Officer’s rights hereunder, the Officer shall have twelve (12) months from the date of occurrence of the Termination Event to terminate this Agreement pursuant to this Paragraph 10. Any such termination shall be deemed to have occurred only upon delivery to the Bank (or to any successor corporation) of written notice of termination which describes the Change in Control and the Termination Event. If Officer does not so terminate this Agreement within such twelve-month period, he shall thereafter have no further rights hereunder with respect to that Termination Event, but shall retain rights, if any, hereunder with respect to any other Termination Event as to which such period has not expired.

(g) In the event any dispute shall arise between the Officer and the Bank as to the terms or interpretation of this Agreement, including this Paragraph 10, whether instituted by formal legal proceedings or otherwise, including any action taken by the Officer to enforce the terms of this Paragraph 10 or in defending against any action taken by the Bank, the Bank shall reimburse the Officer for all costs and expenses, proceedings or actions, in the event the Officer prevails in any such action.

11.  Successors and Assigns.

(a) This Agreement shall inure to the benefit of and be binding upon any corporate or other successor of the Bank which shall acquire, directly or indirectly, by conversion, merger, purchase or otherwise, all or substantially all of the assets of the Bank.

(b) Since the Bank is contracting for the unique and personal skills of the Officer, the Officer shall be precluded from assigning or delegating his rights or duties hereunder without first obtaining the written consent of the Bank.

12.  Modification; Wavier; Amendments.  This Agreement represents, constitutes, and incorporates the entire, exclusive, and complete understanding of the parties hereto and replaces all previous agreements. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing, signed by the Officer and on behalf of the Bank by such officer as may be specifically designated by the Board of Directors. No waiver by either party hereto, at any time, of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No amendment or addition to this Agreement shall be binding unless in writing and signed by both parties, except as herein otherwise provided.

13.  Applicable Law.  This Agreement shall be governed in all respects whether as to validity, construction, capacity, performance or otherwise, by the laws of North Carolina, except to the extent that federal law shall be deemed to apply.

14.  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first hereinabove written.

GATEWAY BANK & TRUST CO.

By:
D. Ben Berry, Chief Executive Officer

Attest:

Corporate Secretary

OFFICER

_ _[SEAL]
Rex L. Smith, III

Termination Agreement

STATE OF VIRGINIA

TERMINATION AGREEMENT AND RELEASE

THIS AGREEMENT, made as of this           day of          , 2007, by and between REX L. SMITH III (the “Executive”) and THE BANK OF RICHMOND, N.A. (“Bank”).

WHEREAS, the Executive and Bank are parties to an employment agreement dated as of October 20, 2006 (the “Employment Agreement”), which provides for certain benefits to be paid to the Executive upon the termination of the Employment Agreement in conjunction with a change in control of Bank; and

WHEREAS, Bank has entered into an Agreement and Reorganization and Merger dated          , 2007 (the “Merger Agreement”) with Gateway Financial Holdings, Inc. (“Financial Holdings”) pursuant to which shares of Bank will be exchanged for cash and shares of Financial Holdings; and

WHEREAS, the Merger Agreement provides in paragraph 5.01(g), and the Executive agrees, that in exchange for the consideration described herein, the Executive shall execute a termination agreement relating to the Employment Agreement.

NOW, THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt of which is acknowledged by each of the parties to this Agreement, the undersigned hereby agree as follows:

1.  Termination of Employment Agreement.  The Executive agrees that the Employment Agreement with Bank will terminate as of the close of Bank’s business day on the effective date of the Merger (“Termination Date”).

2.  Payment of Severance Compensation.  Bank will pay to the Executive, his estate or his designated beneficiary the sum of $     , less required withholdings for taxes, on the Termination Date (the “Payment”). The Executive hereby accepts and acknowledges this sum as payment in full, and in full satisfaction, of any and all salary, compensation, change in control payments and other entitlements, benefits or compensation of any type owed to the Executive under the Employment Agreement.

3.  Release and Waiver.  The Executive hereby releases, waives, discharges and acquits Bank and Financial Holdings and their respective successors, from any and all claims, known or unknown, which the Executive, his heirs, successors and assigns, have or might have arising from or relating to his employment by Bank and all other Bank affiliates prior to the Termination Date and to his entitlement to severance pay or change in control benefits or any other payment under the Employment Agreement or under any other agreement or arrangement, oral or written. This release shall not affect the Executive’s rights or benefits vested at or prior to the Termination Date under any qualified employee benefit plan or (except for the Employment Agreement) any nonqualified employee benefit plan; nor any rights to indemnification that Executive has under the articles of incorporation and bylaws of Bank.

4.  Termination of Employment Agreement; Continued Obligations of Executive.  The Executive and Bank mutually agree that, except to the extent and as specifically provided below, the Employment Agreement hereby is terminated effective at the Termination Date and thereafter shall be of no further force and effect. Notwithstanding anything contained herein to the contrary, the Executive, Bank and Financial Holdings specifically understand, agree and have bargained that the Executive’s obligations under Sections 11 and 12 of the Employment Agreement shall remain in full force and effect as obligations and agreements of the Executive and shall be enforceable by Bank, Financial Holdings and their respective successors and assigns following the date of this Agreement and termination of the Executive’s employment with Bank by injunction and any other equitable and/or legal remedies available to Bank, Financial Holdings and their respective successors and assigns.

5.  No Parachute Payment.  The parties acknowledge that the payments hereunder shall not constitute a parachute payment within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (“Section 280G”), and regulations thereunder, in connection with the acquisition of Bank by Financial Holdings.

6.  General Provisions.

(a)  Heirs, Successors and Assigns.  The terms of this Agreement shall be binding upon all the parties hereto and their respective heirs, successors and assigns, including but not limited to Financial Holdings and its affiliates.

(b)  Final Agreement.  This Agreement represents the entire understanding of the parties with respect to the subject matter thereof and supersedes all prior understandings, written or oral. The terms of this Agreement may be changed, modified or discharged only by an instrument in writing signed by the parties hereto.

(c)  Governing Law.  This Agreement shall be construed, enforced and interpreted in accordance with and governed by the laws of the Commonwealth of Virginia, without reference to its principles of conflicts of law.

(d)  Counterparts.  This Agreement may be executed in one or more counterparts, each of which counterpart, when so executed and delivered, shall be deemed an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

7.  Voluntary Action and Waiver.  The Executive acknowledges that, by his free and voluntary act of signing below, the Executive agrees to all of the terms of this Agreement, including without limitation waiver of any and all of Executive’s rights under the Age Discrimination in Employment Act, and intends to be legally bound thereby. The Executive acknowledges that he has been advised to consult with an attorney prior to executing this Agreement. The Executive understands and acknowledges that he has the legal entitlement of 21 days in which to determine whether or not he wants to sign this Agreement. Understanding those rights, the Executive has determined to sign this Agreement and has done so effective the date and year first above written. Notwithstanding the foregoing, this Agreement may be revoked by the Executive within seven days after the day first hereinabove written by the delivery of written notice of revocation to D. Ben Berry, Chief Executive Officer of Gateway Financial Holdings, Inc. In the event of any revocation of this Agreement by the Executive within the time period specified above, the Executive shall not be entitled to the Payment theretofore provided or paid to the Executive, the Executive shall be required to repay Bank or Financial Holdings or their respective successors in interest the amount of the Payment with interest at the federal funds rate applicable under Section 280G at the time the Executive delivers his written notice of revocation of this Agreement.

8.  Arbitration.  Except for the right to seek injunctive relief under the conditions set forth in Section 4 hereof, which at the option of the Bank may be brought in any court of competent jurisdiction, any dispute arising out of this Agreement, shall be submitted to arbitration in Richmond, Virginia, in accordance with the rules of the American Arbitration Association. Any decision arising therefrom shall be enforceable in any court of competent jurisdiction. Such arbitration shall be governed by the substantive contract law of the Commonwealth of Virginia. Neither party shall be entitled to recover their attorneys’ fees or administrative costs from the other party on account of such arbitration.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first written above.

THE EXECUTIVE:

    Rex L. Smith III

THE BANK OF RICHMOND, N.A.

By:
Name: _ _
Title: _ _

CHANGE IN CONTROL AGREEMENT

THIS AGREEMENT entered into as of          , by and between GATEWAY BANK & TRUST CO., a North Carolina banking corporation (the “Bank”) and (the “Employee”)

For and in consideration of their mutual promises, covenants and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.  Term.  The initial term of this Agreement shall be for the period commencing upon the effective date of this Agreement and ending three calendar years from the effective date of this Agreement. On each anniversary of the effective date of this Agreement, the term of this Agreement shall automatically be extended for an additional one year period beyond the then effective expiration date unless written notice from the Bank or the Employee is received 90 days prior to an anniversary date advising the other that this Agreement shall not be further extended; provided that the Bank shall review the Employee’s performance annually and make a specific determination pursuant to such review to renew this Agreement prior to the 90 days’ notice.

2  Change in Control.

(a) In the event of a termination of the Employee’s employment with the Bank in connection with, or within twelve (12) months after, a “Change in Control” (as defined in Subparagraph (e) below) of the Bank, for reason of a Termination Event other than for “Cause” (as defined in Subparagraph (b) below), the Employee shall be entitled to receive from the Bank the amount set forth in Subparagraph (d) below. Said sum shall be payable as provided in Subparagraph (f) below.

(b) For purposes of this Agreement, termination for “Cause” shall include termination because of the Employee’s personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order.

(c) The Employee shall have the right to terminate employment with the Bank upon the occurrence of any of the following events (the “Termination Events”) within twelve (12) months following a Change in Control of the Bank:

(i) The Employee is assigned any duties and/or responsibilities that are inconsistent with the Employee’s position, duties, responsibilities or status at the time of the Change in Control or with the Employee’s reporting responsibilities or titles with the Bank in effect at such time; or

(ii) The Employee’s annual base salary rate is reduced below the annual amount in effect as of the effective date of a Change in Control or as the same shall have been increased from time to time following such effective date; or

(iii) The Employee’s life insurance, medical or hospitalization insurance, disability insurance, stock option plans, stock purchase plans, deferred compensation plans, management retention plans, retirement plans or similar plans or benefits being provided by the Bank to the Employee as of the effective date of the Change in Control are reduced in their level, scope or coverage, or any such insurance, plans or benefits are eliminated, unless such reduction or elimination applies proportionately to all salaried employees of the Bank who participated in such benefits prior to such Change in Control; or

(iv) The Employee is transferred to a location which is an unreasonable distance from the Employee’s current principal work location, without the Employee’s express written consent.

A Termination Event shall be deemed to have occurred on the date such action or event is implemented or takes effect.

(d) In the event that the Employee’s employment is terminated as set forth in Paragraph 2(a) or in the event that the Employee terminates employment pursuant to this Paragraph 2, the Bank will be obligated to pay or cause to be paid to the Employee an amount equal to one half (1/2) times the Employee’s annual “base amount” as defined in Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”).

(e) For the purpose of this Agreement, the term “Change in Control” shall mean:

(i) the acquisition in any manner by any person, group of persons, or entity or group of entities, of the beneficial ownership of voting stock or irrevocable proxies, or any combination of voting stock or irrevocable proxies, representing twenty-five percent (25%) or more of any class of voting securities of the Bank, or of control of the election of a majority of the directors of the Bank;

(ii) the Bank consolidates or merges with or into another corporation, association, or entity, or is otherwise reorganized, where the Bank is not the surviving corporation in such transaction; or

(iii) all or substantially all of the assets of the Bank are sold or otherwise transferred to or are acquired by any other entity or group.

Notwithstanding the other provisions of this Paragraph 2, a transaction or event shall not be considered a Change in Control if, prior to the consummation or occurrence of such transaction or event, Employee and Bank agree in writing that the same shall not be treated as a Change in Control for purposes of this Agreement.

(f) Such amounts payable pursuant to this Paragraph 2 shall be paid, at the option of the Employee, either in one lump sum or in equal monthly payments over six months, such payment to be made, or to begin, by the end of the month following the date of termination.

(g) Following a Termination Event which gives rise to the Employee’s rights hereunder, the Employee shall have twelve (12) months from the date of the Change in Control to terminate employment with the Bank pursuant to this Paragraph 2. Any such termination shall be deemed to have occurred only upon delivery to the Bank (or to any successor corporation) of written notice of termination that describes the Change in Control and Termination Event. If the Employee does not so terminate employment within such twelve-month period following the date of the Change in Control, the Employee shall thereafter have no further rights, if any, hereunder.

(h) It is the intent of the parties hereto that all payments made pursuant to this Agreement be deductible by the Bank for federal income tax purposes and not result in the imposition of an excise tax on the Employee. Notwithstanding anything contained in this Agreement to the contrary, any payments to be made to or for the benefit of the Employee which are deemed to be “parachute payments” as that term is defined in Section 280G of the Code shall be modified or reduced to the extent deemed to be necessary by the Bank’s Board of Directors to avoid the imposition of excise taxes on the Employee under Section 4999 of the Code or the disallowance of a deduction to the Bank under Section 280G of the Code.

(i) In the event any dispute shall arise between the Employee and the Bank as to the terms or interpretation of this Agreement, including this Paragraph 2, whether instituted by formal legal proceedings or otherwise, including any action taken by the Employee to enforce the terms of this Paragraph 2 or in defending against any action taken by the Bank, the Bank shall reimburse the Employee for all costs and expenses incurred in such proceedings or actions, including reasonable attorney’s fees, in the event the Employee prevails in any such action.

3.  Effect of Agreement on Employment Status of Employee.  This Agreement shall not confer on the Employee any right to employment with the Bank or to a position as an officer or an employee of the Bank, nor shall it limit the right of the Bank to remove the Employee from any position held by the Employee or to terminate the Employee’s employment at any time.

4.  Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon any corporate or other successor of the Bank which shall acquire, directly or indirectly, by conversion, merger, consolidation, purchase or otherwise, all or substantially all of the assets of the Bank.

5.  Modification; Waiver; Amendments.  No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing and signed by the Employee and the Bank, except as herein otherwise provided. No waiver by either party hereto, at any time, of any breach by the other party hereto of, or compliance with a condition or provision of this Agreement to be performed by such other party, shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No amendments or additions to this Agreement shall be binding unless in writing and signed by both parties, except as herein otherwise provided.

6.  Applicable Law.  This Agreement shall be governed in all respects whether as to validity, construction, capacity, performance or otherwise, by the law of North Carolina, except to the extent that federal law shall be deemed to apply.

7.  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

8.  Previous Agreement.  This Agreement replaces the change in control compensation agreement between the Officer and The Bank of Richmond, N.A., the predecessor of the Bank, dated October 20, 2006.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

GATEWAY BANK & TRUST CO.

By:
D. Ben Berry, Chief Executive Officer

EMPLOYEE

[Name]

AMENDMENT NUMBER ONE TO THE
AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

WHEREAS, GATEWAY FINANCIAL HOLDINGS, INC. (“Financial Holdings”) and THE BANK OF RICHMOND, N.A. (“Bank of Richmond”) have entered into an Agreement and Plan of Reorganization and Merger, dated as of January 10, 2007 (the “Definitive Agreement”); and

WHEREAS, Paragraph 10.03 of the Definitive Agreement permits the parties to amend the Definitive Agreement by an agreement in writing approved by the Boards of Directors of Bank of Richmond and Financial Holdings executed in the same manner as the Agreement; and

WHEREAS, the Definitive Agreement provides that the parties agree to use their best efforts to cause the transaction contemplated by the Definitive Agreement to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as mended (the “Code”); and

WHEREAS, upon advice of counsel, for the transaction contemplated by the Definitive Agreement to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Gateway Bank & Trust Co. must be a party to the Definitive Agreement to qualify the transaction as a “reorganization” within the meaning of Section 368(a) of the Code; and

WHEREAS, Bank of Richmond desires to conduct only a special meeting and not an annual meeting to consider approval of the Definitive Agreement and the transactions contemplated; and

WHEREAS, the respective Boards of Directors of Bank of Richmond, Financial Holdings and Gateway Bank & Trust Co. have approved the amendment of the Definitive Agreement as described herein and authorized the execution of the same.

1.01.  Bank of Richmond Shareholders Meeting.  Paragraph 4.01(b) of the Definitive Agreement is amended in its entirety to read as follows:

‘‘(b) Bank of Richmond Shareholders Meeting.  Bank of Richmond agrees to cause a special meeting of its shareholders (the “Bank of Richmond Shareholders Meeting”) to be held to consider the approval of the Merger and the ratification and adoption of this Agreement. In connection with the call and conduct of, and all other matters relating to the Bank of Richmond Shareholders Meeting (including the solicitation of proxies), Bank of Richmond will comply in all material respects with all provisions of applicable law and regulations and with its Articles of Incorporation and Bylaws.”

1.02.  Reorganization.  For purposes of the Definitive Agreement, Gateway Bank & Trust Co. is a party to the Definitive Agreement as necessary for the transaction contemplated by the Definitive Agreement to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

1.03.  Definitive Agreement.  No other terms and conditions of the Definitive Agreement are affected by this Amendment.

[Remainder of page left blank intentionally.]

A-1

IN WITNESS WHEREOF, Gateway Bank & Trust Co., Bank of Richmond and Financial Holdings each has caused this Amendment to be executed in its name by its duly authorized officers and its corporate seal to be affixed hereto, as of the 26th day of February, 2007.

GATEWAY FINANCIAL HOLDINGS, INC.

By:	/s/ D. Ben Berry
D. Ben Berry
Chairman, President and CEO

ATTEST:

/s/ Wendy Small
Wendy Small, Secretary

[CORPORATE SEAL]

THE BANK OF RICHMOND, N.A.

By:	/s/ Rex L. Smith III
Rex L. Smith III, President and CEO

ATTEST:

/s/
Lawrence N. Ashworth
Lawrence N. Ashworth, Secretary

[CORPORATE SEAL]

GATEWAY BANK & TRUST CO.

BY:	/s/ David R. Twiddy
David R. Twiddy
President

ATTEST:

/s/ Wendy Small
Wendy Small, Secretary

[CORPORATE SEAL]

A-2

Appendix B

January 10, 2007

The Board of Directors
The Bank of Richmond, N.A.
5300 Patterson Avenue
Richmond, Virginia 23226

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of The Bank of Richmond, N.A. (“Bank of Richmond”) of the terms and conditions of the proposed merger (the “Merger”) of Bank of Richmond into Gateway Financial Holdings, Inc. (“Gateway”), pursuant to the Agreement and Plan of Merger, dated as of January 10, 2007, between Bank of Richmond and Gateway (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock of Bank of Richmond, par value $4.00 per share (the “Common Shares”), will be converted into the right to receive, at the election of a Bank of Richmond shareholder, a) $30.05 of Gateway common stock, no par value (the “Stock Consideration”) or (b) cash in the amount of $30.05 (the “Cash Consideration”); in each case, subject to the formulas and certain adjustments as set forth in the Agreement.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Bank of Richmond and Gateway, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Bank of Richmond and Gateway for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of Bank of Richmond in rendering this fairness opinion and will receive a fee from Bank of Richmond for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Bank of Richmond and Gateway and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Shareholders and Annual Reports on Form 10-KSB for the three years ended December 31, 2005, 2004 and 2003 of Bank of Richmond; (iii) the Annual Reports to Shareholders, the Annual Report on Form 10-K for the year ended December 31, 2005 and the Annual Reports on Form 10-KSB for the two years ended December 31, 2004 and 2003 of Gateway; (iv) certain interim reports to shareholders and Quarterly Reports on Form 10-QSB of Bank of Richmond for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and certain other communications from Bank of Richmond to its shareholders; (v) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Gateway for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and certain other communications from Gateway to its shareholders; and (vi) other financial information concerning the businesses and operations of Bank of Richmond and Gateway furnished to us by Bank of Richmond and Gateway for purposes of our analysis. We have also held discussions with senior management of Bank of Richmond and Gateway regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Bank of Richmond and Gateway with similar information for certain other banking companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied

B-1

upon the senior management of Bank of Richmond and Gateway as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent and Gateway’s consent, that the aggregate allowances for loan and lease losses for Bank of Richmond and Gateway are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Bank of Richmond or Gateway, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Bank of Richmond and Gateway; (ii) the assets and liabilities of Bank of Richmond and Gateway; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof, and does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Bank of Richmond or any other business combination in which Bank of Richmond might engage.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to holders of the Common Shares.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

B-2

Appendix C

January 10, 2007
The Board of Directors
Gateway Financial Holdings, Inc.
1580 Laskin Road
P.O. Box 62715
Virginia Beach, Virginia 23451

Members of the Board:

You have requested our opinion as investment bankers that the consideration offered pursuant to the Agreement and Plan of Reorganization and Merger, dated as of January 10, 2007, by and between Gateway Financial Holdings, Inc. (“Financial Holdings”), Gateway Bank & Trust Co. (“Gateway Bank”) and The Bank of Richmond, N.A. (“BRCH”) (the “Agreement”), is fair to the holders of Financial Holdings common stock, no par value, from a financial point of view.

Pursuant to the Agreement, BRCH shall be merged with and into Gateway Bank with the surviving entity being Gateway Bank. Under the terms of the Agreement, BRCH stockholders will receive either $30.05 per share in cash or Financial Holdings Common Stock (“Financial Holdings Common Stock”) of comparable value, subject to certain collar provisions, as determined by a pricing period. Should the Holdings Average Price (as defined below) be equal to or greater than $12.83 or equal to or less than $15.69, then the Exchange Ratio shall be equal to $30.05 divided by the Holdings Average Price, rounded to five decimal places. However, should the Holdings Average Price be less than $12.83, the Exchange Ratio will be 2.34217 and should the Holdings Average Price be greater than $15.69, then the Exchange Ratio will be 1.91523. “Holdings Average Price” shall mean the average of the closing price per share of Financial Holdings Common Stock as reported on the Nasdaq Global Market for the ten (10) consecutive trading days on which there is an actual trade ending two trading days prior to the date of the approval order of the Merger by the Board of Governors of the Federal Reserve System or the North Carolina Banking Commission, whichever is later. Pursuant to the terms of the Agreement, stockholders of BRCH will have the opportunity to elect to receive cash, shares of Financial Holdings Common Stock, or a combination of cash and shares of Financial Holdings common stock subject to the allocation and proration procedures set forth in the Agreement which are intended to ensure that, in the aggregate, 50% of the total merger consideration will be cash and 50% of the total merger consideration will be Financial Holdings Common Stock. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

Ryan Beck & Co. (“Ryan Beck”) as a customary part of its investment banking business is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In conducting our investigation and analysis of the Merger, we have met with members of senior management of Financial Holdings and BRCH to discuss their operations, historical financial statements, strategic plans and future prospects. We have reviewed and analyzed material prepared in connection with the Merger, including but not limited to the following: (i) the Agreement and related documents; (ii) Financial Holdings’s Forms 10-K for the years ended December 31, 2005, 2004 and 2003; and Forms 10-Q for the periods ended September 30, 2006, June 30, 2006, and March 31, 2006; (iii) Financial Holding’s Proxy Statement dated April 5, 2006; (iv) BRCH’s Forms 10-K for the years ended December 31, 2005, 2004, and 2003, Forms 10-Q for the periods ended September 30, 2006, June 30, 2006, and March 31, 2006; (v) BRCH’s Proxy Statement Dated April 19, 2006; (vi) certain operating and financial information provided to Ryan Beck by the management of Financial Holdings relating to its business and prospects; (vii) the historical stock prices and trading volume of BRCH’s common stock; (viii) the historical stock prices and trading volume of Financial Holdings’s common stock; (ix) certain operating and financial information provided to Ryan Beck by the management of BRCH relating to BRCH’s business and prospects; (x) the publicly available financial data of banks and bank holding companies which Ryan Beck deemed generally comparable to BRCH; and (xi) the terms of recent acquisitions of banks and bank holding companies which Ryan Beck deemed generally comparable in whole or in part to BRCH. We also conducted or reviewed such other studies, analyses, inquiries and examinations, as we deemed appropriate.

While we have taken care in our investigation and analyses, we have relied upon and assumed the accuracy, completeness and fairness of the financial and other information provided to us by the respective institutions or which was publicly available and have not assumed any responsibility for independently verifying such information. We have also relied upon the management of Financial Holdings and BRCH as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us with respect to Financial Holdings and BRCH and in certain instances we have made certain adjustments to such financial and operating forecasts, which in our judgment were appropriate under the circumstances. In addition, we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of management. Ryan Beck is not an expert in evaluating loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses. Therefore, Ryan Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses set forth in the balance sheets of Financial Holdings and BRCH at September 30, 2006, and Ryan Beck assumed such allowances were adequate and complied fully with applicable law, regulatory policy, sound banking practice and policies of the Securities and Exchange Commission as of the date of such financial statements. We also assumed that the merger in all respects is, and will be consummated in compliance with all laws and regulations applicable to Financial Holdings and BRCH and that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Financial Holdings, BRCH, or the combined entity, as the case may be, or on the contemplated benefits of the Merger, including the expected synergies. We have not made or obtained any independent evaluations or appraisals of the assets and liabilities of either Financial Holdings or BRCH or their respective subsidiaries, nor have we reviewed any loan files of Financial Holdings or BRCH or their respective subsidiaries.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors, as we have deemed appropriate in the circumstances. Our opinion is necessarily based on economic, market and other conditions and projections as they exist and can be evaluated on the date hereof.

We have been retained by the Board of Directors of Financial Holdings, as an independent contractor to determine whether the consideration offered to BRCH shareholders in the Merger as provided and described in the Agreement is fair, from a financial point of view, to Financial Holdings shareholders. Ryan Beck will receive a fee for its services, a significant portion of which is due upon consummation of the Merger. Ryan Beck has had an investment banking relationship with Financial Holdings. Ryan Beck’s research department provides published investment analysis on Financial Holdings and Ryan Beck acts as a market maker in Financial Holdings common stock. Ryan Beck has not had an investment banking relationship with BRCH. Ryan Beck’s research department does not provide published investment analysis on BRCH. Ryan Beck does not act as a market maker in BRCH common stock. In the ordinary course of our business as a broker-dealer, we may actively trade equity securities of Financial Holdings and/or BRCH for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

While we are under no obligation to perform further services or monitor developments with respect to the Merger after the date of this opinion, we reserve the right to withdraw, revise or modify our opinion based upon additional information which may be provided to us by Financial Holdings, BRCH and their respective affiliates or legal counsel, which suggests, in our judgment, a material change in the assumptions upon which our opinion is based.

Our opinion is directed to the Board of Directors of Financial Holdings and does not constitute a recommendation to any shareholder of Financial Holdings as to how such shareholder should vote at any shareholder meeting held in connection with the merger. We have not considered, nor are we expressing any opinion herein with respect to, the price at which Financial Holdings common stock will trade following the consummation of the Merger.

Based upon and subject to the foregoing, it is our opinion as investment bankers that the consideration offered to BRCH shareholders in the Merger as provided and described in the Agreement is fair to the holders of Financial Holdings common stock from a financial point of view.

Very truly yours,

Ryan Beck & Co., Inc.

Part II — Information Not Required in Prospectus

Item 20.  Indemnification of Directors and Officers

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee: (i) conducted himself in good faith; (ii) reasonably believed: (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation, or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above its determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The Bylaws of Gateway Financial Holdings, Inc. provide for indemnification to the fullest extent permitted under North Carolina law for persons who serve as directors, officers, employees or agents of Gateway Financial Holdings, Inc., except to the extent such activities were at the time taken known or believed by the potential indemnities to be clearly in conflict with the best interests of Gateway Financial Holdings, Inc. Accordingly, Gateway Financial Holdings, Inc. may indemnify its directors, officers, or employees or agents in accordance with either the statutory or non-statutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party.

Gateway Financial Holdings, Inc. has purchased a standard directors’ and officers’ liability policy which will, subject to certain limitations, indemnify Gateway Financial Holdings, Inc. and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such.

As permitted by North Carolina law, Article V of Gateway Financial Holdings, Inc.’s Articles of Incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of Gateway Financial Holdings, Inc. or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of Gateway Financial Holdings, Inc., (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of,).

Item 21.	Exhibits and Financial Statement Schedules

The following documents are filed herewith and made a part of this Registration Statement.

Exhibit
Number	Description of Exhibit

2	Agreement and Plan of Reorganization and Merger By and Between Gateway Financial Holdings, Inc. and Bank of Richmond, dated as of January 10, 2007 (included as Appendix A to the Joint Proxy Statement/Prospectus)
4	Form of Stock Certificate of Registrant (incorporated by reference to Exhibit 4 to the Current Report on Form 8K dated October 1, 2001)
5.1	Opinion of Williams, Mullen, Clark & Dobbins, P.C. regarding the legality of securities being registered (filed herewith)
8	Form of Tax Opinion of Williams, Mullen, Clark & Dobbins, P.C. (to be filed by amendment)
13.1	Bank of Richmond Annual Report on Form 10-KSB for the year ended December 31, 2006, filed with the OCC (to be filed by amendment)
23.1	Consent of Dixon Hughes PLLC (filed herewith)
23.2	Consent of Yount, Hyde & Barbour, P.C. (filed herewith)
23.3	Consent of Williams, Mullen, Clark & Dobbins, P.C. (included with Exhibit 5 hereto)
23.4	Consent of Keefe, Bruyette & Woods, Inc.
23.5	Consent of Ryan Beck & Co., Inc.
24.1	Power of Attorney (included on signature page)
99.1	Registrant’s Form of Proxy (to be filed by amendment)
99.2	Bank of Richmond Form of Proxy (to be filed by amendment)

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(A) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(C) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form and that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D) To respond to requests for information that are incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(E) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(F) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus shall provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Virginia Beach, Commonwealth of Virginia, on February 28, 2007.

GATEWAY FINANCIAL HOLDINGS, INC.

By:	/s/ D. Ben Berry
D. Ben Berry
Chairman, President and Chief Executive Officer

By:	/s/ Theodore L. Salter
Theodore L. Salter
Senior Executive Vice President
and Chief Financial Officer

POWER OF ATTORNEY

Each individual whose signature appears below hereby designates and appoints D. Ben Berry, David R. Twiddy and Wendy W. Small, and each of them, either one of whom may act without joinder of the other, as his or her true and lawful attorney-in-fact and agents (the “Attorneys-in-Fact”) with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, which amendments may make such changes in this registration statement as either Attorney-in-Fact deems appropriate, and any registration statement relating to the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933 and requests to accelerate the effectiveness of such registration statements, and to file each such amendment with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such Attorneys-in-Fact and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such Attorneys-in-Fact or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ D. Ben Berry D. Ben Berry	Chairman, President and CEO	February 28, 2007

/s/ Theodore L. Salter Theodore L. Salter	Chief Financial Officer	February 28, 2007

/s/ H. Spencer Barrow H. Spencer Barrow	Director	February 28, 2007

/s/ William Brumsey III William Brumsey III	Director	February 28, 2007

Name	Title	Date

/s/ Jimmie Dixon, Jr. Jimmie Dixon, Jr.	Director	February 28, 2007

/s/ James H. Ferebee, Jr. James H. Ferebee, Jr.	Director	February 28, 2007

/s/ Charles R. Franklin, Jr. Charles R. Franklin, Jr.	Director	February 28, 2007

/s/ Robert Y. Green, Jr. Robert Y. Green, Jr.	Director	February 28, 2007

/s/ W. Taylor Johnson, Jr. W. Taylor Johnson, Jr.	Director	February 28, 2007

/s/ Robert Willard Luther, III Robert Willard Luther, III	Director	February 28, 2007

/s/ Frances Morrisette Norrell Frances Morrisette Norrell	Director	February 28, 2007

/s/ W. C. Owens, Jr. W. C. Owens, Jr.	Director	February 28, 2007

/s/ Billy G. Roughton Billy G. Roughton	Director	February 28, 2007

/s/ Ollin B. Sykes Ollin B. Sykes	Director	February 28, 2007

/s/ Frank T. Williams Frank T. Williams	Director	February 28, 2007

/s/ Jerry T. Womack Jerry T. Womack	Director	February 28, 2007

Exhibit Index

Exhibit
Number	Description of Exhibit

2	Agreement and Plan of Reorganization and Merger By and Between Gateway Financial Holdings, Inc. and Bank of Richmond, dated as of January 10, 2007 (included as Appendix A to the Joint Proxy Statement/Prospectus)
4	Form of Stock Certificate of Registrant (incorporated by reference to Exhibit 4 to the Current Report on Form 8K dated October 1, 2001)
5.1	Opinion of Williams, Mullen, Clark & Dobbins, P.C. regarding the legality of securities being registered (filed herewith)
8	Form of Tax Opinion of Williams, Mullen, Clark & Dobbins, P.C. (to be filed by amendment)
13.1	Bank of Richmond Annual Report on Form 10-KSB for the year ended December 31, 2006, filed with the OCC (to be filed by amendment)
23.1	Consent of Dixon Hughes PLLC (filed herewith)
23.2	Consent of Yount, Hyde & Barbour, P.C. (filed herewith)
23.3	Consent of Williams, Mullen, Clark & Dobbins, P.C. (included with Exhibit 5.1 hereto)
23.4	Consent of Keefe, Bruyette & Woods, Inc.
23.5	Consent of Ryan Beck & Co., Inc.
24.1	Power of Attorney (included on signature page)
99.1	Registrant’s Form of Proxy (to be filed by amendment)
99.2	Bank of Richmond Form of Proxy (to be filed by amendment)